

Annual Report 2024

FY24 HIGHLIGHTS

$4.4B
Revenue

$2.7B
Cloud revenue

$1.4B
Operating cash flow

$1.4B
Free cash flow*

45,842
Customers with
>$10K in Cloud ARR

524
Customers spending
>$1M annually

*Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment. Refer to page 59 of the Annual Report for a reconciliation of GAAP to non-GAAP financial measures.

To our stockholders, customers, partners, and Atlassians –



As I reflect back on fiscal year 2024, I am filled with immense pride for the transformative year we had as a business. We exited the fiscal year with over 300,000 customers and generated over $4.3 billion in revenue and $1.4 billion in operating cash flow. These results are not just numbers, but a representation of the trust and reliance that millions of users place in our products each day.

We successfully ended support for our Server offering, migrating more customers to our Cloud and Data Center offerings than we initially projected. This demonstrates our customers' commitment to the Atlassian platform and creates an even greater opportunity for us to deliver differentiated value across the entire product portfolio. We released new products and features like Atlassian Intelligence, Compass, and Virtual Agents for Jira Service Management, and welcomed Loom to the Atlassian family. We also added six new data residency regions, delivered increased scalability across the product portfolio, and achieved FedRAMP® "In Process" status, driving further momentum with our world-class cloud platform.

We made big strides in the generative AI space. Atlassian Intelligence, our platform-wide AI offering, is delivering game-changing innovation and value to our customers in the cloud with over 30 announced Atlassian Intelligence features across our cloud products. We have also introduced Atlassian Rovo, an entirely new product that takes human-AI collaboration to the next level by integrating contextual information, conversational AI, and agents into workflows. Rovo is an always-on teammate, ready to answer questions, find data, and tackle various tasks, allowing our customers to focus on the highest value work.

Looking ahead, I am fired up and ready to build on this momentum. We have a $67 billion serviceable addressable market opportunity, with $14 billion in our existing enterprise customer base alone, across our three markets: software development, service management, and work management. And we are incredibly well-positioned to seize the opportunity in each of these three markets. Our teams are laser-focused on our top strategic priorities: accelerating our evolution into a world-class enterprise company, continuing our advancements in AI, and empowering team collaboration through the Atlassian System of Work.

These opportunities - coupled with Atlassian's unique business model and ability to deliver differentiated customer value - set us up to drive long-term, durable growth for years to come.

To the entire Atlassian team, thank you for your hard work, perseverance, and commitment to accelerating the power of teamwork. Thank you all for your support on our journey to unleash the potential of every team.

Mike Cannon-Brookes

Chief Executive Officer and Co-Founder

ATLASSIAN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-37651



Atlassian Corporation

(Exact name of registrant as specified in its charter)

Delaware	**88-3940934**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

350 Bush Street, Floor 13
San Francisco, California 94104
(Address of principal executive offices and Zip Code)

(415) 701-1110
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	TEAM	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of December 31, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $37.1 billion based upon the closing price reported for such date on the Nasdaq Global Select Market.

As of August 9, 2024, there were 160,032,961 shares of the registrant's Class A Common Stock and 99,995,049 shares of the registrant's Class B Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2024 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended June 30, 2024, are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

ANNUAL REPORT
TABLE OF CONTENTS

INTRODUCTION

Our consolidated financial statements are presented in U.S. dollars. All references in this Annual Report on Form 10-K to "$," "U.S. $," "U.S. dollars" and "dollars" mean U.S. dollars, unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that articulate our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial performance, including our revenues, cost of revenues, gross profit or gross margin and operating expenses;
- the sufficiency of our cash and cash equivalents to meet our liquidity needs;
- our ability to increase the number of customers using our software;
- our ability to attract and retain customers to use our products and solutions;
- our ability to develop new products and enhancements to our existing products;
- our ability to successfully expand in our existing markets and into new markets;
- our ability to effectively manage our growth and future expenses;
- our ability to prevent security breaches and unauthorized access to customer data;
- our ability to maintain, protect and enhance our intellectual property;
- our ability to grow our Cloud offerings;
- our ability to incorporate artificial intelligence solutions and features into our platform;
- our future growth and profitability;
- our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;
- our ability to attract and retain qualified employees and key personnel;
- the effects of our program to repurchase shares of our outstanding Class A Common Stock;
- future acquisitions of, or investments in, complementary companies, products, services or technologies; and
- the impact of general economic conditions, such as inflation and related interest rate increases, political and social unrest, armed conflict, natural disasters, climate change, diseases and pandemics, and any associated economic downturn, on our results of operations and financial performance.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, or investments.

PART I

ITEM 1. BUSINESS

Company Overview

Our mission is to unleash the potential of every team.

The Atlassian System of Work is our philosophy for how every team works together in technology-driven organizations to achieve impact that would be impossible alone. Through a connected portfolio of products with discrete value propositions that are built on the Atlassian platform and data model, the Atlassian System of Work gives all teams the right teamwork foundations so they can plan and track work, align on goals, and unleash knowledge across the organization.

The Atlassian platform is the common technology foundation for our products and solutions that drives connection between teams, information, and workflows across the entire organization. Additionally, we help leadership teams gain actionable insights and visibility across their organizations and deliver solutions for specialized teams, like product and development teams and IT operations and support teams.



Enterprise Strategy and Planning
Jira Align
World-Class Software Development
Compass
Jira Product Discovery
Bitbucket
High-Velocity Service Management
Jira Service Management
Teamwork Foundations
Jira
Confluence
Loom
Rovo *
Portfolio
Platform
*Rovo was announced in May 2024 and is not generally available

Our primary products include Jira for planning and project management, Confluence for content creation and sharing, Jira Service Management for team service, management and support applications, and Loom, which we acquired in November 2023, for asynchronous video collaboration. Together, our connected portfolio of products form integrated solutions that are deeply entrenched in how teams collaborate and how organizations run, and provide customers all the benefits of analytics, automation, and now AI, as well as integrations with thousands of third-party apps.

Our mission is made possible by a deep investment in product development to create and refine innovative, high-value, and versatile products that users love. We make our products affordable for organizations of all sizes and transparently share our pricing online for most of our products. We aim to grow our customer base, targeting small, medium and large enterprises, in every industry, and in most geographies, and strategically expand our relationships with customers over time with our dedicated sales team. This product-led philosophy enables us to go to market in a unique and efficient way. To land new customers, we've engineered a frictionless flywheel with an emphasis on self-service, making it easy to try and get value first and foremost. This allows us to operate at an exceptional scale for an enterprise software company. Our customers span across virtually every industry sector, ranging from small organizations using one of our products for a small group of users to over eighty percent of the Fortune 500, many of which utilize a combination of our products across thousands of users, and across 200 countries and territories, as of June 30, 2024. By designing our products to be simple, powerful, affordable, and

easy to adopt, we generate demand through word-of-mouth and viral expansion within organizations, allowing our sales force to focus primarily on expanding and deepening strategic relationships with existing customers, particularly in the enterprise.

Our culture of innovation, transparency and dedication to customer service drives our success in implementing and refining this unique approach. We believe this approach creates a self-reinforcing effect that fosters innovation, quality, customer success, and scale. As part of this strategy, we invest significantly more in research and development activities than in traditional sales activities relative to other enterprise software companies.

Our Platform

The Atlassian Cloud Platform

The Atlassian cloud platform underpins our cloud product portfolio, allowing us to provide unified experiences, standardized data, and common enterprise infrastructure across all products and teams. It is designed to break down information silos with cross-product experiences and flexible integrations, and ensures that data remains secure, compliant, private, and available with enterprise-grade centralized admin visibility and controls. It enables modern and connected experiences across teams, tools, workflows, and data, including collaboration, analytics, automation, and artificial intelligence capabilities. The comprehensive data model, or Teamwork Graph, unifies and standardizes data across Atlassian products, third-party tools, and teams.

Our strategy is to build more common services and functionality shared across our platform. This approach allows us to develop and introduce new features and products faster, as we can leverage common foundational services that already exist. This also allows our products to more seamlessly integrate with one another, and provides customers better experiences when using multiple products.

Atlassian Intelligence is a set of artificial intelligence ("AI") capabilities embedded into the fabric of our cloud platform, specifically our Premium and Enterprise edition cloud products. Atlassian Intelligence is designed to optimize how individuals work, teams collaborate, and organizations deliver value. With Atlassian Intelligence, teams have the assistance and generative powers of AI, built on state-of-the-art models and insights from over 20 years of teamwork data from Atlassian's products and ecosystem. Our commitment to AI is built directly into the Atlassian platform, where it joins forces with the foundations we've laid—security, reliability, performance, and scalability.

The Atlassian platform is extensible, meaning teams have the freedom to add, integrate, customize, or build new functionality on the Atlassian platform as needed. New apps can be found on the Atlassian Marketplace or can be developed using Forge, our cloud app development platform, or Atlassian Connect, a development framework for extending Atlassian cloud products.

Our Product Strategy

We have developed and acquired a broad portfolio of products that help teams large and small to plan, track, and complete their work in a new way that is coordinated, efficient and innovative. Our products serve the needs of software, IT, and business teams. While our products can provide a range of distinct functionality to users, they share certain core attributes:

- **Built for All Teams -** Our products are singularly designed to help teams work better together and achieve more. We design products that help our customers collaborate more effectively, be more transparent, and operate in a coordinated manner.

- **Easy to Adopt and Use -** We invest significantly in research and development to enable our products to be both powerful and easy to use. Our software is designed to be accessed from the internet and immediately put to work. By reducing the friction that usually accompanies the purchasing process of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more people to try, use, derive value from, and buy our software.

- **Versatile and Adaptable -** We design simple products that are useful in a broad range of workflows and projects. We believe that our products can improve any process involving teams, multiple work streams, and deadlines. For example, Jira, which enables software teams to plan, build, and ship code, is also used by thousands of business teams to manage non-technical workflows such as product design, supply chain management, expense management, and legal document review.

- **Integrated -** Our products are integrated and designed to accelerate work between teams. For example, a developer using Bitbucket can initiate a change request that automatically appears in Jira Service Management for IT Operations to review, with context about that change linked on a Confluence page, enabling teams to deploy fast while still managing risk.

- **Open -** We are dedicated to making our products open and interoperable with a range of other platforms and applications, such as Microsoft, Zoom, Slack, Salesforce, Workday, and Dropbox. In order to provide a platform for our partners and to promote useful products for our users, we developed the Atlassian Marketplace, an online marketplace that features thousands of apps created by a growing global network of independent developers and vendors. The Atlassian Marketplace provides customers a wide range of apps they can use to extend or enhance our products, further increasing the value of the Atlassian platform. This extensive ecosystem facilitates seamless work across different stages and tools, ensuring that work moves forward without the need to port it back and forth between different tools.

Our Products

We offer a range of team collaboration products, including:

- Jira for project management;

- Confluence for a connected workspace for team collaboration, content creation, and knowledge sharing;

- Jira Service Management for team service and support applications;

- Loom for asynchronous video communication;

- Trello for personal productivity;

- Jira Align for enterprise agile planning and value stream management;

- Bitbucket for source code management;

- Atlassian Guard for enterprise-grade security and centralized administration;

- Compass for tracking and managing software components; and

- Jira Product Discovery for prioritization and product roadmapping.

These products can be deployed by users in the cloud and many of our products can be deployed behind the firewall on the customers' own infrastructure.

Jira. Jira provides a sophisticated and flexible project management system that connects technical and business teams so they can better plan, organize, track and manage their work and projects. Jira's flexible ways to view work, customizable dashboards and automation, and powerful reporting features keep distributed teams aligned and on track.

Confluence. Confluence is a connected workspace that empowers organizations to create, organize, find, and share information. The product is organized into spaces that contain pages, whiteboards, video messages, and databases. Confluence ensures that information helps teams improve, connect, and simplify the work that contributes to team goals.

Jira Service Management. Jira Service Management is an intuitive and flexible solution for creating and managing service experiences for a variety of service team providers, including IT, legal, and HR teams. Jira Service Management features include virtual support agents, service portals, as well as advanced change, incident, and automation capabilities to help teams deliver high-velocity service experiences for employees and customers.

Loom. Loom is an asynchronous video communication tool that helps users communicate through instantly shareable videos. Loom videos allow teams to collaborate in richer, more human ways, and can be integrated into a variety of key workplace applications.

Trello. Trello captures and adds structure to fluid, fast-forming work for individuals and teams. A personal productivity tool that can organize your tasks into lists and boards, Trello can tell users and their teams what is being worked on, by whom, and how far along the task or project is.

Jira Align. Jira Align is an enterprise agility solution designed to help businesses quickly adapt and respond to dynamic business conditions with a focus on value-creation. Through data-driven tools, Jira Align makes cross-portfolio work visible, so leaders can identify bottlenecks, risks, and dependencies, and execution is aligned to company strategy.

Bitbucket. Bitbucket is an enterprise-ready Git solution that enables professional dev teams to manage, collaborate on, and deploy quality code.

Atlassian Guard. Atlassian Guard is an enterprise-wide product for enhanced security and centralized administration that works across all of our cloud products.

Compass. Compass is a developer portal that provides a unified real-time representation of engineering teams' output in one place. Compass helps track the components that engineering teams build. It naturally compliments Jira, which tracks the effort of engineering teams in building those components.

Jira Product Discovery. Jira Product Discovery is a prioritization and roadmapping tool. It helps transform product management into a team sport, empowering product teams to bring structure to chaos, align stakeholders on strategy and roadmaps, and bridge the gap between business and tech teams so they can build products that make an impact - all in Jira.

Other Products

We also offer additional products, including Bamboo, Crowd, Crucible, Fisheye, Opsgenie, Sourcetree, Statuspage, and Atlassian cloud apps.

Our Technology, Infrastructure and Operations

Our products and technology infrastructure are designed to provide simple-to-use and versatile products with industry-standard security and data protection that scales to organizations of all sizes, from small teams to large organizations with thousands of users. Maintaining the security and integrity of our infrastructure is an important part of our business. As such, we leverage standard security and monitoring tools to ensure performance across our network.

The Atlassian Marketplace and Ecosystem

The Atlassian Marketplace is a hosted online marketplace for free and purchasable apps to enhance our products. The Atlassian Marketplace offers thousands of apps from a large and growing ecosystem of third-party vendors and developers.

We offer the Atlassian Marketplace to customers to simplify the discovery and purchase of add-on capabilities for our products. Additionally, it serves as a platform for third-party vendors and developers to more easily reach our customer base, while also streamlining license management and renewals. In fiscal year 2024, the Atlassian Marketplace generated over $1.1 billion in gross purchases of third-party apps.

Atlassian Ventures makes strategic investments in our ecosystem, with a focus on cloud apps in the Atlassian Marketplace and products and tools that integrate with our product suite to create shared customer value. Our investments target companies at all stages and financing rounds and intend to drive deeper strategic partnerships.

Forge is our cloud app development platform designed to standardize how Atlassian cloud products are customized, extended, and integrated. Developers can rely on Forge's hosted infrastructure, storage, and function-as-a-service to build new cloud apps for themselves or for the Atlassian Marketplace.

Research and Development

Our research and development organization is primarily responsible for the design, development, testing and delivery of our products and platform. It is also responsible for our customer services platforms, including billing and support, the Atlassian Marketplace, and marketing and sales systems that power our high-velocity, low friction distribution model.

As of June 30, 2024, over 50% of our employees were involved in research and development activities. Our research and development organization consists of flexible and dynamic teams that follow agile development methodologies to enable rapid product releases across our various products and deployment options. In addition to investing in our internal development teams, we invest in our developer ecosystem to enable external software developers to build features and solutions on top of our platform. Given our focus on customer value, we work closely with our customers to develop our products and our development process is designed to incorporate the feedback that matters most from our users. From maintaining an active online community to measuring user satisfaction for our products, we are able to address our users' greatest needs. We release new products, versions, features, and cloud platform capabilities to drive existing customer success and expansion as well as attract new customers to our products. We will continue to make significant investment in research and development to support these efforts.

Sales and Marketing

Our Distribution Model

Our high-velocity, low-friction distribution model is designed to drive exceptional customer scale by making products that are free to try and affordable to purchase online. We prioritize product quality, automated distribution, transparent pricing, and customer service to land new customers and expand to new teams. We also have a sales team focused primarily on expanding and deepening strategic relationships with existing customers, particularly large enterprises. We primarily rely on word-of-mouth and low-touch demand generation to drive trial, adoption, and initial expansion of our products.

The following are key attributes of our unique model:

• **Innovation-driven -** Relative to other enterprise software companies, we invest significantly more in research and development rather than marketing and sales. Our goal is to focus our spending on new product and feature developments that improve quality, ease of adoption, and expansion, and create organic customer demand for our products. We also invest in ways to automate and streamline distribution and customer support functions to enhance our customer experience and improve our efficiency.

• **Simple and Affordable -** We offer our products at affordable prices in a simple and transparent format. For example, a customer can use a free version of our products for a certain number of users. In addition, a customer coming to our website can evaluate and purchase a Jira subscription for 10 users or 50,000 users based on a transparent list price without any interaction with a salesperson. This approach is designed to complement the easy-to-use, easy-to-adopt nature of our products and accelerate adoption by large volumes of new customers.

• **Organic and Expansive -** Our model benefits significantly from customer word-of-mouth driving traffic to our website. The vast majority of our transactions are conducted on our website, which drastically reduces our customer acquisition costs. We also benefit from distribution leverage via our network of solution partners, who resell and customize our products. Once we have landed within a customer team, the networked nature and flexibility of our products tend to lead to adoption by other teams and departments, resulting in user growth, new use cases, and the adoption of our other products.

• **Scale-oriented -** Our model is designed to generate and benefit from significant customer scale. With more than 300,000 customers using our software today, we are able to reach a vast number of users, gather insights to continually improve our offerings, and generate revenue growth by expanding within our customer accounts. Many of our customers began their journey with us at a significantly smaller scale, realized the value of our products, and expanded their footprint meaningfully over time, demonstrating our ability to expand within our existing customer base. Our products drive mission-critical workflows within customers of all sizes, including enterprise customers. We offer enhanced capabilities in the premium and enterprise editions of our products, and we efficiently evolve our expansion sales motion within these larger customers. Ultimately, our model is designed to serve customers large and small and to benefit from the data, network effects, and customer insights that emerge from such scale.

• **Data-driven -** Our scale and the design of our model allows us to gather insights into and improve the customer experience. We track, test, nurture and refine every step of the customer journey and our users' experience. This allows us to intelligently manage our funnel of potential users, drive conversion and expansion, and promote additional products to existing users. Our scale enables us to experiment with various approaches to these motions and constantly tune our strategies for user satisfaction and growth.

Sales

Our website is our primary forum for sales and supports thousands of commercial transactions daily. We share a wide variety of information directly with prospective customers, including detailed product information and product pricing. Over the years, we have grown our sales force to augment our sales motion. Our sales team primarily focuses on expanding the relationships with our largest existing customers. We do not solely rely on a traditional, commissioned direct sales force to land new customers because our sales model focuses on enabling customer self-service, data-driven targeting and automation. We focus on allowing purchasing to be completed online through an automated, easy-to-use web-based process that permits payment using a credit card or bank/wire transfer.

We also have a global network of solution partners with unique expertise, services and products that complement the Atlassian portfolio, such as deployment and customization services, localized purchasing assistance around currency, and language and specific in-country compliance requirements. Sales programs consist of activities and teams focused on supporting our solution partners, tracking channel sales activity, supporting and servicing our largest customers by helping optimize their experience across our product portfolio, helping customers expand their use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.

Marketing

Our go-to-market approach is driven by the strength and innovation of our products and organic user demand. Our model focuses on a land-and-expand strategy, automated and low-touch customer service, superior product quality, and transparent pricing. We make our products free to try and easy to set up, which facilitates rapid and widespread adoption of our software. Our products are built for teams, and thus have natural network effects that help them spread organically, through word-of-mouth, across teams and departments. This word-of-mouth marketing increases as more individual users and teams discover our products.

Our marketing efforts focus on growing our Company brand, building broader awareness and increasing demand for each of our products. We invest in brand and product promotion, demand generation through direct marketing and advertising, and content development to help educate the market about the benefits of our products. We also leverage insights gathered from our users and customers to improve our targeting and, ultimately, the return on investment from our marketing activities. Data-driven marketing is an important part of our business model, which focuses on continuous product improvement and automation in customer engagement and service.

Customers

We serve organizations of all sizes across almost every industry worldwide. Our approach is centered on building long-term relationships with our customers and seizing growth opportunities. We are focused on expanding within our existing customer base as well as successfully shifting on-premises customers to the cloud. To attract new customers and grow within smaller organizations, we primarily utilize a self-service, low-friction distribution model that makes it easy for users to try, adopt, and use our products. Our sales team is primarily focused on expanding and deepening strategic relationships with existing customers, particularly large enterprises. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Key Business Metrics" for additional information about our customer base.

Our Competition

Our products serve teams of all shapes and sizes in every industry, from software and technical teams to IT and service teams, to a broad array of business teams.

Our competitors range from large technology vendors to new and emerging businesses in each of the markets we serve:

- **Software Teams -** Our competitors include large technology vendors, including Microsoft (including GitHub) and IBM, and smaller companies like Gitlab that offer project management, collaboration and developer tools.

- **IT Teams -** Our competitors range from cloud vendors, including ServiceNow, PagerDuty, and Freshworks, to legacy vendors such as BMC Software (Remedy) that offer service desk solutions.

- **Business Teams -** Our competitors range from large technology vendors, including Microsoft and Alphabet, that offer a suite of products, to smaller companies like Asana, Monday.com, Notion and Smartsheet, which offer point solutions for team collaboration.

In most cases, due to the flexibility and breadth of our products, we co-exist within our own customer base alongside many of our competitors' products, such as Microsoft, Gitlab, ServiceNow and Asana.

The principal competitive factors in our markets include product capabilities, flexibility, total cost of ownership, ease of access and use, performance and scalability, integration, customer satisfaction and global reach. Our product strategy, distribution model and company culture allow us to compete favorably on all these factors. Our focus on research and development allows us to rapidly innovate and offer a breadth of powerful products that are easy to use, integrated, and delivered through multiple deployment options. Our high-velocity, low-friction online distribution model allows us to efficiently reach customers globally, and we complement this with our network solution partners and sales teams that focus on expansion within our largest customers. Our culture enables us to focus on customer success through superior products, transparent pricing and world-class customer support.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions governing access to our proprietary technology.

We registered "Atlassian" as a trademark in the United States, Australia, the EU, Russia, China, Japan, Switzerland, Norway, Singapore, Israel, Korea, and Canada, as well as other jurisdictions. We have also registered or filed for trademark registration of product-related trademarks and logos in the United States, Australia, the EU, Brazil, Russia, India, and China, and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective.

As of June 30, 2024, we had 501 issued patents and have approximately 300 applications pending in the United States. We also have a number of patent applications pending before the European Patent Office. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.

We are the registered holder of a variety of domain names that include "Atlassian" and similar variations.

In addition to the protection provided by our registered intellectual property rights, we protect our intellectual property rights by imposing contractual obligations on third parties who develop or access our technology. We enter into confidentiality agreements with our employees, consultants, contractors and business partners. Our employees, consultants and contractors are also subject to invention assignment agreements, pursuant to which we obtain rights to technology that they develop for us. We further protect our rights in our proprietary technology and intellectual property through restrictive license and service use provisions in both the general and product-specific terms of use on our website and in other business contracts.

Governmental Regulations

As a public company with global operations, we are subject to various federal, state, local, and foreign laws and regulations. These laws and regulations, which may differ among jurisdictions, include, among others, those related to financial and other disclosures, accounting standards, privacy and data protection, intellectual property, AI and machine learning, corporate governance, tax, government contracting, trade, antitrust and competition, employment, import/export, and anti-corruption. Compliance with these laws and regulations may be onerous and could, individually or in the aggregate, increase our cost of doing business, or otherwise have an adverse effect on our business, reputation, financial condition, and operating results. For a further discussion of the risks associated with government regulations that may materially impact us, see "Risk Factors" included in Part I, Item 1A of this Annual Report on Form 10-K.

Human Capital Management

We believe our employees to be our greatest asset, and we strive to foster a collaborative, productive, and fun work environment. As of June 30, 2024, we had 12,157 full-time employees. We also engage temporary employees and consultants as needed to support our operations.

In order to support a talented, global, and distributed workforce that reflects our core values and enables us to drive positive value for our customers, we emphasize building and maintaining a strong culture. We also invest in a sustainability program, diversity, equity, and inclusion initiatives, and our total rewards program, which includes competitive compensation and benefits and a distributed work approach. Our efforts have led to external recognition for our workplace and Company.

Our Culture

Our company culture is exemplified by our core values. These values guide what we do, why we create, and who we hire.



Open company, no bullshit

Openness is root level for us. Information is open internally by default and sharing is a first principle. And we understand that speaking your mind requires equal parts brains (what to say), thoughtfulness (when to say it), and caring (how it's said).



Play, as a team

We spend a huge amount of our time at work. So the more that time doesn't feel like "work," the better. We can be serious, without taking ourselves too seriously. We strive to put what's right for the team first – whether in a meeting room or on a football pitch.



Build with heart and balance

"Measure twice, cut once." Whether you're building a birdhouse or a business, this is good advice. Passion and urgency infuse everything we do, alongside the wisdom to consider options fully and with care. Then we make the cut, and we get to work.



Be the change you seek

All Atlassians should have the courage and resourcefulness to spark change – to make better our products, our people, our place. Continuous improvement is a shared responsibility. Action is an independent one.



Don't #@!% the customer

Customers are our lifeblood. Without happy customers, we're doomed. So considering the customer perspective - collectively, not just a handful - comes first.

Our culture plays a key role in our ability to attract, retain, and develop a talented, global, and distributed workforce and our ability to drive customer value and achieve competitive differentiation.

Sustainability

Atlassian's sustainability strategy is focused on the Company's impact on our planet, people and customers. Atlassian has set science-based targets to achieve net zero emissions by 2040, invested in a diversity, equity, and inclusion program, committed to respecting human rights, and laid out guiding principles, commitments, and practices for responsible technology.

We publish an annual Sustainability Report that details our sustainability progress, including information about our strategy, workforce and emissions data, and responsible technology approaches. Our Sustainability Report aligns to leading reporting frameworks including the Greenhouse Gas Protocol and the Sustainability Accounting Standards Board. The latest Sustainability Report can be found in the Investor Relations section of our website, under the Sustainability tab. The contents of these materials, or the contents of those materials accessible through our website, are not incorporated into this Annual Report on Form 10-K.

Diversity, Equity and Inclusion

Atlassian's diversity, equity, and inclusion ("DEI") strategy is focused on building a diverse Atlassian team, ensuring equitable outcomes for all, and fostering inclusive experiences. Our DEI philosophy is centered around a structural approach—embedding anti-biasing principles and techniques across our talent programs. This includes conducting a global pay equity audit annually, beginning in fiscal year 2023, with the goal of ensuring that Atlassians doing like-for-like work are paid fairly and equitably. We also aim to increase inclusion across the company through remote-first employee resource groups.

Our annual Sustainability Report details the progress of our DEI strategy. The Sustainability Report can be found in the Investor Relations section of our website, under the Sustainability tab. The contents of these materials, or the contents of those materials accessible through our website, are not incorporated into this Annual Report on Form 10-K.

Team Anywhere

We call our approach to distributed work "Team Anywhere." The vast majority of our employees are offered the choice to work from their homes, our physical office locations, or any combination of the two, within 14 countries. We strive to use an evidence-based approach to create an effective and collaborative workforce, and as such, promote programs like intentionally planned in-person team gatherings in order to foster employee engagement and connectivity. We believe our Team Anywhere approach allows for a variety benefits, including greater flexibility for our employees and broadening our talent pool beyond the urban hubs in which we have physical office locations.

Total Rewards

Atlassian aims to offer its employees competitive compensation and benefits packages, which are reviewed annually. Our employees are compensated through a combination of fixed and variable or incentive-based cash compensation. Certain employees are also awarded equity compensation in the form of restricted stock units.

We also offer a variety of benefits intended to support employees and their families and help employees engage with their local communities. These benefits vary by country and are designed to meet or exceed local laws and to be competitive in the regions in which we operate. Beyond standard benefits like paid time off and healthcare coverage, our employee benefits include paid parental leave, family formation assistance, flexible working arrangements, wellness reimbursements, mental well-being support, and learning and development resources.

Available Information

You can obtain copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the SEC, and all amendments to these filings, free of charge from our website at https://investors.atlassian.com/financials/sec-filings as soon as reasonably practicable after we file or furnish any of these reports with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of, or accessible through, these websites are not incorporated into this filing and our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this Annual Report on Form 10-K, and in our other public filings. If any such risks and uncertainties actually occur, our business, financial condition or results of operations could differ materially from the plans, projections and other forward-looking statements included elsewhere in this Annual Report on Form 10-K and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occur, our business, financial condition, or results of operations could be harmed substantially.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in this section titled "Risk Factors" and summarized below. We have various categories of risks, including risks related to our business and industry, risks related to information technology, intellectual property, data security and privacy, risks related to legal, regulatory, accounting, and tax matters, risks related to ownership of our Class A Common Stock, risks related to our indebtedness, and general risks, which are discussed more fully below. As a result, this risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth following this summary, as well as elsewhere in this Annual Report on Form 10-K. These risks include, but are not limited, to the following:

- Our historical rapid growth makes it difficult to evaluate our future prospects, and we may not be able to sustain our revenue growth rate or achieve profitability in the future.
- The continuing global economic and geopolitical volatility, and measures taken in response, could harm our business and results of operations.
- The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
- Our quarterly results have fluctuated in the past and may fluctuate significantly in the future and may not fully reflect the underlying performance of our business.
- Our use of generative AI and machine learning in our platform and our business, as well as our potential failure to effectively implement, use, and market these technologies, may result in reputational harm or liability, or could otherwise adversely affect our business.
- We may encounter challenges to our business as we transition our business to focusing more on our cloud offerings.
- Our business depends on our customers renewing their subscriptions and purchasing additional licenses or subscriptions from us, and any decline in our customer retention or expansion could harm our future results of operations.
- If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations could be harmed.
- If we fail to effectively manage our growth, our business and results of operations could be harmed.
- If our marketing model is not effective in attracting new customers or we are unable to realize the benefits of our free trial strategy, our business and results of operations could be harmed.
- Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.
- We may encounter challenges as we develop our enterprise sales force.
- If our security controls are compromised, leading to unauthorized or inappropriate access to customer data, our products could be perceived as insecure, and such perception may result in the loss of existing customers, hinder our ability to attract new ones, and expose us to significant liabilities.
- Interruptions or performance problems associated with our technology and infrastructure could harm our business and results of operations.
- Real or perceived errors, failures, vulnerabilities, or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
- Privacy concerns and laws as well as evolving regulation of cloud computing, AI services, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business and results of operation.
- Our current and future indebtedness may limit our flexibility in obtaining additional financing and in pursuing other business opportunities or operating activities.
- Our global operations and structure subject us to potentially adverse tax consequences.
- The dual class structure of our common stock has the effect of concentrating voting control with certain stockholders, in particular, our Co-Founders and their affiliates, which will limit our other stockholders' ability to influence the outcome of important transactions, including a change in control.

Risks Related to Our Business and Industry

Our historical rapid growth makes it difficult to evaluate our future prospects, and we may not be able to sustain our revenue growth rate or achieve profitability in the future.

We have experienced rapid growth in recent years and such growth rate should not be considered indicative of our future performance and may decline in the future. This rapid growth also makes it more challenging to evaluate our future prospects. Our revenue growth rate has fluctuated in prior periods and, in future periods, our revenue could grow more slowly than it has in the past or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limitations on our ability to, or any decision not to, increase pricing, a slower than anticipated adoption of or migration to our Cloud offerings, failure to capitalize on growth opportunities, contraction in our overall market, or impact from broader macroeconomic factors. As one example, we have seen expansion from existing customers moderate in recent quarters, particularly amongst our small and medium-sized customers. Additionally, we ceased sales of new perpetual license Server offerings for our products in February 2021, and, subject to limited exceptions, ended maintenance and support for Server products in February 2024. If our Server customers did not transition to our Cloud or Data Center offerings, or if our Data Center customers do not migrate to our Cloud offerings, our revenue growth rates and profitability may be negatively impacted. We make assumptions regarding the risks and uncertainties associated with our growth as we plan and operate our business. If our assumptions are incorrect or change, or if we do not address risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow, and our business would suffer.

In addition, we expect our expenses to increase substantially in the near term, particularly as we continue to make significant investments in research and development and technology infrastructure for our Cloud offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products, including our AI products. As a result of these significant investments, and in particular stock-based compensation associated with our growth, we have not in the past and may not in the future be able to achieve profitability as determined under U.S. generally accepted accounting principles ("GAAP"). The additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.

The continuing global economic and geopolitical volatility, and measures taken in response, could harm our business and results of operations.

Large-scale international events in recent years, such as the COVID-19 pandemic and geopolitical instability and war in regions including Ukraine and the Middle East, have negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets. There has also been historically high inflation, which caused the Federal Reserve to tighten monetary policy, including issuing a series of interest rate hikes. This has contributed to the failures of certain banking institutions and otherwise uncertain economic conditions.

Our business depends on demand for business software applications generally and for collaboration software solutions in particular. The market adoption of our products and our revenue is dependent on the number of users of our products. The continuing global economic and geopolitical volatility has and may continue to cause us and our customers to experience decreased demand for our products and services, increases in our operating costs (including our labor costs), reduced liquidity, and limits on our ability to access credit or otherwise raise capital. They could reduce the number of personnel providing development or engineering services, decrease technology spending, including the purchasing of software products, adversely affect demand for our products, affect our ability to accurately forecast our future results, cause some of our paid customers or suppliers to file for bankruptcy protection or go out of business, impact expected spending from new customers or renewals, expansions or reductions in paid seats from existing customers, negatively impact collections of accounts receivable, result in elongated sales cycles, and otherwise harm our business, results of operations, and financial condition.

In particular, we have revenue exposure to customers who are small- and medium-sized businesses. If these customers' business operations and finances are negatively affected, they may not purchase or renew our products, may reduce or delay spending, or request extended payment terms or price concessions, which would negatively impact our business, results of operations, and financial condition. For example, rising interest rates and uncertain economic conditions have contributed to the failures of banking institutions, such as Silicon Valley Bank and First Republic Bank. While we have not had any direct exposure to failed banking institutions to date, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability or our customers' ability to access existing cash, cash equivalents, and investments may be threatened and affect our customers' ability to pay for our products and could have a material adverse effect on our business and financial condition.

The extent to which global economic and geopolitical factors ultimately impact our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be fully predicted at this time. As a result of recent events, we have seen the revenue growth from existing customers moderate and experienced volatility in the trading prices for our Class A Common Stock, and such volatility may continue in the long term. Any sustained adverse impacts from these and other recent macroeconomic events could materially and adversely affect our business, financial condition, operating results, and earnings guidance that we may issue from time to time, which could have a material effect on the value of our Class A Common Stock. They could also heighten many of the other risks described in this "Risk Factors" section.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.

The markets for our solutions are fragmented, rapidly evolving, highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft (including GitHub), IBM, Alphabet, ServiceNow, PagerDuty, Gitlab, Freshworks, BMC Software (Remedy), Asana, Monday.com, Notion and Smartsheet. In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Our competitors, particularly our competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. With the adoption of new technologies, such as AI and machine learning, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, our competitors may more successfully incorporate AI into their products, gain or leverage superior access to certain AI technologies, and achieve higher market acceptance of their AI solutions. In addition, as we continue to expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Many of our current and potential competitors have greater resources than we do, with established marketing relationships, large enterprise sales forces, access to larger customer bases, pre-existing customer relationships, and major distribution agreements with consultants, system integrators and resellers. Additionally, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own internal collaboration and productivity software tools that would reduce or eliminate the demand for our solutions.

Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Some competitors, particularly new and emerging companies with sizeable venture capital investment, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market we serve which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations, and financial condition.

Our quarterly results have fluctuated in the past and may fluctuate significantly in the future and may not fully reflect the underlying performance of our business.

Our quarterly financial results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow us, the price of our Class A Common Stock could decline substantially. Factors that may cause our revenue, results of operations and cash flows to fluctuate from quarter to quarter include, but are not limited to:

- our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers' requirements;

- the timing of customer renewals;

- changes in our or our competitors' pricing policies and offerings;

- new products, features, enhancements, or functionalities introduced by our competitors;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

- significant security breaches, technical difficulties, or interruptions to our products or third-party products on which we rely;

- our increased focus on our Cloud offerings, including customer migrations to our Cloud products;

- our ability to incorporate artificial intelligence solutions and features into our platform;

- the number of new employees added or, conversely, reductions in force;

- changes in foreign currency exchange rates or adding additional currencies in which our sales are denominated;

- the amount and timing of acquisitions or other strategic transactions;

- extraordinary expenses such as litigation, tax settlements, adverse audit rulings or other dispute-related settlement payments;

- general economic conditions, such as recent inflation and interest rate changes, that may adversely affect either our customers' ability or willingness to purchase additional licenses, subscriptions, delay a prospective customer's purchasing decisions, reduce the value of new license or subscription, or affect customer retention;

- the impact of U.S. and international political and social unrest, armed conflict, natural disasters, climate change, diseases and pandemics, and any associated economic downturn, on our results of operations and financial performance;

- seasonality in our operations;

- the impact of new accounting pronouncements and associated system implementations; and

- the timing of the grant or vesting of equity awards to employees, contractors, or directors.

Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, results of operations, and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, results of operations, and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

Our use of generative AI and machine learning in our platform and our business, as well as our potential failure to effectively implement, use, and market these technologies, may result in reputational harm or liability, or could otherwise adversely affect our business.

We have incorporated and expect to continue to incorporate AI and machine learning solutions and features, including generative AI solutions and features, into our platform, and otherwise within our business, and these solutions and features may become more important to our operations or to our future growth over time. There can be no assurance that the use of AI and machine learning solutions and features will enhance our products or services, produce intended results, or be beneficial to our business, including our efficiency or profitability, and we may fail to properly implement or market our AI and machine learning solutions and features. Our investments in AI solutions and features have and may continue to negatively impact our operating margins until we are able to increase revenue enough to offset these investments. Our competitors or other third parties may incorporate AI into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. In addition, suppliers of the third-party AI models we use in our platform could terminate their relationship with us, cease to make certain models available to us, or make certain models more expensive for us to use. Our ability to effectively implement and market our AI solutions and features will also depend, in part, on our ability to attract and retain employees with AI expertise, and we expect significant competition for professionals with such skills and technical knowledge.

Additionally, our AI and machine learning solutions and features may expose us to additional claims, demands, and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. There are significant risks involved in utilizing AI and machine learning technologies, and in particular, generative AI technologies. For example, AI and machine learning algorithms may be flawed, insufficient, or of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not easily be detectable. AI and machine learning technologies have also been known to produce false or "hallucinatory" inferences or outputs. Further, inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion regarding the use of AI and machine learning, could impair the acceptance of AI and machine learning solutions, including those incorporated into our products and services. If the AI and machine learning tools incorporated into our platform, or the content generated by such tools, is harmful, biased, inaccurate, discriminatory or controversial, our results of operations could suffer, including due to legal, competitive and reputational harm. Our customers may be less likely to utilize our AI and machine learning tools or may cease using our platform altogether. If we do not have sufficient rights to use the output of such AI and machine learning tools, or the data or other material or content on which the AI and machine learning tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

In addition, we are subject to the risks of new or enhanced governmental or regulatory scrutiny, litigation, or other legal liability, ethical concerns, negative consumer perceptions as to automation and AI and machine learning technologies, any of which could adversely affect our business, reputation, or financial results. The technologies underlying AI and machine learning and their uses are subject to a variety of laws and regulations related to online services, intermediary liability, intellectual property rights, privacy, data security and data protection, consumer protection, competition and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI and machine learning technologies are the subject of ongoing review by various federal, state and foreign governments and regulators, which are applying, or are considering applying, their platform moderation, privacy, data security and data protection laws and regulations to such technologies or are considering general legal frameworks for the appropriate use of AI and machine learning. As the legal, regulatory, and policy environments around AI and machine learning evolve, we may become subject to new legal and regulatory obligations in connection with our use of AI and machine learning technology, which could require us to make significant changes to our policies and practices, necessitating expenditure of significant time, expense, and other resources. We may not be able to anticipate how to respond to rapidly evolving legal frameworks, and we may have to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks on AI and machine learning products are not consistent across jurisdictions. Accordingly, it is not possible to predict all of the risks related to the use of AI and machine learning solutions that we may face, and changes in laws, rules, directives, and regulations governing the use of AI and machine learning solutions may adversely affect our ability to use or sell these solutions or subject us to legal liability.

We may encounter challenges to our business as we transition our business to focusing more on our Cloud offerings.

We currently offer and sell both Data Center and Cloud offerings of certain of our products. For these products, our Cloud offering enables quick setup and subscription pricing, while our Data Center offering permits more customization, a term license fee structure, and complete application control. Although a substantial majority of our revenue was historically generated from customers using our Server and Data Center products, over time our customers have moved and we expect them to continue to move to our Cloud offerings, resulting in our Cloud offerings becoming more central to our distribution model. As a part of this transition, we ceased sales of new perpetual licenses for our Server products in February 2021 and, subject to limited exceptions, ended maintenance and support for Server products in February 2024.

We may be subject to additional competitive and pricing pressures for our Cloud offerings compared to our Data Center offerings, which could harm our business. Further, revenues from our Cloud offerings are typically lower in the initial year compared to our Data Center offerings, which may impact our near-term revenue growth rates and margins, and we incur higher or additional costs to supply our Cloud offerings, such as fees associated with hosting our cloud infrastructure. We have and expect to continue to see increased expenses and lower margins due such hosting costs increasing in this transition. Additionally, we offered discounts to certain of our enterprise-level Server customers to incentivize migration to our Cloud offerings, which impacted our near-term revenue growth. If our remaining Server customers did not transition to our Cloud or Data Center offerings, or if our Data Center customers do not migrate to our Cloud offerings, our revenue growth rates and profitability may be negatively impacted. If our Cloud offerings do not develop as quickly as we expect, if we are unable to continue to scale our systems to meet the requirements of successful, large Cloud offerings, or if we lose customers currently using our Data Center products due to our increased focus on our Cloud offerings or our inability to successfully migrate them to our Cloud products, our business could be harmed. We are directing a significant portion of our financial and operating resources to implement robust Cloud offerings for our products and to migrate our existing customers to our Cloud offerings, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our Cloud offering that competes successfully against our current and future competitors and our business, results of operations, and financial condition could be harmed.

Our business depends on our customers renewing their subscriptions and purchasing additional licenses or subscriptions from us, and any decline in our customer retention or expansion could harm our future results of operations.

In order for us to maintain or improve our results of operations, it is important that our customers renew their licenses or subscriptions when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their licenses or subscriptions, and our customers may not renew licenses or subscriptions with a similar contract duration or with the same or greater number of users. Our customers generally do not enter into long-term contracts; rather they primarily have monthly or annual terms. Some of our customers have elected not to renew their agreements with us in the past and it is difficult to accurately predict long-term customer retention.

Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers' spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base, our increased focus on our Cloud offerings, our decision to end the sale of new perpetual licenses for our products, or the effects of global economic conditions, including the impacts on us or our customers, partners and suppliers from inflation and interest rate increases. We may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions, renew on less favorable terms, or fail to add more users, our revenue may decline or grow less quickly, which could harm our future results of operations and prospects.

If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations could be harmed.

Our ability to attract new customers and retain and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market acceptance. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market acceptance necessary to generate significant revenue.

The markets for our products are subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. These are all uncertain and we cannot predict the consequences, effects, or introduction of new, disruptive, emerging technologies or the manner and pace at which our markets develop over time, and our ability to compete in these markets depends on predicting and adapting to these changing circumstances. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, and anticipating these factors requires that we allocate significant resources without any guarantee that any such investments and efforts will result in initial or enhanced adoption of our products in the marketplace. For example, with the development of next-generation solutions that utilize new and advanced features, including AI and machine learning, we have and expect to continue to commit significant resources to developing new products and enhancements incorporating AI and machine learning, and there is no guarantee that our investments and efforts will result in wider adoption of our products in the marketplace. If new technologies emerge that can deliver competitive products and services at lower prices, more efficiently, more reliably, more conveniently or more securely or if new products are introduced into the market that could render our existing products obsolete, such technologies and products could adversely impact our ability to compete effectively and may lead to customers reducing or terminating their usage of our products.

If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations, and financial condition could be harmed.

If we cannot continue to expand the use of our products beyond our initial focus on software developers, our ability to grow our business could be harmed.

Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our products to additional use cases beyond software developers, including information technology and business teams. If we fail to predict customer demands or achieve further market acceptance of our products within these additional areas and teams, or if a competitor establishes a more widely adopted product for these applications, our ability to grow our business could be harmed.

We invest significantly in research and development, and to the extent our research and development investments do not translate into new products or material enhancements to our current products, or if we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal years 2024 and 2023, our research and development expenses were 50% and 53% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business could be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it could harm our business and results of operations.

If we fail to effectively manage our growth, our business and results of operations could be harmed.

We have experienced and expect to continue to experience rapid growth, both in terms of employee headcount and number of customers, which has placed, and may continue to place, significant demands on our management, operational, and financial resources. We operate globally and sell our products to customers in approximately 200 countries and territories. Further, we have employees in Australia, Canada, France, Germany, India, Japan, the Netherlands, New Zealand, the Philippines, Poland, South Korea, Turkey, the U.S., and the United Kingdom (the "UK"), and a substantial number of our employees have been with us for fewer than 24 months. We plan to continue to invest in and grow our team, and to expand our operations into other countries in the future, which will place additional demands on our resources and operations. As our business expands across numerous jurisdictions, we may experience difficulties, including in hiring, training, and managing a diffuse and growing employee base.

We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial, and management controls and systems, as well as our reporting systems and procedures, to manage this complexity, our business, results of operations, and financial condition could be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.

Our corporate values have contributed to our success, and if we cannot maintain these values as we grow, we could lose the innovative approach, creativity, and teamwork fostered by our values, and our business could be harmed.

We believe that a critical contributor to our success has been our corporate values, which we believe foster innovation, teamwork, and an emphasis on customer-focused results. In addition, we believe that our values create an environment that drives and perpetuates our product strategy and low-cost distribution approach. As we undergo growth in our customers and employee base, maintain a remote-first "Team Anywhere" work environment, and continue to develop the infrastructure of a public company, we may find it difficult to maintain our corporate values. Any failure to preserve our values could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.

If our marketing model is not effective in attracting new customers or we are unable to realize the benefits of our free trial strategy, our business and results of operations could be harmed.

Our marketing model has relied on the strength of our products and organic user demand, driven by word-of-mouth marketing and viral expansion within organizations. We offer free trials, limited free versions and affordable starter licenses for certain products in order to promote additional usage, brand and product awareness, and adoption. If we are not able to organically attract customers, our revenue may grow more slowly than expected, or decline. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers' satisfaction with our products, including as a result of our own actions or actions outside of our control, could harm word-of-mouth referrals and our brand. If our customer base does not continue to grow with our marketing model, we may be required to incur significantly higher marketing and sales expenses in order to acquire new subscribers, which could harm our business and results of operations.

In addition, our strategy of offering free trials, limited free versions or affordable starter licenses for certain products could be ineffective. Users may not perceive value in the additional benefits and services we offer beyond our free trials or limited free versions and, historically, a majority of users never convert to a paid version of our products from these free trials or limited free versions or upgrade beyond the starter license. Our marketing strategy also depends in part on persuading users who use free trials, free versions or starter licenses of our products to convince others within their organization to purchase and deploy our products. To the extent that these users do not become, or lead others to become, customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business could be harmed.

Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.

Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level or free pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. We have historically increased, and will continue to increase, prices from time to time. As competitors enter the market with low cost or free alternatives to our products, it may become increasingly difficult for us to compete effectively and our ability to garner new customers could be harmed. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty, inflation and interest rate increases. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.

We may encounter challenges as we develop our enterprise sales force.

In recent years, we have focused on strategically growing our sales force to expand and deepen our relationships with our existing customers, particularly large enterprises. As our sales force develops, we may encounter challenges in identifying, recruiting, training, and retaining a qualified sales force, and we expect this growth to require significant time, expense, and attention. Expanding our sales infrastructure also has impacts on our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses and maintain positive free cash flow.

As our sales teams grow, we may face increased costs, longer sales cycles, greater competition and less predictability in completing our sales. For enterprise customers, the evaluation process may be longer and more involved, and require us to invest more in educating our customers about our products, services, and solutions, particularly because the decision to use our products, services, and solutions is often an enterprise-wide decision. We may be required to submit more robust proposals, participate in extended proof-of-concept evaluation cycles and engage in more extensive contract negotiations. In addition, our enterprise customers often demand more complex configurations and additional integration services and product features. Adverse macroeconomic conditions have caused, and may cause in the future, delays in our enterprise customers' purchasing decisions. Due to these factors, we often must devote greater sales support to certain enterprise customers, which increases our costs and time required to complete a sale, without assurance that potential customers will ultimately purchase our solutions. We also may be required to devote more services resources to implementation, which increases our costs, without assurance that customers receiving these services will renew or renew at the same level. Since the sales cycles for our enterprise offerings are multi-phased and complex, it is often unpredictable when a given sales cycle will close. Our revenue from enterprise customers may be affected by longer-than-expected sales and implementation cycles, extended collection cycles, potential deferral of revenue, and alternative licensing arrangements.

We derive a majority of our revenue from Jira and Confluence.

We derive a majority of our revenue from Jira and Confluence. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases, the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, and financial condition could be harmed.

We recognize certain revenue streams over the term of our subscription contracts. Consequently, downturns in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We generally recognize subscription revenue from customers ratably over the terms of their contracts. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription plans entered into during previous quarters. Consequently, a decline in new or renewed licenses and subscriptions in any single quarter may only have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. For example, the impact of current economic uncertainties may cause customers to request concessions, including better pricing, which may not be reflected immediately in our results of operations. In addition, customers have in the past and may continue in the future to slow their rate of expansion or edition upgrades or reduce their number of licenses. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of certain of our customer agreements. Our subscription revenue also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from certain new customers must be recognized over the applicable term.

If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.

We operate the Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, apps. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and we believe that third-party apps from the Atlassian Marketplace facilitate greater usage and customization of our products. If we do not continue to add new vendors and developers, are unable to sufficiently grow the number of cloud apps our customers demand, or our existing vendors and developers stop developing or supporting the apps that they sell on the Atlassian Marketplace, our business could be harmed.

In addition, third-party apps on the Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, in the past, third-party apps have caused disruptions affecting multiple customers. To the extent these apps contain bugs, vulnerabilities, or defects, such apps have in the past and may in the future create disruptions in our customers' use of our products, lead to data loss or unauthorized access to customer data, damage our brand and reputation, and affect the continued use of our products, which could harm our business, results of operations and financial condition.

Any failure to offer high-quality product support could harm our relationships with our customers and our business, results of operations, and financial condition.

In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient product support that meets our customers' needs globally at scale. The number of our customers has grown significantly and that has put additional pressure on our product support organization. End customers may also reach out to us requesting support for third-party apps sold on the Atlassian Marketplace. In order to meet these needs, we have relied in the past and will continue to rely on third-party vendors to fulfill requests about third-party apps and self-service product support to resolve common or frequently asked questions for Atlassian products, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party vendors and self-service support, our ability to grow our operations could be harmed and we may need to hire additional support personnel, which could harm our results of operations. For example, in April 2022, a subset of our customers experienced a full outage across their Atlassian Cloud products due to a faulty script used during a maintenance procedure. While we restored access for these customers with minimal to no data loss, these affected customers experienced disruptions in using our Cloud products during the outage. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.

If we are unable to develop and maintain successful relationships with our solution partners, our business, results of operations, and financial condition could be harmed.

We have established relationships with certain solution partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing, and maintaining strategic relationships with our existing and potential solution partners that can drive substantial revenue and provide additional value-added services to our customers. For fiscal year 2024, we derived over 50% of our revenue from channel partners' sales efforts.

Successfully managing our indirect channel distribution efforts is a complex process across the broad range of geographies where we do business or plan to do business. Our solution partners are independent businesses we do not control. Notwithstanding this independence, we still face legal risk and reputational harm from the activities of our solution partners including, but not limited to, export control violations, workplace conditions, corruption, and anti-competitive behavior.

Our agreements with our existing solution partners are non-exclusive, meaning they may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional solution partners we identify and develop will be similarly non-exclusive and unbound by any requirement to continue to market our products. If we fail to identify additional solution partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future solution partners in independently distributing and deploying our products, our business, results of operations, and financial condition could be harmed. If our solution partners do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business could also be harmed.

If we are not able to maintain and enhance our brand, our business, results of operations, and financial condition could be harmed.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our and our solution partners' marketing efforts, our ability to continue to develop high-quality products, our ability to minimize and respond to errors, failures, outages, vulnerabilities, or bugs, and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide analyses of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these analyses. If these analyses are negative, or less positive as compared to those of our competitors' products, our brand may be harmed.

The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our solution partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract new customers, any of which could harm our business, results of operations, and financial condition.

If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others, our products may become less marketable, less competitive, or obsolete and our results of operations could be harmed.

Our products must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our products to be able to easily integrate with third-party applications, including the applications of software providers that compete with us, through the interaction of application programming interfaces ("APIs"). In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on long-term written contracts to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business could be harmed if any provider of such software systems:

- discontinues or limits our access to its APIs;

- modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

- changes how customer information is accessed by us or our customers;

- establishes more favorable relationships with one or more of our competitors; or

- develops or otherwise favors its own competitive offerings over ours.

We believe a significant component of our value proposition to customers is the ability to optimize and configure our products with these third-party applications through our respective APIs. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our products could decline and our business and results of operations could be harmed.

In addition, an increasing number of organizations and individuals within organizations are utilizing mobile devices to access the internet and corporate resources and to conduct business. We have designed and continue to design mobile applications to provide access to our products through these devices. If we cannot provide effective functionality through these mobile applications as required by organizations and individuals that widely use mobile devices, we may experience difficulty attracting and retaining customers. Failure of our products to operate effectively with future infrastructure platforms and technologies could also reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our results of operations could be harmed.

Acquisitions of, or investments in, other businesses, products, or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We have completed a number of acquisitions and strategic investments and continue to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. For example, in fiscal year 2024, we acquired Loom, Inc., an asynchronous video messaging platform that helps users communicate through instantly shareable videos. We also may enter into strategic relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, their software and services are not easily adapted to work with our products, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our existing business. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

In the future, we may not be able to find suitable acquisition or strategic investment candidates, and we may not be able to complete acquisitions or strategic investments on favorable terms, or at all. Our previous and future acquisitions or strategic investments may not achieve our goals, and any future acquisitions or strategic investments we complete could be viewed negatively by users, customers, developers or investors.

Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

- issue additional equity securities that would dilute our existing stockholders;

- use cash that we may need in the future to operate our business;

- incur large charges, expenses, or substantial liabilities;

- incur debt on terms unfavorable to us or that we are unable to repay;

- encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

- become subject to adverse tax consequences, substantial depreciation, impairment, or deferred compensation charges.

Risks Related to Information Technology, Intellectual Property, and Data Security and Privacy

If our security controls are compromised, leading to unauthorized or inappropriate access to customer data, our products could be perceived as insecure, and such perception may result in the loss of existing customers, hinder our ability to attract new ones, and expose us to significant liabilities.

Use of our products involves the storage, transmission, and processing of our customers' proprietary data, including potentially personal or identifying information. Unauthorized or inappropriate access to, or security breaches of, our products could result in unauthorized or inappropriate access to data and information, and the loss, compromise or corruption of such data and information. In the event of a security breach, we could suffer loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. In addition, we rely on third-party service providers to host or otherwise process some of such data, and any failure by a third party, or any other entity in our collective supply chain, to prevent or mitigate data security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such data could have similar adverse consequences for us. We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Our errors and omissions insurance covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.

Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, the techniques used to obtain unauthorized access to systems or sabotage systems, or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore such measures cannot provide absolute security. We have in the past experienced breaches of our security measures and other inappropriate access to our systems. Certain of these incidents have resulted in unauthorized access to certain data processed through our products. Our products are at risk for future breaches and inappropriate access, including, without limitation, inappropriate access that may be caused by errors or breaches that may occur as a result of third-party action, or employee, vendor or contractor error or malfeasance, and other causes. We have in the past been, and may in the future be, a target of security threats, including from state actors. While these incidents have not materially affected our business, reputation or financial results, there is no guarantee they will not in the future. Additionally, the ongoing Russian invasion of Ukraine may result in a heightened threat environment and create unknown cyber risks, including increased risk of retaliatory cyber-attacks from Russian actors against non-Russian companies. Additionally, we have transitioned to a remote-first "Team Anywhere" work environment that may pose additional data security risks. We also continue to build AI and machine learning into our products, which may result in security incidents or otherwise increase cybersecurity risks. Further, AI technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents.

As we further transition to selling our products via our Cloud offerings, continue to collect more personal and sensitive information, and operate in more countries, our risks continue to increase and evolve. For instance, we rely on third-party partners to develop apps on the Atlassian Marketplace that connect with and enhance our Cloud offerings for our customers. These apps may not meet the same quality standards that we apply to our own development efforts and have in the past, and may in the future, contain bugs, vulnerabilities, or defects that pose data security risks to our customer or lead to the unauthorized access of user data. Our ability to mandate security standards and ensure compliance by these third parties may be limited. Additionally, our products may be subject to vulnerabilities in the third-party software on which we rely. We have in the past identified a vulnerability in an open source software application we used and similar incidents may occur in the future and could have a material adverse effect on our business. We are likely to face increased risks that real or perceived vulnerabilities of our systems could seriously harm our business and our financial performance, by tarnishing our reputation and brand and limiting the adoption of our products.

Because the techniques used to obtain unauthorized access to or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on the products we offer, the proprietary data processed through our services, and, ultimately, on our business.

Data security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the EU and UK and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify customers or other counterparties of a security incident, including a data security breach. Regardless of our contractual protections, any actual or perceived data security breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

Interruptions or performance problems associated with our technology and infrastructure could harm our business and results of operations.

We rely heavily on our network infrastructure and information technology systems for our business operations, and our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading of, and payment for, all our products. We have experienced, and may in the future experience, disruptions, data loss and corruption, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks, or other security-related incidents. In some instances, we have not been able to, and in the future may not be able to, identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases.

If our products and websites are unavailable, if our users are unable to access our products within a reasonable amount of time, or at all, or if our information technology systems for our business operations experience disruptions, delays or deficiencies, our business could be harmed. Moreover, we provide service level commitments under certain of our paid customer cloud contracts, pursuant to which we guarantee specified minimum availability. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, results of operations, and financial condition. From time to time, we have granted, and in the future will continue to grant, credits to paid customers pursuant to, and sometimes in addition to, the terms of these agreements. For example, in April 2022, a subset of our customers experienced a full outage across their Atlassian cloud products due to a faulty script used during a maintenance procedure. While we restored access for these customers with minimal to no data loss, these affected customers experienced disruptions in using our cloud products during the outage. We incurred certain costs associated with offering service level credits and other concessions to these customers, although the overall impact did not have a material impact on our results of operations or financial condition. However, other future events like this may materially and adversely impact our results of operations or financial condition. Further, disruptions, data loss and corruption, outages and other performance problems in our cloud infrastructure may cause customers to delay or halt their transition to our Cloud offerings, to the detriment of our increased focus on our Cloud offerings, which could harm our business, results of operations and financial condition.

Additionally, we depend on services from various third parties, including Amazon Web Services, to maintain our infrastructure and distribute our products via the internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.

Real or perceived errors, failures, vulnerabilities, or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.

Errors, failures, vulnerabilities, or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment, and networking configurations, which may cause errors, failures of products, or other negative consequences in the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities, or bugs in our products. Any such errors, failures, vulnerabilities, or bugs have in the past not been, and in the future may not be, found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities, or bugs in our products have and could result in negative publicity, loss of or unauthorized access to customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.

In addition, third-party apps on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, in the past, third-party apps have caused disruptions affecting multiple customers. To the extent these apps contain bugs, vulnerabilities, or defects, such apps may create disruptions in our customers' use of our products, lead to data loss or unauthorized access to customer data, they may damage our brand and reputation, and affect the continued use of our products, which could harm our business, results of operations and financial condition.

Privacy concerns and laws as well as evolving regulation of cloud computing, AI services, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business and results of operation.

Regulation related to the provision of services over the internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy, cybersecurity, data protection, data sovereignty and the collection, processing, storage, hosting, transfer and use of data, generally. In the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. In addition, new U.S. state data privacy laws, such as the California Consumer Privacy Act as amended by the California Privacy Rights Act ("CPRA"), and laws that have recently passed and/or gone into effect in many other states similarly impose new obligations on us and many of our customers, potentially as both businesses and service providers. These laws continue to evolve, and as various states introduce similar proposals, we and our customers could be exposed to additional regulatory burdens. In the European Economic Area ("EEA") and the U.K., data privacy laws and regulations, such as the European Union General Data Protection Regulation ("EU GDPR") and United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the "UK GDPR," and, together with the EU GDPR, the "GDPR"), impose comprehensive obligations directly on Atlassian as both a data controller and a data processor, as well as on many of our customers, in relation to our collection, processing, sharing, disclosure and other use of personal data.

We are also subject to evolving privacy laws on cookies, tracking technologies and e-marketing. For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. In addition, certain states and foreign jurisdictions, such as Australia, Canada and the EU, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. In the EU and U.K., informed consent is required for the placement of certain cookies or similar tracking technologies on an individual's device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies.

In addition, various safe harbors have historically been provided to those who hosted content provided by others, such as safe harbors from monetary damages for copyright infringement arising from copyrighted content provided by customers and others, and for defamation and other torts arising from information provided by customers and others. There is an increasing demand for repealing or limiting these safe harbors by either judicial decision or legislation. Loss of these safe harbors may require altering or limiting some of our services or may require additional contractual terms to avoid liabilities for our customers' misconduct.

Although we monitor the regulatory, judicial and legislative environment and have invested in addressing these developments, these new laws may require us to make additional changes to our practices and services to enable us or our customers to meet the new legal requirements, and may also increase our potential liability exposure through new or higher potential penalties for noncompliance, including as a result of penalties, fines and lawsuits related to data breaches. For instance, the Digital Services Act ("DSA") in the EU, which came into force on November 16, 2022 and the majority of substantive provisions of which took effect on February 17, 2024, imposes new obligations around illegal services or content on our platform, traceability of business users, and enhanced transparency measures, and failure to comply can result in fines of up to 6% of total annual worldwide turnover. Record-breaking enforcement actions globally have shown that regulators wield their right to impose substantial fines for violations of privacy regulations, and these enforcement actions could result in guidance from regulators that would require changes to our current compliance strategy. Furthermore, privacy laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements are causing increased scrutiny among customers, particularly in the public sector and highly regulated industries, and may be perceived differently from customer to customer. These developments could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data, require us to fundamentally change our business activities and practices or modify our products, or, in some cases, impact our ability or our customers' ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from customer data globally. For example, in July 2020, the Court of Justice of the European Union ("CJEU") invalidated the EU-U.S. Privacy Shield Framework, one of the mechanisms that allowed companies, including Atlassian, to transfer personal data from the European Economic Area ("EEA") to the United States. Even though the CJEU decision upheld the Standard Contractual Clauses as an adequate transfer mechanism, the decision created uncertainty around the validity of all EU-to-U.S. data transfers. While the EU and U.S. governments have recently adopted the EU-U.S. Data Privacy Framework to foster EU-to-U.S. data transfers and address the concerns raised in the aforementioned CJEU decision, it is uncertain whether this framework will eventually be overturned in court like the previous two EU-U.S. bilateral cross-border transfer frameworks. Certain countries outside of the EEA have also passed or are considering passing laws requiring varying degrees of local data residency. By way of further example, statutory damages available through a private right of action for certain data breaches under the CPRA and potentially other U.S. states' laws, may increase our and our customers' potential liability and the demands our customers place on us. As another example, jurisdictions are considering legal frameworks on AI, which is a trend that may increase now that the EC has agreed the first such framework.

The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from our commitments to customers and our customers' users, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, in particular where customers request specific warranties and unlimited indemnity for noncompliance with privacy laws, any of which could harm our business. We have adopted and continue to adopt data residency in certain territories. These services may enhance our ability to attract and retain customers operating in the relevant jurisdictions, but may also increase the cost and complexity of supporting those customers, the scope of our residency offering may not align with customer needs, and our customers may request similar offerings in other territories.

In addition to government activity, privacy advocates and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally. Our customers expect us to meet voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business. In addition, we have seen a trend toward the private enforcement of data protection obligations, including through private actions for alleged noncompliance, which could harm our business and negatively impact our reputation. In addition, a shift in consumers' data privacy expectations or other social, economic or political developments could impact the regulatory enforcement of privacy regulations, which could require our cooperation and increase the cost of compliance with the imposed regulations.

Further, any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Our business also increasingly relies on artificial intelligence to improve our services and tailor our interactions with our customers. However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use our artificial intelligence models, or require us to make changes to our operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our services. For example, there are specific rules on the use of automated decision making under the GDPR that require the existence of automated decision making to be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Further, California recently introduced a law requiring disclosure of chatbot functionality.

Finally, the uncertain and shifting regulatory environment and trust climate may raise concerns regarding data privacy and cybersecurity, which may cause our customers or our customers' users to resist providing the data necessary to allow our customers to use our services effectively. In addition, new products we develop or acquire may expose us to liability or regulatory risk. Even the perception that the privacy and security of personal information are not satisfactorily protected or do not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud offerings.

We may be sued by third parties for alleged infringement or misappropriation of their intellectual property rights.

There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. We have received, and may receive in the future, communications and lawsuits from third parties, including practicing entities and non-practicing entities, claiming that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Furthermore, the intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty or license payments, prevent us from offering our products or using certain technologies, require us to implement expensive workarounds, refund fees to customers or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such claims or litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products, damage our reputation and harm our business, results of operations and financial condition.

We use open source software in our products that may subject our products to general release or require us to re-engineer our products, which could harm our business.

We use open source software in our products and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source software licenses. Consequently, there is a risk that the owners of the copyrights in such open source software may claim that the open source licenses governing their use impose certain conditions or restrictions on our ability to use the software that we did not anticipate. Such owners may seek to enforce the terms of the applicable open source license, including by demanding release of the source code for the open source software, derivative works of such software, or, in some cases, our proprietary source code that uses or was developed using such open source software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our products, any of which could result in additional cost, liability and reputational damage to us, and harm to our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our products or incur additional costs to comply with the changed license terms or to replace the affected open source software. Although we have implemented policies and tools to regulate the use and incorporation of open source software into our products, we cannot be certain that we have not incorporated open source software in our products in a manner that is inconsistent with such policies.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We primarily rely on a combination of patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, business partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill and if we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. In any event, in order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights.

For example, we provide certain of our customers with the ability to request a copy of the source code of those products, which they may customize for their internal use under limited license terms, subject to confidentiality and use restrictions. If any of such customers misuse or distribute our source code in violation of our agreements with them, or anyone else obtains access to our source code, it could cost us significant time and resources to enforce our rights and remediate any resulting competitive harms.

Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and our business.

Risks Related to Financial Matters

We may require additional capital to support our operations or the growth of our business and we cannot be certain that we will be able to secure this capital on favorable terms, or at all.

We may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of revenue for our products, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. This inability to secure additional debt or equity financing could be exacerbated in times of economic uncertainty and tighter credit, such as is currently the case in the U.S. and abroad. In addition, recent increases in interest rates have and could continue in the future make any debt financing that we are able to secure much more expensive than in the past. Our current Credit Facility and the indenture governing our Senior Notes (each defined below) contain certain restrictive covenants and any future debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of Atlassian, and any new equity or debt securities we issue could have rights, preferences and privileges senior to those of holders of our Class A Common Stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Our current and future indebtedness may limit our flexibility in obtaining additional financing and in pursuing other business opportunities or operating activities.

In May 2024, we issued $500 million aggregate principal amount of 5.250% senior notes due 2029 (the "2029 Notes") and $500 million aggregate principal amount of 5.500% senior notes due 2034 (together with the 2029 Notes, the "Senior Notes"). In August 2024, we amended and restated our prior credit facility to eliminate the senior unsecured delayed-draw term loan facility and provide for a $750 million senior unsecured revolving credit facility (the "Credit Facility"). As of August 14, 2024, we had no outstanding revolving loans under the Credit Facility.

Our Credit Facility requires compliance with various financial and non-financial covenants, including affirmative covenants relating to the provision of periodic financial statements, compliance certificates and other notices, maintenance of properties and insurance, payment of taxes and compliance with laws and negative covenants, including, among others, restrictions on the incurrence of certain indebtedness, granting of liens and mergers, dissolutions, consolidations and dispositions. The Credit Facility also provides for a number of events of default, including, among others, failure to make a payment, bankruptcy, breach of a covenant or representation and warranty, default under material indebtedness (other than the Credit Facility), change of control and judgment defaults. The indentures governing our Senior Notes contain certain negative covenants, including a limitation on liens and limitation on sale/leaseback covenants.

Under the terms of these covenants, we may be restricted from engaging in business or operating activities that may otherwise improve our business or from financing future operations or capital needs. Failure to comply with certain covenants, including the financial covenant, if not cured or waived, will result in an event of default that could trigger acceleration of our indebtedness, which would require us to repay all amounts owed and could have a material adverse impact on our business. In addition, our Credit Facility has a floating interest rate that is based on variable and unpredictable U.S. and international economic risks and uncertainties. If we were to draw on the Credit Facility, any increase in interest rates, as has occurred in the past and may occur in the future, may negatively impact our financial results.

We continue to have the ability to incur additional debt, subject to the limitations in our Credit Facility and the indentures governing our Senior Notes. Our level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

- we may need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for investment in operations and future business opportunities;

- our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

- our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms to us or at all.

We are subject to risks associated with our strategic investments, including partial or complete loss of invested capital. Significant changes in the value of this portfolio could negatively impact our financial results.

We have strategic investments in privately held companies, and, in the past, publicly traded companies, in both domestic and international markets, including in emerging markets. These companies range from early-stage companies to more mature companies with established revenue streams and business models. Many such companies generate net losses and the market for their products, services or technologies may be slow to develop, and, therefore, they are dependent on the availability of later rounds of financing from banks or investors on favorable terms to continue their operations. The financial success of our investment in any privately held company is typically dependent on a liquidity event, such as a public offering, acquisition or other favorable market event reflecting appreciation relative to the cost of our initial investment. Likewise, the financial success of our investment in any publicly held company is typically dependent upon an exit in favorable market conditions, and to a lesser extent on liquidity events. The capital markets for public offerings and acquisitions are dynamic and the likelihood of successful liquidity events for the companies we have invested in could significantly worsen.

Privately held companies in which we invest have undertaken in the past and others may in the future undertake, an initial public offering. We may also decide to invest in companies in connection with or as part of such company's initial public offering or other transactions directly or indirectly resulting in it being publicly traded. Therefore, our investment strategy and portfolio have also expanded in the past to include public companies. In certain cases, our ability to sell these investments may be constrained by contractual obligations to hold the securities for a period of time after a public offering, including market standoff agreements and lock-up agreements.

All of our investments, especially our investments in privately held companies, are subject to a risk of a partial or total loss of investment capital and a number of our investments have lost value in the past. Valuations of privately held companies are also inherently complex due to the lack of readily available market data, and, as a result, the basis for these valuations is subject to the timing and accuracy of the data received from these companies. If we determine that any of our more significant investments have experienced a decline in value, we may be required to record an impairment, which could be material and negatively impact our financial results. In addition, we have in the past, and may in the future, continue to deploy material investments in individual companies in which we have previously invested, resulting in the increasing concentration of risk in a small number of companies. Partial or complete loss of investment capital of these individual companies could be material to our financial statements.

Our global operations and structure subject us to potentially adverse tax consequences.

We are subject to income taxes as well as non-income-based taxes in the U.S., Australia and various other jurisdictions. Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in our earnings and losses in countries with differing statutory tax rates, changes in transfer pricing, changes in operations, changes in nondeductible expenses, changes in excess tax benefits of stock-based compensation expense, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, and changes in accounting principles and tax laws. Any changes or uncertainty in taxing jurisdictions' administrative interpretations, decisions, policies and positions could also materially impact our income tax liabilities. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired, or income and expenses attributable to specific jurisdictions. For example, during fiscal year 2024, we entered into a unilateral advanced pricing arrangement with the Australian Tax Office in relation to our transfer pricing arrangements between Australia and the U.S. for the tax years ended June 30, 2019 to June 30, 2025 that resulted in us making a tax payment of $117.4 million. In addition, in the ordinary course of our business we are subject to tax audits from various taxing authorities. Although we believe our tax positions are appropriate, the final determination of any future tax audits could be materially different from our income tax provisions, accruals and reserves. If such a disagreement were to occur, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, a higher effective tax rate, reduced cash flows and lower overall profitability of our operations.

Tax laws in the U.S. and in foreign jurisdictions are subject to change. For example, the Tax Cuts and Jobs Act ("TCJA"), signed into law in 2017, enacted significant tax law changes which impacted our tax obligations and effective tax rate beginning in our fiscal year 2023. The TCJA eliminates the option to deduct research and development expenditures, instead requiring taxpayers to capitalize and amortize such expenditures over five or fifteen years beginning in fiscal year 2023. Although Congress is considering legislation that would defer or eliminate the capitalization and amortization requirement, there is no assurance that the provision will be repealed or otherwise modified. The Inflation Reduction Act ("IRA"), signed into law in 2022, includes various corporate tax provisions including a new alternative corporate minimum tax on applicable corporations. The IRA tax provisions may become applicable to us in future years, which could result in additional taxes, a higher effective tax rate, reduced cash flows and lower overall profitability of our operations.

Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Cooperation and Development (the "OECD") has introduced various guidelines changing the way tax is assessed, collected and governed. Of note are the efforts around base erosion and profit shifting which seek to establish certain international standards for taxing the worldwide income of multinational companies. These measures have been endorsed by the leaders of the world's 20 largest economies.

In March 2018, the EC proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the EU. As collaborative efforts by the OECD and EC continue, some countries have unilaterally moved to introduce their own digital service tax or equalization levy to capture tax revenue on digital services more immediately. Notably France, Italy, Austria, Spain, the UK, Turkey and India have enacted this tax, generally 2% on specific in-scope sales above a revenue threshold. The EU and the UK have established a mandate that focuses on the transparency of cross-border arrangements concerning at least one EU member state through mandatory disclosure and exchange of cross-border arrangements rules. These regulations (known as MDR in the UK and DAC 6 in the EU) require taxpayers to disclose certain transactions to the tax authorities resulting in an additional layer of compliance and require careful consideration of the tax benefits obtained when entering into transactions that need to be disclosed.

The OECD introduced significant changes to the international tax law framework through the Pillar Two guidelines. The framework outlines a coordinated set of rules to prevent multinational enterprises from shifting profits to low-tax jurisdictions by implementing a 15% global minimum tax. Many countries in which we operate, including the member states of the EU, have enacted Pillar Two. Pillar Two rules will apply to us beginning in our fiscal year 2025. The potential effects of Pillar Two may vary depending on the specific provisions and rules implemented by each country that adopts Pillar Two and may include tax rate changes, higher effective tax rates, potential tax disputes and adverse impacts to our cash flows, tax liabilities, results of operations and financial position

Global tax developments applicable to multinational companies may continue to result in new tax regimes or changes to existing tax laws. If the U.S. or foreign taxing authorities change tax laws, our overall taxes could increase, lead to a higher effective tax rate, harm our cash flows, results of operations and financial position.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added or similar taxes, and we could be subject to liability with respect to past or future sales, which could harm our results of operations.

We do not collect sales and use, value-added and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable to the products we sell in certain jurisdictions. Sales and use, value-added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest, or future requirements could harm our results of operations.

If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Common Stock could be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of Class A Common Stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission (the "SEC") or other regulatory authorities, which could require additional financial and management resources.

We may encounter difficulties in operating our upgraded enterprise resource planning system, which could materially adversely affect us.

During the fiscal quarter ended December 31, 2023, we upgraded our enterprise resource planning ("ERP") system to help us manage our operations and financial reporting. Our upgraded ERP system may not operate as we expect it to and could cause disruption to our operations, which could have a material adverse effect on our business. Difficulties that may occur in connection with operating our upgraded ERP system include disruptions to business continuity, administrative or technical problems, difficulty in maintaining effective internal controls, and interruptions or delays to our sales processes. Any of these events could damage our reputation and harm our business, results of operations and financial condition.

We face exposure to foreign currency exchange rate fluctuations.

While we primarily sell our products in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar and the Indian rupee, and fluctuations in these currencies could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, we transact in non-U.S. dollar currencies for our products, and, accordingly, changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.

We have a foreign exchange hedging program to hedge a portion of certain exposures to fluctuations in non-U.S. dollar currency exchange rates. We use derivative instruments, such as foreign currency forward contracts, to hedge the exposures. The use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments or if we are unable to forecast hedged exposures accurately.

If we are deemed to be an investment company under the Investment Company Act of 1940, our results of operations could be harmed.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), a company generally will be deemed to be an "investment company" for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of these sections of the Investment Company Act. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, is required to register as an "investment company" under the Investment Company Act. If we were obligated to register as an "investment company," we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating and compliance costs, could make it impractical for us to continue our business as contemplated, and could harm our results of operations.

Risks Related to Legal and Regulatory Matters

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive officers and qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, making some activities more difficult, time-consuming, and costly, and has increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight is required.

We have in the past and expect to continue to incur significant legal, accounting, insurance and other expenses and to expend time and resources to comply with these requirements. Additionally, as a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. In addition, the pressures of operating a public company may divert management's attention to delivering short-term results, instead of focusing on long-term strategy. Additionally, we may need to develop our reporting and compliance infrastructure and may face challenges in complying with new requirements that may become applicable to us over time. If we fall out of compliance, we risk becoming subject to litigation or being delisted, among other potential problems.

Further, as a public company it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

We and our customers are subject to increasing and changing laws and regulations that may expose us to liability and increase our costs.

Federal, state, local and foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the technology industry or the industries in which our customers operate, including imposing taxes, fees, or other charges. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers' use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators in various jurisdictions have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. In the United States, the implementation of a cybersecurity Executive Order released in May 2021 may result in further changes and enhancements to compliance and incident reporting standards in order to obtain certain public sector contracts in the future. Additionally, in July 2023, the SEC adopted rules requiring the disclosure of specified elements of cybersecurity risk management, strategy and governance and requiring the disclosure of material cybersecurity incidents within a short time period. If we are unable to comply with these rules, guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed.

Additionally, various of our products are subject to U.S. export controls, including the U.S. Department of Commerce's Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the U.S., or may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. Import, export and economic sanctions laws may also change rapidly due to political events, such as has occurred in response to Russia's invasion of Ukraine. The exportation, reexportation, and importation of our products, and the provision of services, including by our solution partners, must comply with these laws or else we may be adversely affected through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations. Changes in import and export laws are occurring in the jurisdictions in which we operate and we may fail to comply with new or changing regulations in a timely manner, which could result in substantial fines and penalties for us and could adversely affect our business, financial condition and results of operation.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in additional jurisdictions.

Finally, as we expand our products and services and evolve our business models, we may become subject to additional government regulation or increased regulatory scrutiny. Regulators (both in the U.S. and in other jurisdictions in which we operate) may adopt new laws or regulations, change existing regulations, or their interpretation of existing laws or regulations may differ from ours. For example, the regulation of emerging technologies that we may incorporate into our offerings, such as AI and machine learning, is still an evolving area, and it is possible that we could become subject to new regulations that negatively impact our plans, operations and results. Additionally, many jurisdictions across the world are currently considering, or have already begun implementing, changes to antitrust and competition laws, regulations or their enforcement to enhance competition in digital markets and address practices by certain digital platforms that they perceive to be anticompetitive, which may impact our ability to invest in, acquire or enter into joint ventures with other entities.

New legislation, regulation, public policy considerations, changes in the cybersecurity environment, litigation by governments or private entities, changes to or new interpretations of existing laws may result in greater oversight of the technology industry, restrict the types of products and services that we can offer, limit how we can distribute our products, or otherwise cause us to change the way we operate our business. We may not be able to respond quickly to such regulatory, legislative and other developments, and these changes may in turn increase our cost of doing business and limit our revenue opportunities. In addition, if our practices are not consistent with new interpretations of existing laws, we may become subject to lawsuits, penalties, and other liabilities that did not previously apply.

Investors' and other stakeholders' expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, customers, employees, other stakeholders and regulators concerning environmental, social and governance matters ("ESG"). Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

As ESG best practices and reporting standards continue to develop, we may incur increasing costs relating to ESG monitoring and reporting and complying with ESG initiatives. For example, in recent years, there has been a proliferation of climate and other ESG disclosure requirements at the local, national and international levels, which have required and may continue to require significant effort and resources in order to comply with differing requirements. We voluntarily publish an annual Sustainability Report, which describes, among other things, the measurement of our greenhouse gas emissions and our efforts to reduce emissions. In addition, our Sustainability Report provides highlights of how we are supporting our workforce, including our efforts to promote diversity, equity, and inclusion. Our disclosures on these matters, or a failure to meet evolving stakeholder expectations for ESG practices and reporting, may potentially harm our reputation and customer relationships. Due to new regulatory standards and market standards, certain new or existing customers, particularly those in the European Union, may impose stricter ESG guidelines or mandates for, and may scrutinize relationships more closely with, their counterparties, including us, which may lengthen sales cycles or increase our costs.

Furthermore, if our competitors' ESG performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives or goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, customers, employees and other stakeholders or our initiatives are not executed as planned, our business, financial condition, results of operations, and prospects could be adversely affected.

Risks Related to Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with certain stockholders, namely our Co-Founders and their affiliates, which will limit our other stockholders' ability to influence the outcome of important transactions, including a change in control.

Shares of our Class B Common Stock have ten votes per share and shares of our Class A Common Stock have one vote per share. As of June 30, 2024, stockholders who hold our Class B Common Stock collectively hold approximately 86% of the voting power of our outstanding share capital and in particular, entities affiliated with our Co-Founders, Michael Cannon-Brookes and Scott Farquhar, collectively hold approximately 86% of the voting power of our outstanding share capital. The holders of our Class B Common Stock will collectively continue to control a majority of the combined voting power of our capital stock and therefore be able to control substantially all matters submitted to our stockholders for approval so long as the outstanding shares of our Class B Common Stock represent at least 10% of all shares of our outstanding Class A Common Stock and Class B Common Stock in the aggregate. These holders of our Class B Common Stock may also have interests that differ from holders of our Class A Common Stock and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A Common Stock.

If Messrs. Cannon-Brookes and Farquhar retain a significant portion of their holdings of our Class B Common Stock for an extended period of time, they will control a significant portion of the voting power of our capital stock for the foreseeable future. As members of our board of directors, Messrs. Cannon-Brookes and Farquhar each owe statutory and fiduciary duties to Atlassian and must act in good faith and in a manner they consider would be most likely to promote the success of Atlassian for the benefit of stockholders as a whole. As stockholders, Messrs. Cannon-Brookes and Farquhar are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally.

The market price of our Class A Common Stock is volatile, has fluctuated significantly in the past, and could continue to fluctuate significantly regardless of our operating performance resulting in substantial losses for the holders of our Class A Common Stock.

The trading price of our Class A Common Stock is volatile, has fluctuated significantly in the past, and could continue to fluctuate significantly, regardless of our operating performance, in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our results of operations;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of Atlassian, publication of inaccurate or unfavorable research about our business, changes in financial estimates or ratings changes by any securities analysts who follow Atlassian or our failure to meet these estimates or the expectations of investors;

- announcements by us or our competitors of significant technical innovations, new products, acquisitions, pricing changes, strategic partnerships, joint ventures or capital commitments;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

- actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;

- developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

- major changes to our board of directors or management;

- additional shares of Class A Common Stock being sold into the market by us or our existing stockholders or the anticipation of such sales;

- the existence of our program to repurchase up to $1.0 billion of our outstanding Class A Common Stock (the "Share Repurchase Program") and purchases made pursuant to that program or any failure to repurchase shares as planned, including failure to meet expectations around the timing, price or amount of share repurchases, and any reduction, suspension or termination of our Share Repurchase Program;

- cyber-security and privacy breaches;

- lawsuits threatened or filed against us;

- general economic conditions and macroeconomic factors, such as inflationary pressures, recession or financial institution instability; and

- other events or factors, including those resulting from geopolitical risks, natural disasters, climate change, diseases and pandemics, or incidents of terrorism or war, such as in the Middle East and Ukraine, as well as responses to any of these events

In addition, the stock markets, and in particular the market on which our Class A Common Stock is listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. In February 2023, a purported securities class action complaint was filed against us and certain of our officers in U.S. federal court. Our involvement in this or other securities litigation could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations and financial condition.

Substantial future sales of our common stock could cause the market price of our Class A Common Stock to decline.

The market price of our Class A Common Stock could decline as a result of substantial sales of shares of our common stock, particularly sales by our directors, executive officers and significant stockholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of June 30, 2024, we had 159,544,123 outstanding Class A Common Stock and 101,012,393 outstanding convertible Class B Common Stock. We have also registered shares of Class A Common Stock that we issue under our employee equity incentive plans. These shares may be sold freely in the public market upon issuance.

We cannot guarantee that our Share Repurchase Program will be fully consummated or that it will enhance long-term stockholder value. Repurchases of shares of our Class A Common Stock could also increase the volatility of the trading price of our Class A Common Stock and could diminish our cash reserves.

In January 2023, our board of directors authorized a Share Repurchase Program to repurchase up to $1.0 billion of our outstanding Class A Common Stock. Under the Share Repurchase Program, stock repurchases may be made from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions. The Share Repurchase Program does not have a fixed expiration date, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A Common Stock. The timing, manner, price, and amount of any repurchases will be determined by us at our discretion and will depend on a variety of factors, including business, economic and market conditions, prevailing stock prices, corporate and regulatory requirements, and other considerations. We cannot guarantee that the Share Repurchase Program will be fully consummated or that it will enhance long-term stockholder value. The Share Repurchase Program could also affect the trading price of our Class A Common Stock and increase volatility, and any announcement of a reduction, suspension or termination of the Share Repurchase Program may result in a decrease in the trading price of our Class A Common Stock. In addition, repurchasing our Class A Common Stock could diminish our cash and cash equivalents and marketable securities available to fund working capital, repayment of debt, capital expenditures, strategic acquisitions, investments, or business opportunities, and other general corporate purposes.

We do not expect to declare dividends in the foreseeable future.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and to fund our Share Repurchase Program, and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, stockholders must rely on sales of their shares of Class A Common Stock after price appreciation, if any, as the only way to realize any future gains on their investment.

Anti-takeover provisions contained in our amended and restated certificate of incorporation, amended and restated bylaws, our Senior Notes, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law") contains, provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. These provisions provide for the following:

• a dual-class structure which provides our holders of Class B Common Stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A Common Stock and Class B Common Stock;

• no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

• the exclusive right of our board of directors to set the size of the board of directors and to elect a director to fill a vacancy, however occurring, including by an expansion of the board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

- the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

- in addition to our board of directors' ability to adopt, amend, or repeal our amended and restated bylaws, our stockholders may adopt, amend, or repeal our amended and restated bylaws only with the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class;

- the required approval of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote thereon, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation;

- the ability of stockholders to act only at an annual or special meeting of stockholders;

- the requirement that a special meeting of stockholders may be called only by certain specified officers of the Company, a majority of our board of directors then in office or the chairperson of our board of directors;

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and

- the limitation of liability of, and provision of indemnification to, our directors and officers.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, the change in control repurchase event provisions of our Senior Notes may delay or prevent a change in control of the Company, because those provisions allow note holders to require us to repurchase such notes upon the occurrence of a fundamental change or change in control repurchase event. As a Delaware corporation, we are also subject to provisions of the Delaware General Corporation Law, including Section 203 thereof, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, Senior Notes or the Delaware General Corporation Law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered or intend to enter into with our directors and officers provide that:

- we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

- we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

- we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

- the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons, both of which we have done; and

- we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors' and officers' liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.

Our amended and restated certificate of incorporation and amended and restated bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

Our amended and restated certificate of incorporation and amended and restated bylaws provide, that unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder to the Company or our stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws, or (iv) any action, suit or proceeding asserting a claim against the Company that is governed by the internal affairs doctrine; and (b) the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company will be deemed to have notice of and consented to these provisions. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision that is contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, results of operations, and financial condition. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

The choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer or stockholder to the Company, which may discourage such claims against us or any of our current or former director, officer or stockholder to the Company and result in increased costs for investors to bring a claim.

General Risk Factors

Our global operations subject us to risks that can harm our business, results of operations, and financial condition.

A key element of our strategy is to operate globally and sell our products to customers around the world. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, geographic, and political risks. In particular, our global operations subject us to a variety of additional risks and challenges, including:

- increased management, travel, infrastructure, and legal compliance costs associated with having operations in many countries;

- difficulties in enforcing contracts, including "clickwrap" contracts that are entered into online, of which we have historically relied as part of our product licensing strategy, but which may be subject to additional legal uncertainty in some foreign jurisdictions;

- increased financial accounting and reporting burdens and complexities;

- requirements or preferences within other regions for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

- differing technical standards, existing or future regulatory and certification requirements, and required features and functionality;

- communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

- compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;

- compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the UK Bribery Act), import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

- heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

- fluctuations in currency exchange rates, interest rates, and related effects on our results of operations;

- difficulties in repatriating or transferring funds from, or converting currencies in certain countries;

- weak economic conditions in any country or region in which we operate or sell our products, including due to rising inflation or hyperinflation, such as is occurring in Turkey, and related interest rate increases, or general political and economic instability around the world, including in the Middle East and Russia;

- differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

- difficulties in recruiting and hiring employees in certain countries;

- the preference for localized software and licensing programs and localized language support;

- reduced protection for intellectual property rights in some countries and practical difficulties associated with enforcing our legal rights abroad;

- imposition of travel restrictions, modifications of employee work locations, or cancellation or reorganization of certain sales and marketing events as a result of pandemics or public health emergencies;

- compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes; and

- geopolitical risks, such as political and economic instability, including in the U.S., and changes in diplomatic and trade relations.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these laws and regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these regulations and policies, there can be no assurance that all of our employees, contractors, business partners and agents will comply with these regulations and policies. Violations of laws, regulations or key control policies by our employees, contractors, business partners, or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences, or the prohibition of the importation or exportation of our products and could harm our business, results of operations, and financial condition.

We depend on our executive officers and other key employees and the loss of one or more of these employees or the inability to attract and retain highly skilled employees could harm our business.

Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, strategy, operations, security, go-to-market, marketing, IT, support, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. For example, our Chief Revenue Officer stepped down from his role, effective December 31, 2023. We announced in April 2024 that one of our co-Chief Executive Officers intends to step down from his executive officer role and into an advisory role, effective August 31, 2024. Our Chief Sales Officer also intends to step down from his role, effective August 31, 2024. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they are able to terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or other key employees may harm our business.

In addition, in order to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, and many of the companies with which we compete for experienced personnel have greater resources than we have. We have from time to time experienced, and we expect to continue to experience, difficulty hiring and retaining employees with appropriate qualifications. In particular, recruiting and hiring senior product engineering personnel, especially those with experience in designing and developing software and cloud-based services or with AI and machine learning backgrounds, has been, and we expect it to continue to be, challenging. If we are unable to hire and retain talented product engineering personnel, we may be unable to scale our operations or release new products in a timely fashion and, as a result, customer satisfaction with our products may decline. Furthermore, as we hire employees from competitors or other companies, prior employers may attempt to assert that the employees or we have breached certain legal obligations, resulting in a diversion of our time and resources.

Any reorganizational efforts we conduct, such as our March 2023 rebalancing to improve operational efficiencies and operating costs, may have an adverse effect on our ability to attract and retain employees. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. We have experienced large fluctuations in our stock price since the end of fiscal year 2021. If the value or perceived value of our equity awards declines, it could harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations and financial condition could be harmed.

Catastrophic events may disrupt our business.

Natural disasters, pandemics other public health emergencies, geopolitical conflicts, social or political unrest, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence and operations in Australia and the San Francisco Bay Area of California. Australia has experienced significant wildfires and flooding that have impacted our employees. The west coast of the United States contains active earthquake zones and is often at risk from wildfires. In the event of a major earthquake, hurricane, typhoon or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack in any of the regions or localities in which we operate, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our product availability, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.

Additionally, we rely on our network and suppliers of third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, internal controls, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a malfunction, natural disaster, disease or pandemic, or catastrophic event, our ability to conduct normal business operations and deliver products to our customers could be impaired.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, disease or pandemic, or catastrophic event, or if we are unable to successfully execute on those plans, our business and reputation could be harmed.

Climate change may have a long-term impact on our business.

The long-term effects of climate change on the global economy and the technology industry in particular are unclear; however, we recognize that there are inherent climate related risks wherever business is conducted. Climate-related events, including but not limited to the increasing frequency of extreme weather events and their impact on critical infrastructure in the U.S., Australia and elsewhere, have the potential to disrupt our business, our employees, our third-party suppliers, and/or the business of our customers, and may cause us to experience extended product downtimes, higher attrition, and losses and additional costs to maintain and resume operations. Furthermore, failure to achieve or advance towards our public sustainability commitments and objectives regarding climate action may have an adverse effect on our standing with investors, suppliers, and customers, as well as on our financial results and our capacity to attract and retain skilled individuals.

We are exposed to credit risk and fluctuations in the market values of our investment portfolio.

Given the global nature of our business, we have diversified U.S. and non-U.S. investments. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, including from impacts of inflation, recent geopolitical instability, political risk, sovereign risk or other factors. As a result, the value and liquidity of our investments may fluctuate substantially. Therefore, although we have not realized any significant losses on our investments, future fluctuations in their value could result in a significant realized loss.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") and Secure Software Development Framework ("SSDF"). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF and SSDF as guides to help us identify, assess, and manage cybersecurity risks relevant to our business.

Cybersecurity risks are incorporated into our overall enterprise risk management program. Our Chief Trust Officer ("CTrO"), who oversees our Trust and Security organizations and reports directly to our Chief Technology Officer ("CTO"), is responsible for overseeing the identification, assessment and management of cybersecurity risks relevant to our business.

Our cybersecurity risk management program includes, among other elements:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment.

- A Security team, principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents.

- The use of external service providers, where appropriate, to assess, test, respond to or otherwise assist with aspects of our security controls, as well as maturity assessments of our cybersecurity program.

- Implementation of new hire and annual data privacy and cybersecurity training of all employees, including senior management; annual role-based training for employees in specific incident response roles, as well as for employees with specific access to systems, devices, or locations, and targeted cybersecurity incident simulation training held on a recurring basis.

- Incident response playbooks and standard operating procedures outlining procedures for detecting, responding to, and mitigating cybersecurity incidents. Depending on the nature and severity of an incident, responses may involve escalating notification to our Co-Chief Executive Officers and our board of directors.

- Post incident reviews are conducted for major incidents, and to determine steps that may be taken to mitigate identified risks and reduce the likelihood of reoccurrence.

- A third-party risk management process for service providers, suppliers, and vendors. Such service providers are subject to risk tiering, security risk assessments, and recurring reviews, including investigation of security incidents that have impacted our third party service providers, as applicable.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, whether individually or in the aggregate, have materially affected or are reasonably likely to materially affect us, our business, and our results of operations in Part I, Item 1A in this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of cybersecurity and other information technology risks. The audit committee of the board of directors oversees management's implementation of our cybersecurity risk management program. Our CTrO provides updates on significant risks to the audit committee. Our audit committee reports to the full board of directors regarding its activities, including those related to cybersecurity. The CTrO also provides updates to the full board of directors at least biannually. Outside of regular meetings, depending on the nature and severity of an incident, our CTrO will also inform the audit committee and the board of directors of significant cybersecurity incidents.

Our CTrO leads our Trust and Security organizations, which are responsible for assessing and managing cybersecurity risks. Our CTrO, who has served in his role since October 2023, has extensive experience in the cybersecurity space, including previously serving as Chief Trust Officer of another large publicly-traded enterprise software company. He oversees our efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal personnel, threat intelligence, and other information obtained from governmental, public, or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

Within the Trust and Security organizations, we implement a structured approach to proactively manage cybersecurity risks. Our Security Governance, Risk and Compliance team monitors, assesses, and coordinates proactive identification and remediation efforts for all cybersecurity risks impacting Atlassian. This team partners cross-functionally with others in our Security organization and individuals from our legal, internal audit, engineering, and product development teams. Our Security team includes individuals with experience across a broad range of cybersecurity areas, including, but not limited to: product security; cloud security; infrastructure security; security monitoring and incident response; identity and access management; vulnerability management; and governance, risk, and compliance.

ITEM 2. PROPERTIES

As of June 30, 2024, our principal offices consist of approximately 146,000 and 147,000 square feet of leased office facilities in Sydney, Australia and the San Francisco Bay Area, California, United States, respectively. Excluded from this amount is approximately 52,000 square feet and 139,000 square feet in Sydney, Australia and the San Francisco Bay Area, California, United States, respectively, currently subleased or available to sublease. This is part of our lease consolidation efforts to optimize our real estate footprint, initiated in March 2023. We also lease other office facilities around the world, including Austin, Texas; Bellevue, Washington; New York, New York; the Netherlands; Melbourne, Australia; Japan; the Philippines; India; Poland; and Turkey. We believe that our existing facilities and offices are adequate to meet our current requirements.

ITEM 3. LEGAL PROCEEDINGS

On February 3, 2023, a putative securities class action (the "Putative Class Action") was filed in the U.S. District Court for the Northern District of California, captioned *City of Hollywood Firefighters' Pension Fund vs. Atlassian Corporation*, Case No. 3:23-cv-00519, naming the Company and certain of its officers as defendants. The lawsuit is purportedly brought on behalf of purchasers of the Company's securities between August 5, 2022 and November 3, 2022 (the "Class Period"). The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 promulgated thereunder, based on allegedly false and misleading statements about the Company's business and prospects during the Class Period. The lawsuit seeks unspecified damages. On January 22, 2024, the court granted defendants' motion to dismiss plaintiffs' complaint with leave to amend. Plaintiffs filed a second amended complaint on March 1, 2024 and the defendants filed a motion to dismiss on April 19, 2024. On August 13, 2024, the court issued a ruling granting the defendants' motion to dismiss plaintiffs' second amended complaint, and providing the plaintiffs until September 3, 2024 to file a third amended complaint.

In March, April and August 2023, three stockholder derivative lawsuits were filed in the U.S. District Court for the District of Delaware against the members of the Company's board of directors and certain of its officers, captioned *Silva v. Cannon-Brookes*, Case No. 1:23-cv-00283; *Keane v. Cannon-Brookes*, Case No. 1:23-cv-00399; and *Azzawi v. Cannon-Brookes*, Case No. 1:23-cv-00884. The Company is named as a nominal defendant. These stockholder derivative lawsuits are based largely on the same allegations as the Putative Class Action, including allegations relating to the Company's disclosures during the Class Period as well as, in certain instances, alleged insider trading. The lawsuits purport to assert claims for, among other things, breach of fiduciary duty, corporate waste, unjust enrichment, and violations of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The complaints seek unspecified damages and other relief purportedly on the Company's behalf. In May and August 2023, the Court consolidated the Silva, Keane, and Azzawi actions into *In re Atlassian Corporation Stockholder Derivative Litigation*, Case No. 1:23-cv-00283-GBW (the "Consolidated Action"), and stayed the Consolidated Action pending resolution of any motion(s) to dismiss in the Putative Class Action.

On September 6, 2023, a stockholder derivative lawsuit was filed in the U.S. District Court for the Northern District of California against the members of the Company's board of directors and certain of its officers, captioned Capistrano v. Cannon-Brookes, Case No. 4:23-cv-04584 (the "Capistrano Action"). The Company is named as a nominal defendant. The complaint is based largely on the same allegations as the Putative Class Action and the Consolidated Action, including allegations relating to the Company's disclosures during the Class Period as well as, in certain instances, alleged insider trading. The lawsuits purport to assert claims for, among other things, breach of fiduciary duty, corporate waste, unjust enrichment, and violations of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The complaints seek unspecified damages and other relief purportedly on the Company's behalf. On October 31, 2023, the Court stayed the Capistrano Action pending resolution of any motion(s) to dismiss in the Putative Class Action.

The defendants have denied and intend to continue to deny the allegations of wrongdoing and vigorously defend against the claims in each of the Putative Class Action, the Consolidated Action, and the Capistrano Action.

In addition to the matters discussed above, from time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. While the Company does not believe the ultimate resolutions of these other pending legal matters not described above are likely to have a material adverse effect on the Company's financial position, the results of any litigation or other legal proceedings are uncertain and as such the resolution of such legal proceedings, either individually or in the aggregate, could have a material adverse effect on its business, results of operations, financial condition or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when it can reasonably estimate the amount of the loss or range of loss. For the periods presented, the Company has not recorded any liabilities as a result of the litigation or other legal proceedings in its consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of Our Class A Common Stock

Our Class A Common Stock is traded on The Nasdaq Global Select Market under the symbol "TEAM." Our Class B Common Stock is neither listed nor traded.

Stockholders

As of June 30, 2024, there were eleven stockholders of record of our Class A Common Stock, including The Depository Trust Company, which holds shares of our Class A Common Stock on behalf of an indeterminate number of beneficial owners. As of June 30, 2024, there were three stockholders of record of our Class B Common Stock.

Dividends

While we have in the past paid limited dividends, we do not have any present or future plan to pay dividends on our shares. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, general business conditions, business prospects and other factors our board of directors may deem relevant.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that section, and shall not be deemed incorporated by reference into any of our other filings under the Securities Act or the Exchange Act except to the extent we specifically incorporate it by reference into such filing.

The graph below compares the cumulative total stockholder return on our Class A Common Stock with the cumulative total return on the Nasdaq Composite Index, S&P 500 Index, and the Standard & Poor 500 Systems Software Index for each of the last five fiscal years ended June 30, 2019 through June 30, 2024, assuming an initial investment of $100. Data for the Nasdaq Composite Index, the S&P 500 Index, and the Standard & Poor 500 Systems Software Index assume reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A Common Stock.



	June 30,					
	2019	2020	2021	2022	2023	2024
Atlassian Corporation	$ 100	$ 137.78	$ 196.32	$ 143.24	$ 128.27	$ 135.20
Nasdaq Composite	100	125.64	181.16	137.75	172.22	221.49
S&P 500 Index	100	105.39	146.09	128.68	151.29	185.63
S&P 500 Systems Software	100	146.57	196.65	185.60	248.17	322.67

Issuer Purchases of Equity Securities

Share repurchases of our Class A Common Stock for the three months ended June 30, 2024 were as follows (in thousands, except for average price paid per share):

	Total Number of Shares Purchased (1)	Average Price Paid Per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 2024	303	$ 194.30	303	$ 582,471
May 2024	395	175.60	395	513,158
June 2024	379	161.86	379	451,842
Total	1,076		1,076	

(1)   In January 2023, the Board of Directors authorized a program to repurchase up to $1.0 billion of our outstanding Class A Common Stock (the "Share Repurchase Program"). The Share Repurchase Program does not have a fixed expiration date, may be suspended or discontinued at any time, and does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. We may repurchase shares of Class A Common Stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions. The timing, manner, price, and amount of any repurchases will be determined by us at our discretion and will depend on a variety of factors, including business, economic and market conditions, prevailing stock prices, corporate and regulatory requirements, and other considerations.

(2)   Average price paid per share includes costs associated with the repurchases, when applicable.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section of our Annual Report on Form 10-K discusses our financial condition and results of operations for fiscal years 2024 and 2023, and year-to-year comparisons between fiscal years 2024 and 2023, in accordance with U.S. generally accepted accounting principles ("GAAP"). A discussion of our financial condition and results of operations for the fiscal year 2022 and year-to-year comparisons between fiscal years 2023 and 2022 that is not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended 2023, filed on August 18, 2023.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing under "Financial Statements and Supplementary Data" in Item 8 in this Annual Report on Form 10-K. As discussed in the section titled "Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" under Part I, Item 1A in this Annual Report on Form 10-K.

Company Overview

Our mission is to unleash the potential of every team.

Our products help teams plan, track and execute shared work — delivering superior outcomes for their organizations.

Our primary products include Jira for planning and project management, Confluence for content creation and sharing, Jira Service Management for team service, management and support applications, and Loom, which we acquired in November 2023, for asynchronous video collaboration. Together, our connected portfolio of products form integrated solutions and, when deployed in the cloud, provide customers all the benefits of analytics, automation, and now AI, along with integrations with thousands of third-party apps as a solution that is deeply entrenched in how teams collaborate and how organizations run. The Atlassian platform is the common technology foundation for our products that drives connection between teams, information, and workflows. It allows work to flow seamlessly across tools, automates the mundane so teams can focus on what matters, and enables better decision-making based on the data customers choose to put into our products.

Our mission is possible with a deep investment in product development to create and refine innovative, high-value, and versatile products that users love. We make our products affordable for organizations of all sizes and transparently share our pricing online for most of our products. We aim to grow our customer base, targeting organizations of all sizes, in every industry, and in most geographies, and strategically expand our relationships with customers over time with our dedicated sales team. This product-led philosophy enables us to go to market in a unique and efficient way. To land new customers, we've engineered a low-friction flywheel with an emphasis on self-service, making it easy to try and get value first and foremost. This allows us to operate at an unusual scale for an enterprise software company, with customers across virtually every industry sector in approximately 200 countries and territories as of June 30, 2024. Our customers range from small organizations that have adopted one of our products for a small group of users, to over eighty percent of the Fortune 500, many of which use a combination of our products across thousands of users. By designing our products to be simple, powerful, affordable, and easy to adopt, we generate demand through word-of-mouth and viral expansion within organizations, allowing our sales force to focus primarily on expanding and deepening strategic relationships with existing customers, particularly in the enterprise.

Our high-velocity, low-friction distribution model is designed to drive exceptional customer scale by making products that are free to try and affordable to purchase online. We prioritize product quality, automated distribution, transparent pricing, and customer service to land new customers and expand to new teams. We also have a sales team focused primarily on expanding and deepening strategic relationships with existing customers, particularly large enterprises. We primarily rely on word-of-mouth and low-touch demand generation to drive trial, adoption, and initial expansion of our products. A substantial majority of our sales are automated through our website, including sales of our products through our solution partners and resellers. For fiscal year 2024, we derived over 50% of our revenue from channel partners' sales efforts. Our solution partners and resellers primarily focus on customers in regions that require local language support and other customized needs. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.

Our culture of innovation, transparency and dedication to customer service drives our success in implementing and refining this unique approach. We believe this approach creates a self-reinforcing effect that fosters innovation, quality, customer success, and scale. As part of this strategy, we invest significantly more in research and development activities than in traditional sales activities relative to other enterprise software companies.

We generate revenues primarily in the form of subscription and maintenance fees. Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide ("Cloud offerings"). We also sell on-premises term license agreements for our Data Center products ("Data Center offerings"), consisting of software licensed for a specified period and support and maintenance services that are bundled with the license for the term of the license period. Subscription revenues also include subscription-based agreements for our premier support services. From time to time, we make changes to our product offerings, prices and pricing plans for our products which may impact the growth rate of our revenue, our deferred revenue balances, and customer retention. Subscription revenue, through our Cloud and Data Center offerings, results in a large recurring revenue base.

Maintenance provides our customers with access to unspecified future updates, upgrades and enhancements and technical product support on an if-and-when-available basis for perpetual license products purchased and operated by our customers on their premises ("Server offerings"). We no longer sell perpetual licenses for our Server offerings and generally ended maintenance and support for these Server offerings in February 2024, subject to limited exceptions for some enterprise customers that have signed an agreement for our Cloud offerings. We have helped our customers transition to other versions of our products with our migration tools and programs, customer support teams, and pricing and packaging options. Maintenance revenue no longer constitutes a material portion of our recurring revenue base after February 2024.

On November 30, 2023, we acquired 100% of the outstanding equity of Loom, Inc., an asynchronous video messaging platform that helps users communicate through instantly shareable videos. We believe the acquisition of Loom, Inc. will further elevate the collaboration experience for our customers.

Economic Conditions

Our results of operations may vary based on the impact of changes in the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. We are subject to risks and exposures from the evolving macroeconomic environment, including the effects of rising inflation, and increases in interest rates, political instability, and geopolitical tensions. We monitor the direct and indirect impacts of these circumstances on our business and financial results. We have seen expansion from existing customers moderate in recent quarters, particularly amongst our small and medium-sized customers. The extent to which these risks ultimately impact our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be predicted at this time.

Key Business Metrics

We utilize the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Customer Base

We have a history of successfully growing both our total customer base and the spend per customer through growth in users, purchase of new licenses, and adoption of new products. We believe our ability to attract new customers is critical, and expanding within the existing customer base is the primary driver of our success as a business. Typically, new customers begin their journey with Atlassian products with a small footprint by either adopting our free editions or purchasing a single product for a limited number of users. We are focused on continuing to grow our total customer base, specifically the number of customers with more than $10,000 in annualized recurring revenue from our Cloud offerings ("Cloud ARR"), as it measures our ability to successfully expand within our existing customer base.

We define the number of total customers at the end of any particular period as the number of organizations with unique domains with an active subscription for two or more seats. We define the number of customers with Cloud ARR greater than $10,000 using the same definition as total customers with the distinction of having an active Cloud subscription and greater than $10,000 in Cloud ARR. We define Cloud ARR as the annualized recurring revenue run-rate of Cloud subscription agreements at a point in time. We calculate Cloud ARR by taking the Cloud monthly recurring revenue ("Cloud MRR") run-rate and multiplying it by 12. Cloud MRR for each month is calculated by aggregating monthly recurring revenue from committed contractual amounts at a point in time. Cloud ARR and Cloud MRR should be viewed independently of revenue and do not represent our revenue under GAAP, as they are operational metrics that can be affected by contract start and end dates and renewal rates. While a single customer may have distinct departments, operating segments, or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating a customer.

As of June 30, 2024, we had more than 300,000 customers. Including single user accounts and organizations who have only adopted our free or starter products, the active use of our products extends well beyond our total customer base. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings, and generate growing revenue by expanding within our total customer base. Customers with greater than $10,000 in Cloud ARR represent the majority of our Cloud ARR. No single customer contributed more than 5% of our total revenues during fiscal year 2024.

The following table sets forth our number of customers with greater than $10,000 in Cloud ARR as of the dates presented:

	As of		
	June 30, 2022	June 30, 2023	June 30, 2024
Number of customers with greater than $10,000 in Cloud ARR	32,355	38,726	45,842

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures. Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used to fund our commitments, repay our debt, and for strategic opportunities, such as reinvesting in our business, making strategic acquisitions, and strengthening our financial position. Free cash flow is not a measure calculated in accordance with GAAP and should not be considered in isolation from, or as a substitute for financial information prepared in accordance with GAAP, such as GAAP net cash provided by operating activities. In addition, free cash flow may not be comparable to similarly titled metrics of other companies due to differences among methods of calculation. The following table presents a reconciliation of net cash provided by operating activities to free cash flow for the periods presented (in thousands):

	Fiscal Year Ended June 30,			
	2024		2023	
Net cash provided by operating activities	$	1,448,159	$	868,111
Less: Capital expenditures		(32,577)		(25,652)
Free cash flow	$	1,415,582	$	842,459

Free cash flow increased by $573.1 million during fiscal year 2024 as compared to fiscal year 2023. The increase in free cash flow was primarily attributable to an increase in net cash provided by operating activities, offset by an increase in capital expenditures. The increase in net cash provided by operating activities was primarily attributable to an increase in cash received from customers, partially offset by an increase in cash paid to suppliers and employees and cash used to pay income taxes.

For more information about net cash provided by operating activities, please see "Liquidity and Capital Resources."

Components of Results of Operations

Sources of Revenues

Subscription Revenues

Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our Data Center offerings, which consist of software licensed for a specified period and include support and maintenance services that are bundled with the license for the term of the license period. Subscription revenues also include subscription-based agreements for our premier support services. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months. For Cloud offerings, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For Data Center offerings, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement. Premier support consists of subscription-based arrangements for a higher level of support across different deployment options, and revenue is recognized ratably as the services are delivered over the term of the arrangement.

Maintenance Revenues

Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for our Server offerings on an if-and-when-available basis. Maintenance revenue is recognized ratably over the term of the support period.

Other Revenues

Other revenues primarily include fees received for sales of third-party apps in the Atlassian Marketplace. Advisory services and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized on the date of product delivery given that all of our obligations have been met at that time and on a net basis as we function as the agent in the relationship. Revenue from advisory services is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.

We expect subscription revenue to increase and continue to be our primary driver of revenue growth. We no longer sell perpetual licenses for our Server offerings and we generally ended maintenance and support for these Server offerings in February 2024. We have helped our Server customers migrate to our Cloud and Data Center offerings and maintenance revenue is immaterial after the Server end of support date.

Cost of Revenues

Cost of revenues primarily consists of expenses related to compensation expenses for our employees, including stock-based compensation, hosting our cloud infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software, payment processing fees, consulting and contractors costs associated with our customer support and infrastructure service teams, amortization of acquired intangible assets, such as the amortization of the cost associated with an acquired company's developed technology, certain IT program expenses, and facilities and related overhead costs. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities. We allocate stock-based compensation based on the expense category in which the employee works. We allocate overhead such as information technology costs, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.

We expect cost of revenues to increase as we continue to invest in our cloud-based infrastructure to support migrations and our Cloud customers.

Gross Profit and Gross Margin

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Gross margin can fluctuate from period to period as a result of changes in product and services mix.

We expect gross margin to modestly decrease due to the sales mix shift from Data Center offerings to Cloud offerings. This impact will be primarily driven by increased hosting costs and personnel costs to support our Cloud customers.

Operating Expenses

Our operating expenses are classified as research and development, marketing and sales, and general and administrative. For each functional category, the largest component is compensation expenses, which include salaries and bonuses, stock-based compensation, employee benefit costs, and contractor costs. We allocate overhead, such as information technology costs, rent, and occupancy charges in each expense category based on headcount in that category.

Research and Development

Research and development expenses consist primarily of compensation expenses for our employees, including stock-based compensation, consulting and contractor costs associated with our software development teams, facilities and related overhead costs, and certain IT program expenses. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality, enhancing our cloud infrastructure and developing our mobile capabilities.

Marketing and Sales

Marketing and sales expenses consist primarily of compensation expenses for our employees, including stock-based compensation, marketing and sales programs, consulting and contractor costs, facilities and related overhead costs, and certain IT program expenses. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities and teams focused on supporting our solution partners and resellers, tracking channel sales activity, supporting and servicing our customers by helping them optimize their experience and expand the use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.

General and Administrative

General and administrative expenses consist primarily of compensation expenses for our employees, including stock-based compensation, for finance, legal, human resources and information technology personnel, facilities and related overhead costs, consulting and contractor costs, certain IT program expenses, and other corporate expenses.

Income Taxes

Provision for income taxes consists primarily of income taxes related to federal, state, and foreign jurisdictions where we conduct business.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

While our significant accounting policies are more fully described in Note 2, *"Summary of Significant Accounting Policies"* to the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Our contracts with customers often include promises to transfer multiple products and services to a customer.

We allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price ("SSP") for each performance obligation. We use judgment in determining the SSP for products and services. We typically determine an SSP range for our products and services, which is reassessed on a periodic basis or when facts and circumstances change. For all performance obligations other than perpetual and term licenses, we are able to determine SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the life of the software, and other observable inputs to estimate the price we would charge if the products and services were sold separately.

Strategic Investments

Investments in privately held equity securities without readily determinable fair values in which we do not own a controlling interest or have significant influence over are measured using the measurement alternative. In applying the measurement alternative, the carrying value of the investment is measured at cost, less impairment, if any, plus or minus changes resulting from observable price changes from orderly transactions for identical or similar investments of the same issuer in the period of occurrence. In determining the estimated fair value of our strategic investments in privately held companies, we use the most recent data available to us. Valuations of privately held securities are inherently complex due to the lack of readily available market data and require the use of judgment. The determination of whether an orderly transaction is for an identical or similar investment requires significant judgment. In our evaluation, we consider factors such as differences in the rights and preferences of the investments and the extent to which those differences would affect the fair values of those investments.

We assess our privately held debt and equity securities' strategic investment portfolio quarterly for impairment. Our impairment analysis encompasses an assessment of both qualitative and quantitative analyses of key factors including the investee's financial metrics, market acceptance of the investee's product or technology, general market conditions and liquidity considerations. If the investment is considered to be impaired, we record the investment at fair value by recognizing an impairment through the Consolidated Statements of Operations and establishing a new carrying value for the investment.

Business Combinations

The allocation of the purchase price in a business combination requires management to make significant estimates in determining the fair value of acquired assets and assumed liabilities, especially with respect to intangible assets. The excess of the purchase price in a business combination over the fair value of these tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. Critical assumptions used to estimate the fair value of intangible assets include projected revenue growth, projected operating expense, and technology migration curves. These assumptions are inherently uncertain and subject to refinement and, as a result, actual results may differ from estimates. We evaluate these estimates and assumptions as new information is obtained and may record adjustments to the fair value of the tangible and intangible assets acquired and liabilities assumed but not later than one year from the acquisition date.

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to (i) temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and (ii) operating loss and tax credit carryforwards. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not applicable to the periods in which we expect the temporary difference will reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income within the carryback or carryforward periods available under the applicable tax law. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute our business plans and tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed.

In the multiple tax jurisdictions in which we operate, our tax returns are subject to routine audit by the Internal Revenue Service, Australian Taxation Office ("ATO"), and other taxation authorities. These audits at times may produce alternative views regarding certain tax positions taken in the year(s) of review. As a result, we record uncertain tax positions, which require recognition at the time when it is deemed more likely than not that the position in question will be upheld. Although management believes that the judgment and estimates involved are reasonable and that the necessary provisions have been recorded, changes in circumstances or unexpected events could adversely affect our financial position, results of operations, and cash flows.

New Accounting Pronouncements Pending Adoption

The impact of recently issued accounting standards is set forth in Note 2, "*Summary of Significant Accounting Policies,*" of the notes to our consolidated financial statements.

Results of Operations

The following table sets forth our results of operations for the periods indicated (in thousands, except for percentages of total revenues):

		Fiscal Year Ended June 30,			
	2024	% of Total Revenues	2023	% of Total Revenues
Revenues:				
Subscription	$ 3,924,389	90 %	$ 2,922,576	84 %
Maintenance	177,230	4	399,738	11
Other	256,984	6	212,333	5
Total revenues	4,358,603	100	3,534,647	100
Cost of revenues	803,495	18	633,765	18
Gross profit	3,555,108	82	2,900,882	82
Operating expenses:				
Research and development	2,184,111	50	1,869,881	53
Marketing and sales	877,497	20	769,861	22
General and administrative	610,577	14	606,362	17
Total operating expenses	3,672,185	84	3,246,104	92
Operating loss	(117,077)	(2)	(345,222)	(10)
Other income (expense), net	(30,916)	(1)	14,501	—
Interest income	96,663	2	49,732	1
Interest expense	(34,077)	(1)	(30,147)	(1)
Loss before provision for income taxes	(85,407)	(2)	(311,136)	(10)
Provision for income taxes	(215,112)	(5)	(175,625)	(4)
Net loss	$ (300,519)	(7)%	$ (486,761)	(14)%

Fiscal Years Ended June 30, 2024 and 2023

Revenues

	Fiscal Year Ended June 30,			
(in thousands, except percentage data)	2024	2023	$ Change	% Change
Subscription	$ 3,924,389	$ 2,922,576	$ 1,001,813	34 %
Maintenance	177,230	399,738	(222,508)	(56)
Other	256,984	212,333	44,651	21
Total revenues	$ 4,358,603	$ 3,534,647	$ 823,956	23 %

Total revenues increased $824.0 million, or 23%, in fiscal year 2024 compared to fiscal year 2023. Growth in total revenues was primarily attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in fiscal year 2024, over 90% was attributable to sales to customer accounts existing on or before June 30, 2023.

Subscription revenues increased $1.0 billion, or 34%, in fiscal year 2024 compared to fiscal year 2023. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base, and customers migrating to subscription services for our Cloud offerings and term-based licenses for our Data Center offerings.

Maintenance revenues decreased $222.5 million, or 56%, in fiscal year 2024 compared to fiscal year 2023. We no longer offer upgrades to perpetual licenses beginning February 2022, and generally ended maintenance and support for these products in February 2024.

Other revenues increased $44.7 million, or 21%, in fiscal year 2024 compared to fiscal year 2023. The increase in other revenues was primarily attributable to an increase of $38.3 million in revenue from sales of third-party apps through our Atlassian Marketplace.

Total revenues by deployment options were as follows:

(in thousands, except percentage data)	Fiscal Year Ended June 30,		$ Change	% Change
	2024	2023		
Cloud	$ 2,698,899	$ 2,085,498	$ 613,401	29 %
Data Center	1,208,498	819,251	389,247	48
Server	177,645	400,519	(222,874)	(56)
Marketplace and other	273,561	229,379	44,182	19
Total revenues	$ 4,358,603	$ 3,534,647	$ 823,956	23 %

Total revenues by geography were as follows:

(in thousands, except percentage data)	Fiscal Year Ended June 30,		$ Change	% Change
	2024	2023		
Americas	$ 2,125,434	$ 1,765,166	$ 360,268	20 %
EMEA	1,750,910	1,366,739	384,171	28
Asia Pacific	482,259	402,742	79,517	20
Total revenues	$ 4,358,603	$ 3,534,647	$ 823,956	23 %

Cost of Revenues

(in thousands, except percentage data)	Fiscal Year Ended June 30,		$ Change	% Change
	2024	2023		
Cost of revenues	$ 803,495	$ 633,765	$ 169,730	27 %
Gross margin	82 %	82 %		

Cost of revenues increased $169.7 million, or 27%, in fiscal year 2024 compared to fiscal year 2023. The overall increase was primarily attributable to an increase of $101.9 million in hosting fees paid to third-party providers, and an increase of $48.4 million in compensation expense for employees (which includes an increase of $8.1 million in stock-based compensation).

Operating Expenses

Research and development

(in thousands, except percentage data)	Fiscal Year Ended June 30,		$ Change	% Change
	2024	2023		
Research and development	$ 2,184,111	$ 1,869,881	$ 314,230	17 %

Research and development expenses increased $314.2 million, or 17%, in fiscal year 2024 compared to fiscal year 2023. The overall increase was primarily attributable to an increase of $349.5 million in compensation expenses for employees (which includes an increase of $114.0 million in stock-based compensation), partially offset by restructuring charges of $43.1 million recorded during fiscal year 2023, and a decrease of $32.2 million in contractor costs and professional services fees.

Marketing and sales

(in thousands, except percentage data)	Fiscal Year Ended June 30,		$ Change	% Change
	2024	2023		
Marketing and sales	$ 877,497	$ 769,861	$ 107,636	14 %

Marketing and sales expenses increased $107.6 million, or 14%, for fiscal year 2024 compared to fiscal year 2023. The overall increase was primarily attributable to an increase of $86.0 million in compensation expenses for employees (which includes an increase of $7.4 million in stock-based compensation), and an increase of $15.0 million in advertising and marketing event expenses.

General and administrative

	Fiscal Year Ended June 30,		$ Change	% Change
(in thousands, except percentage data)	2024	2023		
General and administrative	$ 610,577	$ 606,362	$ 4,215	1 %

General and administrative expenses increased $4.2 million, or 1%, in fiscal year 2024 compared to fiscal year 2023. The overall increase was primarily attributable to an increase of $36.6 million in compensation expenses for employees (which includes an increase of $14.2 million in stock-based compensation), offset by restructuring charges of $20.7 million recorded during fiscal year 2023, and a decrease of $7.6 million in recruitment cost.

Other income (expense), net

	Fiscal Year Ended June 30,		$ Change	% Change
(in thousands, except percentage data)	2024	2023		
Other income (expense), net	$ (30,916)	$ 14,501	$ (45,417)	(313)%

Other income (expense), net decreased $45.4 million in fiscal year 2024 compared to fiscal year 2023. The decrease was primarily attributable to a decrease in other income of $45.2 million from a non-cash sale of a controlling interest of a subsidiary that occurred during fiscal year 2023, and an increase in other expense of $11.3 million related to our share of loss from an equity method investment, partially offset by a decrease of $17.3 million in losses related to our other strategic investments.

Interest income

	Fiscal Year Ended June 30,		$ Change	% Change
(in thousands, except percentage data)	2024	2023		
Interest Income	$ 96,663	$ 49,732	$ 46,931	94 %

Interest income increased $46.9 million, or 94% in fiscal year 2024 compared to fiscal year 2023. The increase was primarily attributable to an increase in investment income as a result of increased investment balances and increased interest rates.

Interest expense

	Fiscal Year Ended June 30,		$ Change	% Change
(in thousands, except percentage data)	2024	2023		
Interest expense	$ (34,077)	$ (30,147)	$ (3,930)	13 %

Interest expense increased $3.9 million, or 13%, in fiscal year 2024 compared to fiscal year 2023. The overall increase was primarily attributable to an increase in interest expense from our Credit Facility (as defined below) as a result of increased interest rates.

Provision for income taxes

	Fiscal Year Ended June 30,		$ Change	% Change
(in thousands, except percentage data)	2024	2023		
Provision for income taxes	$ (215,112)	$ (175,625)	$ (39,487)	22 %
Effective tax rate	*	*		

** Not meaningful

We reported an income tax provision of $215.1 million on pretax loss of $85.4 million for fiscal year 2024, as compared to an income tax provision of $175.6 million on pretax loss of $311.1 million for fiscal year 2023. The increase in the income tax provision for the fiscal year ended June 30, 2024 was primarily attributable to the increase in valuation allowance and overall growth in foreign jurisdictions associated with an increase in profit and non-deductible stock-based compensation, offset by a decrease in reserves for uncertain tax positions.

We finalized an Advanced Pricing Arrangement with the ATO with respect to our transfer pricing arrangements between Australia and the U.S. that covers the tax years ended June 30, 2019 to June 30, 2025. Pursuant to the terms of the agreement, we made a cash tax payment of approximately $60.5 million during fiscal year 2024.

Our effective tax rate substantially differed from the U.S. statutory income tax rate of 21.0% primarily attributable to full valuation allowances in the U.S. and Australia, research and development tax credits and incentives, non-deductible stock-based compensation in certain foreign jurisdictions, and the recognition of reserves for uncertain tax positions. See Note 17, "*Income Taxes*," to the notes to our consolidated financial statements for additional information.

We regularly assess the need for a valuation allowance against our deferred tax assets. Our assessment is based on all positive and negative evidence related to the realizability of such deferred tax assets. Based on available objective evidence as of June 30, 2024, we will continue to maintain a full valuation allowance on our U.S. federal, U.S. state, and Australian deferred tax assets as it is more likely than not that these deferred tax assets will not be realized. We intend to maintain the full valuation allowance until sufficient positive evidence exists to support the reversal of, or decrease in, the valuation allowance.

Our future effective annual tax rate may be materially impacted by the expense or benefit from tax amounts associated with our foreign earnings that are taxed at rates different from the federal statutory rate, changes in valuation allowances, level of profit before tax, accounting for uncertain tax positions, business combinations, and changes in our valuation allowances to the extent sufficient positive evidence becomes available, closure of statute of limitations or settlement of tax audits, and changes in tax laws.

A significant amount of our earnings is generated by our Australian subsidiaries. Our future effective tax rates may be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory tax rates. See Note 17, "*Income Taxes*," to the notes to our consolidated financial statements for additional information. Changes in our global operations could result in changes to our effective tax rates, future cash flows, and overall profitability of our operations.

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents totaling $2.2 billion, short-term investments totaling $162.0 million and accounts receivables totaling $628.0 million. Since our inception, we have primarily financed our operations through cash flows generated by operations and corporate debt.

Our cash flows from operating activities, investing activities, and financing activities for fiscal years 2024 and 2023 were as follows:

(in thousands)	Fiscal Year Ended June 30,	
	2024	2023
Net cash provided by operating activities	$ 1,448,159	$ 868,111
Net cash used in investing activities	(963,746)	(1,258)
Net cash used in financing activities	(408,217)	(148,421)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(1,989)	(1,805)
Net increase in cash, cash equivalents, and restricted cash	$ 74,207	$ 716,627

Our primary source of cash is primarily through collections from our customers. Our primary uses of cash from operating activities are general business expenses including employment expenses, cloud platform and other infrastructure services, professional services fees, income taxes, marketing expenses, software expenses, and facility expenses.

Net cash provided by operating activities increased by $580.0 million for fiscal year 2024, compared to fiscal year 2023. The net increase was primarily attributable to an increase in cash received from customers, partially offset by an increase in cash paid to suppliers and employees and cash used to pay income taxes.

Net cash used in investing activities increased by $962.5 million for fiscal year 2024, compared to fiscal year 2023. The net increase was primarily attributable to an increase in cash consideration paid for acquisitions, net of cash acquired, of approximately $842.0 million, an increase in net outflows of $138.1 million related to marketable securities activity, partially offset by an increase in net inflows of $24.9 million related to strategic investment activity.

Net cash used in financing activities increased by $259.8 million for fiscal year 2024, compared to fiscal year 2023. The net cash used in financing activities was primarily attributable to an increase in repurchases of Class A

Common Stock of $245.3 million, and principal payments of our long term debt of $1.0 billion, offset by proceeds from issuance of debt, net of issuance costs of $987.0 million.

Material Cash Requirements

Debt

As of June 30, 2024, we had $500.0 million aggregate principal amount of 5.250% senior notes due 2029 (the "2029 Notes") and $500.0 million aggregate principal amount of 5.500% senior notes due 2034 (the "2034 Notes," and together with the 2029 Notes, the "Notes"). The Notes will mature on May 15, 2029, and May 15, 2034, respectively. Interest on the notes will be paid semi-annually in arrears on May 15 and November 15 of each year, starting from November 15, 2024. Refer to Note 11, "*Debt,*" to our consolidated financial statements for additional information.

On August 12, 2024, Atlassian US, Inc.'s prior credit facility was amended and restated to provide for a $750 million senior unsecured revolving credit facility (the "2024 Credit Facility"). We may repay outstanding loans under the 2024 Credit Facility at any time, without premium or penalty, and we have an option to request an increase of $250 million in certain circumstance. The 2024 Credit Facility matures in August 2029. Refer to Note 18, "*Subsequent Events,*" to our consolidated financial statements for additional information. As of June 30, 2024, there were no outstanding borrowings under the prior credit facility, and we were in compliance with all related covenants.

Share Repurchase Program

In January 2023, the Board of Directors authorized a program to repurchase up to $1.0 billion of our outstanding Class A Common Stock (the "Share Repurchase Program"). The Share Repurchase Program does not have a fixed expiration date, may be suspended or discontinued at any time, and does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. During fiscal year 2024, we repurchased approximately 2.2 million shares of our Class A Common Stock for approximately $394.0 million at an average price per share of $182.32. All repurchases were made in open market transactions. As of June 30, 2024, we were authorized to purchase $451.8 million of our Class A Common Stock under the Share Repurchase Program. Refer to Note 15, "*Stockholders' Equity*," to our consolidated financial statements for additional information.

Contractual Obligations

Our principal commitments consist of contractual commitments for cloud services platform and other infrastructure services, and obligations under leases for office space including obligations for leases that have not yet commenced. Refer to Note 10, "*Leases*," and Note 12, "*Commitments and Contingencies,*" to our consolidated financial statements for additional information.

Other Future Obligations

We believe that our existing cash and cash equivalents, together with cash generated from operations, and borrowing capacity from the 2024 Credit Facility will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our other future cash requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, payments to tax authorities, acquisitions of additional businesses and technologies, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.

As of June 30, 2024, we are not party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other measures that are not presented in accordance with GAAP, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts and make strategic decisions. The key measures we consider are non-GAAP gross profit and non-GAAP gross margin, non-GAAP operating income and non-GAAP operating margin, non-GAAP net income and non-GAAP net income per diluted share, and free cash flow (collectively, the "Non-GAAP Financial Measures"). These Non-GAAP Financial Measures, which may be different from similarly titled non-GAAP measures used by other companies, provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or that occur relatively infrequently and/or that management considers to be unrelated to our core operations. Management believes that tracking and presenting these Non-GAAP Financial Measures provides management, our board of directors, investors and the analyst community with the ability to better evaluate matters such as: our ongoing core operations, including comparisons between periods and against other companies in our industry; our ability to generate cash to service our debt and fund our operations; and the underlying business trends that are affecting our performance.

Our Non-GAAP Financial Measures include:

- *Non-GAAP gross profit and non-GAAP gross margin*. Excludes expenses related to stock-based compensation, amortization of acquired intangible assets, and restructuring charges.
- *Non-GAAP operating income and non-GAAP operating margin*. Excludes expenses related to stock-based compensation, amortization of acquired intangible assets, and restructuring charges.
- *Non-GAAP net income and non-GAAP net income per diluted share*. Excludes expenses related to stock-based compensation, amortization of acquired intangible assets, restructuring charges, gain on a non-cash sale of a controlling interest of a subsidiary and the related income tax adjustments.
- *Free cash flow*. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment.

We understand that although these Non-GAAP Financial Measures are frequently used by investors and the analyst community in their evaluation of our financial performance, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. We compensate for such limitations by reconciling these Non-GAAP Financial Measures to the most comparable GAAP financial measures.

The following table presents a reconciliation of our Non-GAAP Financial Measures to the most comparable GAAP financial measure for fiscal years 2024 and 2023 (in thousands, except percentage and per share data):

	Fiscal Year Ended June 30,	
	2024	2023
Gross profit		
GAAP gross profit	$ 3,555,108	$ 2,900,882
Plus: Stock-based compensation	71,691	63,625
Plus: Amortization of acquired intangible assets	36,988	22,853
Plus: Restructuring charges (1)	—	9,192
Non-GAAP gross profit	$ 3,663,787	$ 2,996,552
Gross margin		
GAAP gross margin	82%	82%
Plus: Stock-based compensation	1	2
Plus: Amortization of acquired intangible assets	1	1
Plus: Restructuring charges (1)	—	—
Non-GAAP gross margin	84%	85%
Operating income		
GAAP operating income (loss)	$ (117,077)	$ (345,222)
Plus: Stock-based compensation	1,081,433	937,812
Plus: Amortization of acquired intangible assets	49,748	33,127
Plus: Restructuring charges (1)	—	96,894
Non-GAAP operating income	$ 1,014,104	$ 722,611
Operating margin		
GAAP operating margin	(3)%	(10)%
Plus: Stock-based compensation	25	26
Plus: Amortization of acquired intangible assets	1	1
Plus: Restructuring charges (1)	—	3

Non-GAAP operating margin		23%		20%
Net income				
GAAP net loss	$	(300,519)	$	(486,761)
Plus: Stock-based compensation		1,081,433		937,812
Plus: Amortization of acquired intangible assets		49,748		33,127
Plus: Restructuring charges (1)		—		96,894
Less: Gain on a non-cash sale of a controlling interest of a subsidiary		(1,378)		(45,158)
Less: Income tax adjustments (2)		(66,875)		(43,659)
Non-GAAP net income	$	762,409	$	492,255
Net income per share				
GAAP net loss per share - diluted	$	(1.16)	$	(1.90)
Plus: Stock-based compensation		4.16		3.66
Plus: Amortization of acquired intangible assets		0.19		0.13
Plus: Restructuring charges (1)		—		0.38
Less: Gain on a non-cash sale of a controlling interest of a subsidiary		(0.01)		(0.18)
Less: Income tax adjustments (2)		(0.25)		(0.17)
Non-GAAP net income per share - diluted	$	2.93	$	1.92
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted GAAP net loss per share		259,133		256,307
Plus: Dilution from dilutive securities (3)		1,076		554
Weighted-average shares used in computing diluted non-GAAP net income per share		260,209		256,861
Free cash flow				
GAAP net cash provided by operating activities	$	1,448,159	$	868,111
Less: Capital expenditures		(32,577)		(25,652)
Free cash flow	$	1,415,582	$	842,459

(1) Restructuring charges include stock-based compensation expense related to the rebalancing of resources for fiscal year 2023.

(2) In fiscal year 2024, we began to utilize a fixed long-term projected non-GAAP tax rate in our computation of the non-GAAP income tax adjustments in order to provide better consistency across interim reporting periods. In projecting this long-term non-GAAP tax rate, we utilized a three-year financial projection that excludes the direct and indirect income tax effects of the other non-GAAP adjustments reflected above. Additionally, we considered our current operating structure and other factors such as our existing tax positions in various jurisdictions and key legislation in major jurisdictions where we operate. For fiscal year 2024, we determined the projected non-GAAP tax rate to be 27%. This fixed long-term projected non-GAAP tax rate eliminates the effects of non-recurring and period specific items which can vary in size and frequency. Examples of the non-recurring and period specific items include but are not limited to changes in the valuation allowance related to deferred tax assets, effects resulting from acquisitions, and unusual or infrequently occurring items. We will periodically re-evaluate this long-term rate, as necessary, for significant events. The rate could be subject to change for a variety of reasons, for example, significant changes in the geographic earnings mix or fundamental tax law changes in major jurisdictions where we operate.

(3) The effects of these dilutive securities were not included in the GAAP calculation of diluted net loss per share for fiscal years 2024 and 2023 because the effect would have been anti-dilutive.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Currency Exchange Risk

We operate globally and are exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar, Indian rupee, Euro, British pound, Japanese yen, Philippine peso, Canadian dollar, Polish zloty and New Zealand dollar. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar. Our financial risk management policy is reviewed annually by our audit committee and requires us to monitor our foreign exchange exposure on a regular basis.

The substantial majority of our sales contracts are denominated in U.S. dollars, and our operating expenses are generally denominated in the local currencies of the countries where our operations are located. We therefore benefit from a strengthening of the U.S. dollar and are adversely affected by the weakening of the U.S. dollar.

We have a cash flow hedging program in place and enter into derivative transactions to manage certain foreign currency exchange risks that arise in our ordinary business operations. We recognize all derivative instruments as either assets or liabilities on our consolidated statements of financial position and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting.

We enter into master netting agreements with select financial institutions to reduce our credit risk, and we trade with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our foreign currency derivatives.

Foreign currency exchange rate exposure

We hedge material foreign currency denominated monetary assets and liabilities using balance sheet hedges. The fluctuations in the fair market value of balance sheet hedges due to foreign currency rates generally offset those of the hedged items, resulting in no material effect on profit. Consequently, we are primarily exposed to significant foreign currency exchange rate fluctuations with regard to the spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income.

Foreign currency sensitivity

A sensitivity analysis performed on our hedging portfolio as of June 30, 2024 and 2023 indicated that a hypothetical 10% strengthening or weakening of the U.S. dollar against the foreign currencies applicable to our business would decrease or increase the fair value of our foreign currency contracts by $65.8 million and $52.2 million, respectively.

Interest Rate Risk

Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2024, we had cash and cash equivalents totaling $2.2 billion and short-term investments totaling $162.0 million. A sensitivity analysis performed on our portfolio as of June 30, 2024 and 2023 indicated that a hypothetical 100 basis point increase or decrease in interest rates did not have a material impact to market value of our investments. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

On May 15, 2024, we issued $500.0 million aggregate principal amount of 5.250% senior notes due 2029 (the "2029 Notes") and $500.0 million aggregate principal amount of 5.500% senior notes due 2034 (the "2034 Notes," and together with the 2029 Notes, the "Notes"). As of June 30, 2024, we had $985.6 million of senior Notes, net of unamortized discount and issuance costs, outstanding. The Notes have fixed annual interest rates, and therefore we do not have economic interest rate exposure on these debt obligations. However, the fair values of the Notes are exposed to interest rate risk. Generally, the fair values of the Notes will increase as interest rates fall and decrease as interest rates rise. Refer to Note 11, "*Debt*," to our consolidated financial statements for additional information.

ITEM 8. FINANCIAL STATEMENT AND SUPPLEMENTARY DATA

ATLASSIAN CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Atlassian Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Atlassian Corporation (the Company) as of June 30, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated August 16, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate audit opinions on the critical audit matters or on the accounts or disclosures to which they relate.

	Revenue Recognition
Description of the Matter	*As described in Note 2 to the consolidated financial statements, the Company reports revenues in three categories: (i) subscriptions, (ii) maintenance, and (iii) other. The Company's contracts often include promises to transfer multiple products and services to a customer. The Company allocates the transaction price for each contract to each performance obligation based on the relative standalone selling price ("SSP") for each performance obligation.*
	Auditing the Company's revenue recognition was challenging due to the effort required to analyze the accounting treatment for contracts with multiple performance obligations. This involved assessing the impact of terms and conditions of contracts and the determination of SSP for the identified performance obligations.

How We Addressed the Matter in Our Audit	*We obtained an understanding of the process for revenue recognition by performing a walkthrough. We also evaluated the design and tested the operating effectiveness of the Company's internal controls over the assessment of terms and conditions of contracts, which included the internal controls over the determination of SSP for the identified performance obligations.*
	To evaluate management's assessment of terms and conditions of contracts, we performed audit procedures that included, among others, testing a sample of contracts to understand the terms and conditions and evaluating SSP for the identified performance obligations. To evaluate management's determination of SSP for the identified performance obligations, we performed audit procedures that included, among others, assessing the appropriateness of the methodologies used in the Company's SSP analyses, testing the completeness and accuracy of the underlying data used, and testing the mathematical accuracy. Finally, we assessed the related disclosures in the consolidated financial statements.

	Valuation of developed technology intangible asset in the acquisition of Loom, Inc.
Description of the Matter	*As described in Note 7 to the consolidated financial statements, the Company acquired Loom, Inc. (Loom) for a total purchase price consideration of approximately $885.6 million. The transaction was accounted for as a business combination.*
	Auditing the Company's accounting for the Loom acquisition was challenging due to the significant estimation required by management to determine the fair value of the acquired developed technology intangible asset using a discounted cash flow model. This model requires estimation, including the determination of key assumptions, which included projected revenue growth, projected research and development expenses, and a technology migration curve.
How We Addressed the Matter in Our Audit	*We obtained an understanding of the process for accounting for the Loom acquisition by performing a walkthrough. We also evaluated the design and tested the operating effectiveness of the Company's internal controls over the determination of the fair value of the acquired developed technology intangible asset, which included the internal controls over the estimation process and the determination of key assumptions.*
	To evaluate management's determination of the fair value of the acquired developed technology intangible asset, we involved EY specialists and performed audit procedures that included, among others, assessing the Company's selection of valuation methodology, evaluating the estimation and significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the fair value. Finally, we assessed the related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.
San Francisco, California
August 16, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Atlassian Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Atlassian Corporation's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlassian Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated August 16, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
August 16, 2024

ATLASSIAN CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

		June 30,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	2,176,930	$	2,102,550
Marketable securities		161,973		10,000
Accounts receivable, net		628,049		477,678
Prepaid expenses and other current assets		109,312		146,136
Total current assets		3,076,264		2,736,364
Non-current assets:				
Property and equipment, net		86,315		81,402
Operating lease right-of-use assets		172,468		184,195
Strategic investments		223,221		225,538
Intangible assets, net		299,057		69,072
Goodwill		1,288,756		727,211
Deferred tax assets		3,934		9,945
Other non-current assets		62,118		73,052
Total assets	$	5,212,133	$	4,106,779
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	177,545	$	159,293
Accrued expenses and other current liabilities		577,359		423,131
Deferred revenue, current portion		1,806,269		1,362,736
Operating lease liabilities, current portion		48,953		44,930
Debt, current portion		—		37,500
Total current liabilities		2,610,126		2,027,590
Non-current liabilities:				
Deferred revenue, net of current portion		308,467		182,743
Operating lease liabilities, net of current portion		214,474		237,835
Debt, net of current portion		985,911		962,093
Deferred tax liabilities		20,387		10,669
Other non-current liabilities		39,917		31,177
Total liabilities		4,179,282		3,452,107
Commitments and contingencies (Note 12)				
Stockholders' equity				
Class A Common Stock, $0.00001 par value; 750,000,000 shares authorized, 159,544,123 and 152,442,673 issued and outstanding at June 30, 2024 and 2023, respectively		2		2
Class B Common Stock, 0.00001 par value; 230,000,000 shares authorized, 101,012,393 and 105,124,103 issued and outstanding at June 30, 2024 and 2023, respectively		1		1
Additional paid-in capital		4,212,064		3,130,631
Accumulated other comprehensive income		25,300		34,002
Accumulated deficit		(3,204,516)		(2,509,964)
Total stockholders' equity		1,032,851		654,672
Total liabilities and stockholders' equity	$	5,212,133	$	4,106,779

The above consolidated financial statements should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Year Ended June 30,					
		2024		2023		2022
Revenues:						
Subscription	$	3,924,389	$	2,922,576	$	2,096,706
Maintenance		177,230		399,738		495,077
Other		256,984		212,333		211,099
Total revenues		4,358,603		3,534,647		2,802,882
Cost of revenues [(1)] [(2)]		803,495		633,765		452,914
Gross profit		3,555,108		2,900,882		2,349,968
Operating expenses:						
Research and development [(1)] [(2)]		2,184,111		1,869,881		1,291,877
Marketing and sales [(1)] [(2)]		877,497		769,861		535,815
General and administrative [(1)]		610,577		606,362		452,193
Total operating expenses		3,672,185		3,246,104		2,279,885
Operating income (loss)		(117,077)		(345,222)		70,083
Other income (expense), net		(30,916)		14,501		(501,839)
Interest income		96,663		49,732		2,284
Interest expense		(34,077)		(30,147)		(41,466)
Loss before provision for income taxes		(85,407)		(311,136)		(470,938)
Provision for income taxes		(215,112)		(175,625)		(48,572)
Net loss	$	(300,519)	$	(486,761)	$	(519,510)
Net loss per share attributable to Class A and Class B common stockholders:						
Basic	$	(1.16)	$	(1.90)	$	(2.05)
Diluted	$	(1.16)	$	(1.90)	$	(2.05)
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders:						
Basic		259,133		256,307		253,312
Diluted		259,133		256,307		253,312

(1) Amounts include stock-based compensation, as follows:

Cost of revenues	$	71,691	$	63,913	$	31,358
Research and development		712,409		604,301		328,978
Marketing and sales		137,347		131,739		76,209
General and administrative		159,986		148,134		88,258

(2) Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$	36,988	$	22,853	$	22,694
Research and development		374		374		374
Marketing and sales		12,386		9,900		9,330

The above consolidated financial statements should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Fiscal Year Ended June 30,		
	2024	2023	2022
Net loss	$ (300,519)	$ (486,761)	$ (519,510)
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustment	(2,270)	(5,283)	(15,604)
Net change in unrealized gain (loss) on marketable and privately held debt securities	314	1,753	(3,458)
Net gain (loss) on cash flow hedging derivative instruments	(6,746)	23,668	27,438
Other comprehensive income (loss), before tax	(8,702)	20,138	8,376
Income tax effect	—	—	134
Other comprehensive income (loss), net of tax	(8,702)	20,138	8,510
Total comprehensive loss, net of tax	$ (309,221)	$ (466,623)	$ (511,000)

The above consolidated financial statements should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock				Additional paid in capital	Accumulated other comprehensive income	Accumulated Deficit	Total stockholders' equity
	Class A		Class B					
	Shares	Amount	Shares	Amount				
Balance at June 30, 2021	$137,038	$ 1	$114,610	$ 1	$ 1,657,426	$ 5,354	$ (1,349,520)	$ 313,262
Common stock issued	3,208	—	—	—	32	—	—	32
Conversion from Class B Common Stock to Class A Common Stock	4,574	—	(4,574)	—	—	—	—	—
Stock-based compensation	—	—	—	—	525,078	—	—	525,078
Other comprehensive income, net of tax	—	—	—	—	—	8,510	—	8,510
Net loss	—	—	—	—	—	—	(519,510)	(519,510)
Balance at June 30, 2022	144,820	1	110,036	1	2,182,536	13,864	(1,869,030)	327,372
Common stock issued	3,684	1	—	—	8	—	—	9
Conversion from Class B Common Stock to Class A Common Stock	4,912	—	(4,912)	—	—	—	—	—
Stock-based compensation	—	—	—	—	948,087	—	—	948,087
Repurchases of Class A Common Stock	(979)	—	—	—	—	—	(154,173)	(154,173)
Other comprehensive income, net of tax	—	—	—	—	—	20,138	—	20,138
Net Loss	—	—	—	—	—	—	(486,761)	(486,761)
Balance at June 30, 2023	152,437	2	105,124	1	3,130,631	34,002	(2,509,964)	654,672
Common stock issued	5,000	—	—	—	—	—	—	—
Conversion from Class B Common Stock to Class A Common Stock	4,112	—	(4,112)	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,081,433	—	—	1,081,433
Repurchases of Class A Common Stock	(2,161)	—	—	—	—	—	(394,033)	(394,033)
Other comprehensive loss, net of tax	—	—	—	—	—	(8,702)	—	(8,702)
Net loss	—	—	—	—	—	—	(300,519)	(300,519)
Balance at June 30, 2024	159,388	2	101,012	1	4,212,064	25,300	(3,204,516)	1,032,851

The above consolidated financial statements should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended June 30,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (300,519)	$ (486,761)	$ (519,510)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	78,738	60,923	51,739
Stock-based compensation	1,081,433	948,087	524,803
Impairment charges for leases and leasehold improvements	—	61,098	—
Deferred income taxes	119	10,613	(2,002)
Gain on a non-cash sale of a controlling interest of a subsidiary	(1,378)	(45,158)	—
Amortization of interest rate swap contracts	(4,166)	—	—
Net loss on exchange derivative and capped call transactions	—	—	424,482
Amortization of debt discount and issuance cost	919	471	27,051
Net loss on strategic investments	13,337	19,407	72,663
Net foreign currency loss (gain)	2,301	(10,613)	(12,065)
Other	386	1,488	646
Changes in operating assets and liabilities, net of business combinations:			
Accounts receivable, net	(148,469)	(169,526)	(134,764)
Prepaid expenses and other assets	(3,122)	(38,230)	(21,927)
Accounts payable	18,150	78,902	31,741
Accrued expenses and other liabilities	158,123	74,611	93,250
Deferred revenue	552,307	362,799	284,937
Net cash provided by operating activities	1,448,159	868,111	821,044
Cash flows from investing activities:			
Business combinations, net of cash acquired	(847,767)	(5,775)	(19,411)
Purchases of intangible assets	(535)	(160)	(4,018)
Purchases of property and equipment	(32,577)	(25,652)	(70,583)
Purchases of strategic investments	(14,400)	(19,450)	(111,668)
Purchases of marketable securities	(248,897)	(24,800)	(21,003)
Proceeds from maturities of marketable securities	116,537	73,950	76,937
Proceeds from sales of marketable securities and strategic investments	63,893	629	186,262
Net cash provided by (used in) investing activities	(963,746)	(1,258)	36,516
Cash flows from financing activities:			
Proceeds from Term Loan Facility	—	—	1,000,000
Repayment of Term Loan Facility	(1,000,000)	—	
Proceeds from issuance of debt, net of issuance costs	987,039	—	—
Repayment of exchangeable senior notes	—	—	(1,548,686)
Proceeds from settlement of capped call transactions	—	—	135,497
Repurchases of Class A Common Stock	(395,256)	(150,006)	—
Proceeds from other financing arrangements	—	1,585	13,909
Net cash used in financing activities	(408,217)	(148,421)	(399,280)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,989)	(1,805)	(9,233)
Net increase in cash, cash equivalents, and restricted cash	74,207	716,627	449,047
Cash, cash equivalents, and restricted cash at beginning of period	2,103,915	1,386,686	931,023
Net decrease in cash and cash equivalents included in assets held for sale	—	602	6,616
Cash, cash equivalents, and restricted cash at end of period	$ 2,178,122	$ 2,103,915	$ 1,386,686
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:			
Cash and cash equivalents	$ 2,176,930	$ 2,102,550	$ 1,385,265
Restricted cash included in other non-current assets	1,192	1,365	1,421
Total cash, cash equivalents, and restricted cash	$ 2,178,122	$ 2,103,915	$ 1,386,686
Supplemental disclosures of cash flow information:			
Income taxes paid, net of refunds	$ 253,828	$ 102,156	$ 66,648
Interest paid	61,339	46,247	10,027
Settlement of (received from) interest rate swap contracts	(65,734)	(17,754)	3,283
Non-cash investing and financing activities:			
Purchase of property and equipment included in accrued expenses and other current liabilities	1,263	844	10,740
Repurchases of Class A Common Stock included in accrued expenses and other current liabilities	2,943	4,167	—
Debt issuance costs included in accrued expenses and other current liabilities	1,344	—	—

71

ATLASSIAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Atlassian Corporation (the "Company") is a global technology company with a mission to unleash the potential of every team. Through a connected portfolio of products with discrete value propositions and built on the Atlassian platform and data model, Atlassian gives all teams the right teamwork foundations so they can plan and track work, align on goals, and unleash knowledge across the organization. Our primary products include Jira for planning and project management, Confluence for content creation and sharing, Jira Service Management for team service, management and support applications, and Loom, which we acquired in November 2023, for asynchronous video collaboration. The Company is the successor parent entity to Atlassian Corporation Plc, which was a public company limited by shares, incorporated under the laws of England and Wales.

The Company's fiscal year ends on June 30 of each year. References to fiscal year 2024, for example, refer to the fiscal year ended June 30, 2024.

On September 30, 2022, Atlassian Corporation Plc completed a redomestication, which was approved by the shareholders of Atlassian Corporation Plc, resulting in Atlassian Corporation becoming our publicly traded parent company (the "U.S. Domestication"). Atlassian Corporation Plc's stockholders and the High Court of Justice of England and Wales approved the scheme of arrangement effecting the U.S. Domestication. Effective after the close of market trading on September 30, 2022, all issued and outstanding ordinary shares of Atlassian Corporation Plc were exchanged on a one-for-one basis for newly issued shares of corresponding common stock of Atlassian Corporation, and all issued and outstanding equity awards of Atlassian Corporation Plc were assumed by Atlassian Corporation and were converted into rights to acquire Atlassian Corporation shares of Class A Common Stock on the same terms. The Class A Common Stock of Atlassian Corporation began trading on October 3, 2022 (the first trading day following the U.S. Domestication), and the Company's trading symbol on The Nasdaq Global Select Market remained unchanged as "TEAM."

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These principles are established primarily by the Financial Accounting Standards Board ("FASB").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions in the Company's consolidated financial statements. These estimates are based on information available as of the date of the consolidated financial statements. Such management estimates and assumptions include, but are not limited to the determination of:

- the standalone selling price ("SSP") of performance obligations for revenue contracts with multiple performance obligations;
- the fair value of assets acquired and liabilities assumed for business combinations;
- the recognition, measurement and valuation of current and deferred income taxes and uncertain tax positions.

Actual results could differ materially from these estimates.

Segment

The Company operates as a single operating segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker ("CODM"). The Company's CODMs are its Co-Chief Executive Officers, who review its results of operations to make decisions about allocating resources and assessing performance based on consolidated financial information. Accordingly, the Company has determined it operates as a single operating and reportable segment.

Foreign Currency

The Company's consolidated financial statements are presented using the U.S. dollar, which is its reporting currency. The functional currency for certain of the Company's foreign subsidiaries is the U.S. dollar, while others use local currencies. The Company translates the foreign functional currency financial statements to U.S. dollars for those entities that do not have the U.S. dollar as their functional currency using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments are recorded in accumulated other comprehensive income in the Consolidated Statements of Comprehensive Loss. Foreign currency transaction gains and losses are included in other income (expense), net on the Consolidated Statements of Operations.

Revenue from Contracts with Customers

Policies, Estimates and Judgments

Revenues are generally recognized upon the transfer of control of promised products or services provided to customers, reflecting the amount of consideration the Company expects to receive for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales and other similar taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenues are recognized upon the application of the following steps:

1. Identification of the contract or contracts with a customer;
2. Identification of the performance obligations in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations in the contract; and
5. Recognition of revenue when, or as, the performance obligation is satisfied.

The timing of revenue recognition may differ from the timing of billing to our customers. The Company receives payments from customers based on a billing schedule as established in its contracts. Contract assets are recognized when performance is completed in advance of billings. Deferred revenue is recorded when billings are in advance of performance under the contract. The Company's revenue arrangements include standard warranty provisions that the products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts of which have historically been and are expected to continue to be insignificant. The Company's contracts do not include a significant financing component.

Customer contracts often include promises to transfer multiple products and services to a customer.

The Company allocates the transaction price for each customer contract to each performance obligation based on the relative SSP for each distinct performance obligation. Judgment is required in determining the SSP for each distinct performance obligation. The Company typically determines an SSP range for its products and services, which is reassessed on a periodic basis or when facts and circumstances change. In most cases, the Company is able to determine SSP based on the observable prices of products or services sold separately. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include market conditions, pricing strategies, the life of the software, and other observable inputs to estimate the price that it would charge if the products and services were sold separately.

Recognition of Revenue

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company reports revenues in three categories: (i) subscription, (ii) maintenance, and (iii) other. In addition, revenue is presented by geographic region and deployment option in Note 13, "*Revenue.*"

Subscription Revenues

Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use the Company's software in a cloud-based-infrastructure that the Company provides ("Cloud offerings"). The Company also sells on-premises term license agreements for its Data Center products ("Data Center offerings"), consisting of software licensed for a specified period and support and maintenance services that are bundled with the license for the term of the license period. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Subscription-based arrangements generally have a contractual term of one to twelve months. For Cloud offerings, subscription revenue is recognized ratably as services are delivered, commencing with the date the service is made available to customers. For Data Center offerings, the Company recognizes revenue upfront for the portion that relates to the delivery of the term license and the support revenue is recognized ratably as the services are delivered over the term of the arrangement. The revenue recognition policy is consistent for subscription sales generated directly with customers and sales generated indirectly through solution partners and resellers.

Maintenance Revenues

Maintenance revenues represented fees earned from providing customers with unspecified future updates, upgrades and enhancements and technical product support on an if-and-when-available basis for perpetual license products purchased and operated by our customers on their premises ("Server offerings"). Maintenance revenue was recognized ratably over the term of the support period. The Company generally ended maintenance and support for Server offerings in February 2024.

Other Revenues

Other revenues primarily include fees received for sales of third-party apps in the Atlassian Marketplace. Advisory services and training services are also included in other revenues. Revenue from the sale of third-party apps via the Atlassian Marketplace is recognized on the date of product delivery given that all of our obligations have been met at that time and on a net basis as the Company functions as the agent in the relationship. Revenue from advisory services is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.

Deferred Contract Acquisition Costs

Deferred contract acquisition costs are costs incurred to obtain a contract, if such costs are recoverable, and consist primarily of sales commissions and related payroll taxes. Incremental costs of obtaining a contract are earned on new and expansion contracts which are capitalized and amortized over the average period of benefit, which the Company estimates to be four years. The Company does not pay sales commissions upon contract renewal.

The Company determines the period of benefit for commissions paid for the acquisition of the customer contract by taking into consideration the initial estimated customer life, anticipated renewals, and the technological life of our software. The Company includes the deferred contract costs in prepaid expense and other current assets and other non-current assets on the Consolidated Balance Sheets and the amortization of deferred contract acquisition costs in marketing and sales expense on the Consolidated Statements of Operations.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less at the date of purchase. Cash equivalents also include amounts due from third-party credit card processors as they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction. Cash and cash equivalents are stated at fair value.

As of June 30, 2024 and 2023, the Company had restricted cash of $1.2 million and $1.4 million, respectively, primarily used for the benefit of employees through a deferred compensation plan, and such amounts were not available for use in the Company's operations. Restricted cash is included in other non-current assets in the Consolidated Balance Sheets.

Accounts Receivable, net

The Company records trade accounts receivable at the invoice value, and such receivables are non-interest bearing. The Company considers receivables past due based on the contractual payment terms. The Company makes estimates of expected credit and collectability trends based on an assessment of various factors including historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment that may affect our ability to collect from customers. The allowance for credit losses and write offs were not material for each of the periods as of June 30, 2024, 2023 and 2022.

Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories of inputs:

- Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities;
- Level 2 - Observable inputs (other than Level 1 prices) such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or examination.

Marketable Securities

The Company classifies all marketable debt securities that have original stated maturities of greater than three months as marketable securities on its Consolidated Balance Sheets. The Company determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable debt securities as available-for-sale ("AFS"). After consideration of its risk versus reward objectives, as well as its liquidity requirements, the Company may sell these debt securities prior to their stated maturities. The Company considers all of our marketable securities as funds available for use in current operations, including those with maturity dates beyond one year, and therefore classifies these securities as current assets on the Consolidated Balance Sheets.

The Company evaluates AFS securities with unrealized loss positions for credit loss by assessing whether the decline in fair value below the amortized cost basis has resulted from a credit loss or other factors, whether the Company expects to recover the entire amortized cost basis of the security, its intent to sell and whether it is more likely than not that the Company will be required to sell the securities before the recovery of their amortized cost basis. The Company carries these securities at fair value, and reports the unrealized gains and losses, net of taxes, as a component of accumulated other comprehensive income except for the changes in allowance for expected credit losses, which are recorded in other income (expense), net. Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net on the Consolidated Statements of Operations.

Strategic Investments

The Company holds strategic investments in privately held debt and equity securities, as well as publicly held equity securities in which the Company does not have a controlling interest.

Investments in privately held debt securities are classified as AFS securities. Investments in publicly held equity securities are recorded at fair value with changes in the fair value of the investments recorded in other income (expense), net in the Consolidated Statements of Operations.

Investments in privately held equity securities without readily determinable fair values in which the Company does not own a controlling interest or have significant influence over are measured in accordance with the measurement alternative. In applying the measurement alternative, the carrying value of the investment is measured at cost, less impairment, if any, plus or minus changes resulting from observable price changes from orderly transactions for the identical or a similar investment of the same issuer in the period of occurrence. Changes to the carrying value of these investments are recorded through other income (expense), net on the Consolidated Statements of Operations.

In determining adjustments to the carrying value of its strategic investments in privately held companies, the Company uses the most recent data available to the Company. Valuations of privately held securities are inherently complex and the determination of whether an orderly transaction is for an identical or similar investment requires judgment. In its evaluation, the Company considers factors such as differences in the rights and preferences of the investments and the extent to which those differences would affect the fair values of those investments. The Company's impairment analysis encompasses an assessment of both qualitative and quantitative factors including the investee's financial metrics, market acceptance of the investee's product or technology, general market conditions and liquidity considerations.

Equity Method Investments

Privately held equity securities in which the Company does not have a controlling financial interest but does exercise significant influence over the investment are accounted for under the equity method. The Company records a proportionate share of the investment's earnings or losses, and impairment, if any, as a component of other income (expense), net in the Consolidated Statements of Operations. These investments are included in strategic investments in the Consolidated Balance Sheets.

For entities that meet the definition of a variable interest entity ("VIE"), the Company consolidates those entities when the Company is the primary beneficiary of the entity. The Company is determined to be the primary beneficiary when it possesses both the unilateral power to direct activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company continually evaluates whether it qualifies as the primary beneficiary and reconsiders its determination of whether an entity is a VIE upon reconsideration events. As of June 30, 2024, the Company has one investment in an unconsolidated VIE for which it exercises significant influence over their operations and accordingly accounts for it as an equity method investment.

Derivative Financial Instruments

The Company enters into foreign exchange forward contracts with the objective to mitigate certain currency risks associated with cost of revenues and operating expenses denominated in foreign currencies. These foreign exchange forward contracts are designated as cash flow hedges. The Company also enters into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated as monetary assets and liabilities to reduce the risk that such foreign currency will be adversely affected by changes in exchange rates. The Company uses interest rate swaps to hedge the variability of cash flows in the interest payments associated with its variable-rate debt due to changes in the Secured Overnight Financing Rate ("SOFR") based floating interest rate. The interest rate swaps are designated as cash flow hedges and involve interest obligations for U.S. dollar-denominated amounts. The Company does not enter into derivative instrument transactions for trading or speculative purposes. In May 2024, the Company settled its then existing interest rate swap contracts prior to their stated termination dates as a result of the repayment of the Term Loan (defined in Note 11, "*Debt.*"). Gains resulting from the early termination of interest rate swap contracts are deferred and amortized as adjustments to interest expense over the remaining period of the debt originally covered by the terminated swap contracts.

Hedging derivative instruments are recognized as either assets or liabilities and are measured at fair value. For derivative instruments designated as cash flow hedges, the gains (losses) on the derivatives are initially reported as a component of other comprehensive income and are subsequently recognized in earnings when the hedged exposure is recognized in earnings. For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in other income (expense), net. The Company enters into master netting agreements with financial institutions to execute its hedging program. The master netting agreements are with select financial institutions to reduce the Company's credit risk, as well as to reduce its concentration of risk with any single counterparty.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method to allocate the cost over the estimated useful lives. The estimated useful lives for each asset class are as follows:

Equipment	3 years
Computer hardware and computer-related software	3 years
Furniture and fittings	5 years
Leasehold improvements	Shorter of the remaining lease term or 7 years

Leases

The Company determines if an arrangement is a lease at inception. The Company's lease agreements generally contain lease and non-lease components. Payments under the Company's lease arrangements are primarily fixed. Non-lease components primarily include payments for maintenance and utilities. The Company combines fixed payments for non-lease components with lease payments and account for them together as a single lease component which increases the amount of its lease assets and liabilities.

Certain lease agreements contain variable payments, which are expensed as incurred and not included in the lease assets and liabilities. These amounts include payments affected by the Consumer Price Index and payments for maintenance and utilities.

Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company's incremental borrowing rate, because the interest rate implicit in the Company's leases is not readily determinable. The Company's incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Company's lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities. The Company reassesses the lease term if and when a significant event or change in circumstances occurs. Lease assets also include any prepaid lease payments and lease incentives. Operating lease expense (excluding variable lease costs) is recognized on a straight-line basis over the lease term.

The Company applies the short-term lease recognition exemption for short-term leases, which are leases with a lease term of 12 months or less. Payments associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company did not have any finance lease arrangements for fiscal years 2024, 2023, and 2022.

Business Combinations

The Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. Assumptions used to estimate the fair value of the intangible assets include, but are not limited to, projected revenue growth, projected operating expenses, and technology migration curves. These estimates are inherently uncertain and subject to refinement and, as a result, actual results may differ from estimates.

During the measurement period, which may not be later than one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations.

Intangible Assets

The Company acquires intangible assets separately or in connection with business combinations. Intangible assets are measured at cost initially. Intangible assets with finite lives are amortized over their estimated useful life using the straight-line method. The amortization expense on intangible assets is recognized in the Consolidated Statements of Operations in the expense category consistent with the function of the intangible asset.

The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	5 - 12 years
Customer relationships	5 - 10 years
Acquired developed technology	4 - 7 years

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. When the projected undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, the assets are adjusted to their estimated fair value and an impairment loss is recorded as a component of operating income (expense).

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred over the identifiable assets acquired and liabilities assumed.

Goodwill is tested for impairment at least annually during the fourth quarter of the Company's fiscal year and more often if and when circumstances indicate that the carrying value may be impaired. The Company's reporting unit is at the operating segment level. The Company performs its goodwill impairment test at the level of its operating segment, as there are no levels below the operating segment level for which discrete financial information is prepared and regularly reviewed by the Company's CODMs. A qualitative assessment is performed to determine whether it is more likely than not that the fair value of its operating segment is less than it's carrying amount. If the operating segment does not pass the qualitative assessment, the carrying amount of the operating segment, including goodwill, is compared to fair value and goodwill is considered impaired if the carrying value exceeds its fair value. Any excess is recognized as an impairment loss in current period earnings.

Stock-based Compensation

The Company recognizes compensation expense related to all stock-based awards, including restricted stock units ("RSU"), and restricted stock awards ("RSA") issued to the Company's employees in exchange for their service, based on the estimated fair value of the awards on the grant date. The fair value of each RSU or RSA is based on the fair value of the Company's Class A Common Stock on the date of grant.

The Company recognizes costs related to stock-based awards, net of estimated forfeitures, over the awards' requisite service period on a straight-line basis, which is generally four years. The Company estimates forfeitures based on historical experience. The respective expenses are recognized as employee benefits and classified in the Consolidated Statements of Operations according to the activities that the employees perform.

Defined Contribution Plan

The Company offers various defined contribution plans for our U.S. and non-U.S. employees. The Company matches a portion of employee contributions each pay period, subject to maximum aggregate matching amounts, or contributes based on local legislative rates for eligible employees. Total defined contribution plan expense was $96.3 million, $78.2 million, and $58.7 million for fiscal years 2024, 2023, and 2022, respectively.

Advertising Costs

Advertising costs are expensed as incurred as a component of marketing and sales expense in the Consolidated Statements of Operations. Advertising expense was $100.2 million, $89.5 million and $90.3 million for fiscal years 2024, 2023, and 2022, respectively.

Research and Development

Research and development costs are expensed as incurred and consists of the employee, software, and hardware costs incurred for the development of new products, enhancements and updates of existing products and quality assurance activities. The costs incurred for the development of the Company's cloud-based platform and internal use software are evaluated for capitalization during the development phase. Capitalized software development costs on the Company's Consolidated Balance Sheet were not material for the periods presented.

Concentration of Credit Risk and Significant Customers

Financial instruments potentially exposing the Company to credit risk consist primarily of cash, cash equivalents, accounts receivable, derivative contracts and investments. The Company holds cash at financial institutions that management believes are high credit, quality financial institutions and invests in investment grade securities rated A- and above and debt securities. The Company's derivative contracts expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the arrangement. The Company enters into master netting agreements with select financial institutions to reduce its credit risk and trades with several counterparties to reduce its concentration risk with any single counterparty. The Company does not have significant exposure to counterparty credit risk at this time. In addition, the Company does not require nor is required to post collateral of any kind related to any foreign currency derivatives.

Credit risk arising from accounts receivable is mitigated to a certain extent due to our large number of customers and their dispersion across various industries and geographies. The Company's customer base is highly diversified, thereby limiting credit risk. The Company manages credit risk with customers by closely monitoring its receivables and contract assets. The Company continuously monitors outstanding receivables locally to assess whether there is objective evidence that outstanding accounts receivables and contract assets are credit-impaired. As of June 30, 2024 and June 30, 2023, no customer represented more than 10% of the total accounts receivable balance. For fiscal years ended June 30, 2024, 2023, and 2022, no customer represented more than 10% of the total revenues.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities represent temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding tax basis used in the computation of taxable income. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The Company recognizes the effect on deferred tax assets and liabilities of a change in tax rates within the provision for income taxes as expense and income in the period that includes the enactment date. The Company accounts for the tax impact of including Global Intangible Low-Taxed Income in U.S. taxable income as a period cost. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized.

Changes in deferred tax assets or liabilities are recognized as a component of benefit from (provision for) income taxes in the Consolidated Statements of Operations, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively. Where deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Deferred tax assets are regularly evaluated for future realization and reduced by a valuation allowance to an amount for which realization is more likely than not. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies, carry back potential if permitted under the tax law, and results of recent operations. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the amount of future taxable income, together with future tax-planning strategies. Assumptions about the generation of future taxable income depend on management's estimates of future cash flows, future business expectations, capital expenditures, dividends, and other capital management transactions. Management judgment is also required in relation to the application of income tax legislation, which involves complexity and an element of uncertainty. In the event there is a change in the Company's assessment of its ability to recover deferred tax assets, the income tax provision would be adjusted accordingly, resulting in a corresponding adjustment to the Consolidated Statements of Operations.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification Topic 740 *Income Taxes* ("ASC 740"), Income Taxes. ASC 740 specifies a two-step process in which (1) the Company determines whether it's more likely than not that tax positions will be sustained on the basis of the technical merits of the position, and (2) for those positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority. The Company considers many factors when evaluating uncertain tax positions, which involve significant judgement and may require periodic reassessment. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. For details of taxation, please refer to Note 17, "*Income Taxes.*"

New Accounting Standards Not Yet Adopted in Fiscal Year 2024

In June 2022, the FASB issued Accounting Standards Update ("ASU") No. 2022-03 *"Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restriction."* This ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This amendment also requires public entities to add certain disclosures for equity securities subject to contractual sale restrictions. This ASU is effective for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of the new guidance and does not expect it to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures."* This ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. This ASU is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted and requires retrospective application to all prior periods. The Company is currently evaluating the impact of the new guidance and does not expect it to have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09 *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures."* This ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the new guidance and does not expect it to have a material impact on its consolidated financial statements.

3. Fair Value Measurements

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2024, by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Total
Assets measured at fair value			
Cash and cash equivalents:			
Money market funds	$ 1,563,234	$ —	$ 1,563,234
Marketable securities:			
U.S. treasury securities	—	52,517	52,517
Agency securities	—	3,199	3,199
Certificates of deposit and time deposits	—	10,000	10,000
Commercial paper	—	20,010	20,010
Corporate debt securities	—	76,247	76,247
Derivative financial instruments	—	9,292	9,292
Total assets measured at fair value	$ 1,563,234	$ 171,265	$ 1,734,499
Liabilities measured at fair value			
Derivative financial instruments	$ —	$ 1,701	$ 1,701
Total liabilities measured at fair value	$ —	$ 1,701	$ 1,701

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2023, by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Total
Assets measured at fair value			
Cash and cash equivalents:			
Money market funds	$ 1,338,509	$ —	$ 1,338,509
Marketable securities:			
Certificates of deposit and time deposits	—	10,000	10,000
Derivative financial instruments	—	64,210	64,210
Strategic investments:			
Publicly traded equity securities	19,365	—	19,365
Total assets measured at fair value	$ 1,357,874	$ 74,210	$ 1,432,084
Liabilities measured at fair value			
Derivative financial instruments	$ —	$ 10,114	$ 10,114
Total liabilities measured at fair value	$ —	$ 10,114	$ 10,114

Due to the short-term nature of accounts receivables, net, contract assets, accounts payable, accrued expenses, and other current liabilities, their carrying amount is assumed to approximate their fair value.

Determination of Fair Value

The Company uses quoted prices in active markets for identical assets to determine the fair value of the Company's Level 1 investments. The fair value of the Company's Level 2 investments is determined based on quoted market prices or alternative market observable inputs.

Strategic Investments Measured and Recorded at Fair Value on a Non-Recurring Basis

The Company's investments in privately held companies are not included in the tables above and are discussed in Note 4, "Investments." The carrying value of the Company's privately held equity securities are adjusted on a non-recurring basis upon observable price changes in orderly transactions for identical or similar investments of the same issuer, or impairment (referred to as the measurement alternative). Privately held equity securities that have been remeasured during the period based on observable price changes in orderly transactions are classified within Level 2 or Level 3 in the fair value hierarchy because the Company estimates the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights and preferences of the investments, and obligations of the securities the Company holds. The fair value of privately held equity securities that have been remeasured due to impairment are classified within Level 3. The Company's privately held debt and equity securities amounted to $148.7 million and $140.1 million as of June 30, 2024 and June 30, 2023, respectively.

4. Investments

Marketable Securities

The Company's investments of marketable securities as of June 30, 2024, consisted of the following (in thousands):

	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value
Marketable securities							
U.S. treasury securities	$	52,570	$	30	$	(83)	$	52,517
Agency securities		3,194		5		—		3,199
Certificates of deposit and time deposits		10,000		—		—		10,000
Commercial paper		20,010		—		—		20,010
Corporate debt securities		76,386		7		(146)		76,247
Total marketable securities	$	162,160	$	42	$	(229)	$	161,973

The Company's investments of marketable securities as of June 30, 2023, consisted of the following (in thousands):

	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value
Certificates of deposit and time deposits	$	10,000		—		—	$	10,000
Total marketable securities	$	10,000	$	—	$	—	$	10,000

The table below summarizes the Company's marketable securities by remaining contractual maturity based on their effective maturity dates (in thousands):

	June 30, 2024		June 30, 2023	
Due in one year or less	$	101,543	$	10,000
Due in one year through five years		60,430		—
Total marketable debt investments	$	161,973	$	10,000

The Company regularly reviews the changes to the rating of its marketable securities by rating agencies and monitors the surrounding economic conditions to assess the risk of expected credit losses. As of June 30, 2024, unrealized losses and the related risk of expected credit losses were not material, and as of June 30, 2023, no unrealized losses were recorded.

Strategic Investments

Carrying value of privately held debt securities

The Company's investments of privately held debt securities as of June 30, 2024, consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Privately held debt securities	$ 6,800	$ —	$ (3,350)	$ 3,450

The Company's investments of privately held debt securities as of June 30, 2023, consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Privately held debt securities	$ 8,800	$ —	$ (3,350)	$ 5,450

Carrying value of publicly traded and privately held equity securities

The carrying value is measured as the total initial cost plus the cumulative net gain (loss). Publicly traded equity securities are recorded at fair value and privately held equity securities are measured using the measurement alternative.

The Company did not have any publicly traded equity securities as of June 30, 2024 and the carrying values for privately held equity securities as of June 30, 2024 are summarized below (in thousands):

	Privately held equity securities
Initial total cost	$ 147,752
Cumulative net losses	(2,491)
Carrying value	$ 145,261

Privately held equity securities cumulative net losses were comprised of downward adjustments and impairment of $7.5 million and upward adjustments of $5.0 million as of June 30, 2024.

The carrying values for publicly traded and privately held equity securities as of June 30, 2023 are summarized below (in thousands):

	Publicly traded equity securities	Privately held equity securities	Total
Initial total cost	$ 10,270	$ 135,050	$ 145,320
Cumulative net gains (losses)	9,095	(398)	$ 8,697
Carrying value	$ 19,365	$ 134,652	$ 154,017

Privately held equity securities cumulative net losses were comprised of downward adjustments and impairment of $5.9 million and upward adjustments of $5.5 million as of June 30, 2023. As of June 30, 2023, publicly traded equity securities were classified as prepaid expenses and other current assets on the Company's Consolidated Balance Sheets.

Gains and Losses on Strategic Investments

The components of gains and losses on strategic investments were as follows (in thousands):

	Fiscal Year Ended June 30,		
	2024	2023	2022
Unrealized losses recognized on publicly traded equity securities	$ —	$ (11,437)	$ (79,608)
Unrealized gains recognized on privately held equity securities	2,084	307	6,945
Unrealized losses recognized on privately held equity securities including impairment	(1,628)	(7,642)	—
Unrealized losses on privately held debt securities	(500)	(350)	—
Unrealized losses, net	$ (44)	$ (19,122)	$ (72,663)
Realized gains recognized on publicly traded equity securities	515	—	—
Realized losses recognized on privately held equity securities	(2,546)	—	—
Realized losses on debt securities	—	(285)	—
Losses on strategic investments, net	$ (2,075)	$ (19,407)	$ (72,663)
Unrealized gains (losses) recognized during the reporting period on privately held equity securities still held at the reporting date	$ 456	$ (6,986)	$ 6,945

Unrealized gains recognized on privately held equity securities includes upward adjustments from equity securities accounted for under the measurement alternative while unrealized losses recognized on privately held equity securities includes downward adjustments and impairment.

Realized gains on sales of securities, net reflects the difference between the sale proceeds and the carrying value of the security at the beginning of the period or the purchase date, if later.

Equity Method Investment

On July 20, 2022, the Company completed a non-cash sale of its controlling interest of Vertical First Trust ("VFT") to a third-party buyer. The Company retained a minority equity interest of 13% in the form of ordinary units and has significant influence in VFT. The Company's interest in VFT is accounted for using the equity method in the consolidated financial statements.

As of the date of sale, the Company used a discounted cash flow model to calculate the fair value of its retained equity interest. The fair value of the retained interest was $88.9 million, and is classified as a Level 3 investment in the fair value hierarchy. The inputs to the valuation included observable inputs, including capitalization rate, discount rate, and other management inputs, including the underlying building practical completion date. The maximum exposure to loss related to the Company's investment in VFT equals the Company's capital investment.

The following table sets forth the carrying amounts of the equity method investment and the movements during fiscal years 2023 and 2024 (in thousands):

	Equity Method Investment
Balance as of July 20, 2022	$ 88,853
Effect of change in exchange rates	(3,417)
Balance as of June 30, 2023	85,436
Share of losses	(11,262)
Effect of change in exchange rates	336
Balance as of June 30, 2024	$ 74,510

The carrying amount of the Company's investment in VFT was reported within strategic investments in the Company's Consolidated Balance Sheets.

5. Derivative Contracts

The Company has derivative instruments that are used for hedging activities as discussed below.

The following table sets forth the notional amounts of the Company's hedging derivative instruments as of June 30, 2024 (in thousands):

	Notional Amounts of Derivative Instruments					
	Notional Amount by Term to Maturity			Classification by Notional Amount		
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Forward contracts	$ 837,182	$ 71,701	$ 908,883	$ 651,303	$ 257,580	$ 908,883

In May 2024, the Company settled its then existing interest rate swap contracts prior to their stated termination dates as a result of the repayment of the Term Loan (defined in Note 11, "*Debt.*") and received cash proceeds of $37.7 million from the counterparties. The cash proceeds are reported within net cash provided by operating activities in the Company's Consolidated Statements of Cash Flows in fiscal year 2024.

The following table sets forth the notional amounts of the Company's hedging derivative instruments as of June 30, 2023 (in thousands, except for average interest rate):

	Notional Amounts of Derivative Instruments					
	Notional Amount by Term to Maturity			Classification by Notional Amount		
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Forward contracts	$ 849,811	$ 35,181	$ 884,992	$ 532,059	$ 352,933	$ 884,992
Interest rate swaps:						
Notional amount	$ —	$ 650,000	$ 650,000	$ 650,000	$ —	$ 650,000
Average fixed interest rate		0.81 %	0.81 %	0.81 %		0.81 %

The fair value of the Company's derivative instruments were as follows (in thousands):

	Balance Sheet Location	As of June 30,	
		2024	2023
Derivative assets			
Derivatives designated as hedging instruments:			
Foreign exchange forward contracts	Prepaid expenses and other current assets	$ 8,255	$ 3,177
Foreign exchange forward contracts	Other non-current assets	867	—
Interest rate swaps	Prepaid expenses and other current assets	—	28,926
Interest rate swaps	Other non-current assets	—	28,215
Derivatives not designated as hedging instruments:			
Foreign exchange forward contracts	Prepaid expenses and other current assets	170	3,892
Total derivative assets		$ 9,292	$ 64,210
Derivative liabilities			
Derivatives designated as hedging instruments:			
Foreign exchange forward contracts	Accrued expenses and other current liabilities	$ 1,197	$ 9,657
Foreign exchange forward contracts	Other non-current liabilities	7	209
Derivatives not designated as hedging instruments:			
Foreign exchange forward contracts	Accrued expenses and other current liabilities	497	248
Total derivative liabilities		$ 1,701	$ 10,114

The pre-tax effects of derivatives designated as cash flow hedging instruments on the consolidated financial statements were as follows (in thousands):

	Fiscal Year Ended June 30,		
	2024	2023	2022
Beginning balance of accumulated gains (losses) in accumulated other comprehensive income	$ 48,170	$ 24,502	$ (2,936)
Gross unrealized gains recognized in other comprehensive income	10,826	17,952	11,421
Net losses (gains) reclassified from cash flow hedge in accumulated other comprehensive income into profit or loss:			
Recognized in cost of revenues	1,072	1,831	525
Recognized in research and development	7,718	16,890	10,513
Recognized in marketing and sales	1,264	1,337	220
Recognized in general and administrative	2,320	5,563	1,606
Recognized in interest	(29,946)	(19,905)	3,153
Ending balance of accumulated gains in accumulated other comprehensive income	$ 41,424	$ 48,170	$ 24,502

Amortization of the gains related to early settlement of interest rate swap contracts was $4.2 million for fiscal year 2024.

6. Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	As of June 30,	
	2024	2023
Equipment	$ 11,200	$ 9,298
Computer hardware and software	40,824	29,801
Furniture and fittings	25,172	24,773
Leasehold improvements and other	137,944	123,125
Property and equipment, gross	215,140	186,997
Less: accumulated depreciation and impairment	(128,825)	(105,595)
Property and equipment, net	$ 86,315	$ 81,402

Depreciation expense was $29.0 million, $27.8 million and $19.3 million for fiscal years 2024, 2023, and 2022, respectively.

During fiscal year 2023, the Company recorded an $8.4 million impairment charge for leasehold improvements as a result of our restructuring efforts.

7. Business Combinations

Loom, Inc.

On November 30, 2023, the Company acquired 100% of the outstanding equity of Loom, Inc. ("Loom"), an asynchronous video messaging platform that helps users communicate through instantly shareable videos. The Company believes the acquisition of Loom further elevates the collaboration experience of Atlassian customers. Total purchase price consideration for Loom was approximately $885.6 million and consisted of cash. The Company has included the financial results of Loom in its consolidated financial statements from the date of acquisition, which were not material for the fiscal year 2024. Pro forma results of operations have not been presented for the fiscal year 2024 and 2023 because the effect of the acquisition was not material to our consolidated financial statements.

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition (in thousands):

	Fair Value
Cash and cash equivalents	$ 59,265
Marketable securities	43,494
Intangible assets, net	272,300
Goodwill	544,828
Other assets	3,941
Deferred revenue, current portion	(16,145)
Deferred tax liabilities	(15,668)
Other liabilities	(6,391)
Net assets acquired	$ 885,624

The excess of purchase consideration over the fair value of assets acquired and liabilities assumed was recorded as goodwill. The resulting goodwill is primarily attributed to the assembled workforce and expanded market opportunities, including integrating the Loom product offering with existing Company services to enhance asynchronous collaboration among distributed teams. The goodwill is not deductible in the U.S. for income tax purposes. The fair values assigned to assets acquired and liabilities assumed are preliminary based on management's estimates and assumptions and may be subject to change as additional information is received. The primary areas that remain preliminary relate to the fair values of certain intangible assets acquired, certain tangible assets and liabilities acquired, contingencies as of the acquisition date, income tax, including deferred taxes, and residual goodwill. The Company expects to finalize the valuation not later than one year from the acquisition date.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
Developed technology	$ 230,000	7
Trade name	37,000	8
Other purchased intangible assets	5,300	5

Developed technology represents the estimated fair value of Loom's asynchronous video technology. Trade name represents the estimated fair value of the Loom trade name.

In connection with the transaction, the Company granted $30.2 million worth of replacement awards in the form of RSUs to Loom employees and $54.7 million worth of RSAs to certain key Loom employees. The fair value of the replacement awards and RSAs was based on the stock price of the Company on the grant date. Both the replacement awards and RSAs are subject to future vesting provisions based on service conditions and the related expense is accounted for as stock-based compensation.

Other fiscal year 2024, 2023 and 2022 business combinations

During the fiscal years 2024, 2023 and 2022, the Company also completed certain acquisitions to expand our product and service offerings. These transaction were accounted for as business combinations and were not material to the Company's consolidated financial statements.

8. Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually during the fourth quarter, or when indicators of impairment exist.

Goodwill consisted of the following (in thousands):

		Goodwill
Balance as of June 30, 2022	$	722,838
Additions		3,300
Effect of change in exchange rates		1,073
Balance as of June 30, 2023		727,211
Additions		561,372
Effect of change in exchange rates		173
Balance as of June 30, 2024	$	1,288,756

Intangible Assets

Intangible assets consisted of the following (in thousands):

	As of June 30,				Weighted-Average Remaining Useful Lives (Years)
		2024		2023	
Acquired developed technology	$	469,752	$	235,818	6
Patents, trade names, and other rights		70,928		33,393	7
Customer relationships		135,687		129,502	4
Intangible assets, gross		676,367		398,713	
Less: accumulated amortization		(377,310)		(329,641)	
Intangible assets, net	$	299,057	$	69,072	

Amortization expense for intangible assets was approximately $49.7 million, $33.1 million and $32.4 million for fiscal years 2024, 2023, and 2022, respectively.

The following table presents the estimated future amortization expense related to intangible assets held as of June 30, 2024 (in thousands):

Fiscal Years:		
2025	$	55,243
2026		52,705
2027		47,536
2028		45,309
2029		40,076
Thereafter		58,188
Total future amortization expense	$	299,057

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	As of June 30,			
		2024		2023
Accrued expenses	$	149,046	$	107,479
Employee benefits		332,518		191,801
Tax liabilities		55,203		88,748
Customer deposits		19,279		11,784
Other payables		21,313		23,319
Total accrued expenses and other current liabilities	$	577,359	$	423,131

10. Leases

The Company rents office space and equipment under non-cancelable operating leases with various expiration dates through fiscal year 2034. Certain lease agreements include varying terms, escalation clauses and renewal rights. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. The Company's lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs and other information related to leases were as follows (in thousands):

	Fiscal Year Ended June 30,					
	2024		2023		2022	
Operating lease costs	$	41,426	$	50,134	$	49,647
Variable lease costs		11,908		13,094		12,077
Total lease costs	$	53,334	$	63,228	$	61,724
Weighted average remaining lease term (in years)		6		7		8
Weighted average discount rate		2.9 %		2.5 %		2.4 %

Supplemental cash flow information related to operating leases were as follows (in thousands):

	Fiscal Year Ended June 30,					
	2024		2023		2022	
Cash payments for operating leases	$	49,803	$	41,493	$	49,142
Right-of-use assets obtained in exchange for new operating lease liabilities	$	23,265	$	3,580	$	105,961

Future lease payments under non-cancelable operating leases with initial lease terms in excess of one year included in the Company's lease liabilities as of June 30, 2024 were as follows (in thousands):

Fiscal years:	Operating Lease Payments	
2025	$	55,735
2026		50,502
2027		49,489
2028		38,875
2029		38,436
Thereafter		53,285
Total future operating lease payments		286,322
Less: imputed interest		(22,895)
Total lease liability balance	$	263,427

During fiscal year 2023, in addition to operating lease costs disclosed above, the Company recorded an impairment charge of $52.7 million in aggregate for operating lease right-of-use assets as part of our lease consolidation efforts.

The Company entered into an Agreement for Lease (the "AFL") for the Company's new global headquarters in Sydney, Australia (the "Australian HQ Property") in March 2022. Following completion of the development of the Australian HQ Property, the AFL requires the Company to enter into a lease agreement for the planned headquarters office space. The lease is expected to commence in fiscal year 2027 and will continue for fifteen years, with the Company's option to extend the term for up to two additional ten-year periods. Future lease payments are approximately $925.8 million as of June 30, 2024, for the initial term of fifteen years. Please refer to Note 4, "*Investments,*" for details of the transaction.

In addition, the Company entered into other operating leases, primarily for offices, that have not yet commenced with future lease payments of approximately $39.0 million as of June 30, 2024. These operating leases are expected to commence in fiscal year 2025 with lease terms of four to five years.

11. Debt

Credit Facility

In October 2020, the Company's principal U.S. operating subsidiary, Atlassian US, Inc., entered into a credit agreement (the "2020 Credit Agreement") establishing a $1 billion senior unsecured delayed-draw term loan facility (the "Term Loan Facility") and a $500.0 million senior unsecured revolving credit facility (the "Revolving Credit Facility," and together with the Term Loan Facility, the "2020 Credit Facility"). The Company used the net proceeds of the 2020 Credit Facility for general corporate purposes, including repayment of the then existing indebtedness. The 2020 Credit Facility bore interest, at the Company's option, at a base rate plus a margin up to 0.50% or the Secured Overnight Financing Rate, plus a credit spread adjustment of 0.10% plus a spread of 0.875% to 1.50%, in each case with such margin being determined by the Company's consolidated leverage ratio. The Revolving Credit Facility could have been borrowed, repaid, and re-borrowed until its maturity, and the Company had the option to request an increase of $250 million in certain circumstances.

The 2020 Credit Facility would have matured in October 2025 and the Company could prepay the 2020 Credit Facility at its discretion without penalty. Commencing on October 31, 2023, the Company was obligated to repay the outstanding principal amount of the Term Loan Facility in installments on a quarterly basis in an amount equal to 1.25% of the Term Loan Facility borrowing amount until the maturity of the Term Loan Facility.

The Company was also obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate ranging from 0.075% to 0.20%, determined by the Company's consolidated leverage ratio.

The 2020 Credit Facility required compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants included a maximum consolidated leverage ratio of 3.5x, which ratio would increase to 4.5x during the period of four fiscal quarters immediately following a material acquisition. As of June 30, 2024, the Company was in compliance with all related covenants.

In May 2024, the Company repaid in full the Term Loan Facility. There were no outstanding borrowings under the Credit Facility as of June 30, 2024. In August 2024, the 2020 Credit Facility was amended and restated to eliminate the Term Loan Facility and provide for a $750 million senior unsecured revolving credit facility. Please refer to Note 18, "*Subsequent Events,*" for details of the transaction.

The Notes

On May 15, 2024, the Company issued $500.0 million aggregate principal amount of 5.250% senior notes due 2029 (the "2029 Notes") and $500.0 million aggregate principal amount of 5.500% senior notes due 2034 (the "2034 Notes," and together with the 2029 Notes, the "Notes"). The Notes will mature on May 15, 2029 and May 15, 2034 respectively. The 2029 Notes bear interest at a rate of 5.250% per year. The 2034 Notes bear interest at a rate of 5.500% per year. Interest on the Notes is paid semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2024.

The Notes are senior unsecured obligations of the Company. The Company may redeem either series of the Notes, in whole or in part, at any time or from time to time at the applicable redemption price. Upon the occurrence of a change of control event, the Company will be required to make an offer to repurchase all outstanding notes from their holders at a price equal to 101% of their principal amount thereof, plus accrued and unpaid interest to, but not including, the date of repurchase. The indenture governing the Notes also includes covenants (including certain limited covenants restricting our ability to incur certain liens and enter into certain sale and leaseback transactions), events of default, and other customary provisions. As of June 30, 2024, the Company was in compliance with all covenants associated with the Notes.

The Company incurred debt discount and issuance costs of approximately $14.3 million in connection with the Notes offering, which were allocated on a pro rata basis to the 2029 Notes and 2034 Notes. The debt discount and issuance costs are amortized on an effective interest rate method to interest expense over the contractual term of the Notes. The proceeds from this offering, net of debt discounts and issuance costs, was $985.7 million. The net proceeds were used primarily to repay the Term Loan Facility.

The carrying values of the Notes were as follows (in thousands):

Instrument	Expected Remaining Term (years)	Effective Interest Rate	June 30, 2024
5.250% 2029 Notes	4.9	5.55 %	$ 500,000
5.500% 2034 Notes	9.9	5.71 %	500,000
Unamortized debt discount and issuance costs			(14,089)
Debt, net of current portion		$	985,911

As of June 30, 2024, the total estimated fair value of the Notes was $1.0 billion. The estimated fair values of the Notes, which the Company deems Level 2 financial instruments, were determined based on quoted bid prices in an over-the-counter market on the last trading day of the reporting period.

12. Commitments and Contingencies

Noncancellable Purchase Obligations

The Company has contractual commitments for services with third-parties related to its cloud services platform and other infrastructure services. These commitments are non-cancellable and expire within one to four years. There were no material contractual commitments that were entered into during fiscal year 2024 that were outside the ordinary course of business.

The following table sets forth contractual commitments as of June 30, 2024 and 2023 (in thousands):

	Fiscal Year Ended June 30,	
	2024	2023
Contractual purchase obligations	$ 1,415,724	$ 1,788,740
Obligations for leases that have not yet commenced	964,825	919,333
Total purchase obligation	$ 2,380,549	$ 2,708,073

Maturities of purchase obligations as of June 30, 2024 were as follows (in thousands):

Fiscal Years:	Other contractual commitments	Leases not commenced	Total
2025	$ 462,187	$ 1,116	$ 463,303
2026	378,631	5,641	384,272
2027	434,406	36,518	470,924
2028	140,500	58,125	198,625
2029	—	60,295	60,295
Thereafter	—	803,130	803,130
Total commitments	$ 1,415,724	$ 964,825	$ 2,380,549

Please refer to Note 10, "*Leases*," for discussion of lease commitments that the Company has entered but the leases have not yet commenced.

Legal Proceedings

On February 3, 2023, a putative securities class action (the "Putative Class Action") was filed in the U.S. District Court for the Northern District of California, captioned *City of Hollywood Firefighters' Pension Fund vs. Atlassian Corporation*, Case No. 3:23-cv-00519, naming the Company and certain of its officers as defendants. The lawsuit is purportedly brought on behalf of purchasers of the Company's securities between August 5, 2022 and November 3, 2022 (the "Class Period"). The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 promulgated thereunder, based on allegedly false and misleading statements about the Company's business and prospects during the Class Period. The lawsuit seeks unspecified damages. On January 22, 2024, the court granted the defendants' motion to dismiss plaintiffs' complaint with leave to amend. Plaintiffs filed a second amended complaint on March 1, 2024 and the defendants filed a motion to dismiss on April 19, 2024. On August 13, 2024, the court issued a ruling granting the defendants' motion to dismiss plaintiffs' second amended complaint, and providing the plaintiffs until September 3, 2024 to file a third amended complaint.

In March, April and August 2023, three stockholder derivative lawsuits were filed in the U.S. District Court for the District of Delaware against the members of the Company's board of directors and certain of its officers, captioned *Silva v. Cannon-Brookes*, Case No. 1:23-cv-00283; *Keane v. Cannon-Brookes*, Case No. 1:23-cv-00399; and *Azzawi v. Cannon-Brookes*, Case No. 1:23-cv-00884. The Company is named as a nominal defendant. These stockholder derivative lawsuits are based largely on the same allegations as the Putative Class Action, including allegations relating to the Company's disclosures during the Class Period as well as, in certain instances, alleged insider trading. The lawsuits purport to assert claims for, among other things, breach of fiduciary duty, corporate waste, unjust enrichment, and violations of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The complaints seek unspecified damages and other relief purportedly on the Company's behalf. In May and August 2023, the Court consolidated the Silva, Keane, and Azzawi actions into *In re Atlassian Corporation Stockholder Derivative Litigation*, Case No. 1:23-cv-00283-GBW (the "Consolidated Action"), and stayed the Consolidated Action pending resolution of any motion(s) to dismiss in the Putative Class Action.

On September 6, 2023, a stockholder derivative lawsuit was filed in the U.S. District Court for the Northern District of California against the members of the Company's board of directors and certain of its officers, captioned Capistrano v. Cannon-Brookes, Case No. 4:23-cv-04584 (the "Capistrano Action"). The Company is named as a nominal defendant. The complaint is based largely on the same allegations as the Putative Class Action and the Consolidated Action, including allegations relating to the Company's disclosures during the Class Period as well as, in certain instances, alleged insider trading. The lawsuits purport to assert claims for, among other things, breach of fiduciary duty, corporate waste, unjust enrichment, and violations of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The complaints seek unspecified damages and other relief purportedly on the Company's behalf. On October 31, 2023, the Court stayed the Capistrano Action pending resolution of any motion(s) to dismiss in the Putative Class Action.

The defendants have denied and intend to continue to deny the allegations of wrongdoing and vigorously defend against the claims in each of the Putative Class Action, the Consolidated Action, and the Capistrano Action.

In addition to the matters discussed above, from time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. While the Company does not believe the ultimate resolutions of these other pending legal matters not described above are likely to have a material adverse effect on the Company's financial position, the results of any litigation or other legal proceedings are uncertain and as such the resolution of such legal proceedings, either individually or in the aggregate, could have a material adverse effect on its business, results of operations, financial condition or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when it can reasonably estimate the amount of the loss or range of loss. For the periods presented, the Company has not recorded any liabilities as a result of the litigation or other legal proceedings in its consolidated financial statements.

Indemnification Provisions

The Company's agreements include provisions indemnifying customers against intellectual property and other third-party claims. In addition, the Company has entered into indemnification agreements with its directors, executive officers and certain other officers that will require the Company to, among other things, indemnify these individuals for certain liabilities that may arise as a result of their affiliation with the Company. For the periods presented, the Company has not incurred any costs as a result of such indemnification obligations and has not recorded any liabilities related to such obligations in the consolidated financial statements.

13. Revenue

Remaining Performance Obligations

Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to the remaining performance obligations is influenced by several factors, including the timing of renewals, the timing of delivery of software licenses, average contract terms, and foreign currency exchange rates. Unbilled portions of the remaining performance obligations are subject to future economic risks including bankruptcies, regulatory changes and other market factors.

As of June 30, 2024, approximately $2.4 billion of revenue is expected to be recognized from transaction price allocated to remaining performance obligations. The Company expects to recognize revenue on approximately 79% of these remaining performance obligations over the next 12 months with the balance recognized thereafter.

Disaggregated Revenue

The Company's revenues by geographic region based on end-users who purchased the Company's products or services are as follows (in thousands):

		Fiscal Year Ended June 30,				
		2024		**2023**		**2022**
Americas						
United States	$	1,847,194	$	1,537,328	$	1,230,801
Other Americas		278,240		227,838		178,067
Total Americas		2,125,434		1,765,166		1,408,868
EMEA						
Germany		442,063		330,046		249,227
Other EMEA		1,308,847		1,036,693		828,111
Total EMEA		1,750,910		1,366,739		1,077,338
Asia Pacific		482,259		402,742		316,676
Total revenues	$	4,358,603	$	3,534,647	$	2,802,882

The Company provides different deployment options for its product offerings. Cloud offerings provide customers the right to use the Company's software in a cloud-based infrastructure that the Company provides. Data Center offerings are on-premises term license agreements for the Company's Data Center products, which are software licensed for a specified period, and include support and maintenance services that are bundled with the license for the term of the license period. Marketplace and other offerings mainly include fees received for sales of third-party apps in the Atlassian Marketplace and services like premier support, advisory services and training services. Premier support consists of subscription-based arrangements for a higher level of support across different deployment options, and revenues from this offering are included in Subscription revenues within the Company's Consolidated Statements of Operations.

The revenues from Server offerings consists of revenue from maintenance services since the Company no longer sells perpetual licenses for its Server offerings. The Company generally ended maintenance and support for these Server offerings in February 2024.

The Company's revenues by deployment options are as follows (in thousands):

		Fiscal Year Ended June 30,				
		2024		**2023**		**2022**
Cloud	$	2,698,899	$	2,085,498	$	1,515,424
Data Center		1,208,498		819,251		560,319
Server		177,645		400,519		525,028
Marketplace and other		273,561		229,379		202,111
Total revenues	$	4,358,603	$	3,534,647	$	2,802,882

Deferred Revenue

The Company records deferred revenues when cash payments are received or due in advance of the Company satisfying its performance obligations, including amounts which are refundable. The changes in the deferred revenue are as follows (in thousands):

	Fiscal Year Ended June 30,	
	2024	2023
Balance, beginning of period	$ 1,545,479	$ 1,182,680
Additions	4,927,860	3,897,446
Revenue	(4,358,603)	(3,534,647)
Balance, end of period	$ 2,114,736	$ 1,545,479

For fiscal years 2024 and 2023, approximately 31% and 30% of revenue recognized was from the deferred revenue balances at the beginning of each fiscal year, respectively.

Deferred Contract Acquisition Costs

The changes in the balances of deferred contract acquisition costs are as follows (in thousands):

	Fiscal Year Ended June 30,	
	2024	2023
Balance, beginning of period	$ 53,604	$ 27,141
Additions	51,326	40,060
Amortization expense	(25,219)	(13,597)
Balance, end of period	$ 79,711	$ 53,604
Deferred contract acquisition costs included in:		
Prepaid expenses and other current assets	$ 29,170	$ 18,027
Other non-current assets	50,541	35,577
Total	$ 79,711	$ 53,604

The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

14. Geographic Information

The Company's long-lived assets by geographic regions are as follows (in thousands):

	As of June 30,	
	2024	2023
United States	$ 189,468	$ 213,567
Australia	47,082	37,891
All other countries	22,234	14,139
Total long-lived assets	$ 258,784	$ 265,597

Long-lived assets for this purpose consist of property and equipment and operating lease right-of-use assets.

15. Stockholders' Equity

Common Stock

As discussed in Note 1, *"Description of Business,"* the Company completed the U.S. Domestication after the close of market trading on September 30, 2022. At that time all issued and outstanding ordinary shares of Atlassian Corporation Plc were exchanged on a one-for-one basis for newly issued shares of corresponding common stock of Atlassian Corporation, and all issued and outstanding equity awards of Atlassian Corporation Plc were assumed by

Atlassian Corporation and were converted into rights to acquire Atlassian Corporation shares of Class A Common Stock on the same terms.

As of June 30, 2024, the Company's common stock consists of Class A Common Stock and Class B Common Stock, each of which has a par value of $0.00001. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock in the following circumstances: (1) upon the written consent of the holders of at least 66.66% of the total number of outstanding shares of Class B Common Stock; (2) if the aggregate number of shares of Class B Common Stock then outstanding comprises less than ten percent (10%) of the total number of shares of Class A Common Stock and Class B Common Stock then outstanding; and (3) upon any transfer to a person that is not a permitted transferee described in the Company's amended and restated certificate of incorporation.

Any dividend declared by the Company must be paid on the Class A Common Stock and the Class B Common Stock pari passu as if they were all stock of the same class. Additionally, upon the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably on a per share basis all assets of the Company available for distribution to its stockholders, unless disparate or different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

Each share of Class A Common Stock is entitled to one vote. Each share of Class B Common Stock is entitled to 10 votes.

Preferred Stock

The Company's board of directors has the authority to issue up to 10 million shares of preferred stock in one or more series. The Company's board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, the right to elect directors to and increase or decrease the number of shares of any series. As of June 30, 2024 and 2023, no shares of preferred stock were outstanding.

Stock-based Compensation

Upon the completion of the U.S. Domestication, the Company assumed the following plans: the Atlassian Corporation Plc 2015 Share Incentive Plan (as amended, the "2015 Plan"); and the 2015 Employee Share Purchase Plan (as amended, the "ESPP" and, together with the 2015 Plan, the "Incentive Plans"). In connection with its assumption of the Incentive Plans, the Company amended and restated the 2015 Plan as the Atlassian Corporation Amended and Restated 2015 Share Incentive Plan, and the ESPP as the Atlassian Corporation Amended and Restated 2015 Employee Share Purchase Plan, in each case to reflect the assumption and changes in applicable law and to provide that the securities to be issuable in connection with equity awards will be shares of the Company's Class A Common Stock instead of Atlassian Corporation Plc Class A ordinary shares.

In addition, Atlassian Corporation assumed each RSU award covering Atlassian Corporation Plc Class A ordinary shares that was outstanding under an equity incentive plan and amended such RSU award to reflect the assumption by Atlassian Corporation and to provide for the securities issuable in connection with the exercise or settlement of the award to be shares of Atlassian Corporation's Class A Common Stock.

At June 30, 2024, the Company had 30,425,646 shares of its common stock available for future issuance under the 2015 Plan. The Company currently does not have common stock outstanding or open offering periods under the ESPP.

RSU grants generally vest over four years with 25% vesting on the one year anniversary of the date of grant and 1/12th of the remaining RSUs vest over the remaining three years, on a quarterly basis thereafter. Effective from April 2021 for existing employees and September 2023 for new employees, new RSU grants generally vest evenly over four years on a quarterly basis.

A summary of RSU activity for fiscal year 2024 is as follows (in thousands except share and per share data):

	Number of Shares	Weighted Average Grant Date Fair Value		Aggregate Intrinsic Value	
Balance as of June 30, 2023	9,562,918	$	235.16	$	1,604,753
Granted	9,809,695		199.66		—
Vested	(4,994,610)		223.40	$	950,263
Forfeited or cancelled	(1,681,039)		229.31		—
Balance as of June 30, 2024	12,696,964	$	213.13	$	2,245,839

The weighted-average grant date fair value of RSUs granted in fiscal years 2023 and 2022 was $221.87 and $332.43, respectively. The total intrinsic value of the RSUs vested in fiscal years 2023 and 2022 was 617.0 million and 925.8 million, respectively. The income tax benefit recognized related to awards vested in fiscal years 2024, 2023 and 2022 was $218.7 million, $156.5 million, and $242.8 million, respectively. As of June 30, 2024, total compensation cost not yet recognized in the consolidated financial statements related to employee and director RSU awards was $2.1 billion, which is expected to be recognized over a weighted-average period of 1.8 years.

During fiscal year 2024, the Company granted RSAs for 301,751 shares of Class A Common Stock. During fiscal year 2023, the Company did not grant any RSAs. As of June 30, 2024 and 2023, there were RSAs for 156,856 and 6,131 shares of Class A Common Stock outstanding, respectively. These outstanding RSAs are subject to forfeiture or repurchase at the original exercise price during the repurchase period following employee termination, as applicable. The total aggregate intrinsic value of outstanding RSAs were $27.7 million and $1.0 million as of June 30, 2024 and 2023, respectively.

Of the total stock-based compensation expense, costs recognized for awards granted to non-employees were immaterial for all periods presented.

Share Repurchase Program

In January 2023, the Board of Directors authorized a program to repurchase up to $1.0 billion of the Company's outstanding Class A Common Stock (the "Share Repurchase Program"). The Share Repurchase Program does not have a fixed expiration date, may be suspended or discontinued at any time, and does not obligate the Company to repurchase any specific dollar amount or to acquire any specific number of shares. The Company may repurchase shares of Class A Common Stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions. The timing, manner, price, and amount of any repurchases will be determined by the Company at its discretion and will depend on a variety of factors, including business, economic and market conditions, prevailing stock prices, corporate and regulatory requirements, and other considerations.

During fiscal year 2024, the Company repurchased and subsequently retired approximately 2.2 million shares of its Class A Common Stock for approximately $394.0 million at an average price per share of $182.32. All repurchases were made in open market transactions. As of June 30, 2024, the Company was authorized to purchase a remaining $451.8 million of its Class A Common Stock under the Share Repurchase Program.

16. Net Loss Per Share

The Company computes net loss per share of Class A and Class B Common Stock using the two-class method. As the liquidation and dividend rights for both Class A and Class B Common Stock are identical, the net loss is allocated on a proportionate basis to the weighted-average number of shares of common stock outstanding for the period. Basic net loss per share attributable to Class A and Class B stockholders is computed by dividing the net loss by the weighted-average number of Class A and Class B Common Stock outstanding during the period.

For the calculation of diluted net loss per share, net loss for basic EPS is adjusted by the effect of dilutive securities, including awards under the Company's equity compensation plans. The dilutive potential shares of common stock are computed using the treasury stock method or the as-if converted method, as applicable. Since the Company is in a loss position for all periods reported, basic and diluted net loss per share are the same for all periods as the inclusion of potential dilutive shares would have been anti-dilutive.

The following tables present the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Fiscal Year Ended June 30,					
	2024		**2023**		**2022**	
	Class A	**Class B**	**Class A**	**Class B**	**Class A**	**Class B**
Numerator:						
Net Loss	$ (181,587)	$ (118,932)	$ (283,907)	$ (202,854)	$ (290,290)	$ (229,220)
Denominator:						
Weighted-average shares outstanding, basic and diluted	156,580	102,553	149,493	106,814	141,545	111,767
Net loss per share, basic and diluted	$ (1.16)	$ (1.16)	$ (1.90)	$ (1.90)	$ (2.05)	$ (2.05)

The potential weighted average dilutive securities that were not included in the dilutive earnings per share calculation because the effect would be anti-dilutive are as follows (shares in thousands):

	Fiscal Year Ended June 30,		
	2024	**2023**	**2022**
Class A Common Stock options	—	—	1
Class A Common Stock RSU awards	8,320	7,426	3,736
Class A Common Stock restricted stock awards	23	17	82
Total potentially dilutive securities	8,343	7,443	3,819

17. Income Taxes

The components of loss before provision for income taxes by U.S. and foreign jurisdictions consist of the following (in thousands):

	Fiscal Year Ended June 30,		
	2024	**2023**	**2022**
Domestic	$ (139,687)	$ (25,250)	$ (480,982)
Foreign	54,280	(285,886)	10,044
Total	$ (85,407)	$ (311,136)	$ (470,938)

The provision for income taxes consists of the following (in thousands):

	Fiscal Year Ended June 30,		
	2024	**2023**	**2022**
Current:			
Federal	$ 2,134	$ 4,327	$ 280
State	3,969	1,045	570
Foreign	209,002	162,072	51,040
Total	215,105	167,444	51,890
Deferred:			
Federal	(14,030)	1,467	(44)
State	3,680	(1,066)	(1,641)
Foreign	10,357	7,780	(1,633)
Total	7	8,181	(3,318)
Total provision for income taxes	$ 215,112	$ 175,625	$ 48,572

The effective income tax rate differs from the federal statutory income tax rate applied to the loss before income taxes due to the following (in thousands):

		Fiscal Year Ended June 30,		
	2024		2023	2022
Tax at federal statutory rate	$ (17,935)	$ (65,339)	$ (98,897)
State, net of the federal benefit	16,362	13,042	13,363
Effects of non-U.S. operations	(14,575)	15,163	(6,879)
Tax credits	(151,912)	(99,398)	(107,956)
Stock-based compensation	123,719	80,471	(41,692)
Non-deductible executive compensation	6,721	6,022	13,580
Non-deductible charges relating to the exchangeable senior notes	—	—	89,188
Australian R&D deductions forgone in lieu of R&D credit	29,502	30,303	32,661
Foreign taxes	(131)	2,457	4,491
Basis difference in investments	14,615	(43,564)	(36,853)
Change in reserves	32,505	132,528	14,179
Change in valuation allowance	174,994	98,613	172,033
Other	1,247	5,327	1,354
Provision for income taxes	$ 215,112	$ 175,625	$ 48,572
Effective Tax Rate (%)	(252)%	(56)%	(10)%

Significant components of the Company's deferred tax assets and deferred tax liabilities are shown below (in thousands). Where necessary, a valuation allowance has been recognized to offset our deferred tax assets by the amount of any tax benefits that are not expected to be realized.

98

	As of June 30,	
	2024	**2023**
Deferred tax assets:		
Property and equipment	$ 7,748	$ 5,528
Net operating loss carryforwards	779,554	857,944
Credit carryforwards	252,444	183,520
Operating lease liabilities	62,300	64,774
Basis differences in investments	1,811,999	1,690,440
Provisions, accruals and prepayments	58,820	36,255
Deferred revenue	306,629	208,541
Capitalized research and development	81,503	28,330
Other, net	717	(1,973)
Total deferred tax assets	3,361,714	3,073,359
Less valuation allowance	(3,268,643)	(3,019,080)
Total deferred tax assets, net of valuation allowance	93,071	54,279
Deferred tax liabilities:		
Unrealized foreign currency exchange losses	2,705	3,087
Unrealized investment gains	1,007	11,684
Operating right of use assets	47,825	48,119
Stock-based compensation	5,526	(7,246)
Intangible assets	52,461	(641)
Total deferred tax liabilities	109,524	55,003
Net deferred tax liabilities	$ (16,453)	$ (724)

The Company recorded a valuation allowance of $3.3 billion, $3.0 billion and $2.9 billion as of June 30, 2024, 2023, and 2022, respectively, primarily relating to the basis difference of the U.S. investment in a wholly owned partnership, U.S. and Australian net operating loss and credit carryforwards, and the deferred revenue deferred tax assets. The change in valuation allowance as of June 30, 2024, 2023 and 2022, was primarily related to an increase in the basis difference of the US investment in a wholly owned partnership and an increase in the deferred revenue deferred tax assets and certain credit carryforwards, offset by the utilization of U.S. federal and state net operating losses. The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all of its deferred tax assets will not be realized. The Company evaluates and weighs all positive and negative evidence such as historic results, future reversals of deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax planning strategies. The assessment requires significant judgement and is performed in each of the applicable jurisdictions. The Company intends to maintain a full valuation allowance on its federal deferred tax assets in the U.S. and Australia until there is sufficient positive evidence to support their reversal.

As of June 30, 2024, the Company had U.S. federal, state, and foreign net operating loss carryforwards of $799.8 million tax effected. Of the $701.1 million tax effected U.S. federal net operating loss carryforwards, $700.8 million may be carried forward indefinitely, and the remaining $0.3 million will begin to expire in 2032. The state net operating loss carryforwards of $96.4 million tax effected begin to expire in 2024. As of June 30, 2024, the Company also had research and development federal and state tax credits of $263.1 million. The federal tax credit carryforwards will expire beginning in 2035 if not utilized. The state tax credit carryforwards do not expire except for the State research and development credits of Texas which begins to expire in June 2038. Utilization of the Company's US net operating loss and tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization. As of June 30, 2024, the Company also had Polish R&D credits of $8.3 million, which will begin to expire in 2027, but which may also be used to satisfy payroll tax liabilities in the future.

The Inflation Reduction Act of 2022 (the "IRA") was enacted on August 16, 2022 and includes various corporate tax provisions, including a new Corporate Alternative Minimum Tax ("Corporate AMT") on applicable corporations with adjusted financial statement income exceeding $1 billion, on average, over the last three years. The Corporate AMT is effective for tax years beginning after December 31, 2022. As of June 30, 2024, the newly enacted IRA tax provisions are not material to the Company.

The Organization for Economic Cooperation and Development released Pillar Two model rules defining a 15% global minimum tax for multinational corporations. Many countries in which we operate, including the member states of the EU, have enacted Pillar Two. Pillar Two rules apply to us beginning in our fiscal year 2025. Based on enacted laws, Pillar Two is not expected to materially impact our effective tax rate or cash flows in fiscal year 2025. New legislation or guidance could change our current assessment.

U.S. income tax has not been recognized on the excess of the amount for financial reporting over the tax basis of investment in foreign subsidiaries that is indefinitely reinvested outside the United States. Un-remitted earnings become taxable upon repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such un-remitted earnings is approximately $802.6 million as of June 30, 2024, and the corresponding unrecognized deferred tax liability is not material.

The Company recognizes the tax benefit of an uncertain tax position only if it concludes it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. A reconciliation of the beginning and ending balance of total unrecognized tax benefits is as follows (in thousands):

| | Fiscal Year Ended June 30, | | | | | |
	2024		2023		2022	
Beginning of the period	$	122,302	$	53,483	$	37,944
Tax positions taken in prior period:						
Gross increases		10,887		112,781		1,031
Gross decreases		—		(198)		—
Tax positions taken in current period:						
Gross increases		25,707		15,171		14,542
Settlements		(53,648)		(57,004)		—
Lapse of statute of limitations		—		(32)		(34)
Currency translation effect		(795)		(1,899)		—
End of period	$	104,453	$	122,302	$	53,483

As of June 30, 2024, 2023 and 2022, the Company had gross unrecognized tax benefits of approximately $10.9 million, $113.2 million, and $2.5 million, respectively, that would impact the effective tax rate if recognized.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, Australia, and in various other international jurisdictions. Tax years 2012 and forward generally remain open for examination for federal and state tax purposes. Tax years 2017 and forward generally remain open for examination for foreign tax purposes. To the extent utilized in future years' tax returns, net operating loss carryforwards as of June 30, 2024 and 2023 will remain subject to examination until the respective tax year is closed.

There are differing interpretations of tax laws and regulations, and as a result, disputes may arise with tax authorities involving issues of the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations. It is reasonably possible that an immaterial decrease in unrecognized tax benefits may occur during the next 12 months.

During the year ended June 30, 2024, the Company finalized an Advanced Pricing Arrangement with the Australian Taxation Office with respect to its transfer pricing arrangements between Australia and the U.S. that covers the tax years ended June 30, 2019 to June 30, 2025. Pursuant to the terms of the agreement, the Company made a cash settlement payment of approximately $60.5 million of taxes and interest.

The Company believes it is reasonably possible the balance of unrecognized tax benefits could change in the next 12 months due to the completion of ongoing income tax audits. The estimated range of the change is a decrease of $4.2 million to an increase of $4.5 million.

The Company has recognized interest and penalties related to unrecognized tax benefits in the income tax provision of approximately $0.6 million and $5.8 million during fiscal year 2024 and fiscal year 2023, respectively. As of June 30, 2024, there were no accrual balances, and as of June 30, 2023, the accrual balances were $5.8 million. The Company had not recognized any interest and penalties related to unrecognized tax benefits during fiscal year 2022.

18. Subsequent Events

On August 12, 2024, the Company's principal U.S. operating subsidiary, Atlassian US, Inc., amended and restated the 2020 Credit Facility to eliminate the term loan facility and establish a $750 million senior unsecured revolving credit facility (the "2024 Credit Facility"). The 2024 Credit Facility bears interest, at the Company's option, at a base rate or the Secured Overnight Financing Rate, plus, in each case, a spread of 0.875% to 1.50% per annum. In each case the applicable margin will be determined by the consolidated leverage ratio of the Company and its subsidiaries, or, following the Company's one time option, the Company's credit rating. The Company may repay outstanding loans under the 2024 Credit Facility at any time, without premium or penalty, and the Company has the option to request an increase of $250 million in certain circumstances. The 2024 Credit Facility matures in August 2029.

The Company is also obligated to pay a commitment fee on the undrawn amounts of the 2024 Credit Facility at an annual rate ranging from 0.075% to 0.20%, determined by the Company's consolidated leverage ratio, or, following the Company's one time option, the Company's credit rating.

The 2024 Credit Facility requires compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants include a maximum consolidated leverage ratio of 3.5x, which increases to 4.5x during the period of four fiscal quarters immediately following a material acquisition.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Co-Chief Executive Officers and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of June 30, 2024, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and (2) accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework" (2013). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2024. Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report with respect to the effectiveness of our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act that occurred during the quarter ended June 30, 2024 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended June 30, 2024.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended June 30, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended June 30, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended June 30, 2024.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended June 30, 2024.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULE

    (a)   The following documents are filed as part of this report:

         1.   Financial Statements

            See Index to Financial Statements in "Item 8. Financial Statements" to this Annual Report on Form 10-K.

         2.   Financial Statement Schedules

            Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

         3.   Exhibits

            The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Exhibits

Exhibit Number	Description	Provided Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Atlassian Corporation, adopted as of September 27, 2022.		8-K	001-37651	3.1	10/03/2022
3.2	Amended and Restated Bylaws of Atlassian Corporation, adopted as of September 30, 2022.		8-K	001-37651	3.2	10/03/2022
4.1	Specimen Class A Common Stock Certificate.		S-8	333-266998	4.3	10/04/2022
4.2	Indenture, dated as of May 15, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee.		8-K	001-37651	4.1	05/15/2024
4.3	First Supplemental Indenture, dated as of May 15, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee.		8-K	001-37651	4.2	05/15/2024
4.4	Form of 5.250% senior notes due 2029 (included in Exhibit 4.3).		8-K	001-37651	4.2	05/15/2024
4.5	Form of 5.500% senior notes due 2034 (included in Exhibit 4.3).		8-K	001-37651	4.2	05/15/2024
4.6	Description of Securities.	X				

10.1	Amended and Restated Credit Agreement, dated as of August 12, 2024, by and among the Company, Atlassian US, Inc., Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as Co-Syndication Agents and L/C Issuers, and the other L/C Issuers and lenders party thereto	X				
10.2 #	Form of Indemnification Agreement.		8-K	001-37651	10.2	10/03/2022
10.3 #	Form of Executive Officer Offer Letter.		10-Q	001-37651	10.3	11/04/2022
10.4 #	Atlassian Corporation Amended and Restated 2015 Share Incentive Plan.		8-K	001-37651	10.3	10/03/2022
10.5 #	Atlassian Corporation Amended and Restated 2015 Employee Share Purchase Plan.		8-K	001-37651	10.5	10/03/2022
10.6 #	Atlassian Corporation Amended and Restated Executive Severance Plan.		8-K	001-37651	10.6	10/03/2022
10.7 #	Atlassian Corporation Amended and Restated Cash Incentive Bonus Plan.		8-K	001-37651	10.7	10/03/2022
10.8 #	Atlassian Corporation Amended and Restated Non-Employee Director Compensation Policy.	X				
10.9	Lease, dated November 22, 2017, by and between Atlassian Inc. and 350 Bush Street Owner, LLC.		6-K	001-37651	10.1	11/27/2017
10.10 †★	Agreement for Lease, dated March 23, 2022, by and among Atlassian Corporation Plc, Atlassian Pty Ltd, Vertical First Pty Ltd as trustee for the Vertical First Trust, Dexus Property Services Pty Limited, Dexus Funds Management Limited as responsible entity for Dexus Property Trust and Dexus Funds Management Limited as responsible entity for Dexus Operations Trust.		6-K	001-37651	10.1	03/25/2022
10.11 †	Deed of Amendment, dated April 30, 2022, to Agreement for Lease, dated March 23, 2022, by and among Atlassian Corporation Plc, Atlassian Pty Ltd, Vertical First Pty Ltd as trustee for the Vertical First Trust, Dexus Property Services Pty Limited, Dexus Funds Management Limited as responsible entity for Dexus Property Trust and Dexus Funds Management Limited as responsible entity for Dexus Operations Trust.		20-F	001-37651	10.22	08/19/2022
10.12	Guarantor Replacement Deed, dated November 8, 2022, to the Agreement for Lease, dated March 23, 2022, by and among Atlassian Corporation Limited (formerly Atlassian Corporation Plc), Atlassian Pty Ltd, Atlassian Corporation, Vertical First Pty Ltd as trustee for the Vertical First Trust, Dexus Property Services Pty Limited, Dexus Funds Management Limited as responsible entity for Dexus Property Trust and Dexus Funds Management Limited as responsible entity for Dexus Operations Trust.		10-Q	001-37651	10.1	02/03/2023

10.1	†★	[Deed of Amendment (No. 2), dated August 28, 2023, to Agreement for Lease, dated March 23, 2022, by and among Atlassian Corporation Plc, Atlassian Pty Ltd, Vertical First Pty Ltd as trustee for the Vertical First Trust, Dexus Property Services Pty Limited, Dexus Funds Management Limited as responsible entity for Dexus Property Trust and Dexus Funds Management Limited as responsible entity for Dexus Operations Trust.](#)	10-Q	001-37651	10.1	11/03/2023
19.1		[Atlassian Corporation Insider Trading and Disclosure Policy.](#)	X			
21.1		[Subsidiaries of the Registrant.](#)	X			
23.1		[Consent of Independent Registered Public Accounting Firm.](#)	X			
24.1		[Power of Attorney (included on signature page to this Annual Report on Form 10-K).](#)	X			
31.1		[Certification of Co-Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)	X			
31.2		[Certification of Co-Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)	X			
31.3		[Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)	X			
32.1	‡	[Certification of Co-Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)	X			
97	#	[Atlassian Corporation Compensation Recovery Policy.](#)		10-K	001-37651	10.11	08/18/2023
101.INS		Inline XBRL Instance Document. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.	X			
101.SCH		Inline XBRL Taxonomy Extension Schema Document.	X			
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X			
101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document.	X			
101.LAB		Inline XBRL Taxonomy Extension Label Linkbase Document.	X			
101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X			
104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101 filed herewith).	X			

\#   Indicates management contract or compensatory plan, contract or agreement.

†   Portions of this exhibit have been redacted.

★   Certain exhibits and schedules to this agreement have been omitted.

‡   The certification attached as Exhibit 32.1 that accompanies this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is not deemed "filed" by the registrant for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLASSIAN CORPORATION

Date: August 16, 2024

By:	/s/ Michael Cannon-Brookes	
	Name:	Michael Cannon-Brookes
	Title:	*Co-Chief Executive Officer (Co-Principal Executive Officer)*
By:	/s/ Scott Farquhar	
	Name:	Scott Farquhar
	Title:	*Co-Chief Executive Officer (Co-Principal Executive Officer)*
By:	/s/ Joseph Binz	
	Name:	Joseph Binz
	Title:	Chief Financial Officer *(Principal Financial Officer)*

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Farquhar, Michael Cannon-Brookes, and Joseph Binz, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K of Atlassian Corporation, and any or all amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each or any of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date
/s/ Michael Cannon-Brookes **Michael Cannon-Brookes**	Co-Chief Executive Officer and Director *(Co-Principal Executive Officer)*	August 16, 2024
/s/ Scott Farquhar **Scott Farquhar**	Co-Chief Executive Officer and Director *(Co-Principal Executive Officer)*	August 16, 2024
/s/ Joseph Binz **Joseph Binz**	Chief Financial Officer *(Principal Financial Officer)*	August 16, 2024
/s/ Gene Liu **Gene Liu**	Chief Accounting Officer *(Principal Accounting Officer)*	August 16, 2024
/s/ Shona L. Brown **Shona L. Brown**	Director and Chair	August 16, 2024
/s/ Scott Belsky **Scott Belsky**	Director	August 16, 2024
/s/ Heather Mirjahangir Fernandez **Heather Mirjahangir Fernandez**	Director	August 16, 2024
/s/ Sasan Goodarzi **Sasan Goodarzi**	Director	August 16, 2024
/s/ Jay Parikh **Jay Parikh**	Director	August 16, 2024
/s/ Enrique Salem **Enrique Salem**	Director	August 16, 2024
/s/ Steven Sordello **Steven Sordello**	Director	August 16, 2024
/s/ Richard P. Wong **Richard P. Wong**	Director	August 16, 2024
/s/ Michelle Zatlyn **Michelle Zatlyn**	Director	August 16, 2024

Exhibit 4.6

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of June 30, 2024, Atlassian Corporation, a Delaware corporation ("Atlassian") had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), its Class A Common Stock, par value $0.00001 per share. Atlassian's common stock is listed on the Nasdaq Global Select Market under the symbol "TEAM."

The following description of Atlassian's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the Atlassian amended and restated certificate of incorporation ("Certificate") and the Atlassian amended and restated bylaws ("Bylaws"), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.

DESCRIPTION OF ATLASSIAN CAPITAL STOCK

Atlassian has one class of securities registered under Section 12 of the Exchange Act: its Class A Common Stock. The following description of Atlassian's capital stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware (the "DGCL") and the complete text of the Certificate and Bylaws which are incorporated herein by reference.

General

Atlassian's authorized capital stock consists of 750,000,000 shares of Class A Common Stock, par value $0.00001 per share, 230,000,000 shares of Class B Common Stock, par value $0.00001 per share and 10,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

Atlassian has two classes of authorized common stock: Class A Common Stock and Class B Common Stock. Only Atlassian's Class A Common Stock is registered under Section 12 of the Exchange Act, and trades on the Nasdaq Global Select Market under the ticker symbol "TEAM."

Voting Rights

Shares of Atlassian Class A Common Stock are entitled to one vote per share and shares of Atlassian Class B Common Stock are entitled to ten votes per share. The holders of Atlassian Class A Common Stock and the holders of Atlassian Class B Common Stock will generally vote together as a single class on all matters submitted to a vote of Atlassian stockholders, unless otherwise required by Delaware law or the Certificate. Delaware law could require either holders of Atlassian Class A Common Stock or holders of Atlassian Class B Common Stock to vote separately in the following circumstances:

- if Atlassian were to seek to amend the Certificate to increase or decrease the par value of a class of its capital stock, then that class would be required to vote separately to approve the proposed amendment;
- if Atlassian were to seek to amend the Certificate to increase or decrease the aggregate number of authorized shares of Atlassian Class B Common Stock; and
- if Atlassian were to seek to amend the Certificate in a manner that alters or changes the powers, preferences, or special rights of a class of its capital stock in a manner that would affect its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of Atlassian's voting power are able to elect all of the directors then standing for election. A holder of shares of Atlassian Class B Common Stock (together with its permitted transferees) is not entitled to exercise voting rights in Atlassian in excess of 49.9999%, unless the Atlassian board of directors resolves otherwise.

Conversion Rights

Each outstanding share of Atlassian Class B Common Stock will be convertible at any time at the option of the holder into one share of Atlassian Class A Common Stock. Each share of Atlassian Class B Common Stock will convert automatically into one share of Atlassian Class A Common Stock in the following circumstances:

- upon the written consent of the holders of at least 66.66% of the total number of outstanding shares of Atlassian Class B Common Stock;
- if the aggregate number of shares of Atlassian Class B Common Stock then outstanding comprises less than 10% of the total number of shares of Atlassian Class A Common Stock and Atlassian Class B Common Stock then outstanding; and
- upon any transfer to a person that is not a permitted transferee described in the Certificate.

Once converted into shares of Atlassian Class A Common Stock, the Atlassian Class B Common Stock may not be reissued.

Dividends

Any dividend or distribution paid or payable to the holders of shares of Atlassian Class A Common Stock and Atlassian Class B Common Stock shall be paid pro rata, on an equal priority, *pari passu* basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Atlassian Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Atlassian Class B Common Stock, each voting separately as a class.

Liquidation

In the event of Atlassian's liquidation, dissolution or winding up, Atlassian's remaining assets legally available for distribution to stockholders shall be distributed ratably on a per share basis to the holders of shares of Atlassian Class A Common Stock and Atlassian Class B Common Stock, unless disparate or different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Atlassian Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Atlassian Class B Common Stock, each voting separately as a class. These provisions will also apply in the event of certain mergers, consolidations, business combination or other similar change in control transactions, unless the Atlassian board of directors determines otherwise.

Subdivisions and Combinations

If Atlassian subdivides, combines or reclassifies outstanding shares of Atlassian Class A Common Stock or Atlassian Class B Common Stock, then the outstanding shares of the other class will be subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the shares of Atlassian Class A Common Stock and the Atlassian Class B Common Stock, unless different treatment of the shares of each such class is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Atlassian Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Atlassian Class B Common Stock, each voting separately as a class.

No Pre-Emptive or Similar Rights

Holders of shares of Atlassian common stock have no preemptive, subscription or redemption rights. There are no redemption or sinking fund provisions applicable to Atlassian common stock.

Fully Paid and Non-Assessable

All of the outstanding shares of Atlassian Class A Common Stock and Atlassian Class B Common Stock are fully paid and non-assessable.

Preferred Stock

The Certificate authorizes the board of directors of Atlassian to issue preferred stock in one or more series from time to time and to determine the preferences, limitations and relative rights of any shares of preferred stock that it shall choose to issue, without vote or action by the stockholders.

Annual Stockholder Meetings

The Certificate and Bylaws provide that annual stockholder meetings will be held at a date, place (if any) and time, as exclusively selected by the Atlassian board of directors. To the extent permitted under applicable law, Atlassian may but is not obligated to conduct meetings by remote communications, including by webcast.

Anti-Takeover Provisions of the Certificate and Bylaws and Delaware Law

The DGCL and the Certificate and Bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of Atlassian. Atlassian expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Atlassian to first negotiate with Atlassian's board of directors, which Atlassian believes may result in an improvement of the terms of any such acquisition in favor of Atlassian stockholders. However, they will also give Atlassian's board of directors the power to discourage acquisitions that some stockholders may favor.

Delaware Anti-Takeover Statute

Atlassian is subject to Section 203 of the DGCL, which prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock and a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Atlassian board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the Atlassian Class A Common Stock.

Multi-Class Stock

As described above in the section titled "Common Stock-Voting rights", the Certificate provides for a multi-class common stock structure, pursuant to which holders of Atlassian Class B Common Stock, including Messrs. Cannon-Brookes and Farquhar, will have the ability to control the outcome of matters requiring stockholder approval, even if such holders will own significantly less than a majority of the outstanding shares of Atlassian Class A Common Stock and Atlassian Class B Common Stock, including the election of directors and significant corporate transactions, such as a merger or other sale of Atlassian or its assets.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for the Atlassian board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Atlassian. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Atlassian

Stockholder Action Special Stockholder Meetings

Atlassian's Certificate provides that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of its stockholders and may not be effected by any consent in writing by its stockholders. Atlassian's Certificate further provides that special meetings of its stockholders may be called only by a majority of Atlassian's board of directors, the Chair of the board of directors or one of Atlassian's Co-Chief Executive Officers thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of Atlassian stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Atlassian's Bylaws provide advance notice procedures for stockholders seeking to bring business before Atlassian's annual meeting of stockholders or to nominate candidates for election as directors at Atlassian's annual meeting of stockholders. Atlassian's Bylaws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude Atlassian stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. Atlassian expects that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of Atlassian

Supermajority Requirements for Certain Amendments of Atlassian's Certificate and Bylaws

Certain amendments to Atlassian's Certificate and Bylaws require the approval of 66 2/3% of the outstanding voting power of Atlassian's capital stock.

Composition of the Board of Directors; Election and Removal of Directors; Filling Vacancies

The Atlassian board of directors fix the number of directors which will constitute the whole board. In any uncontested elections of directors, a director nominee for the Atlassian board of directors will be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote at a meeting of the stockholders for the election of directors at which a quorum is present, voting together as a single class. An incumbent director who is nominated for an uncontested election and fails to receive a majority of the votes present and voting for such director's re-election would be expected to tender their resignation to Atlassian The Nominating and Corporate Governance Committee of the Atlassian board of directors (or any future committee the equivalent thereof) will make a recommendation to the Atlassian board of directors on whether to accept or reject the resignation, or whether other action should be taken. The Atlassian board of directors will act on the recommendation of such committee and will publicly disclose its decision within 90 days from the date of the certification of the election results. In a contested election, a plurality voting standard will apply to director elections. The directors of Atlassian are elected until the expiration of the term for which they are elected and until their respective successors are duly elected and qualified.

The directors of Atlassian may be removed only by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding voting stock. Furthermore, any vacancy on the Atlassian board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by the sole remaining director, unless Atlassian's board of directors determines that such directorship or vacancy will be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Atlassian, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

The Certificate and Bylaws provide that, except for claims for which the U.S. federal courts have jurisdiction, unless Atlassian consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action, suit or proceeding brought on Atlassian's behalf; any action, suit or proceeding asserting a breach of fiduciary duty; any action, suit or proceeding asserting a claim against Atlassian arising pursuant to the DGCL, the Certificate or Bylaws; or any action asserting a claim against Atlassian that is governed by the internal affairs doctrine. Although the Atlassian governing documents contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Limitations of Liability and Indemnification Matters

The Certificate provides that its directors and officers will not be personally liable to Atlassian or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended. The DGCL provides that the certificate of incorporation may not eliminate or limit the liability of:

- a director or officer for any breach of the director's or officer's duty of loyalty to Atlassian or its stockholders;
- a director or officer for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- a director pursuant to Section 174 of the DGCL;

- a director or officer for any transaction from which the director or officer derived an improper personal benefit; or
- an officer for any action brought by or in the right of the corporation, including derivative claims.

Atlassian's Bylaws provide that Atlassian must indemnify its directors and officers to the fullest extent permitted by law. Atlassian is also required to advance certain expenses (including attorneys' fees) to its directors and officers and is expressly authorized to carry directors' and officers' insurance providing indemnification for its directors and officers for some liabilities. In addition, Atlassian has entered into separate indemnification agreements with each of its directors and executive officers. Atlassian believes that these bylaw provisions, insurance and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in Atlassian's Certificate and Bylaws may discourage stockholders from bringing a lawsuit against Atlassian directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Atlassian directors and officers, even though an action, if successful, might benefit Atlassian and its stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that Atlassian pays the costs of settlement and damage.

Stock Exchange Listing

The shares of Atlassian Class A Common Stock are listed on the Nasdaq Global Select Market under the symbol "TEAM."

Transfer Agent and Registrar

The transfer agent and registrar for Atlassian's Class A Common Stock and Class B Common Stock is Computershare Trust Company, N.A.

Exhibit 10.1

Execution Version

Published Deal CUSIP Number: 04947RAA6
Published Revolver CUSIP Number: 04947RAB4

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of August 12, 2024,

among

ATLASSIAN CORPORATION,
as the Parent,

ATLASSIAN US, INC.,
as the Borrower,

BANK OF AMERICA, N.A.,
as Administrative Agent, Swing Line Lender and L/C Issuer,

JPMORGAN CHASE BANK, N.A.

and

MORGAN STANLEY SENIOR FUNDING, INC.,
as Co-Syndication Agents and L/C Issuers,

and

THE OTHER L/C ISSUERS AND LENDERS PARTY HERETO

Arranged By:

BOFA SECURITIES, INC.,

JPMORGAN CHASE BANK, N.A.

and

MORGAN STANLEY SENIOR FUNDING, INC.,
as Joint Lead Arrangers and Joint Bookrunners

TABLE OF CONTENTS

Page

CREDIT AGREEMENT

This AMENDED AND RESTATED CREDIT AGREEMENT (this "Agreement") is entered into, as of August 12, 2024 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time), among Atlassian Corporation, a Delaware corporation and indirect parent of the Borrower (the "Parent"), Atlassian US, Inc., a Delaware corporation (the "Borrower"), each Lender from time to time party hereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other L/C Issuers party hereto.

PRELIMINARY STATEMENTS

The Parent, the Borrower, certain financial institutions party thereto and Bank of America, N.A., as administrative agent, are parties to that certain Credit Agreement dated as of October 28, 2020 (as amended, modified, restated or supplemented prior to the date hereof, the "Existing Credit Agreement").

The Parent and the Borrower have requested, and subject to the terms and conditions set forth in this Agreement, the Administrative Agent and the Lenders have agreed, to amend and restate the Existing Credit Agreement and extend a revolving credit facility to the Borrower pursuant to the terms hereof.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"Acquisition" means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition by the Parent or any of its Subsidiaries of all or substantially all of the assets of a Person, or of any business or division of a Person, (b) the acquisition by the Parent or any of its Subsidiaries of in excess of 50% of the capital stock, partnership interests, membership interests or equity of any Person (other than a Person that is a Subsidiary), or otherwise causing any Person to become a Subsidiary of the Parent, (c) a merger or consolidation or any other combination by the Parent or any of its Subsidiaries with another Person (other than a Person that is a Subsidiary) provided that the Parent (or a Person that succeeds to the Parent pursuant to Section 7.03 in connection with such transaction or series of related transactions) or a Subsidiary of the Parent (or a Person that becomes a Subsidiary of the Parent as a result of such transaction) is the surviving entity; provided that any Person that is a Subsidiary at the time of execution of the definitive agreement related to any such transaction or series of related transactions (or, in the case of a tender offer or similar transaction, at the time of filing of the definitive offer document) shall constitute a Subsidiary for purposes of this definition even if in connection with such transaction or series of related transactions, such Person becomes a direct or indirect holding company of any Credit Party or (d) the acquisition of real property by the Parent or any of its Subsidiaries that is expected to be used in whole or in part in the normal operations of the Parent or its Subsidiaries.

"Acquisition Debt" means any Indebtedness for Borrowed Money of the Parent or any of its Subsidiaries that has been borrowed or issued for the purpose of financing, in whole or in part, a Material Acquisition and any related transactions or series of related transactions (including for the purpose of refinancing or replacing all or a portion of any pre-existing Indebtedness for Borrowed Money of the

Parent, any of its Subsidiaries or the Person(s) or assets to be acquired); provided, that, either (a)(i) the release of the proceeds thereof to the Parent and its Subsidiaries is contingent upon the consummation of such Material Acquisition and, pending such release, such proceeds are held pursuant to an escrow or similar arrangement and (ii) if the definitive agreement (or, in the case of a tender offer or similar transaction, the definitive offer document) for such Material Acquisition is terminated prior to the consummation of such Material Acquisition or if such Material Acquisition is otherwise not consummated by the date specified in the definitive documentation relating to such Indebtedness for Borrowed Money, such proceeds shall be applied within 30 days following such termination or, if later, the earliest date on which such Indebtedness for Borrowed Money is permitted to be satisfied and discharged pursuant to the terms thereof, to satisfy and discharge all obligations of the Parent and its Subsidiaries in respect of such Indebtedness for Borrowed Money or (b)(i) such Indebtedness for Borrowed Money contains a "special mandatory redemption" provision (or other similar provision) or otherwise permits such Indebtedness for Borrowed Money to be redeemed or prepaid if such Material Acquisition is not consummated by the date specified in the definitive documentation relating to such Indebtedness for Borrowed Money, and (ii) if the definitive agreement (or, in the case of a tender offer or similar transaction, the definitive offer document) for such Material Acquisition is terminated in accordance with its terms prior to the consummation of such Material Acquisition or such Material Acquisition is otherwise not consummated by the date specified in the definitive documentation relating to such Indebtedness for Borrowed Money, such Indebtedness for Borrowed Money is so redeemed or prepaid within 90 days of such termination or such specified date, as the case may be.

"Additional Lender" has the meaning specified in Section 2.14(c).

"Administrative Agent" means Bank of America (or any of its designated branch offices or affiliates) in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

"Administrative Agent's Office" means the Administrative Agent's address as set forth on Schedule 11.02, or such other address as the Administrative Agent may from time to time notify to the Borrower and the Lenders in writing.

"Administrative Questionnaire" means an Administrative Questionnaire in a form approved by the Administrative Agent.

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Affiliated Holders" means (a), with respect to any specified natural person, any company, partnership, trust, foundation or other entity or investment vehicle for which such specified natural person (or such specified person's estate) retains dispositive power with respect to the Equity Interests held by such company, partnership, trust, foundation or other entity or investment vehicle, and the trustees, legal representatives, beneficiaries and/or beneficial owners of such company, partnership, trust, foundation or other entity or investment vehicle and (b) the estates of such specified natural person.

"Aggregate Revolving Commitments" means, as of any date of determination, the Revolving Commitments of all the Revolving Lenders as of such date. The aggregate principal amount of the

Aggregate Revolving Commitments in effect on the Effective Date is SEVEN HUNDRED FIFTY MILLION and No/100 DOLLARS ($750,000,000).

"Agreement" has the meaning specified in the introductory paragraph hereto.

"Agreement Accounting Principles" means US GAAP (applied in a manner consistent with that used in preparing the financial statements of the Parent referred to in Section 5.04); provided, however, that notwithstanding anything contained in Section 1.03 to the contrary, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change in US GAAP occurring after the Effective Date (or any change in US GAAP that occurred on or prior to the Effective Date but was not reflected in the financial statements included in the Parent SEC Report) or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in US GAAP or in the application thereof, then such provision shall be interpreted on the basis of US GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

"Agreement Currency" has the meaning specified in Section 11.23.

"Anniversary Date" has the meaning specified in Section 2.17(a).

"Anti-Corruption Laws" means all laws, rules and regulations of any jurisdiction applicable to the Credit Parties or any of their Subsidiaries from time to time concerning or relating to bribery, money laundering or corruption, including the United States Foreign Corrupt Practices Act of 1977, as amended.

"Applicable Percentage" means: in respect of the Aggregate Revolving Commitments, with respect to any Revolving Lender at any time, the percentage (carried out to the ninth decimal place) of the Aggregate Revolving Commitments represented by such Revolving Lender's Revolving Commitment at such time, subject to adjustment as provided in Section 2.16; provided, that, if the commitment of each Revolving Lender to make Committed Revolving Loans and the obligation of each L/C Issuer to make L/C Credit Extensions has been terminated pursuant to Section 8.02, or if the Aggregate Revolving Commitments have expired or been terminated pursuant to Section 2.06, then the Applicable Percentage of each Revolving Lender shall be determined based on the Applicable Percentage of such Revolving Lender most recently in effect, giving effect to any subsequent assignments. The Applicable Percentage of each Lender, after giving effect to this Agreement (along with any amendments made hereto and any increases in the Aggregate Revolving Commitments pursuant to Section 2.14), is set forth opposite the name of such Lender on Schedule 2.01, as it may change from time to time in accordance with the terms hereof.

"Applicable Rate" means, with respect to Committed Revolving Loans, Swing Line Loans, the Letter of Credit Fee and the Commitment Fee,

(a)   subject to clause (b) below, the following percentages per annum, based upon the Consolidated Leverage Ratio as of the end of any fiscal quarter of the Parent for the most recently-ended four quarter period as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.01(c):

Pricing Level	Consolidated Leverage Ratio	Commitment Fee	Term SOFR Rate Loans /Letter of Credit Fee	Base Rate Loans
1	Less than 1.00x	0.075%	0.875%	0.00%
2	Greater than or equal to 1.00x and less than 2.00x	0.100%	1.00%	0.00%
3	Greater than or equal to 2.00x and less than 3.00x	0.125%	1.125%	0.125%
4	Greater than or equal to 3.00x and less than 3.50x	0.150%	1.250%	0.250%
5	Greater than or equal to 3.50x	0.200%	1.500%	0.500%

; it being understood and agreed that: any increase or decrease in the Applicable Rate resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.01(c); provided, that, if a Compliance Certificate is not delivered when due in accordance with Section 6.01(c), then, upon the request of the Required Lenders, Pricing Level 5 shall apply as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and shall remain in effect until the first Business Day immediately following the date on which such Compliance Certificate is delivered in accordance with Section 6.01(c), whereupon the Applicable Rate shall be adjusted based upon the calculation of the Consolidated Leverage Ratio contained in such Compliance Certificate. The Applicable Rate in effect from the Effective Date through the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.01(c) for the fiscal quarter ending September 30, 2024 shall be determined based upon Pricing Level 1. Notwithstanding anything to the contrary contained in this definition, the determination of the Applicable Rate for any period shall be subject to the provisions of Section 2.10(b); and

(b)   if the Parent has a Debt Rating, the Borrower may, upon written notice to the Administrative Agent, make an irrevocable one-time election to exclusively use the below table based on the Debt Ratings, and from and after the date of such election, the Applicable Rate shall be determined based on the applicable rate per annum set forth in the below table notwithstanding any failure of the Parent to maintain a Debt Rating:

4

Pricing Level	Debt Ratings S&P/Moody's	Commitment Fee	Term SOFR Rate Loans /Letter of Credit Fee	Base Rate Loans
1	Greater than or equal to A-/A3	0.075%	0.875%	0.00%
2	BBB+/Baa1	0.100%	1.00%	0.00%
3	BBB/Baa2	0.125%	1.125%	0.125%
4	BBB-/Baa3	0.150%	1.250%	0.250%
5	Equal to or less than BB+/Ba1	0.200%	1.500%	0.500%

Each change in the Applicable Rate resulting from a change in the Debt Ratings shall be effective for the period commencing on the earlier of the date of the public announcement of such change in the Debt Ratings and the date on which the Borrower provides written notice of such change in the Debt Ratings to the Administrative Agent and ending on the date immediately preceding the effective date of the next such change.

"Applicable Revolving Percentage" means, with respect to any Revolving Lender at any time, such Revolving Lender's Applicable Percentage in respect of the Aggregate Revolving Commitments at such time.

"Appropriate Lender" means (a) with respect to the Aggregate Revolving Commitments or any Committed Revolving Loan, a Revolving Lender, (b) with respect to the Letter of Credit Sublimit, (i) each L/C Issuer, and (ii) if any Letters of Credit have been issued pursuant to Section 2.03, the Revolving Lenders and (c) with respect to the Swing Line Sublimit, (i) the Swing Line Lender, and (ii) if any Swing Line Loans are outstanding pursuant to Section 2.04(a), the Revolving Lenders.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Arranger" means each of BofA Securities, JPMorgan and MSSF, each in its capacity as a joint lead arranger and a joint bookrunner.

"Assignee Group" means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.06(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit G or any other form (including electronic documentation generated by use of an electronic platform) approved by the Administrative Agent.

"Auto-Extension Letter of Credit" has the meaning specified in Section 2.03(b).

"Availability Period" means, in respect of the Aggregate Revolving Commitments, the period from and including the Effective Date to the earliest of (i) the Revolving Maturity Date, (ii) the date of termination of the Aggregate Revolving Commitments pursuant to Section 2.06, and (iii) the date of termination of the commitment of each Revolving Lender to make Committed Revolving Loans and of the obligation of each L/C Issuer to make L/C Credit Extensions pursuant to Section 8.02.

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Bank of America" means Bank of America, N.A. and its successors.

"Bank of America Fee Letter" means the fee letter agreement, dated July 23, 2024, among the Borrower, Bank of America and BofA Securities.

"Base Rate" means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus one-half of one percent (0.50%), (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate," and (c) Term SOFR for a one-month Interest Period beginning on such day (or, if such day is not a U.S. Government Securities Business Day, the immediately preceding U.S. Government Securities Business Day) plus one percent (1.00%); provided, that, if the Base Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement. The "prime rate" is a rate set by Bank of America based upon various factors including Bank of America's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such "prime rate" announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change. If the Base Rate is being used as an alternate rate of interest pursuant to Section 3.03, then the Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above.

"Base Rate Loan" means a Committed Revolving Loan that bears interest based on the Base Rate.

"Beneficial Ownership Certification" means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation.

"Beneficial Ownership Regulation" means 31 C.F.R. § 1010.230.

"Benefit Plan" means any of (a) an "employee benefit plan" (as defined in ERISA) that is subject to Title I of ERISA, (b) a "plan" as defined in and subject to Section 4975 of the Code, or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such "employee benefit plan" or "plan".

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"Board of Directors" means (a) with respect to a corporation or limited company, the board of directors of the corporation or limited company, as applicable or any committee thereof duly authorized to act on behalf of such board, (b) with respect to a partnership, the Board of Directors of the general partner of the partnership, (c) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or if not member-managed, the managers thereof or any committee of managing members or managers thereof duly authorized to act on behalf of such Persons, and (d) with respect to any other Person, the board or committee of such Person serving a similar function.

"BofA Securities" means BofA Securities, Inc.

"Borrower" has the meaning specified in the introductory paragraph hereto.

"Borrower Materials" has the meaning specified in Section 6.01.

"Borrowing" means a Committed Revolving Borrowing or a Swing Line Borrowing, as the context may require.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Administrative Agent's Office is located.

"Capitalized Lease" of a Person means any lease of Property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles; provided that notwithstanding anything contained in the definition of Agreement Accounting Principles to the contrary, unless the Borrower otherwise elects by delivery of a notice to the Administrative Agent, all leases of any Person that are or would be characterized as operating leases in accordance with US GAAP as in effect in the United States on January 31, 2018 (whether or not such operating leases were in effect on such date) shall continue to be accounted for as operating leases (and not as Capitalized Leases) for purposes of this Agreement regardless of any change in US GAAP following the date that would otherwise require such obligations to be recharacterized as Capitalized Leases.

"Capitalized Lease Obligations" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be shown as a liability on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles; provided that notwithstanding anything contained in the definition of Agreement Accounting Principles to the contrary, unless the Borrower otherwise elects by delivery of a notice delivered to the Administrative Agent, all obligations under any leases of any Person that are or would be characterized as operating lease obligations in accordance with US GAAP as in effect in the United States on January 31, 2018 (whether or not such operating lease obligations were in effect on such date) shall continue to be accounted for as operating lease obligations (and not as Capitalized Lease Obligations) for purposes of this Agreement regardless of any change in US GAAP following the date that would otherwise require such obligations to be recharacterized as Capitalized Lease Obligations.

"Cash Collateralize" or "Cash Collateralized" means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of one or more of the L/C Issuers, the Swing Line Lender or the Revolving Lenders, as collateral for L/C Obligations, the Obligations in respect of Swing Line Loans or obligations of the Revolving Lenders to fund participations in respect of L/C Obligations or Swing Line Loans (as the context may require), (a) cash or deposit account balances, (b) backstop letters of credit entered into on terms, from issuers and in amounts satisfactory to the Administrative Agent and the applicable L/C Issuer and/or (c) if the Administrative Agent and the applicable L/C Issuers or Swing Line Lender, as applicable, shall agree, in their sole discretion, other credit support, in each case, in Dollars and pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the applicable L/C Issuers or the Swing Line Lender, as applicable.

"Cash Collateral" has a meaning correlative to the definition of "Cash Collateralize" and includes the proceeds of such cash collateral and other credit support.

"Cash Management Agreement" shall mean any agreement or arrangement to provide cash management services, including treasury, depository, overdraft, credit or debit card, stored value card, electronic funds transfer, purchasing cards, netting services, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), positive pay service, employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with cash management deposit accounts.

"Cash Management Obligations" shall mean, as to any Person, any and all obligations of such Person, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under any Cash Management Agreement.

"Change in Law" means the occurrence, after the Effective Date, of any of the following: (a) the adoption or taking effect of any applicable Law, (b) any change in any applicable Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority, or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of Law) by any Governmental Authority; provided, that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith or in the implementation thereof, and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted, issued or implemented.

"CME" means CME Group Benchmark Administration Limited as administrator of the forward-looking Term SOFR (or a successor administration).

"Change of Control" means an event or series of events by which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Permitted Holders, becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of forty percent (40%) or more of the Equity Interests of the Parent entitled to vote for members of the Board of Directors of the Parent on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right or (ii) the Parent shall at any time fail to beneficially own, directly or indirectly, 100% of the Equity Interests of the Borrower.

"Code" means the Internal Revenue Code of 1986.

"Commitment" means a Revolving Commitment.

"Commitment Fee" has the meaning specified in Section 2.09(a).

"Committed Revolving Borrowing" means a borrowing consisting of simultaneous Committed Revolving Loans of the same Type and, in the case of Term SOFR Loans, having the same Interest Period made by each of the Revolving Lenders pursuant to Section 2.01.

"Committed Revolving Loan" has the meaning specified in Section 2.01.

"Communication" means this Agreement, any Loan Document and any other document, amendment, approval, consent, information, notice, certificate, request, statement, disclosure or authorization related to any Loan Document.

"Compliance Certificate" means a certificate substantially in the form of Exhibit E.

"Conforming Changes" means, with respect to the use, administration of or any conventions associated with SOFR or any proposed Successor Rate, any conforming changes to the definitions of "Base Rate", "SOFR", "Term SOFR" and "Interest Period", timing and frequency of determining rates and making payments of interest and other technical, administrative or operational matters (including, for the avoidance of doubt, the definitions of "Business Day" and "U.S. Government Securities Business Day", timing of borrowing requests or prepayment, conversion or continuation notices and length of lookback periods) as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption and implementation of such applicable rate(s) and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such rate exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this Agreement and any other Loan Document).

"Connection Income Taxes" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"Consolidated Assets" means, as of any date of determination, the total assets of the Parent and its Subsidiaries on a consolidated basis in accordance with the Agreement Accounting Principles as of such date.

"Consolidated EBITDA" means, for any period, for Parent and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period *plus*

(a) the following (without duplication) to the extent deducted in calculating such Consolidated Net Income for such period:

(i) Consolidated Interest Charges for such period;

(ii) the provision for federal, state, local and foreign income taxes payable by the Parent and its Subsidiaries for such period, including, without limitation, any franchise taxes or other taxes based on income, profits or capital and all other taxes that are included in the provision for income tax line item on the consolidated income statement of the Parent and its Subsidiaries for such period;

(iii)   depreciation and amortization expense (for avoidance of doubt, excluding amortization of deferred commissions, capitalized costs to acquire revenue contracts or substantially equivalent items, but including amortization of right-to-use assets with respect to operating leases) for such period;

(iv)   any increases in deferred or unearned revenue or substantially equivalent items for such period (net of any increases in deferred costs (which deferred costs, for avoidance of doubt, do not include deferred commissions, capitalized costs to acquire revenue contracts or substantially equivalent items) for such period);

(v)   all non-cash expenses, losses or charges for such period (other than any such non-cash expenses, losses or charges that represent an accrual or reserve for future cash expenses, losses or charges or that relate to the write-down of current assets), including, without limitation, non-cash stock based employee compensation expenses for such period and non-cash expenses, losses or charges for such period in connection with (A) "goodwill impairment losses" under FASB Statement 142, (B) unrealized losses resulting from mark-to-market accounting in respect of Swap Contracts and other derivative or similar instruments, (C) unrealized losses on equity investments and (D) expenses, losses and charges for deferred tax asset valuation allowances;

(vi)   in connection with any Acquisition (except for an Acquisition of the type set forth in clause (d) of the definition thereof), all non-recurring restructuring costs, facilities relocation costs, acquisition integration costs and fees, including cash severance payments, and non-recurring fees and expenses, in each case paid during such period in connection with such Acquisition and within 12 months of the completion of such Acquisition; *provided* that the amount added back to Consolidated Net Income pursuant to this clause (vi) in respect of any such costs, fees, payments and expenses paid in cash in connection with all such Acquisitions shall not exceed 15% of Consolidated EBITDA (calculated before giving effect to this clause (vi) in the aggregate for any period of four fiscal quarters of the Parent);

(vii)   any extraordinary expenses, charges or losses;

minus

(b)   the following (without duplication) to the extent included in calculating such Consolidated Net Income:

(i)   any extraordinary gains (less all fees and expenses related thereto);

(ii)   any decreases in deferred or unearned revenue or substantially equivalent items for such period (net of any decreases in deferred costs (which deferred costs, for avoidance of doubt, do not include deferred commissions, capitalized costs to acquire revenue contracts or substantially equivalent items) for such period); and

(iii)   all non-cash income or gains for such period including, without limitation, unrealized gains resulting from mark-to-market accounting in respect of Swap Contracts and other derivative or similar instruments and unrealized gains on equity investments.

In addition, in the event that the Parent or any of its Subsidiaries, during the relevant period, consummated an Acquisition or Disposition, Consolidated EBITDA will be determined on a Pro Forma Basis to the extent required by Section 1.03(d).

"Consolidated Interest Charges" means, for any period, for the Parent and its Subsidiaries on a consolidated basis, the sum of, without duplication, (a) all interest, premium payments, amortization of debt discount, fees, charges and related expenses in connection with Indebtedness (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with US GAAP plus (b) the implied interest component of Synthetic Lease Obligations with respect to such period.

"Consolidated Leverage Ratio" means, as of any date of determination, the ratio of (a) Indebtedness for Borrowed Money of the Parent and its Subsidiaries on a consolidated basis as of such date to (b) Consolidated EBITDA for the most recently completed four fiscal quarters; *provided*, that, during the period from the date the definitive agreement for any Material Acquisition shall have been executed (or, in the case of a Material Acquisition in the form of a tender offer or similar transaction, from the date the offer shall have been launched) until the earlier of (x) the consummation of such Material Acquisition and (y) the termination of the definitive documentation (or termination of such offer, as applicable) in respect thereof (or such later date as such indebtedness ceases to constitute Acquisition Debt as set forth in the definition of "Acquisition Debt")), any Acquisition Debt that has been borrowed or incurred in connection with such Material Acquisition shall be excluded from the calculation of Consolidated Leverage Ratio.

"Consolidated Net Income" means, for any period, for the Parent and its Subsidiaries calculated on a consolidated basis, net income for that period, as determined in accordance with Agreement Accounting Principles.

"Contingent Obligation" means, for any Person, any agreement, undertaking or arrangement by which such Person assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes or is contingently liable upon, the obligation or liability of any other Person that constitute Indebtedness (other than Indebtedness of the type described in clause (v) of the definition of such term), or agrees to maintain the net worth or working capital or other financial condition of any other Person, or otherwise assures any creditor of such other Person against loss, including, without limitation, any comfort letter, operating agreement, take-or-pay contract or the obligations of any such Person as general partner of a partnership with respect to the liabilities of the partnership.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Controlled Group" means all members of a controlled group of corporations or other business entities and all trades or businesses (whether or not incorporated) under common control or, together with any Credit Party or any of its Subsidiaries, are treated as a single employer under Section 414 of the Code.

"Convertible Indebtedness" means Indebtedness that is either (a) convertible into or exchangeable for common stock of the Parent (and cash in lieu of fractional shares) and/or cash (in an amount determined by reference to the price of such common stock) or (b) sold as units with call options, warrants or rights to purchase (or substantially equivalent derivative transactions) that are exercisable for common stock of the Parent and/or cash (in an amount determined by reference to the price of such common stock).

"Covered Entity" means any of the following: (a) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (b) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (c) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Covered Party" has the meaning specified in Section 11.22.

"Credit Extension" means each of the following: (a) a Borrowing; and (b) an L/C Credit Extension.

"Credit Parties" shall mean each of the Parent and the Borrower.

"Current Revolving Maturity Date" has the meaning specified in Section 2.17(a).

"Daily Simple SOFR" means with respect to any applicable determination date means the SOFR published on such date on the Federal Reserve Bank of New York's website (or any successor source).

"Debt Rating" means, as of any date of determination, the Parent's long-term issuer credit rating as determined by S&P and/or the Parent's long-term rating as determined by Moody's; provided, that (a) if the Parent has two Debt Ratings and the Debt Ratings correspond to different Pricing Levels, the Applicable Rate shall be determined by reference to the higher Pricing Level unless one of the two Debt Ratings corresponds to a Pricing Level that is two or more Pricing Levels lower than the other, in which case the Applicable Rate shall be determined by reference to the Pricing Level next below that of the higher of the two Pricing Levels corresponding to the Debt Ratings then in effect, (b) if the Parent has only one Debt Rating, the Applicable Rate shall be determined by reference to the Pricing Level corresponding to such Debt Rating, and (c) if the Parent does not have any Debt Rating (other than by reason of the circumstances referred to in the immediately following sentence), the Applicable Rate shall be determined by reference to Pricing Level 5. If the rating system of Moody's or S&P shall change, or if such rating agency shall cease to be in the business of rating corporate debt obligations, the Borrower and the Lenders shall negotiate in good faith to amend this Agreement to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Rate shall be determined by reference to the rating most recently in effect prior to such change or cessation. For purposes of this definition, Pricing Level 1 is the highest Pricing Level and Pricing Level 5 is the lowest pricing level.

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means (a) with respect to any Obligation for which a rate is specified, a rate per annum equal to two percent (2%) in excess of the rate otherwise applicable thereto, and (b) with respect to any Obligation for which a rate is not specified or available, a rate per annum equal to the Base Rate plus the Applicable Rate for Base Rate Loans plus two percent (2%), in each case, to the fullest extent permitted by applicable Law.

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"Defaulting Lender" means, subject to Section 2.16(b), any Lender that (a) has failed to (i) perform any of its funding obligations hereunder, including in respect of its Loans within two (2) Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender's good faith determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any L/C Issuer, the Swing Line Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swing Line Loans) within two (2) Business Days of the date when due, (b) has notified the Borrower, the Administrative Agent, any L/C Issuer or the Swing Line Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect with respect to its funding obligations hereunder, or generally under other agreements in which it commits to extend credit (unless such writing or public statement relates to such Lender's obligation to fund a Loan hereunder and states that such position is based on such Lender's determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided, that, such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by each of the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-In Action; provided, that, a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.16(b)) as of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the Borrower, each L/C Issuer, the Swing Line Lender and each other Lender promptly following such determination.

"Designated Counterparty" shall mean (i) any Person that is a Lender, an Arranger, the Administrative Agent or an Affiliate of a Lender, an Arranger or the Administrative Agent at the time the applicable Swap Contract or Cash Management Agreement was entered into and (ii) any Person designated in writing by the Borrower to the Administrative Agent as a Designated Counterparty from time to time.

"Designated Jurisdiction" means any country or territory to the extent that such country or territory itself is the subject or target of any Sanctions.

"Disqualified Stock" means any capital stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the Termination Date.

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition (including any Sale and Leaseback Transaction) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Dollar" and "$" mean lawful money of the United States.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a Subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Effective Date" means August 12, 2024.

"Electronic Record" and "Electronic Signature" shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

"Eligible Assignee" means any Person that meets the requirements to be an assignee under Section 11.06(b)(iv), (v) and (vi) (subject to such consents, if any, as may be required under Section 11.06(b)(iii)).

"Environmental Laws" means any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and other governmental restrictions relating to (a) the protection of the environment, (b) the effect of the environment on human health, (c) emissions, discharges or releases of pollutants, contaminants, hazardous substances or wastes into surface water, ground water or land, or (d) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, hazardous substances or wastes or the clean-up or other remediation thereof.

"Environmental Liability" means any liability (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Parent or any of its Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, including (unless the context otherwise requires) the rules or regulations promulgated thereunder.

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"Event of Default" has the meaning specified in Section 8.01.

"Excluded Swap Obligation" shall mean, with respect to any Credit Party, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Credit Party of such Swap Obligation is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Credit Party's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guaranty of such Credit Party becomes effective with respect to such Swap Obligation (which for the avoidance of doubt shall be determined after giving effect to any "keepwell, support or other agreement" (as such terms are used under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Credit Party's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guaranty of such Credit Party becomes effective with respect to such Swap Obligation). If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which the Guaranty is or becomes illegal.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to any Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 11.13), or (ii) such Lender changes its Lending Office, except in each case to the extent that pursuant to Section 3.01(a)(ii), (a)(iii) or (c), amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (c) Taxes attributable to such Recipient's failure to comply with Section 3.01(e), and (d) any U.S. federal withholding taxes imposed under FATCA.

"Extending Lender" has the meaning specified in Section 2.17(d).

"FATCA" means Sections 1471 through 1474 of the Code, as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or official practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities entered into in connection with the implementation of such sections of the Code.

"Federal Funds Rate" means, for any day, the rate per annum calculated by the Federal Reserve Bank of New York based on such day's federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided, that, if the Federal Funds Rate as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

"Fee Letter" means each of (a) the Bank of America Fee Letter, (b) the JPMorgan Fee Letter, (c) the MSSF Fee Letter and (d) the Joint Fee Letter.

"Foreign Lender" means, with respect to the Borrower, a Lender that is not a U.S. Person. For purposes of this definition, the United States, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"Foreign Pension Plan" means any defined benefit plan as described in Section 3(35) of ERISA for which the Parent, any Subsidiary or any member of the Controlled Group is a sponsor or administrator or to which the Parent, any Subsidiary or any member of the Controlled Group has any liability, and which (a) is maintained or contributed to for the benefit of employees of the Parent, any of its Subsidiaries or any member of its Controlled Group, (b) is not covered by ERISA pursuant to Section 4(b)(4) of ERISA, and (c) under applicable local law, is required to be funded through a trust or other funding vehicle.

"Fronting Exposure" means, at any time there is a Defaulting Lender that is a Revolving Lender, (a) with respect to each L/C Issuer, such Defaulting Lender's Applicable Revolving Percentage of the outstanding L/C Obligations with respect to Letters of Credit issued by such L/C Issuer, other than any such L/C Obligations as to which such Defaulting Lender's participation obligation has been reallocated to other Revolving Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to the Swing Line Lender, such Defaulting Lender's Applicable Revolving Percentage of Swing Line Loans other than Swing Line Loans as to which such Defaulting Lender's participation obligation has been reallocated to other Revolving Lenders or Cash Collateralized in accordance with the terms hereof.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

"Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including the Financial Conduct Authority, the Prudential Regulation Authority and any supra-national bodies such as the European Union or the European Central Bank).

"Guarantee" means, as to any Person, any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of the kind described in the definition thereof or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (b) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (d) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, that, the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Guaranteed Cash Management Agreement" shall mean any Cash Management Agreement that (a) is in effect on the Effective Date between any Credit Party or any of its Subsidiaries and a Designated Counterparty or (b) is entered into after the Effective Date between any Credit Party or any of its Subsidiaries and any counterparty that is a Designated Counterparty at the time such Cash Management Agreement is entered into, in each case, that has been designated to the Administrative Agent by written notice from the Borrower as being a Guaranteed Cash Management Agreement for the purposes of the Loan Documents, it being understood that each Designated Counterparty thereto shall be deemed to appoint the Administrative Agent as its agent under the applicable Loan Documents.

"Guaranteed Cash Management Obligations" shall mean all Cash Management Obligations of any Credit Party or any of its Subsidiaries under any Guaranteed Cash Management Agreement.

"Guaranteed Obligations" means all Obligations of the Borrower together with (a) all Guaranteed Cash Management Obligations and (b) all Guaranteed Swap Obligations.

"Guaranteed Party" means each of the Administrative Agent, the Arrangers, the Lenders (including each L/C Issuer in its capacity as such) and the Designated Counterparties, from time to time,

"Guaranteed Swap Obligations" shall mean all Swap Obligations of any Credit Party or any of its Subsidiaries under each Swap Contract that (a) is in effect on the Effective Date between any Credit Party or any of its Subsidiaries and a Designated Counterparty or (b) is entered into after the Effective Date between any Credit Party or any of its Subsidiaries and any counterparty that is a Designated Counterparty at the time such Swap Contract is entered into, in each case, that has been designated to the Administrative Agent by written notice from the Borrower as being a Guaranteed Swap Obligation for the purpose of the Loan Documents, it being understood that each Designated Counterparty thereto shall be deemed to appoint the Administrative Agent as its agent under the applicable Loan Documents.

"Guaranty" means the Guarantee made by the Parent under Article X.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"HMT" has the meaning specified in the definition of "Sanction(s)."

"Increase Effective Date" has the meaning specified in Section 2.14(d).

"Incremental Amount" means, as of any date of determination, the sum of (a) $250,000,000, minus (b) the aggregate principal amount of increases in the Aggregate Revolving Commitments implemented pursuant to Section 2.14 prior to such date.

"Indebtedness" of a Person means, without duplication, (a) the obligations of such Person (i) for borrowed money, (ii) under or with respect to notes payable which represent extensions of credit (whether or not representing obligations for borrowed money) to such Person, (iii) constituting reimbursement obligations with respect to letters of credit and banker's acceptances issued for the account of such Person, (iv) for the deferred purchase price of property or services (other than current accounts payable arising in the ordinary course of such Person's business payable on terms customary in the trade), (v) for its Contingent Obligations, (vi) for its Net Mark-to-Market Exposure under Swap Contracts, (vii) for its Capitalized Lease Obligations and (viii) with respect to Disqualified Stock, (b) the obligations of others, whether or not assumed, secured by Liens on property of such Person or payable out of the proceeds of, or production from, property or assets now or hereafter owned or acquired by such Person and (c) any other obligation or other financial accommodation which in accordance with Agreement Accounting Principles would be shown as a liability on the consolidated balance sheet of such Person.

"Indebtedness for Borrowed Money" of a Person means, without duplication, (a) the outstanding principal amount of indebtedness for borrowed money (whether or not evidenced by bonds, debentures, notes or similar instruments), (b) obligations for the deferred purchase price of property or services (other than (i) trade accounts payable, intercompany charges and expenses, deferred revenue and other accrued liabilities (including deferred payments in respect of services by employees), in each case incurred in the ordinary course of business and (ii) any earn-out obligation or other post-closing balance sheet adjustment prior to such time as it becomes a liability on the balance sheet of the Parent in accordance with US GAAP), (c) Capitalized Lease Obligations, (d) unpaid reimbursement obligations with respect to drawn letters of credit and banker's acceptances issued for the account of such Person (to the extent not already cash collateralized) and (e) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of any other Person of the kinds referred to in clause (a), (b), (c) or (d) above. Notwithstanding the foregoing, clause (c) shall not include any obligations of the Parent or any Subsidiary classified as Capitalized Lease Obligations under US GAAP or for other accounting purposes, but for which the Parent and its Subsidiaries do not make and are not required to make any cash payment. For the avoidance of doubt, "Indebtedness for Borrowed Money" shall not include any Permitted Bond Hedge Transaction or Permitted Warrant Transaction.

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document, and (b) to the extent not otherwise described in clause (a), Other Taxes.

"Indemnitee" has the meaning specified in Section 11.04(b).

"Information" has the meaning specified in Section 11.07.

"Interest Payment Date" means, (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Revolving Maturity Date; provided, that, if any Interest Period for such Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan and any Swing Line Loan, the last Business Day of each April, July, October and January and the Revolving Maturity Date.

"Interest Period" means, as to each Term SOFR Loan, the period commencing on the date such Term SOFR Loan is disbursed or converted to or continued as a Term SOFR Loan and ending on the date one, three or six months thereafter (in each case, subject to availability for the interest rate applicable to the relevant currency) as selected by the applicable Borrower in its Loan Notice, or such other period that is six months or less requested by the applicable Borrower and consented to by all of the Appropriate Lenders; provided, that: (a) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day; (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and (c) no Interest Period shall extend beyond the Revolving Maturity Date.

"IRS" means the United States Internal Revenue Service.

"ISDA Definitions" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

"ISP" means the International Standby Practices, International Chamber of Commerce Publication No. 590 (or such later version thereof as may be in effect at the time of the applicable L/C Credit Extension).

"Issuer Documents" means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by an L/C Issuer and the Borrower (or any Subsidiary) or in favor of such L/C Issuer and relating to such Letter of Credit.

"Joint Fee Letter" means the fee letter agreement, dated July 23, 2024, among the Borrower, Bank of America, BofA Securities, JPMorgan and MSSF.

"JPMorgan" means JPMorgan Chase Bank, N.A., and its successors.

"JPMorgan Fee Letter" means the fee letter agreement, dated July 23, 2024, among the Borrower and JPMorgan.

"Judgment Currency" has the meaning specified in Section 11.23.

"Laws" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"L/C Commitment" means, with respect to each L/C Issuer, such L/C Issuer's commitment to issue Letters of Credit hereunder. The initial amount of each L/C Issuer's L/C Commitment is set forth on Schedule 2.01. The L/C Commitment of an L/C Issuer may be modified from time to time by agreement between such L/C Issuer and the Borrower, and notified to the Administrative Agent.

"L/C Credit Extension" means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

"L/C Disbursement" means a payment made by an L/C Issuer pursuant to a Letter of Credit.

"L/C Issuer" means each of Bank of America, JPMorgan and MSSF, in each case in its capacity as issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder. Each L/C Issuer may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such L/C Issuer, in which case the term "L/C Issuer" shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate. Each reference herein to the "L/C Issuer" in connection with a Letter of Credit or other matter shall be deemed to be a reference to the relevant L/C Issuer with respect thereto.

"L/C Obligations" means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit, plus the aggregate of all Unreimbursed Amounts. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.06. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"Lender" means each of the Persons identified as a "Lender" on the signature pages hereto, each other Person that becomes a "Lender" in accordance with this Agreement and their successors and permitted assigns and, unless the context requires otherwise, includes the Swing Line Lender.

"Lender Parties" and "Lender Recipient Parties" mean, collectively, the Lenders, the Swing Line Lender and the L/C Issuers.

"Lending Office" means, as to the Administrative Agent, any L/C Issuer or any Lender, the office or offices of such Person described as such in such Person's Administrative Questionnaire, or such other office or offices as such Person may from time to time notify the Borrower and the Administrative Agent in writing, which office may include any Affiliate of such Person or any domestic or foreign branch of such Person or such Affiliate.

"Letter of Credit" means any standby letter of credit issued hereunder. Letters of Credit issued by any L/C Issuer shall only be issued in Dollars.

"Letter of Credit Application" means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the applicable L/C Issuer.

"Letter of Credit Expiration Date" means the date that is seven Business Days prior to the Revolving Maturity Date.

"Letter of Credit Fee" has the meaning specified in Section 2.03(l).

"Letter of Credit Report" means a certificate substantially the form of Exhibit J or any other form approved by the Administrative Agent.

"Letter of Credit Sublimit" means, as of any date of determination, an amount equal to the lesser of (a) $75,000,000, and (b) the amount of the Aggregate Revolving Commitments as of such date. The Letter of Credit Sublimit is part of, and not in addition to, the Aggregate Revolving Commitments.

"Lien" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"Loan" means an extension of credit by a Lender to a Borrower under Article II in the form of a Committed Revolving Loan or a Swing Line Loan.

"Loan Documents" means this Agreement, each Note, each Issuer Document, each Fee Letter, any agreement creating or perfecting rights in Cash Collateral pursuant to the provisions of this Agreement, each Assumption Agreement and each other document, instrument or agreement designated in writing by the Borrower and the Administrative Agent as a "Loan Document" (in each case, including all exhibits and schedules thereto).

"Loan Notice" means a notice of (a) a Committed Revolving Borrowing, (b) a conversion of Committed Revolving Loans from one Type to the other, or (c) a continuation of Term SOFR Loans, pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the applicable Borrower.

"Major Subsidiary" means any Subsidiary which has at any time total assets (after intercompany eliminations) exceeding 10% of Consolidated Assets.

"Mandatory Cost" means any amount incurred periodically by any Lender during the term of this Agreement which constitutes fees, costs or charges imposed on lenders generally in the jurisdiction in which such Lender is domiciled, is subject to regulation by any Governmental Authority, or has its Lending Office.

"Master Agreement" has the meaning specified in the definition of "Swap Contract."

"Material Acquisition" shall mean any Acquisition the total consideration for which is equal to or greater than $350,000,000.

"Material Adverse Effect" means a material adverse effect on (a) the financial condition, results of operations, business or Property of the Parent and its Subsidiaries taken as a whole or (b) the rights of or remedies available to the Lenders or the Administrative Agent against the Credit Parties under the Loan Documents, taken as a whole.

"Maturity Date" means the Revolving Maturity Date.

"Maximum Rate" has the meaning specified in Section 11.09.

"Minimum Collateral Amount" means, at any time, (a) with respect to Cash Collateral consisting of cash or deposit account balances, an amount equal to one hundred two percent (102%) of the Fronting Exposure of the L/C Issuers with respect to Letters of Credit issued and outstanding at such time and (b) otherwise, an amount determined by the Administrative Agent and the L/C Issuers in their sole discretion.

"Moody's" means Moody's Investors Service, Inc., and any successor thereto.

"MSSF" means Morgan Stanley Senior Funding, Inc., and its successors.

"MSSF Fee Letter" means the fee letter agreement, dated July 23, 2024, among the Borrower and MSSF.

"Multiemployer Plan" means a multiemployer plan as defined in Section 3(37) of ERISA that is subject to Title IV of ERISA and to which the Parent, any Subsidiary or any member of the Controlled Group makes a contribution or is obligated to make contributions or otherwise has liability.

"Net Mark-to-Market Exposure" of a Person means, as of any date of determination, the excess (if any) of all unrealized losses over all unrealized profits of such Person arising from Swap Contracts. "Unrealized losses" means the fair market value of the cost to such Person of replacing such Swap Contract as of the date of determination (assuming the Swap Contract were to be terminated as of that date), and "unrealized profits" means the fair market value of the gain to such Person of replacing such Swap Contract as of the date of determination (assuming such Swap Contract were to be terminated as of that date).

"Non-Consenting Lender" means any Lender that does not approve any consent, waiver or amendment that (a) requires the approval of all Lenders or all affected Lenders in accordance with the terms of Section 11.01, and (b) has been approved by the Required Lenders.

"Non-Defaulting Lender" means, at any time, each Lender that is not a Defaulting Lender at such time.

"Non-Extending Lender" has the meaning specified in Section 2.17(b).

"Non-Extension Notice Date" has the meaning specified in Section 2.03(b).

"Non-Reimbursement Notice" has the meaning specified in Section 2.03(f).

"Note" means a Revolving Note or a Swing Line Note.

"Notice Date" has the meaning specified in Section 2.17(b).

"Notice of Loan Prepayment" means a notice of prepayment with respect to a Loan, which shall be substantially in the form of Exhibit C or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the Borrower.

"Obligations" means all advances to, and debts, liabilities, obligations, covenants and duties of, each Credit Party arising under any Loan Document or otherwise with respect to any Loan or Letter of Credit, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Credit Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

"OFAC" means the Office of Foreign Assets Control of the United States Department of the Treasury.

"Organization Documents" means: (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); and (d) with respect to any entity, any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization (or equivalent or comparable documents with respect to any non-U.S. jurisdiction).

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising solely from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"Other Taxes" means all present or future stamp, documentary, intangible, recording or filing taxes or any similar taxes, charges or levies arising from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06).

"Outstanding Amount" means (a) with respect to Committed Revolving Loans and Swing Line Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Committed Revolving Loans and Swing Line Loans, as the case may be, occurring on such date, and (b) with respect to any L/C Obligations on any date, the aggregate outstanding amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Borrower of Unreimbursed Amounts.

"Overnight Rate" means, for any day, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent, the applicable L/C Issuer, or the Swing Line Lender, as the case may be, in accordance with banking industry rules on interbank compensation.

"Parent" has the meaning specified in the introductory paragraph.

"Parent SEC Report" means the Parent's Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

"Participant" has the meaning specified in Section 11.06(d).

"Participant Register" has the meaning specified in Section 11.06(d).

"PATRIOT Act" has the meaning specified in Section 11.17.

"PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"Permitted Bond Hedge Transaction" means any call or capped call option (or substantively equivalent derivative transaction) on the Parent's common stock purchased in connection with the issuance of any Convertible Indebtedness; provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds from the sale of any related Permitted Warrant Transaction, does not exceed the net proceeds received from the sale of such Convertible Indebtedness issued in connection with the Permitted Bond Hedge Transaction.

"Permitted Holders" means (a) Michael Cannon-Brookes, the Parent's Co-Chief Executive Officer on the date hereof, and Scott Farquhar, the Parent's Co-Chief Executive Officer on the date hereof, and (b) each of the respective Affiliated Holders of the persons referred to in clause (a) of this definition.

"Permitted Refinancing" means, with respect to any Indebtedness of any Person, any modification, refinancing, refunding, renewal or extension of such Indebtedness; provided, that, the principal amount thereof does not exceed the sum of (a) the outstanding principal amount of the Indebtedness so modified, refinanced, refunded, renewed or extended, plus (b) prepayment premiums paid by such Person, and reasonable and customary fees and expenses incurred by such Person, in connection with such modification, refinancing, refunding, renewal or extension.

"Permitted Warrant Transaction" means any call option, warrant or right to purchase (or substantively equivalent derivative transaction) on the Parent's common stock sold substantially concurrently with any purchase of a related Permitted Bond Hedge Transaction.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means an employee benefit plan other than a Multiemployer Plan which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code as to which the Parent, any Subsidiary or any member of the Controlled Group may have liability.

"Platform" has the meaning specified in Section 6.01.

"Pro Forma Basis" means, that in the calculation of (a) any financial ratio or test hereunder, or (b) the financial covenant set forth in Section 7.05, in connection with any transaction described in Section 1.03(d) (including the incurrence of any Indebtedness in connection therewith), such transaction shall be deemed to have occurred as of the first day of the most recent four fiscal quarter period preceding the date of such transaction for which financial statements were required to be delivered pursuant to Section 6.01(a) or Section 6.01(b). In connection with the foregoing, (i) with respect to any Disposition, (A) income statement and cash flow statement items (whether positive or negative) attributable to the property disposed of shall be excluded, and (B) Indebtedness which is retired or repaid shall be excluded and deemed to have been retired as of the first day of the applicable period, (ii) with respect to any Acquisition, (A) income statement and cash flow statement items attributable to the Person or property acquired shall be included to the extent (1) such items are not otherwise included in such income statement and cash flow statement items for the Parent and its Subsidiaries in accordance with US GAAP or in accordance with any defined terms set forth in Section 1.01, and (2) such items are supported by financial statements or other information reasonably relied upon by the Parent (it being understood and agreed that to the extent such financial statements or other information reasonably relied upon by the Parent are not available with respect to any Acquisition, the items described in this clause (ii)(A) shall not be included for such Acquisition), and (B) any Indebtedness incurred or assumed by the Parent or any Subsidiary (including the Person or property acquired) in connection with such transaction and any Indebtedness of the Person or property acquired which is not retired in connection with such transaction (1) shall be deemed to have been incurred as of the first day of the applicable period, and (2) if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination, and (iii) with respect to the incurrence of any Indebtedness, (A) such Indebtedness shall be deemed to have been incurred as of the first day of the applicable period, and (B) if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination.

"Property" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

"PTE" means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

"Public Lender" has the meaning specified in Section 6.01.

"QFC" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

"QFC Credit Support" has the meaning specified in Section 11.22.

"Rate Determination Date" means, with respect to any Interest Period, two Business Days prior to the commencement of such Interest Period (or such other day as is generally treated as the rate fixing day by market practice in such interbank market, as determined by the Administrative Agent; provided, that, to the extent such market practice is not administratively feasible for the Administrative Agent, then "Rate Determination Date" means such other day as otherwise reasonably determined by the Administrative Agent).

"Recipient" means the Administrative Agent, any Lender, any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder.

"Register" has the meaning specified in Section 11.06(c).

"Regulation U" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors.

"Regulation X" means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors.

"Related Indemnified Party" of an Indemnitee means (a) any Controlling Person or Controlled Affiliate of such Indemnitee, (b) the respective directors, officers or employees of such Indemnitee or any of its Controlling Persons or Controlled Affiliates, and (c) the respective agents of such Indemnitee or any of its Controlling Persons or Controlled Affiliates, in the case of this clause (c), acting on behalf of, or at the express instructions of, such Indemnitee, Controlling Person or such Controlled Affiliate; provided, that, each reference to a Controlling Person, Controlled Affiliate, director, officer or employee in this definition pertains to a Controlling Person, Controlled Affiliate, director, officer or employee involved in the negotiation of the Loan Documents or the syndication of the credit facility provided for herein.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person's Affiliates.

"Removal Effective Date" has the meaning specified in Section 9.06(b).

"Reportable Event" means a reportable event, as defined in Section 4043 of ERISA and the regulations issued under such Section, with respect to a Plan, excluding, however, such events as to which the PBGC has by regulation or otherwise waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days of the occurrence of such event; provided, however, that a failure to meet the minimum funding standard of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(c) of the Code.

"Request for Credit Extension" means (a) with respect to a Committed Revolving Borrowing or a conversion or continuation of Committed Revolving Loans, a Loan Notice, (b) with respect to an L/C Credit Extension, a Letter of Credit Application, and (c) with respect to a Swing Line Borrowing, a Swing Line Loan Notice.

"Required Lenders" means, at any time, Lenders having Total Credit Exposures representing more than fifty percent (50)% of the Total Credit Exposures of all Lenders at such time. The Total Credit Exposure of any Defaulting Lender shall be disregarded in determining Required Lenders at any time; provided, that, the amount of any participation in any Swing Line Loan and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the Swing Line Lender or the applicable L/C Issuer, as the case may be, in making such determination.

"Requisite Amount" means $225,000,000.

"Rescindable Amount" has the meaning specified in Section 2.12(b).

"Resignation Effective Date" has the meaning specified in Section 9.06(a).

"Resolution Authority" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Responsible Officer" means, with respect to any Credit Party, (a) the chief executive officer, president, co-president, chief financial officer (or principal financial officer with similar responsibilities), treasurer, assistant treasurer, controller, general counsel, secretary or director of such Credit Party, (b) solely for purposes of the delivery of secretary and/or incumbency certificates, the secretary, any assistant secretary or any director of such Credit Party, and (c) solely for purposes of notices given pursuant to Article II, (i) any other officer or employee of such Credit Party so designated by any Responsible Officer of such Credit Party identified in clause (a) or clause (b) above in a notice to the Administrative Agent, (ii) any other officer or employee of any Credit Party designated by such Credit Party pursuant to an agreement between such Credit Party and the Administrative Agent or (iii) any director of such Credit Party. Any document delivered hereunder that is signed by a Responsible Officer of a Credit Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Credit Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Credit Party. To the extent requested by the Administrative Agent, each Responsible Officer of the Credit Parties will provide an incumbency certificate in form and substance reasonably satisfactory to the Administrative Agent.

"Revolving Commitment" means, as to each Revolving Lender, its obligation to (a) make Committed Revolving Loans to the Borrower pursuant to Section 2.01, (b) purchase participations in L/C Obligations, and (c) purchase participations in Swing Line Loans, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Revolving Lender's name on Schedule 2.01 or in the Assignment and Assumption or other documentation pursuant to which such Revolving Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

"Revolving Credit Exposure" means, as to any Revolving Lender at any time, the aggregate principal amount of such Revolving Lender's outstanding Committed Revolving Loans at such time, plus such Revolving Lender's participation in L/C Obligations at such time, plus such Revolving Lender's participation in Swing Line Loans at such time.

"Revolving Lender" means, at any time (a) so long as any Revolving Commitment is in effect, any Person that has a Revolving Commitment at such time, or (b) if the Aggregate Revolving Commitments have been terminated or have expired, any Person that has a Committed Revolving Loan or a participation in L/C Obligations or Swing Line Loans at such time.

"Revolving Maturity Date" means August 12, 2029; provided, that, if such date is not a Business Day, the Revolving Maturity Date shall be the next preceding Business Day.

"Revolving Note" means a promissory note made by the Borrower in favor of a Revolving Lender evidencing Committed Revolving Loans made by such Revolving Lender, substantially in the form of Exhibit D-1.

"S&P" means Standard & Poor's Financial Services LLC, a subsidiary of S&P Global Inc., and any successor thereto.

"Sale and Leaseback Transaction" means, with respect to any Person, any arrangement, directly or indirectly, whereby such Person shall sell or transfer any property used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

"Sanction(s)" means any economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States Government (including, without limitation, OFAC or the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, or His Majesty's Treasury of the United Kingdom ("HMT") or other applicable sanctions authority.

"Scheduled Unavailability Date" has the meaning specified in Section 3.03(b).

"SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

"Securitization Subsidiary" means any Subsidiary in each case formed for the purpose of and that solely engages in one or more Securitization Transactions and other activities reasonably related thereto.

"Securitization Transaction" means, with respect to any Person, any financing transaction or series of financing transactions (including factoring arrangements) pursuant to which such Person or any Subsidiary of such Person may sell, convey or otherwise transfer, or grant a security interest in, accounts, payments, receivables, rights to future lease payments or residuals or similar rights to payment to a Securitization Subsidiary of such Person.

"SOFR" means the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York (or a successor administrator).

"SOFR Adjustment" means 0.10%.

"SOFR Administrator" means the Federal Reserve Bank of New York, as the administrator of SOFR, or any successor administrator of SOFR designated by the Federal Reserve Bank of New York.

"Solvent" and "Solvency" mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute an unreasonably small capital, and (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become an actual or matured liability.

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Parent (whether direct or indirect).

"Substantial Portion" means, on any date of determination, with respect to the Property of the Parent and its Subsidiaries, Property which represents more than ten percent (10%) of the Consolidated Assets of the Parent and its Subsidiaries on such date.

"Successor Rate" has the meaning assigned in Section 3.03(b).

"Supported QFC" has the meaning specified in Section 11.22.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement. For the avoidance of doubt, the following shall not be deemed a "Swap Contract": (i) any phantom stock or similar plan (including any stock option plan) providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Parent or its Subsidiaries, (ii) any stock option or warrant agreement for the purchase of equity interests of the Parent, (iii) the purchase of equity interests or Indebtedness (including securities convertible into equity interests) of the Parent pursuant to delayed delivery contracts, (iv) any Permitted Bond Hedge Transaction or Permitted Warrant Transaction, or (v) any of the foregoing to the extent that it constitutes a derivative embedded in a convertible security issued by the Parent.

"Swap Obligations" means all obligations, indebtedness and liabilities (other than Excluded Swap Obligations) of any Credit Party or any of its Subsidiaries, to any Lender or any Affiliate of any Lender which arise pursuant to any Swap Contract with any Credit Party or any of its Subsidiaries, whether now existing or hereafter arising, whether direct, indirect, related, unrelated, fixed, contingent, liquidated, unliquidated, joint, several, or joint and several, including, without limitation, all fees, costs and expenses (including reasonable attorneys' fees and expenses) provided for in such Swap Contracts.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

"Swing Line Borrowing" means a borrowing of a Swing Line Loan pursuant to Section 2.04.

"Swing Line Lender" means Bank of America in its capacity as provider of Swing Line Loans, or any successor swing line lender hereunder.

"Swing Line Loan" has the meaning specified in Section 2.04(a).

"Swing Line Loan Notice" means a notice of a Swing Line Borrowing pursuant to Section 2.04(b), which shall be substantially in the form of Exhibit B or such other form as approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the Borrower.

"Swing Line Note" means a promissory note made by the Borrower in favor of the Swing Line Lender evidencing Swing Line Loans made by the Swing Line Lender, substantially in the form of Exhibit D-2.

"Swing Line Sublimit" means, as of any date of determination, an amount equal to the lesser of (a) $100,000,000, and (b) the amount of the Aggregate Revolving Commitments as of such date. The Swing Line Sublimit is part of, and not in addition to, the Aggregate Revolving Commitments.

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Term SOFR" means

(a)   for any Interest Period with respect to a Term SOFR Loan, the rate per annum equal to the Term SOFR Screen Rate two (2) U.S. Government Securities Business Days prior to the commencement of such Interest Period with a term equivalent to such Interest Period; provided that if the rate is not published prior to 11:00 a.m. on such determination date then Term SOFR means the Term SOFR Screen Rate on the first U.S. Government Securities Business Day immediately prior thereto, in each case, *plus* the SOFR Adjustment for such Interest Period; and

(b)   for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to the Term SOFR Screen Rate two (2) U.S. Government Securities Business Days prior to such date with a term of one month commencing that day; provided, that if the rate is not published prior to 11:00 am on such determination date then Term SOFR means the Term SOFR Screen Rate on the first U.S. Government Securities Business Day immediately prior thereto, in each case, plus the SOFR Adjustment for such term;

provided that if the Term SOFR determined in accordance with either of the foregoing provisions (a) or (b) of this definition would otherwise be less than zero, the Term SOFR shall be deemed zero for purposes of this Agreement.

"Term SOFR Loan" means a Loan that bears interest at a rate based on clause (a) of the definition of Term SOFR.

"Term SOFR Replacement Date" has the meaning specified in Section 3.03(b)(ii).

"Term SOFR Screen Rate" means the forward-looking SOFR term rate administered by CME (or any successor administrator satisfactory to the Administrative Agent) and published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time).

"Term SOFR Successor Date" has the meaning specified in Section 3.03(b)(ii).

"Termination Date" means the date on which (a) the Aggregate Revolving Commitments have expired or terminated, (b) all Loans and Obligations (other than contingent indemnification obligations for which no claim or demand has been made) have been paid in full, and (c) all Letters of Credit have expired or have been terminated (or have been Cash Collateralized or back-stopped by a letter of credit or otherwise in a manner reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer).

"Total Credit Exposure" means, as to any Lender at any time, the unused Commitments of such Lender at such time, plus the Revolving Credit Exposure of such Lender at such time.

"Total Revolving Credit Exposure" means, as to any Revolving Lender at any time, the unused Revolving Commitment of such Revolving Lender at such time, plus the Revolving Credit Exposure of such Revolving Lender at such time.

"Total Revolving Outstandings" means, as of any date of determination, an amount equal to (a) the aggregate Outstanding Amount of all Committed Revolving Loans at such time, plus (b) the aggregate Outstanding Amount of all Swing Line Loans at such time, plus (c) the aggregate Outstanding Amount of all L/C Obligations at such time.

"Type" means, with respect to a Committed Revolving Loan, its character as a Base Rate Loan or a Term SOFR Loan.

"UCC" means the Uniform Commercial Code as in effect from time to time in the State of New York.

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person subject to IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Unfunded Liabilities" means the amount (if any) by which the present value of all vested and unvested accrued benefits under all Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using PBGC actuarial assumptions for single employer plan terminations.

"United States" and "U.S." mean the United States of America.

"Unreimbursed Amount" has the meaning specified in Section 2.03(f).

"US GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, consistently applied and in effect from time to time.

"U.S. Government Securities Business Day" means any Business Day, except any Business Day on which any of the Securities Industry and Financial Markets Association, the New York Stock Exchange or the Federal Reserve Bank of New York is not open for business because such day is a legal holiday under the federal laws of the United States or the laws of the State of New York, as applicable.

"U.S. Person" means any Person that is a "United States person" as defined in Section 7701(a)(30) of the Code.

"U.S. Special Resolution Regimes" has the meaning specified in Section 11.22.

"U.S. Tax Compliance Certificate" has the meaning specified in Section 3.01(e)(ii)(B)(3).

"Withholding Agent" means the Borrower and the Administrative Agent.

"Write-Down and Conversion Powers" means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02   Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)   The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified or extended, replaced or refinanced, including by way of any supplement or joinder agreement (subject to any restrictions on such amendments, restatements, amendments and restatements, supplements, modifications, extensions, replacements or refinancings set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, restated, amended and restated, modified or supplemented from time to time, (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (vii) definitions given in singular form shall, when used in their plural form, mean a collective reference to each such person, place or thing and definitions given in plural form shall, when used in their singular form, mean an (or the applicable) individual person place or thing among the group of persons, places or things defined. Any and all references to "Credit Party" regardless of whether preceded by the term "a", "any", "each of", "all", "and/or", or any other similar term shall be deemed to refer, as the context requires, to each and every (and/or any, one or all) parties constituting a Credit Party, individually and/or in the aggregate.

(b)   In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(c)   Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(d)   Any reference herein to a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, or an allocation of assets to a series of a limited liability company (or the unwinding of such a division or allocation), as if it were a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company shall constitute a separate Person hereunder (and each division of any limited liability company that is a Subsidiary, joint venture or any other like term shall also constitute such a Person).

1.03   **Accounting Terms.** (a) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, US GAAP, as in effect from time to time, except as otherwise specifically prescribed herein. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made without giving effect to any election under Accounting Standards Codification 825 or Accounting Standard Codification 470-20 (or any other Financial Accounting Standard or Accounting Standards Codification having a similar result or effect) to value any Indebtedness or other liabilities of the Credit Parties or any Subsidiary at "fair value," as defined therein.

(b)   Changes in US GAAP. If at any time any change in US GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent and the Borrower shall negotiate in good faith to amend such ratio or requirement (without the payment of any amendment or similar fee) to preserve the original intent thereof in light of such change in US GAAP (subject to the approval of the Required Lenders); provided, that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with US GAAP prior to such change therein, and (ii) the Borrower shall provide to the Administrative Agent (for distribution to the Lenders) financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in US GAAP.

(c)   Consolidation of Variable Interest Entities. All references herein to consolidated financial statements of the Parent and its Subsidiaries or to the determination of any amount for the Parent and its Subsidiaries on a consolidated basis or any similar reference shall, in each case, be deemed to include each material variable interest entity that any Credit Party is required to consolidate pursuant to FASB Accounting Standards Codification 810 - Consolidation of Variable Interest Entities: an interpretation of ARB No. 51 (January 2003) as if such variable interest entity were a Subsidiary as defined herein.

(d)   Calculations. Notwithstanding the above, the parties hereto acknowledge and agree that all calculations of financial ratios and tests or the financial covenant in Section 7.05 (including for purposes of determining the Applicable Rate) for any period shall be made on a Pro Forma Basis with respect to (i) any Disposition of all of the Equity Interests of, or all or substantially all of the assets of, a Subsidiary, occurring during such period, (ii) any Disposition of a line of business or division of the Parent or any Subsidiary occurring during such period, (iii) any Acquisition consummated in such period, and (iv) the incurrence of any Indebtedness in such period.

1.04   Rounding. Any financial ratios required to be maintained by any Credit Party pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05   Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.06   Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, that, with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.07   Timing of Payment or Performance. When payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of "Interest Period", "Revolving Maturity Date", and as described in Section 2.17(c) and Section 2.17(d)) or performance shall extend to the immediately succeeding Business Day, and, in the case of any payment accruing interest or fees, interest or fees thereon shall be payable for the period of such extension.

1.08   **Interest Rates**. The Administrative Agent does not warrant, nor accept responsibility, nor shall the Administrative Agent have any liability with respect to the administration, submission or any other matter related to any reference rate referred to herein, the selection of rates, any related spread or adjustment or with respect to any rate that is an alternative or replacement for or successor to any such rate (including, without limitation, any Successor Rate) (or any component of any of the foregoing) or the effect of any of the foregoing, or of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions or other activities that affect any reference rate referred to herein, or any alternative, successor or replacement rate (including, without limitation, any Successor Rate) (or any component of any of the foregoing) or any related spread or other adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any reference rate referred to herein or any alternative, successor or replacement rate (including, without limitation, any Successor Rate) (or any component of any of the foregoing), in each case pursuant to the terms of this Agreements, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or other action or omission related to or affecting the selection, determination, or calculation of any rate (or component thereof) provided by any such information source or service.

ARTICLE II
COMMITMENTS AND CREDIT EXTENSIONS

2.01   **Loans.** Subject to the terms and conditions set forth herein, each Revolving Lender severally agrees to make revolving loans (each such loan, a "Committed Revolving Loan") to the Borrower in Dollars from time to time, on any Business Day during the Availability Period for the Aggregate Revolving Commitments, in an aggregate amount not to exceed at any time outstanding the amount of such Revolving Lender's Revolving Commitment; provided, that, after giving effect to any Committed Revolving Borrowing, (i) the Total Revolving Outstandings shall not exceed the Aggregate Revolving Commitments and (ii) the Revolving Credit Exposure of any Revolving Lender shall not exceed such Revolving Lender's Revolving Commitment. Within the limits of each Revolving Lender's Revolving Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01, prepay under Section 2.05, and reborrow under this Section 2.01. Committed Revolving Loans may be Base Rate Loans or Term SOFR Loans, as further provided herein.

2.02   **Committed Revolving Borrowings; Conversions and Continuations of Committed Revolving Loans.** (a) Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Term SOFR Loans shall be made upon the applicable Borrower's irrevocable notice to the Administrative Agent, which may be given by telephone or a Loan Notice; provided, that, any telephonic notice by the applicable Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a Loan Notice, appropriately completed and signed by a Responsible Officer of the applicable Borrower. Each Loan Notice must be received by the Administrative Agent not later than (i) 1:00 p.m. three (3) U.S. Government Securities Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Term SOFR Loans or of any conversion of Term SOFR Loans to Base Rate Loans and (ii) 11:00 a.m. on the requested date of any Borrowing of Base Rate Loans; provided, that, if the applicable Borrower wishes to request Term SOFR Loans having an Interest Period other than one (1), three (3) or six (6) months in duration as provided in the definition of "Interest Period," the applicable Loan Notice must be received by the Administrative Agent not later than 1:00 p.m. four (4) U.S. Government Securities Business Days prior to the requested date of such Borrowing, conversion or continuation of Term SOFR Loans, whereupon the Administrative Agent shall give prompt notice to the Appropriate Lenders of such request and determine whether the requested Interest Period is acceptable to all of the Appropriate Lenders. Not later than 1:00 p.m. three (3) U.S. Government Securities Business Days before the requested date of such Borrowing, conversion or continuation of Term SOFR Loans, the Administrative Agent shall notify the applicable Borrower (which notice may be by telephone) whether or not the requested Interest Period has been consented to by all the Appropriate Lenders. Each Borrowing of, conversion to or continuation of Term SOFR Loans shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Except as provided in Sections 2.03(c) and 2.04(c), each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Loan Notice shall specify (a) the applicable facility and (b) whether the Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Term SOFR Loans, (c) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (d) the principal amount of Loans to be borrowed, converted or continued, (e) the Type of Loans to be borrowed or to which existing Loans are to be converted and (f) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, converted to or continued as, Term SOFR Loans with an Interest Period of one (1) month. Any such automatic continuation of Term SOFR Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Term SOFR Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Term SOFR Loans in any such Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.

(b)   Following receipt of a Loan Notice, the Administrative Agent shall promptly notify each Appropriate Lender of the amount of its Applicable Percentage of the applicable Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall promptly notify each Appropriate Lender of the details of any conversion to or automatic continuation of Term SOFR Loans, as described in the preceding subsection. In the case of a Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent's Office not later than 3:00 p.m. on the Business Day specified in the applicable Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02 and, if such Borrowing is the initial Credit Extension, Section 4.01, the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of Bank of America with the amount of such funds, or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower.

(c)   Except as otherwise provided herein, a Term SOFR Loan may be continued or converted only on the last day of an Interest Period for such Term SOFR Loan. During the continuance of a Default, no Loans may be requested as, converted to or continued as Term SOFR Loans, in each case without the consent of the Required Lenders and the Required Lenders may demand that any or all of the outstanding Term SOFR Loans be converted immediately to Base Rate Loans on the last day of the then current Interest Period with respect thereto.

(d)   Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error.

(e)   After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than ten (10) Interest Periods in effect with respect to Term SOFR Loans.

(f)   Notwithstanding anything to the contrary in this Agreement, any Lender may exchange, continue or rollover all or any portion of its Loans in connection with any refinancing, extension, loan modification or similar transaction permitted by the terms of this Agreement, pursuant to a cashless settlement mechanism approved by the Borrower, the Administrative Agent, and such Lender.

(g)   Notwithstanding anything to the contrary in this Agreement, this Section 2.02 shall not apply to Swing Line Loans.

2.03   **Letters of Credit**. (a) The Letter of Credit Commitment. Subject to the terms and conditions set forth herein, in addition to the Loans provided for in Section 2.01, the Borrower may request that any L/C Issuer, and each L/C Issuer agrees to, in reliance on the agreements of the Revolving Lenders set forth in this Section 2.03, issue, at any time and from time to time during the Availability Period for the Aggregate Revolving Commitments, Letters of Credit denominated in Dollars for its own account or the account of any of its Subsidiaries in such form as is acceptable to the Administrative Agent and such L/C Issuer in its reasonable determination. Letters of Credit issued hereunder shall constitute utilization of the Aggregate Revolving Commitments.

(b)   Notice of Issuance, Amendment, Extension, Reinstatement or Renewal.

(i)   To request the issuance of a Letter of Credit (or the amendment of the terms and conditions, extension of the terms and conditions, extension of the expiration date, or reinstatement of amounts paid, or renewal of an outstanding Letter of Credit), the Borrower shall deliver (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable L/C Issuer) to an L/C Issuer selected by it and to the Administrative Agent not later than 1:00 p.m. at least three (3) Business Days (or such later date and time as the Administrative Agent and such L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be, a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, extended, reinstated or renewed, and specifying the date of issuance, amendment, extension, reinstatement or renewal (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with Section 2.03(d)), the amount of such Letter of Credit, the name and address of the beneficiary thereof, the purpose and nature of the requested Letter of Credit and such other information as shall be necessary to prepare, amend, extend, reinstate or renew such Letter of Credit. If requested by the applicable L/C Issuer, the Borrower also shall submit a Letter of Credit Application and a reimbursement agreement on such L/C Issuer's standard form in connection with any request for a Letter of Credit. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any Letter of Credit Application, any reimbursement agreement, any other Issuer Document or any other agreement submitted by the Borrower to, or entered into by the Borrower with, an L/C Issuer relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(ii)   If the Borrower so requests in any applicable Letter of Credit Application (or the amendment of an outstanding Letter of Credit), the applicable L/C Issuer may, in its sole discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an "Auto-Extension Letter of Credit"); provided, that, any such Auto-Extension Letter of Credit shall permit such L/C Issuer to prevent any such extension at least once in each twelve (12)-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the "Non-Extension Notice Date") in each such twelve (12)-month period to be agreed upon by the Borrower and the applicable L/C Issuer at the time such Letter of Credit is issued. Unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to such L/C Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Revolving Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to permit the extension of such Letter of Credit at any time to an expiration date not later than the date permitted pursuant to Section 2.03(d); provided, that, such L/C Issuer shall not (A) permit any such extension if (1) such L/C Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its extended form under the terms hereof (except that the expiration date may be extended to a date that is no more than one (1) year from the then-current expiration date), or (2) it has received notice (which may be in writing or by telephone (if promptly confirmed in writing)) on or before the day that is seven (7) Business Days before the Non-Extension Notice Date from the Administrative Agent that the Required Lenders have elected not to permit such extension, or (B) be obligated to permit such extension if it has received notice (which may be in writing or by telephone (if promptly confirmed in writing)) on or before the day that is seven (7) Business Days before the Non-Extension Notice Date from the Administrative Agent, any Revolving Lender or the Borrower that one or more of the applicable conditions set forth in Section 4.02 is not then satisfied, and in each such case directing such L/C Issuer not to permit such extension.

       (c)   Limitations on Amounts, Issuance and Amendment.

       (i)   A Letter of Credit shall be issued, amended, extended, reinstated or renewed only if (and upon issuance, amendment, extension, reinstatement or renewal of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, extension, reinstatement or renewal (A) unless otherwise agreed by the applicable L/C Issuer in its sole discretion, the aggregate amount of the outstanding Letters of Credit issued by such L/C Issuer shall not exceed such L/C Issuer's L/C Commitment, (B) the aggregate L/C Obligations shall not exceed the Letter of Credit Sublimit, (C) the Revolving Credit Exposure of any Revolving Lender shall not exceed such Revolving Lender's Revolving Commitment, and (D) the Total Revolving Credit Exposures of all Revolving Lenders shall not exceed the Aggregate Revolving Commitments.

       (ii)   No L/C Issuer shall be under any obligation to issue any Letter of Credit if: (A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing the Letter of Credit, or any Law applicable to such L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit generally or the Letter of Credit in particular or shall impose upon such L/C Issuer with respect to the Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Effective Date and which such L/C Issuer in good faith deems material to it; (B) the issuance of such Letter of Credit would violate one or more policies of such L/C Issuer applicable to letters of credit generally; (C) except as otherwise agreed by the Administrative Agent and such L/C Issuer, the Letter of Credit is in an initial stated amount less than $250,000; (D) any Revolving Lender is at that time a Defaulting Lender, unless such L/C Issuer has entered into arrangements, including the delivery of Cash Collateral, reasonably satisfactory to such L/C Issuer (in its sole discretion) with the Borrower or such Revolving Lender to eliminate such L/C Issuer's actual or potential Fronting Exposure (after giving effect to Section 2.16(a)(iv)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other L/C Obligations as to which such L/C Issuer has actual or potential Fronting Exposure, as it may elect in its sole discretion; or (E) the Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder.

(iii)   No L/C Issuer shall be under any obligation to amend any Letter of Credit if (A) such L/C Issuer would have no obligation at such time to issue the Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of the Letter of Credit does not accept the proposed amendment to the Letter of Credit.

(d)   Expiration Date. Each Letter of Credit shall have a stated expiration date no later than the earlier of (i) the date twelve (12) months after the date of the issuance of such Letter of Credit (or, in the case of any extension of the expiration date thereof, whether automatic or by amendment, twelve (12) months after the then current expiration date of such Letter of Credit), and (ii) the Letter of Credit Expiration Date.

(e)   Participations.

(i)   By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount or extending the expiration date thereof), and without any further action on the part of the applicable L/C Issuer or the Lenders, such L/C Issuer hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from such L/C Issuer, a participation in such Letter of Credit equal to such Revolving Lender's Applicable Revolving Percentage of the aggregate amount available to be drawn under such Letter of Credit. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2.03(e)(i) in respect of Letters of Credit is absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, extension, reinstatement or renewal of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Aggregate Revolving Commitments. Each Revolving Lender further acknowledges and agrees that its participation in each Letter of Credit will be automatically adjusted to reflect such Revolving Lender's Applicable Revolving Percentage of the aggregate amount available to be drawn under such Letter of Credit at each time such Revolving Lender's Aggregate Revolving Commitment is amended pursuant to the provisions of this Agreement.

(ii)   In consideration and in furtherance of the foregoing, upon receipt of any Non-Reimbursement Notice, each Revolving Lender hereby absolutely, unconditionally and irrevocably agrees to pay to the Administrative Agent, for account of the applicable L/C Issuer, such Revolving Lender's Applicable Revolving Percentage of each L/C Disbursement made by such L/C Issuer not later than 3:00 p.m. on the Business Day specified in such Non-Reimbursement Notice (provided that such Non-Reimbursement Notice is received by 1:00 p.m. on or prior to the Business Day specified, otherwise payment will be due on the following Business Day), until such L/C Disbursement is reimbursed by the Borrower or at any time after any reimbursement payment is required to be refunded to the Borrower for any reason, including after the Revolving Maturity Date. Such payment shall be made without any offset, abatement, withholding or reduction whatsoever, and shall otherwise be made in the same manner as provided in Section 2.02 with respect to Committed Revolving Loans made by such Revolving Lender (and Section 2.02 shall apply, *mutatis mutandis*, to the payment obligations of the Revolving Lenders pursuant to this Section 2.03(e)(ii)). The Administrative Agent shall promptly pay to the applicable L/C Issuer the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to Section 2.03(f), the Administrative Agent shall distribute such payment to such L/C Issuer or, to the extent that the Revolving Lenders have made payments pursuant to this Section 2.03(e)(ii) to reimburse such L/C Issuer, then to such Revolving Lenders and the applicable L/C Issuer as their interests may appear. Any payment made by a Revolving Lender pursuant to this Section 2.03(e)(ii) to reimburse any L/C Issuer for any L/C Disbursement (other than, for the avoidance of doubt, any Committed Revolving Loan made by a Revolving Lender pursuant to the first proviso set forth in Section 2.03(f)) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such L/C Disbursement.

(iii)   If any Revolving Lender fails to make available to the Administrative Agent for the account of the applicable L/C Issuer any amount required to be paid by such Revolving Lender pursuant to the provisions of Section 2.03(e)(ii), then, without limiting the other provisions of this Agreement, the applicable L/C Issuer shall be entitled to recover from such Revolving Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at a rate per annum equal to the greater of the applicable Overnight Rate and a rate determined by the applicable L/C Issuer in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing. A certificate of such L/C Issuer submitted to any Revolving Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(e)(iii) shall be conclusive absent manifest error.

(f)   Reimbursement. If any L/C Issuer shall make any L/C Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such L/C Issuer in respect of such L/C Disbursement by paying to the Administrative Agent an amount equal to such L/C Disbursement not later than 12:00 noon on (i) the Business Day that the Borrower receives notice of such L/C Disbursement, if such notice is received prior to 10:00 a.m., or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time; provided, that, the Borrower may, subject to the conditions to borrowing set forth herein (other than the minimums and multiples required for Base Rate Loans pursuant to Section 2.02), request in accordance with Section 2.02 that such payment be financed with a Committed Revolving Borrowing of Base Rate Loans in an equivalent amount and, to the extent so financed, the Borrower's obligation to make such payment shall be discharged and replaced by the resulting Committed Revolving Borrowing of Base Rate Loans. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Lender of the applicable L/C Disbursement, the payment then due from the Borrower in respect thereof (the "Unreimbursed Amount") and such Revolving Lender's Applicable Revolving Percentage thereof (each such notice, a "Non-Reimbursement Notice"). Promptly upon receipt of any Non-Reimbursement Notice, each Revolving Lender shall pay to the Administrative Agent its Applicable Revolving Percentage of the Unreimbursed Amount pursuant to Section 2.03(e)(ii), subject to the amount of the unutilized portion of the Revolving Commitments. Any notice given by any L/C Issuer or the Administrative Agent pursuant to this Section

2.03(f) may be given by telephone if immediately confirmed in writing; provided, that, the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(g)   Obligations Absolute. The Borrower's obligation to reimburse L/C Disbursements as provided in Section 2.03(f) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of: (i) any lack of validity or enforceability of this Agreement, any other Loan Document or any Letter of Credit, or any term or provision herein or therein; (ii) the existence of any claim, counterclaim, setoff, defense or other right that the Borrower or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), any L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction; (iii) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement in such draft or other document being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit; (iv) waiver by any L/C Issuer of any requirement that exists for such L/C Issuer's protection and not the protection of the Borrower or any waiver by such L/C Issuer which does not in fact materially prejudice the Borrower; (v) honor of a demand for payment presented electronically even if such Letter of Credit required that demand be in the form of a draft; (vi) any payment made by any L/C Issuer in respect of an otherwise complying item presented after the date specified as the expiration date of, or the date by which documents must be received under such Letter of Credit if presentation after such date is authorized by the UCC or the ISP, as applicable; (vii) payment by the applicable L/C Issuer under a Letter of Credit against presentation of a draft or other document that does not comply strictly with the terms of such Letter of Credit; or any payment made by any L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or (viii) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.03, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower's obligations hereunder.

(h)   Examination. The Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Borrower's instructions or other irregularity, the Borrower will immediately notify the applicable L/C Issuer. The Borrower shall be conclusively deemed to have waived any such claim against such L/C Issuer and its correspondents unless such notice is given as aforesaid.

(i)   Liability. None of the Administrative Agent, any Lender, any L/C Issuer, or any of their Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit by the applicable L/C Issuer or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in Section 2.03(g)), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms, any error in translation or any consequence arising from causes beyond the control of the applicable L/C Issuer; provided, that, the foregoing shall not be construed to excuse an L/C Issuer from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by

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such L/C Issuer's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an L/C Issuer (as finally determined by a court of competent jurisdiction), such L/C Issuer shall be deemed to have exercised care in each such determination, and that: (i) an L/C Issuer may replace a purportedly lost, stolen, or destroyed original Letter of Credit or missing amendment thereto with a certified true copy marked as such or waive a requirement for its presentation; (ii) an L/C Issuer may accept documents that appear on their face to be in substantial compliance with the terms of a Letter of Credit without responsibility for further investigation, regardless of any notice or information to the contrary, and may make payment upon presentation of documents that appear on their face to be in substantial compliance with the terms of such Letter of Credit and without regard to any non-documentary condition in such Letter of Credit; (iii) an L/C Issuer shall have the right, in its sole discretion, to decline to accept such documents and to make such payment if such documents are not in strict compliance with the terms of such Letter of Credit; and (iv) this sentence shall establish the standard of care to be exercised by an L/C Issuer when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof (and the parties hereto hereby waive, to the extent permitted by applicable Law, any standard of care inconsistent with the foregoing). Without limiting the foregoing, none of the Administrative Agent, any Lender, any L/C Issuer, or any of their Related Parties shall have any liability or responsibility by reason of (A) any presentation that includes forged or fraudulent documents or that is otherwise affected by the fraudulent, bad faith, or illegal conduct of the beneficiary or other Person, (B) an L/C Issuer declining to take-up documents and make payment, (C) against documents that are fraudulent, forged, or for other reasons by which that it is entitled not to honor, (D) following the Borrower's waiver of discrepancies with respect to such documents or request for honor of such documents, or (E) an L/C Issuer retaining proceeds of a Letter of Credit based on an apparently applicable attachment order, blocking regulation, or third-party claim notified to such L/C Issuer.

(j)   <u>Applicability of ISP</u>. Unless otherwise expressly agreed by the applicable L/C Issuer and the Borrower when a Letter of Credit is issued by it, the rules of the ISP shall apply to each Letter of Credit. Notwithstanding the foregoing, no L/C Issuer shall be responsible to the Borrower for, and no L/C Issuer's rights and remedies against the Borrower shall be impaired by, any action or inaction of any L/C Issuer required or permitted under any law, order, or practice that is required or permitted to be applied to any Letter of Credit or this Agreement, including the Law or any order of a jurisdiction where any L/C Issuer or the beneficiary is located, the practice stated in the ISP, or in the decisions, opinions, practice statements, or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade - International Financial Services Association (BAFT-IFSA), or the Institute of International Banking Law & Practice, whether or not any Letter of Credit chooses such law or practice.

(k)   <u>Benefits</u>. Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each L/C Issuer shall have all of the benefits and immunities (i) provided to the Administrative Agent in <u>Article IX</u> with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term "Administrative Agent" as used in <u>Article IX</u> included such L/C Issuer with respect to such acts or omissions, and (ii) as additionally provided herein with respect to such L/C Issuer.

(l)   <u>Letter of Credit Fees</u>. The Borrower shall pay to the Administrative Agent, for the account of each Revolving Lender in accordance with its Applicable Revolving Percentage, a Letter of Credit fee (the "<u>Letter of Credit Fee</u>") for each Letter of Credit equal to the Applicable Rate for Letters of Credit <u>times</u> the daily amount available to be drawn under such Letter of Credit. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with <u>Section 1.06</u>. Letter of Credit Fees shall be (i) payable on the first Business Day following the end of each April, July, October and January, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Revolving Maturity Date and thereafter on demand, and (ii) accrued through and including the last day of each calendar quarter in arrears. If there is any change in the Applicable Rate during any quarter, the daily amount available to be drawn under each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect. Notwithstanding anything to the contrary contained herein, upon the request of the Required Lenders, while any Event of Default exists, all Letter of Credit Fees shall accrue at the Default Rate.

(m)   <u>Fronting Fee and Documentary and Processing Charges Payable to L/C Issuers</u>. The Borrower shall pay directly to the applicable L/C Issuer for its own account a fronting fee with respect to each Letter of Credit, at the rate per annum equal to the percentage set forth in the Joint Fee Letter, computed on the daily amount available to be drawn under such Letter of Credit on a quarterly basis in arrears. Such fronting fee shall be due and payable no later than the 10th Business Day after the end of each April, July, October and January in the most recently-ended quarterly period (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Revolving Maturity Date and thereafter on demand. In addition, the Borrower shall pay directly to the applicable L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of such L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(n)   <u>Disbursement Procedures</u>. Each L/C Issuer shall, with respect to any Letter of Credit issued by such L/C Issuer, within the time allowed by applicable Laws or the specific terms of the Letter of Credit following its receipt thereof, examine all documents purporting to represent a demand for payment under such Letter of Credit. Such L/C Issuer shall promptly after such examination notify the Administrative Agent and the Borrower in writing of such demand for payment if such L/C Issuer has made or will make an L/C Disbursement thereunder; <u>provided</u>, <u>that</u>, any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such L/C Issuer and the Revolving Lenders with respect to any such L/C Disbursement.

(o)   <u>Interim Interest</u>. If any L/C Issuer for any Letter of Credit shall make any L/C Disbursement, then, unless the Borrower shall reimburse such L/C Disbursement in full on the date such L/C Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such L/C Disbursement is made to but excluding the date that the Borrower reimburses such L/C Disbursement, at the rate per annum then applicable to Base Rate Loans; <u>provided</u>, <u>that</u>, if the Borrower fails to reimburse such L/C Disbursement when due pursuant to <u>Section 2.03(f)</u>, then <u>Section 2.08(b)</u> shall apply. Interest accrued pursuant to this <u>Section 2.03(o)</u> shall be for account of such L/C Issuer, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to <u>Section 2.03(f)</u> to reimburse such L/C Issuer shall be for account of such Revolving Lender to the extent of such payment.

(p)   <u>Replacement of any L/C Issuer</u>. Any L/C Issuer may be replaced at any time by written agreement between the Borrower, the Administrative Agent, the replaced L/C Issuer and the successor L/C Issuer. The Administrative Agent shall notify the Revolving Lenders of any such replacement of an L/C Issuer. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced L/C Issuer. From and after the effective date of any such replacement, (i) the successor L/C Issuer shall have all the rights and obligations of an L/C Issuer under this Agreement with respect to Letters of Credit to be issued by it thereafter, and (ii) references herein to the term "L/C Issuer" shall be deemed to include such successor or any previous L/C Issuer, or such successor and all previous L/C Issuers, as the context shall require. After the replacement of an L/C Issuer hereunder, the replaced L/C Issuer shall remain a party hereto and shall continue to have all the rights and obligations of an L/C Issuer under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(q)   Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Committed Revolving Loans has been accelerated, Revolving Lenders with L/C Obligations representing at least fifty percent (50%) of the total L/C Obligations) demanding the deposit of Cash Collateral pursuant to this Section 2.03(q), the Borrower shall immediately deposit into an account established and maintained on the books and records of the Administrative Agent an amount in cash equal to one hundred two percent (102%) of the total L/C Obligations as of such date, plus any accrued and unpaid interest thereon; provided, that, the obligation to deposit such Cash Collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default described in Section 8.01(e) or Section 8.01(f). Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement. In addition, and without limiting the foregoing or Section 2.03(d), if any L/C Obligations remain outstanding after the expiration date specified in Section 2.03(d), the Borrower shall immediately deposit into an account established and maintained on the books and records of the Administrative Agent an amount in cash equal to one hundred two percent (102%) of the total L/C Obligations as of such date, plus any accrued and unpaid interest thereon. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over any Cash Collateral deposited pursuant to this Section 2.03(q). Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower's risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in the accounts into which such Cash Collateral is deposited. Cash Collateral deposited pursuant to this Section 2.03(q) shall be applied by the Administrative Agent to reimburse any L/C Issuer for L/C Disbursements for which it has not been reimbursed, together with related fees, costs, and customary processing charges, and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the L/C Obligations at such time or, if the maturity of the Committed Revolving Loans has been accelerated (but subject to the consent of Revolving Lenders with L/C Obligations representing at least fifty percent (50%) of the total L/C Obligations), be applied to satisfy other obligations of the Borrower under this Agreement. If the Borrower is required to provide an amount of Cash Collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three (3) Business Days after all Events of Default have been cured or waived.

(r)   Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, the Borrower shall be obligated to reimburse, indemnify and compensate the applicable L/C Issuer hereunder for any and all drawings under such Letter of Credit as if such Letter of Credit had been issued solely for the account of the Borrower. The Borrower irrevocably waives any and all defenses that might otherwise be available to it as a guarantor or surety of any or all of the obligations of such Subsidiary in respect of such Letter of Credit. The Borrower hereby acknowledges that the issuance of Letters of Credit for the account of Subsidiaries inures to the benefit of the Borrower, and that the Borrower's business derives substantial benefits from the businesses of such Subsidiaries.

(s)   Letter of Credit Reports. Unless otherwise agreed by the Administrative Agent, each L/C Issuer shall, in addition to its notification obligations set forth elsewhere in this Section 2.03, provide the Administrative Agent a report, in form and substance reasonably satisfactory to the Administrative Agent, as set forth below: (i) reasonably prior to the time that such L/C Issuer issues, amends, renews, increases or extends a Letter of Credit, the date of such issuance, amendment, renewal, increase or extension and the stated amount of the applicable Letters of Credit after giving effect to such issuance, amendment, renewal or extension (and whether the amounts thereof shall have changed); (ii) on each Business Day on which such L/C Issuer makes a payment pursuant to a Letter of Credit, the date and amount of such payment; (iii) on any Business Day on which the Borrower fails to reimburse a payment made pursuant to a Letter of Credit required to be reimbursed to such L/C Issuer on such day, the date of such failure and the amount of such payment; (iv) for so long as any Letter of Credit issued by an L/C Issuer is outstanding, such L/C Issuer shall deliver to the Administrative Agent (A) on the last Business Day of each calendar month, (B) at all other times a Letter of Credit Report is required to be delivered pursuant to this Agreement, and (C) on each date that (1) an L/C Credit Extension occurs or (2) there is any expiration, cancellation and/or disbursement, in each case, with respect to any such Letter of Credit, a Letter of Credit Report appropriately completed with the information for every outstanding Letter of Credit issued by such L/C Issuer; and (v) on any other Business Day, such other information as the Administrative Agent shall reasonably request as to the Letters of Credit issued by such L/C Issuer.

(t)   Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

2.04   Swing Line Loans. (a) The Swing Line. Subject to the terms and conditions set forth herein, the Swing Line Lender, in reliance upon the agreements of the other Revolving Lenders set forth in this Section 2.04, may in its sole discretion make loans (each such loan, a "Swing Line Loan") to the Borrower, in Dollars, from time to time on any Business Day during the Availability Period for the Aggregate Revolving Commitments in an aggregate amount not to exceed at any time outstanding the amount of the Swing Line Sublimit; provided, that, (i) after giving effect to any Swing Line Loan, the Total Revolving Outstandings shall not exceed the Aggregate Revolving Commitments, (ii) after giving effect to any Swing Line Loan, the Revolving Credit Exposure of any Revolving Lender shall not exceed such Revolving Lender's Revolving Commitment, (iii) after giving effect to any Swing Line Loan, the sum of (without duplication) (A) the Revolving Credit Exposure of the Swing Line Lender, plus (B) the Outstanding Amount of all Swing Line Loans, shall not exceed the Swing Line Lender's Revolving Commitment, (iv) the Borrower shall not use the proceeds of any Swing Line Loan to refinance any outstanding Swing Line Loan, and (v) the Swing Line Lender shall not be under any obligation to make any Swing Line Loan if it shall determine (which determination shall be conclusive and binding absent manifest error) that it has, or by such Credit Extension may have, Fronting Exposure. Within the foregoing limits, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.04, prepay under Section 2.05, and reborrow under this Section 2.04. Each Swing Line Loan shall bear interest at the rate per annum specified in Section 2.08(a)(iii). Immediately upon the making of a Swing Line Loan, each Revolving Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Revolving Lender's Applicable Revolving Percentage times the amount of such Swing Line Loan.

(b)   Borrowing Procedures. Each Swing Line Borrowing shall be made upon the Borrower's irrevocable notice to the Swing Line Lender and the Administrative Agent, which may be given by telephone or by a Swing Line Loan Notice; provided, that, any telephonic notice must be confirmed promptly by delivery to the Swing Line Lender and the Administrative Agent of a Swing Line Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Each Swing Line Loan Notice must be received by the Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the requested borrowing date (or such later time as shall be acceptable to the Administrative Agent and the Swing Line Lender in their sole discretion), and shall specify (i) the amount to be borrowed, which shall be a minimum of $100,000, and (ii) the requested borrowing date, which shall be a Business Day. Promptly after receipt by the Swing Line Lender of any Swing Line Loan Notice, the Swing Line Lender will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has also received such Swing Line Loan Notice and, if not, the Swing Line Lender will notify the Administrative Agent (by telephone or in writing) of the contents thereof. Unless the Swing Line Lender has received notice (by telephone or in writing) from the Administrative Agent (including at the request of the Required Lenders) prior to 2:00 p.m. on the date of the proposed Swing Line Borrowing (A) directing the Swing Line Lender not to make such Swing Line Loan as a result of the limitations set forth in the proviso to the first sentence of Section 2.04(a), or (B) that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, then, subject to the terms and conditions hereof, the Swing Line Lender will, not later than 3:00 p.m. on the borrowing date specified in such Swing Line Loan Notice, make the amount of its Swing Line Loan available to the Borrower in immediately available funds.

(c)   Refinancing of Swing Line Loans.

(i)   The Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of the Borrower (which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that each Revolving Lender make a Committed Revolving Loan that is a Base Rate Loan in an amount equal to such Revolving Lender's Applicable Revolving Percentage of the amount of Swing Line Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Loan Notice for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans, but subject to the unutilized portion of the Aggregate Revolving Commitments and the conditions set forth in Section 4.02. The Swing Line Lender shall furnish the Borrower with a copy of the applicable Loan Notice promptly after delivering such notice to the Administrative Agent. Each Revolving Lender shall make an amount equal to its Applicable Revolving Percentage of the amount specified in such Loan Notice available to the Administrative Agent in immediately available funds (and the Administrative Agent may apply Cash Collateral available with respect to the applicable Swing Line Loan) for the account of the Swing Line Lender at the Administrative Agent's Office for Dollar-denominated payments not later than 1:00 p.m. on the day specified in such Loan Notice (provided that such Loan Notice is received by 11:00 a.m. on or prior to the Business Day specified, otherwise payment will be due on the following Business Day), whereupon, subject to Section 2.04(c)(ii), each Revolving Lender that so makes funds available shall be deemed to have made a Committed Revolving Loan that is a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the Swing Line Lender.

(ii)   If for any reason any Swing Line Loan cannot be refinanced by such a Committed Revolving Borrowing in accordance with Section 2.04(c)(i), the request for

Committed Revolving Loans that are Base Rate Loans submitted by the Swing Line Lender as set forth herein shall be deemed to be a request by the Swing Line Lender that each of the Revolving Lenders fund its risk participation in the relevant Swing Line Loan and each Revolving Lender's payment to the Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.04(c)(i) shall be deemed payment in respect of such participation.

(iii)   If any Revolving Lender fails to make available to the Administrative Agent for the account of the Swing Line Lender any amount required to be paid by such Revolving Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(i), the Swing Line Lender shall be entitled to recover from such Revolving Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the applicable Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the Swing Line Lender in connection with the foregoing. If such Revolving Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Revolving Lender's Committed Revolving Loan included in the relevant Committed Revolving Borrowing or funded participation in the relevant Swing Line Loan, as the case may be. A certificate of the Swing Line Lender submitted to any Revolving Lender (through the Administrative Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent manifest error.

(iv)   Each Revolving Lender's obligation to make Committed Revolving Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.04(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Revolving Lender may have against the Swing Line Lender, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, that, each Revolving Lender's obligation to make Committed Revolving Loans pursuant to this Section 2.04(c) is subject to the conditions set forth in Section 4.02. No such funding of risk participations shall relieve or otherwise impair the obligation of the Borrower to repay Swing Line Loans, together with interest as provided herein.

(d)   Repayment of Participations.

(i)   At any time after any Revolving Lender has purchased and funded a risk participation in a Swing Line Loan, if the Swing Line Lender receives any payment on account of such Swing Line Loan, the Swing Line Lender will distribute to such Revolving Lender its Applicable Revolving Percentage thereof in the same funds as those received by the Swing Line Lender.

(ii)   If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by the Swing Line Lender under any of the circumstances described in Section 11.05 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Revolving Lender shall pay to the Swing Line Lender its Applicable Revolving Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the applicable Overnight Rate. The Administrative Agent will make such demand upon the request of the Swing Line Lender. The obligations of the Revolving Lenders under this clause shall survive the Termination Date.

(e) <u>Interest for Account of Swing Line Lender</u>. The Swing Line Lender shall be responsible for invoicing the Borrower for interest on the Swing Line Loans. Until each Revolving Lender funds its Committed Revolving Loan or risk participation pursuant to this <u>Section 2.04</u> to refinance such Revolving Lender's Applicable Revolving Percentage of any Swing Line Loan, interest in respect of such Applicable Revolving Percentage shall be solely for the account of the Swing Line Lender.

(f) <u>Payments Directly to Swing Line Lender</u>. The Borrower shall make all payments of principal and interest in respect of the Swing Line Loans directly to the Swing Line Lender.

2.05 Prepayments.

(a) The Borrower may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay Committed Revolving Loans in whole or in part without premium or penalty; <u>provided</u>, <u>that</u>, except as otherwise agreed by the Administrative Agent in its sole discretion, (i) such notice must be in the form of a Notice of Loan Prepayment and be received by the Administrative Agent not later than 1:00 p.m. (A) three (3) Business Days prior to any date of prepayment of Term SOFR Loans and (B) on the date of prepayment of Base Rate Loans, (ii) any prepayment of Term SOFR Loans shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof; and (iii) any prepayment of Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each Notice of Loan Prepayment shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Term SOFR Loans are to be prepaid, the Interest Period(s) of such Loans. The Administrative Agent will promptly notify each Lender of its receipt of each Notice of Loan Prepayment, and of the amount of such Lender's Applicable Percentage of such prepayment. If a Notice of Loan Prepayment is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such Notice of Loan Prepayment shall be due and payable on the date specified therein; <u>provided</u>, <u>that</u>, a Notice of Loan Prepayment delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other transactions, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any prepayment of a Term SOFR Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to <u>Section 3.05</u>. Each such prepayment shall be applied to the Committed Revolving Loans of the Lenders in accordance with their respective Applicable Percentages.

(b) The Borrower may, upon notice to the Swing Line Lender (with a copy to the Administrative Agent), at any time or from time to time, voluntarily prepay Swing Line Loans in whole or in part without premium or penalty; <u>provided</u>, <u>that</u>, except as otherwise agreed by the Swing Line Lender in its sole discretion, (i) such notice must be in the form of a Notice of Loan Prepayment and be received by the Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the date of the prepayment, and (ii) any such prepayment shall be in a minimum principal amount of $100,000. Each Notice of Loan Prepayment shall specify the date and amount of such prepayment. If a Notice of Loan Prepayment is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein; <u>provided</u>, <u>that</u>, a Notice of Loan Prepayment delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other transactions, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.

(c)   If for any reason the Total Revolving Outstandings at any time exceed the Aggregate Revolving Commitments then in effect, the Borrower shall, within one Business Day of receipt of written notice from the Administrative Agent, prepay Committed Revolving Loans and Swing Line Loans and/or Cash Collateralize the L/C Obligations in an aggregate amount equal to such excess; provided, that, the Borrower shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.05(c) unless, after the prepayment in full of the Committed Revolving Loans and Swing Line Loans, the Total Revolving Outstandings exceed the Aggregate Revolving Commitments then in effect.

2.06   Termination or Reduction of Commitments. The Borrower may, upon notice to the Administrative Agent, terminate the Aggregate Revolving Commitments, or from time to time permanently reduce the Aggregate Revolving Commitments; provided, that, except as otherwise agreed by the Administrative Agent in its sole discretion, (i) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. five Business Days prior to the date of such termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $10,000,000 or any whole multiple of $1,000,000 in excess thereof, (iii) the Borrower shall not terminate or reduce the Aggregate Revolving Commitments if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Revolving Outstandings would exceed the Aggregate Revolving Commitments, and (iv) if, after giving effect to any reduction of the Aggregate Revolving Commitments, the Letter of Credit Sublimit or the Swing Line Sublimit exceeds the amount of the Aggregate Revolving Commitments, the Letter of Credit Sublimit or the Swing Line Sublimit, as applicable, shall be automatically reduced by the amount of such excess. The Administrative Agent will promptly notify the Revolving Lenders of any such notice of termination or reduction of the Aggregate Revolving Commitments. Any notice delivered by the Borrower pursuant to this Section 2.06 may state that such notice is conditioned upon the effectiveness of other transactions, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any reduction of the Aggregate Revolving Commitments shall be applied to the Revolving Commitment of each Revolving Lender according to its Applicable Revolving Percentage. All fees accrued until the effective date of any termination of the Aggregate Revolving Commitments shall be paid on the effective date of such termination.

2.07   Repayment of Loans. (a) The Borrower shall repay to the Revolving Lenders on the Revolving Maturity Date the aggregate principal amount of all Committed Revolving Loans outstanding on such date.

(b)   The Borrower shall repay each Swing Line Loan on the earlier to occur of (i) the date 10 Business Days after such Swing Line Loan is made, and (ii) the Revolving Maturity Date. At any time that there shall exist a Defaulting Lender, immediately upon the request of the Swing Line Lender, the Borrower shall repay the outstanding Swing Line Loans made by the Swing Line Lender in an amount sufficient to eliminate any Fronting Exposure in respect of such Swing Line Loans.

2.08   Interest. (a) Subject to the provisions of Section 2.08(b), (i) each Term SOFR Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to Term SOFR for such Interest Period plus the Applicable Rate for Term SOFR Loans; (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate for Base Rate Loans;

and (iii) each Swing Line Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate for Base Rate Loans.

(b) (i) If any Event of Default has occurred and is continuing under Section 8.01(b), whether at stated maturity, by acceleration or otherwise, the overdue amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c) Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.09 **Fees**. In addition to certain fees described in Sections 2.03(l) and (m):

(a) Commitment Fee. The Borrower shall pay to the Administrative Agent for the account of each Revolving Lender in accordance with its Applicable Revolving Percentage, a commitment fee (the "Commitment Fee") in Dollars equal to the Applicable Rate times the actual daily amount by which the Aggregate Revolving Commitments exceed the sum of (i) the Outstanding Amount of Committed Revolving Loans, plus (ii) the Outstanding Amount of L/C Obligations, subject to adjustment as provided in Section 2.16. For the avoidance of doubt, the Outstanding Amount of Swing Line Loans shall not be counted towards or considered usage of the Aggregate Revolving Commitments for purposes of determining the Commitment Fee. The Commitment Fee shall accrue at all times during the Availability Period for the Aggregate Revolving Commitments, including at any time during which one or more of the conditions in Section 4.02 is not met, and shall be due and payable quarterly in arrears on the last Business Day of each April, July, October and January, commencing with the first such date to occur after the Effective Date, and on the last day of the Availability Period for the Aggregate Revolving Commitments. The Commitment Fee shall be calculated quarterly in arrears, and if there is any change in the Applicable Rate during any quarter, the actual daily amount shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(b) [Reserved].

(c) Other Fees.

(i) The Borrower shall pay to each Arranger and the Administrative Agent, for their own respective accounts, in Dollars, fees in the amounts and at the times specified in the Fee Letters. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

(ii) The Borrower shall pay to the Lenders, in Dollars, such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.10 **Computation of Interest and Fees; Retroactive Adjustments of Applicable Rate.** (a) All computations of interest for Base Rate Loans (including Base Rate Loans determined by reference to Term SOFR) shall be made on the basis of a year of three hundred sixty-five (365) or three hundred sixty-six (366) days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a three hundred sixty (360) day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a three hundred sixty-five (365) day year or a three hundred sixty-six (366) day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided, that, any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one (1) day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b)   If, as a result of any restatement of or other adjustment to the financial statements of the Credit Parties and their Subsidiaries or for any other reason, the Credit Parties or the Administrative Agent reasonably determine that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate, and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall promptly and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, the applicable L/C Issuers or the Swing Line Lender, as the case may be, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent, any Lender or any L/C Issuer), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent, any Lender or any L/C Issuer, as the case may be, under Section 2.03, Section 2.08(b) or under Article VIII. The Borrower's obligations under this paragraph shall survive the Termination Date.

2.11 **Evidence of Debt.** (a) The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender in the ordinary course of business. The Administrative Agent shall maintain the Register in accordance with Section 11.06(c). The accounts or records maintained by each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the Register, the Register shall control in the absence of manifest error. Upon the written request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note or Notes, which shall evidence such Lender's Loans in addition to such accounts or records. Each Lender may attach schedules to its Note(s) and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b)   In addition to the accounts and records referred to in Section 2.11(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swing Line Loans. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

2.12 **Payments Generally; Administrative Agent's Clawback.** (a) <u>General</u>. All payments to be made by the Borrower shall be made free and clear of and without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent's Office in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein. The Administrative Agent will promptly distribute to each Appropriate Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by the Administrative Agent after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b) (i) <u>Funding by Lenders; Presumption by Administrative Agent</u>. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Term SOFR Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 2:00 p.m. on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with <u>Section 2.02</u> (or, in the case of a Borrowing of Base Rate Loans, that such Lender has made such share available in accordance with and at the time required by <u>Section 2.02</u>) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the Overnight Rate, <u>plus</u> any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender's Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii) <u>Payments by Borrower; Presumptions by Administrative Agent</u>. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or any L/C Issuer hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the applicable L/C Issuers, as the case may be, the amount due. With respect to any payment that the Administrative Agent makes for the account of the Lenders or any L/C Issuer hereunder as to which the Administrative Agent determines (which determination shall be conclusive absent manifest error) that any of the following applies (such payment referred to as the "<u>Rescindable Amount</u>"): (1) the Borrower has not in fact made such payment, (2) the Administrative Agent has made a payment in excess of the amount so paid by the Borrower (whether or not then owed); or (3) the Administrative agent has for any reason otherwise erroneously made such payment, then each of the Lenders or the applicable L/C Issuers, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the Rescindable Amount so distributed to such Lender or such L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate. A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(b) shall be conclusive, absent manifest error.

(c) <u>Failure to Satisfy Conditions Precedent</u>. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d) <u>Obligations of Lenders Several</u>. The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swing Line Loans and to make payments pursuant to Section 11.04(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 11.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 11.04(c).

(e) <u>Funding Source</u>. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f) <u>Insufficient Funds</u>. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, L/C Borrowings, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal and L/C Borrowings then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and L/C Borrowings then due to such parties.

2.13 **Sharing of Payments by Lenders**. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it, or the participations in L/C Obligations or in Swing Line Loans held by it resulting in such Lender's receiving payment of a proportion of the aggregate amount of such Loans or participations and accrued interest thereon greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and subparticipations in L/C Obligations and Swing Line Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided, that:

(i) if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)   the provisions of this <u>Section 2.13</u> shall not be construed to apply to (A) any payment made by or on behalf of the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (B) the application of Cash Collateral provided for in <u>Section 2.15</u>, or (C) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or subparticipations in L/C Obligations or Swing Line Loans to any assignee or participant, other than an assignment to the Borrower or any Subsidiary (as to which the provisions of this <u>Section 2.13</u> shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

2.14   Increases in Aggregate Revolving Commitments. (a) <u>Request for Increase</u>. Upon notice to the Administrative Agent (which shall promptly notify the Revolving Lenders), at any time prior to the Revolving Maturity Date, the Borrower may request an increase in the Aggregate Revolving Commitments by an amount not exceeding the Incremental Amount; <u>provided</u>, <u>that</u>, unless otherwise agreed by the Administrative Agent in its sole discretion, any such request for an increase shall be in a minimum principal amount of $10,000,000 and in $1,000,000 increments in excess thereof. At the time of sending such notice, the Borrower (in consultation with the Administrative Agent) shall specify the time period within which each Revolving Lender is requested to respond (which shall in no event be less than 10 Business Days from the date of delivery of such notice to the Revolving Lenders), and the Borrower may also invite prospective lenders to respond.

(b)   <u>Revolving Lender Elections to Increase</u>. Each Revolving Lender shall notify the Administrative Agent within the time period specified in <u>Section 2.14(a)</u> whether or not it agrees to increase its Revolving Commitment (which decision shall be made in the sole discretion of each Revolving Lender) and, if so, whether by an amount equal to, greater than, or less than its Applicable Revolving Percentage of such requested increase. Any Revolving Lender not responding within such time period shall be deemed to have declined to increase its Revolving Commitment. Each prospective lender shall notify the Administrative Agent within such time period whether or not it agrees to fund any portion of the requested increase and, if so, by what amount. Any prospective lender not responding within such time period shall be deemed to have declined to fund any portion of the requested increase.

(c)   <u>Notification by Administrative Agent; Additional Revolving Lenders</u>. The Administrative Agent shall notify the Borrower and each Revolving Lender of the Revolving Lenders' and prospective lenders' responses to each request made hereunder. To achieve the full amount of a requested increase and subject to the approval of the Administrative Agent (which approval shall not be unreasonably withheld or delayed), each L/C Issuer and the Swing Line Lender, the Borrower may also invite additional Eligible Assignees to become Revolving Lenders. If any prospective lender agrees to fund any portion of the requested increase in the Aggregate Revolving Commitments (any such prospective lender, an "<u>Additional Lender</u>"), such Additional Lender shall become a Revolving Lender hereunder pursuant to a joinder agreement in form and substance reasonably satisfactory to the Administrative Agent.

(d)   <u>Effective Date and Allocations</u>. If the Aggregate Revolving Commitments are increased in accordance with this <u>Section 2.14</u>, the Administrative Agent and the Borrower shall determine the effective date (the "<u>Increase Effective Date</u>") and the final allocation of such increase which, for any existing Revolving Lender participating in such increase, need not be ratable in accordance with its Revolving Commitment prior to such increase. The Administrative Agent shall promptly notify the Borrower and the Lenders in writing of the final allocation of such increase and the Increase Effective Date.

(e)   <u>Conditions to Effectiveness of Increase</u>. As conditions precedent to any such increase, the Borrower shall (i) pay any fees agreed to in connection therewith, (ii) deliver to the Administrative Agent a certificate of the Borrower dated as of the Increase Effective Date signed by a Responsible Officer of the Borrower certifying that, before and after giving effect to such increase, (x) no Default exists, and (y) the representations and warranties of the Borrower contained in <u>Article V</u> or any other Loan Document shall be true and correct in all material respects (unless already qualified by materiality or "Material Adverse Effect," in which case they shall be true and correct in all respects), on and as of the date of such increase, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (unless already qualified by materiality or "Material Adverse Effect," in which case they shall be true and correct in all respects) as of such earlier date, and except that for purposes of this <u>Section 2.14(e)(ii)(B)(y)</u>, the representations and warranties contained in <u>Section 5.04</u> shall be deemed to refer to the most recent statements furnished pursuant to <u>Sections 6.01(a)</u> and <u>(b)</u>, respectively, and the references in Sections 5.05, 5.06 and 5.09 to "Effective Date" shall be deemed to refer to the Increase Effective Date and (iii) prepay any Committed Revolving Loans outstanding on the Increase Effective Date (and pay any additional amounts required pursuant to <u>Section 3.05</u>) to the extent necessary to keep the outstanding Committed Revolving Loans ratable with any revised Revolving Commitments arising from any nonratable increase in the Aggregate Revolving Commitments pursuant to this <u>Section 2.14</u>.

(f)   <u>Conflicting Provisions</u>. This <u>Section 2.14</u> shall supersede any provisions in <u>Section 2.13</u> or <u>Section 11.01</u> to the contrary.

2.15   Cash Collateral. (a) <u>Obligation to Cash Collateralize</u>. At any time there shall exist a Defaulting Lender, within one (1) Business Day following the written request of the Administrative Agent or any L/C Issuer (with a copy to the Administrative Agent), the Borrower shall Cash Collateralize such L/C Issuer's Fronting Exposure with respect to such Defaulting Lender (determined after giving effect to <u>Section 2.16(a)(iv)</u> and any Cash Collateral provided by such Defaulting Lender) in an amount not less than the Minimum Collateral Amount.

(b)   <u>Grant of Security Interest</u>. The Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to (and subjects to the control of) the Administrative Agent, for the benefit of the Administrative Agent, the L/C Issuers and the Lenders, and agrees to maintain, a first priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to <u>Section 2.15(c)</u>. If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent or the applicable L/C Issuer as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, the Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (determined in the case of Cash Collateral provided pursuant to <u>Section 2.16(a)(v)</u>, after giving effect to <u>Section 2.16(a)(v)</u> and any Cash Collateral provided by the Defaulting Lender). All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked, non-interest bearing deposit accounts at Bank of America. The Borrower shall pay on demand therefor from time to time all customary account opening, activity and other administrative fees and charges in connection with the maintenance and disbursement of Cash Collateral.

(c) <u>Application</u>. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Agreement in respect of Letters of Credit shall be held and applied to the satisfaction of the specific L/C Obligations, obligations to fund participations therein (including, as to Cash Collateral provided by a Revolving Lender that is a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may be provided for herein.

(d) <u>Release</u>. Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or to secure other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Revolving Lender (or, as appropriate, its assignee following compliance with <u>Section 11.06(b)(vii)</u>)), or (ii) the determination by the Administrative Agent or the applicable L/C Issuer, as applicable, that there exists excess Cash Collateral; <u>provided</u>, <u>that</u>, (A) any such release shall be without prejudice to, and any disbursement or other transfer of Cash Collateral shall be and remain subject to the other applicable provisions of the Loan Documents, and (B) the Person providing Cash Collateral and the applicable L/C Issuer may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

2.16   Defaulting Lenders. (a) <u>Adjustments</u>. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)   <u>Waivers and Amendments</u>. Such Defaulting Lender's right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of "Required Lenders" and <u>Section 11.01</u>.

(ii)   <u>Defaulting Lender Waterfall</u>. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to <u>Article VIII</u> or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to <u>Section 11.08</u> shall be applied at such time or times as may be determined by the Administrative Agent as follows: <u>first</u>, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; <u>second</u>, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any L/C Issuer or the Swing Line Lender hereunder; <u>third</u>, to Cash Collateralize the L/C Issuers' Fronting Exposure with respect to such Defaulting Lender in accordance with <u>Section 2.15</u>; <u>fourth</u>, as the Borrower may request (so long as no Default has occurred and is continuing), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; <u>fifth</u>, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (A) satisfy such Defaulting Lender's potential future funding obligations with respect to Loans under this Agreement, and (B) Cash Collateralize the L/C Issuers' future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with <u>Section 2.15</u>; <u>sixth</u>, to the payment of any amounts owing to the Non-Defaulting Lenders, the L/C Issuers or the Swing Line Lender as a result of any judgment of a court of competent jurisdiction obtained by any Non-Defaulting Lender, any L/C Issuer or the Swing Line Lender against such Defaulting Lender as a result of such Defaulting Lender's breach of its obligations under this Agreement; <u>seventh</u>, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender's breach of its obligations under this Agreement; and <u>eighth</u>, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; <u>provided</u>, <u>that</u>, if (1) such payment is a payment of the principal amount of any Loans or Unreimbursed Amounts in respect of which such Defaulting Lender has not fully funded its appropriate share, and (2) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in <u>Section 4.02</u> were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Obligations owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Obligations owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations and Swing Line Loans are held by the Lenders pro rata in accordance with the Revolving Commitments hereunder without giving effect to <u>Section 2.16(b)</u>. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this <u>Section 2.16(a)(ii)</u> shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

        (iii)   <u>Certain Fees</u>.

        (A)   No Defaulting Lender shall be entitled to receive any Commitment Fee for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any Commitment Fee that otherwise would have been required to have been paid to that Defaulting Lender).

        (B)   Each Defaulting Lender shall be entitled to receive Letter of Credit Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Revolving Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to <u>Section 2.15</u>.

        (C)   With respect to any Letter of Credit Fee not required to be paid to any Defaulting Lender pursuant to <u>clause (B)</u> above, the Borrower shall (1) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender's participation in L/C Obligations that has been reallocated to such Non-Defaulting Lender pursuant to <u>clause (iv)</u> below, (2) pay to each L/C Issuer the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such L/C Issuer's Fronting Exposure to such Defaulting Lender, and (3) not be required to pay the remaining amount of any such fee.

        (iv)   <u>Reallocation of Applicable Revolving Percentages to Reduce Fronting Exposure</u>. All or any part of such Defaulting Lender's participation in L/C Obligations and Swing Line Loans shall be reallocated among the Non-Defaulting Lenders that are Revolving Lenders in accordance with their respective Applicable Revolving Percentages (calculated without regard to such Defaulting Lender's Revolving Commitment) but only to the extent that such reallocation does not cause the aggregate Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender's Revolving Commitment. Subject to <u>Section 11.21</u>, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender's increased exposure following such reallocation.

(v) Cash Collateral, Repayment of Swing Line Loans. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, then, within one (1) Business Day following notice by the Administrative Agent, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under applicable Law, (A) first, prepay Swing Line Loans in an amount equal to the Swing Line Lender's Fronting Exposure, and (B) second, Cash Collateralize the L/C Issuers' Fronting Exposure in accordance with the procedures set forth in Section 2.15.

(b) Defaulting Lender Cure. If the Borrower, the Administrative Agent, the Swing Line Lender and each L/C Issuer agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Swing Line Loans to be held on a pro rata basis by the Lenders in accordance with the applicable Commitments (without giving effect to Section 2.16(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided, that, no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; provided, further, that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Defaulting Lender.

(c) New Swing Line Loans/Letters of Credit. So long as any Revolving Lender is a Defaulting Lender, (i) the Swing Line Lender shall not be required to fund any Swing Line Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swing Line Loan, and (ii) no L/C Issuer shall be required to issue, extend, increase, reinstate or renew any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

2.17 Extension of Revolving Maturity Date.

(a) Requests for Extension. The Borrower may, no more than two (2) times during the term of this Agreement, by notice to the Administrative Agent (which notice shall be promptly delivered by the Administrative Agent to each Revolving Lender), no earlier than sixty (60) days and no later than thirty (30) days prior to any anniversary of the Effective Date (each such anniversary date, an "Anniversary Date"), request that each Revolving Lender extend the Revolving Maturity Date then applicable to such Revolving Lender's Revolving Commitment (the Revolving Maturity Date then applicable to such Revolving Lender's Revolving Commitment being such Revolving Lender's "Current Revolving Maturity Date") for one (1) year.

(b) Revolving Lender Elections to Extend. Each Revolving Lender, acting in its sole discretion, shall, by notice to the Administrative Agent given promptly after such Revolving Lender's receipt of a notice of request for extension delivered by the Borrower pursuant to Section 2.17(a) and, in any event, no later than fifteen (15) days prior to the applicable Anniversary Date (such date, with respect to any Anniversary Date, the "Notice Date"), advise the Administrative Agent whether or not such Revolving Lender agrees to such extension (each Revolving Lender that determines not to so extend such

Revolving Lender's Current Revolving Maturity Date being referred to herein as a "<u>Non-Extending Lender</u>"); <u>provided</u>, <u>that</u>, any Revolving Lender that does not so advise the Administrative Agent on or before the Notice Date for the applicable Anniversary Date shall be deemed to be a Non-Extending Lender. The election of any Revolving Lender to agree to such extension shall not obligate any other Revolving Lender to so agree. For the avoidance of doubt, each Non-Extending Lender shall be required to maintain its original Revolving Commitment pursuant to the terms and conditions contained herein to and including such Revolving Lender's Current Revolving Maturity Date (without giving effect to such extension).

(c)   <u>Notification by Administrative Agent</u>. The Administrative Agent shall notify the Borrower of each Revolving Lender's determination under <u>Section 2.17(b)</u> no later than the date ten (10) days prior to the applicable Anniversary Date (or, if such date is not a Business Day, on the next preceding Business Day).

(d)   <u>Minimum Extension Requirement</u>. If (and only if) the aggregate amount of the Revolving Commitments of the Revolving Lenders that have agreed to so extend their Current Revolving Maturity Dates (each, an "<u>Extending Lender</u>") shall be more than fifty percent (50%) of the Aggregate Revolving Commitments in effect immediately prior to the applicable Anniversary Date, then, subject to the satisfaction of the conditions set forth in <u>Section 2.17(f)</u>, effective as of the applicable Anniversary Date, the Current Revolving Maturity Date of each Extending Lender shall be extended to the date falling one (1) year after such Revolving Lender's Current Revolving Maturity Date (except that, if such date is not a Business Day, such Revolving Maturity Date as so extended shall be the next preceding Business Day).

(e)   <u>Replacement of Non-Extending Lenders</u>. Subject to the satisfaction of the minimum extension requirement in <u>Section 2.17(d)</u> and the other conditions to the effectiveness of any such extension set forth in <u>Section 2.17(f)</u>, the Borrower shall have the right (but not the obligation), in its sole discretion, to, no later than the date that occurs sixty (60) days following the applicable Anniversary Date, elect to replace any Non-Extending Lender pursuant to <u>Section 11.13</u> by causing such Non-Extending Lender to assign and delegate, without recourse, its interests, rights and obligations as a Revolving Lender to one or more existing Revolving Lenders or Eligible Assignees (<u>provided</u>, <u>that</u>, the applicable existing Revolving Lender or Eligible Assignee agrees to the extension of the Current Revolving Maturity Date as requested by the Borrower).

(f)   <u>Conditions to Effectiveness of Extensions</u>. Notwithstanding the foregoing, the extension of the Current Revolving Maturity Date of any Revolving Lender pursuant to this <u>Section 2.17</u> shall not be effective with respect to any Extending Lender unless, on the applicable Anniversary Date, the Borrower shall (i) pay any fees agreed to in connection therewith, (ii) deliver to the Administrative Agent a certificate of the Borrower dated as of the applicable Anniversary Date signed by a Responsible Officer of the Borrower (A) certifying and attaching the resolutions adopted by such Borrower approving or consenting to such extension, and (B) in the case of the certificate delivered by the Borrower, certifying that, before and after giving effect to such extension, (1) no Default exists, and (2) the representations and warranties of the Credit Parties contained in <u>Article V</u> or any other Loan Document shall be true and correct in all material respects (unless already qualified by materiality or "Material Adverse Effect," in which case they shall be true and correct in all respects), on and as of the date of such extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (unless already qualified by materiality or "Material Adverse Effect," in which case they shall be true and correct in all respects) as of such earlier date, and except that for purposes of this <u>Section 2.17(f)(ii)(B)(2)</u>, the representations and warranties contained in Sections 5.04 and Section 5.05 shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b), respectively, and (iii)(A) deliver to the Administrative Agent such Organization Documents and legal opinions as may be reasonably requested by the Administrative Agent or any Lender in connection with such extension, (B) provide to the Administrative Agent and the Lenders the documentation and other information reasonably requested by the Administrative Agent and the Lenders as required by United States regulatory authorities under applicable "know your customer" and anti-money-laundering rules and regulations, including the PATRIOT Act, and (C) in each case if any Credit Party qualifies as a "legal entity customer" under the Beneficial Ownership Regulation, provide to the Administrative Agent and each Lender, to the extent reasonably requested by the Administrative Agent or such Lender, a Beneficial Ownership Certification in relation to such Credit Party.

(g)   Conflicting Provisions. This Section 2.17 shall supersede any provisions in Sections 2.13 or Section 11.01 to the contrary.

ARTICLE III

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01   Taxes. (a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i)   Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable Laws. If any applicable Laws (as determined in the good faith discretion of an applicable Withholding Agent) require the deduction or withholding of any Tax from any such payment by the Withholding Agent, then the Withholding Agent shall be entitled to make such deduction or withholding, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below.

(ii)   If a Withholding Agent shall be required by the Code to withhold or deduct any Taxes, including both United States Federal backup withholding and withholding taxes, from any payment, then (A) the applicable Withholding Agent shall withhold or make such deductions as are determined by the Withholding Agent to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Withholding Agent shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with the Code, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the Borrower shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(iii)   If a Withholding Agent shall be required by any applicable Laws other than the Code to withhold or deduct any Taxes from any payment, then (A) the applicable Withholding Agent, as required by such Laws, shall withhold or make such deductions as are determined by it to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Withholding Agent shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with such Laws, and

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(C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the Borrower shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b)   Payment of Other Taxes by the Borrower. Without limiting the provisions of subsection (a) above, the Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)   Tax Indemnifications.

(i)   The Borrower shall, and does hereby indemnify each Recipient, and shall make payment in respect thereof within 30 days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto (other than penalties, interest and expenses payable by reason of the gross negligence or willful misconduct of such Recipient), whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or an L/C Issuer (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or an L/C Issuer, shall be conclusive absent manifest error.

(ii)   Each Lender or each L/C Issuer shall, and does hereby, severally indemnify, and shall make payment in respect thereof within 30 days after demand therefor, (A) the Administrative Agent against any Indemnified Taxes attributable to such Lender or such L/C Issuer (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (B) the Administrative Agent and the Borrower, as applicable, against any Taxes attributable to such Lender's failure to comply with the provisions of Section 11.06(d) relating to the maintenance of a Participant Register and (C) the Administrative Agent against any Excluded Taxes attributable to such Lender or such L/C Issuer that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender or each L/C Issuer hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender or such L/C Issuer, as the case may be, under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this clause (ii).

(d)   Evidence of Payments. Upon request by the Borrower or the Administrative Agent, as the case may be, after any payment of Taxes by the Borrower or by the Administrative Agent to a Governmental Authority as provided in this Section 3.01, the Borrower shall deliver to the Administrative Agent or the Administrative Agent shall deliver to the Borrower, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Laws to report such payment or other evidence of such payment reasonably satisfactory to the Borrower or the Administrative Agent, as the case may be.

        (e)   <u>Status of Lenders; Tax Documentation</u>.

        (i)   Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in <u>Section 3.01(e)(ii)(A)</u>, <u>(ii)(B)</u> and <u>(ii)(D)</u> below) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

        (ii)   Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

        (A)   any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding or information reporting requirements;

        (B)   any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

        (1)   in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(2)   executed copies of IRS Form W-8ECI;

(3)   in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F-1 to the effect that such Foreign Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "U.S. Tax Compliance Certificate") and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(4)   to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or Exhibit F-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct and indirect partner;

(C)   any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be reasonably requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies (or originals, as required) of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)   if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the Effective Date.

(iii)   Each Lender agrees that if any form or certification it previously delivered pursuant to this <u>Section 3.01</u> expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(f)   <u>Treatment of Certain Refunds</u>. Unless required by applicable Laws, at no time shall the Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender or an L/C Issuer, or have any obligation to pay to any Lender or any L/C Issuer, any refund of Taxes withheld or deducted from funds paid for the account of such Lender or such L/C Issuer, as the case may be. If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes (including any application or carry-over of such refund amount to reduce any cash Taxes otherwise payable to the refunding Governmental Authority) as to which it has been indemnified by an indemnifying party or with respect to which it has been paid additional amounts pursuant to this <u>Section 3.01</u>, it shall promptly pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, under this <u>Section 3.01</u> with respect to the Taxes giving rise to such refund and including any interest paid or credited by the relevant Governmental Authority with respect to such refund), net of all reasonable out-of-pocket expenses (including Taxes) incurred by such Recipient, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that such indemnifying party, upon the request of the Recipient, agrees to repay the amount paid over to such indemnifying party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority in connection therewith) to the Recipient in the event the Recipient is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this subsection, in no event will the applicable Recipient be required to pay any amount to an indemnifying party pursuant to this subsection the payment of which would place the Recipient in a less favorable net after-Tax position than such Recipient would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This subsection shall not be construed to require any Recipient to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person.

(g)   <u>Survival</u>. Each party's obligations under this <u>Section 3.01</u> shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender or an L/C Issuer, and the Termination Date.

3.02   <u>**Illegality.**</u> (a) If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to Term SOFR, or to determine or charge interest rates based upon Term SOFR, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the applicable interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, (i) any obligation of such Lender to make or continue Term SOFR Loans in the affected currency or currencies or, in the case of Term SOFR Loans in Dollars, to convert Base Rate Loans to Term SOFR Loans shall be suspended, and (ii) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Term SOFR component of the Base Rate, the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Term SOFR component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist (which notice such Lender agrees to give promptly). Upon receipt of such notice, (A) the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable and such Loans are denominated in Dollars, convert all Term SOFR Loans of such Lender to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to or the Term SOFR component of the Base Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Term SOFR Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Term SOFR Loans, and (B) if such notice asserts the illegality of such Lender determining or charging interest rates based upon Term SOFR, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Term SOFR component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon Term SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 3.05.

(b)   If, in any applicable jurisdiction, the Administrative Agent, any L/C Issuer or any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Administrative Agent, any L/C Issuer or any Lender to (i) perform any of its obligations hereunder or under any other Loan Document or (ii) to fund, hold a commitment or maintain its participation in any Loan or Letter of Credit, such Person shall promptly notify the Administrative Agent, and, upon the Administrative Agent notifying the Borrower, and until such notice by such Person is revoked, any obligation of such Person to issue, make, maintain, fund or charge interest or fees with respect to any such Credit Extension shall be suspended, and to the extent required by applicable Law, cancelled. Upon receipt of such notice, the Borrower shall (A) repay that Person's participation in the Loans or other applicable Obligations on the last day of the Interest Period for each Loan or other Obligation occurring after the Administrative Agent has notified the Borrower or, if earlier, the date specified by such Person in the notice delivered to the Administrative Agent (being no earlier than the last day of any applicable grace period permitted by applicable Law), (B) to the extent applicable to any L/C Issuer, Cash Collateralize that portion of applicable L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit to the extent not otherwise Cash Collateralized, and (C) take all reasonable actions requested by such Person to mitigate or avoid such illegality.

3.03   **Inability to Determine Rates.**

(a)   If in connection with any request for a Term SOFR Loan or a conversion of Base Rate Loans to Term SOFR Loans, or a continuation of any of such Loans, as applicable, (i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (A) no Successor Rate has been determined in accordance with Section 3.03(b), and the circumstances under clause (i) of Section 3.03(b) or the Scheduled Unavailability Date has occurred, or (B) adequate and reasonable means do not otherwise exist for determining Term SOFR for any requested Interest Period, with respect to a proposed Term SOFR Loan or in connection with an existing or proposed Base Rate Loan, or (ii) the Administrative Agent or the Required Lenders determine that for any reason that Term SOFR for any requested Interest Period with respect to a proposed Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain Term SOFR Loans or to convert Base Rate Loans to Term SOFR Loans, shall be suspended (to the extent of the affected Term SOFR Loans or Interest Periods), and (y) in the event of a determination described in the preceding sentence with respect to the Term SOFR component of the Base Rate, the utilization of the Term SOFR component in determining the Base Rate shall be suspended, in each case until the

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Administrative Agent (or, in the case of a determination by the Required Lenders described in clause (ii) of this <u>Section 3.03(a)</u>, until the Administrative Agent upon instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (1) the Borrower may revoke any pending request for a Borrowing of, or conversion to, or continuation of Term SOFR Loans (to the extent of the affected Term SOFR Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein and (2) any outstanding Term SOFR Loans shall be deemed to have been converted to Base Rate Loans immediately at the end of their respective applicable Interest Period.

(b)   <u>Replacement of Term SOFR or Successor Rate</u>. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, if the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or Required Lenders notify the Administrative Agent (with, in the case of the Required Lenders, a copy to the Borrower) that the Borrower or Required Lenders (as applicable) have determined, that:

(i)   adequate and reasonable means do not exist for ascertaining one month, three month, and six month interest periods of Term SOFR, including, without limitation, because the Term SOFR Screen Rate is not available or published on a current basis and such circumstances are unlikely to be temporary; or

(ii)   CME or any successor administrator of the Term SOFR Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent or such administrator with respect to its publication of Term SOFR, in each case acting in such capacity, has made a public statement identifying a specific date after which one month, three month and six month interest periods of Term SOFR or the Term SOFR Screen Rate shall or will no longer be representative or made available, or permitted to be used for determining the interest rate of syndicated loans denominated in Dollars, or shall or will otherwise cease, <u>provided</u> that, at the time of such statement, there is no successor administrator that is satisfactory to the Administrative Agent, that will continue to provide such representative interest periods of Term SOFR after such specific date (the latest date on which one month, three month and six month interest periods of Term SOFR or the Term SOFR Screen Rate are no longer representative or available permanently or indefinitely, the "<u>Scheduled Unavailability Date</u>"); then, on a date and time determined by the Administrative Agent (any such date, the "<u>Term SOFR Replacement Date</u>"), which date shall be at the end of an Interest Period or on the relevant interest payment date, as applicable, for interest calculated and, solely with respect to clause (ii) above, no later than the Scheduled Unavailability Date, Term SOFR will be replaced hereunder and under any Loan Document with Daily Simple SOFR plus the SOFR Adjustment for any payment period for interest calculated that can be determined by the Administrative Agent, in each case, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document (the "<u>Term SOFR Successor Rate</u>"). If the Successor Rate is Daily Simple SOFR plus the SOFR Adjustment, all interest payments will be payable on a monthly basis.

(iii)   Notwithstanding anything to the contrary herein, (1) if the Administrative Agent determines that Daily Simple SOFR is not available on or prior to the Term SOFR Replacement Date, or (2) if the events or circumstances of the type described in <u>Section 3.03(b)(i)</u> or <u>(ii)</u> have occurred with respect to the Successor Rate then in effect, then in each case the Administrative Agent and the Borrower may amend this Agreement solely for the purpose of replacing Term SOFR or any then current Successor Rate in accordance with this <u>Section 3.03</u> at the end of any Interest Period, relevant interest payment date or payment period for interest

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calculated, as applicable, with an alternative benchmark rate giving due consideration to any evolving or then existing convention for similar credit facilities syndicated and agented in the U.S. and denominated in Dollars for such alternative benchmarks, and, in each case, including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then existing convention for similar credit facilities syndicated and agented in the U.S. and denominated in Dollars for such benchmarks (and any such proposed rate, including for the avoidance of doubt, any such proposed rate and adjustments thereto, an "Successor Rate"), and any such amendment shall become effective at 5:00 p.m. on the fifth Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders object to such amendment.

(c)   The Administrative Agent will promptly (in one or more notices) notify the Borrower and each Lender of the implementation of any Successor Rate. Any Successor Rate shall be applied in a manner consistent with market practice; provided that to the extent such market practice is not administratively feasible for the Administrative Agent, such Successor Rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent. Notwithstanding anything else herein, if at any time any Successor Rate as so determined would otherwise be less than zero percent (0%), the Successor Rate will be deemed to be zero percent (0%) for the purposes of this Agreement and the other Loan Documents. In connection with the implementation of a Successor Rate, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement; provided that, with respect to any such amendment effected, the Administrative Agent shall post each such amendment implementing such Conforming Changes to the Borrower and the Lenders reasonably promptly after such amendment becomes effective.

3.04   Increased Costs.

(a)   <u>Increased Costs Generally</u>. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by <u>Section 3.04(f)</u>) or any L/C Issuer;

(ii)   subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in <u>clauses (b)</u> through <u>(d)</u> of the definition of "Excluded Taxes", and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)   impose on any Lender or any L/C Issuer or the applicable interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Term SOFR Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, converting to, continuing or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or such L/C

Issuer of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or such L/C Issuer hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or such L/C Issuer, the Borrower will pay to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer, as the case may be, for such additional costs incurred or reduction suffered.

(b) <u>Capital Requirements</u>. If any Lender or any L/C Issuer reasonably determines that any Change in Law affecting such Lender or such L/C Issuer or any Lending Office of such Lender or such Lender's or such L/C Issuer's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's or such L/C Issuer's capital or on the capital of such Lender's or such L/C Issuer's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swing Line Loans held by, such Lender, or the Letters of Credit issued by such L/C Issuer, to a level below that which such Lender or such L/C Issuer or such Lender's or such L/C Issuer's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or such L/C Issuer's policies and the policies of such Lender's or such L/C Issuer's holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer or such Lender's or such L/C Issuer's holding company for any such reduction suffered.

(c) <u>Mandatory Costs</u>. If any Lender or any L/C Issuer incurs any Mandatory Costs attributable to the Obligations, then from time to time the Borrower will pay to such Lender or such L/C Issuer, as the case may be, such Mandatory Costs. Such amount shall be expressed as a percentage rate per annum and shall be payable on the full amount of the applicable Obligations.

(d) <u>Certificates for Reimbursement</u>. A certificate of a Lender or an L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or such L/C Issuer or its holding company, as the case may be, as specified in <u>Sections 3.04(a)</u>, (<u>b</u>) or (<u>c</u>), setting forth in reasonable detail the manner in which such amount or amounts was determined and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender or such L/C Issuer, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(e) <u>Delay in Requests</u>. Failure or delay on the part of any Lender or any L/C Issuer to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender's or such L/C Issuer's right to demand such compensation; <u>provided</u>, <u>that</u>, the Borrower shall not be required to compensate a Lender or an L/C Issuer pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than 180 days prior to the date that such Lender or such L/C Issuer, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's or such L/C Issuer's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof).

(f) <u>Requests for Compensation</u>. Any request by a Lender for compensation pursuant to the foregoing provisions of this <u>Section 3.04</u> shall be made in accordance with such Lender's policies as applied generally to other similarly situated borrowers of similar creditworthiness with respect to their similarly affected commitments, loans and/or participations under agreements with such borrowers having provisions similar to the provisions of this <u>Section 3.04</u> (it being acknowledged and agreed that nothing in this section shall require the Administrative Agent or any Lender to disclose any information related to similarly situated customers, comparable provisions of similar agreements or otherwise that the Administrative Agent or such Lender (as applicable), in its sole discretion, deems proprietary, privileged or confidential, and the Administrative Agent's or applicable Lender's failure to provide such information shall not preclude it from asserting that such other customer is similarly situated under a similar agreement to the Borrower).

       3.05   **<u>Compensation for Losses</u>**. Within 10 days of written demand by any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense (other than loss of profit, and excluding Taxes which shall be governed by <u>Section 3.01</u> and <u>Section 3.04</u>) incurred by it as a result of:

       (a)   any conversion, payment or prepayment of any Term SOFR Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

       (b)   any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Term SOFR Loan on the date or in the amount notified by the Borrower; or

       (c)   any assignment of a Term SOFR Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to <u>Section 11.13</u>;

excluding any loss of anticipated profits, but including any loss or expense arising from any foreign exchange losses, the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained or from the performance of any foreign exchange contract. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this <u>Section 3.05</u>, each Lender shall be deemed to have funded each Term SOFR Loan made by it at Term SOFR for such Loan by a matching deposit or other borrowing in the offshore interbank market for such currency for a comparable amount and for a comparable period, whether or not such Term SOFR Loan was in fact so funded.

       3.06   **<u>Mitigation Obligations; Replacement of Lenders.</u>** (a) <u>Designation of a Different Lending Office</u>. Each Lender may make any Credit Extension to the Borrower through any Lending Office; *provided*, <u>that</u>, the exercise of this option shall not affect the obligation of the Borrower to repay the Credit Extension in accordance with the terms of this Agreement. If any Lender requests compensation under <u>Section 3.04</u>, or the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender, any L/C Issuer or any Governmental Authority for the account of any Lender or any L/C Issuer pursuant to <u>Section 3.01</u>, or if any Lender gives a notice pursuant to <u>Section 3.02</u>, then at the request of the Borrower such Lender or such L/C Issuer shall, as applicable, use reasonable efforts to designate a different Lending Office for funding or booking its Credit Extensions hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or such L/C Issuer, as applicable, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to <u>Section 3.01</u> or <u>3.04</u>, as the case may be, in the future, or eliminate the need for the notice pursuant to <u>Section 3.02</u>, as applicable, and (ii) in each case, would not subject such Lender or such L/C Issuer, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or such L/C Issuer, as the case may be. The Borrower hereby agrees to pay all reasonable and documented costs and expenses incurred by any Lender or any L/C Issuer in connection with any such designation or assignment.

(b)   Replacement of Lenders. If any Lender requests compensation under Section 3.04 or gives a notice pursuant to Section 3.02, or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 3.06(a), the Borrower may replace such Lender in accordance with Section 11.13.

3.07   **Survival**. All of the Borrower's obligations under this Article III shall survive the Termination Date and any resignation of the Administrative Agent.

ARTICLE IV
CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01   **Conditions Precedent to Effectiveness and the Initial Credit Extensions**. The effectiveness of this Agreement and the obligation of each L/C Issuer and each Lender to make its initial Credit Extension hereunder is subject to satisfaction of the following conditions precedent:

(a)   The Administrative Agent's receipt of the following, each of which shall be originals, telecopies or .pdf copies unless otherwise specified, each properly executed by a Responsible Officer of the Parent (where applicable), the Borrower (where applicable), in each case (to the extent applicable) dated the Effective Date (or, in the case of certificates of governmental officials, a recent date before the Effective Date):

(i)   executed counterparts of this Agreement from each of the Credit Parties, the Administrative Agent, each Lender, each L/C Issuer and the Swing Line Lender;

(ii)   Notes executed by the Borrower in favor of each Lender requesting a Note;

(iii)   such certificates with respect to resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each Credit Party as the Administrative Agent may reasonably require evidencing the identity, authority and capacity of each Responsible Officer of such Credit Party authorized to act as a Responsible Officer of such Credit Party in connection with this Agreement and the other Loan Documents;

(iv)   such documents and certifications as the Administrative Agent may reasonably require to evidence that each Credit Party is duly organized or formed, and, to the extent customarily available, that each Credit Party is validly existing, in good standing and qualified to engage in business in the jurisdiction of its organization;

(v)   a customary legal opinion or opinions from counsel to the Credit Parties, addressed to the Administrative Agent, each Lender and each L/C Issuer party to this Agreement as of the Effective Date; and

(vi)   a certificate signed by the chief executive officer, chief financial officer (or principal financial officer with similar responsibilities), treasurer or controller that is a Responsible Officer of the Borrower certifying that the conditions specified in Sections 4.02(a) and (b) have been satisfied.

(b)   The Borrower shall have provided to the Administrative Agent and the Lenders the documentation and other information reasonably requested by the Administrative Agent and the Lenders as required by United States regulatory authorities under applicable "know your customer" and anti-money-laundering rules and regulations, including the PATRIOT Act, in each case at least three Business Days prior to the Effective Date to the extent requested at least ten Business Days prior to the Effective Date.

(c)   If any Credit Party qualifies as a "legal entity customer" under the Beneficial Ownership Regulation, receipt by the Administrative Agent and each Lender, to the extent requested by the Administrative Agent or such Lender, of a Beneficial Ownership Certification in relation to such Credit Party, at least three Business Days prior to the Effective Date to the extent requested at least ten Business Days prior to the Effective Date.

(d)   Any fees required to be paid pursuant to the Loan Documents on or before the Effective Date shall have been paid.

(e)   The Borrower shall have paid all reasonable and documented out-of-pocket fees, charges and disbursements of counsel to the Administrative Agent (directly to such counsel if requested by the Administrative Agent) to the extent invoiced prior to the Effective Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by such counsel through the closing proceedings, to the extent such estimate is received prior to the Effective Date (provided, that, such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent). Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Effective Date specifying its objection thereto.

4.02   **Conditions to all Credit Extensions**. The obligation of each Lender to honor any Request for Credit Extension (other than a Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Term SOFR Loans) is subject to the following conditions precedent:

(a)   The representations and warranties of the Credit Parties contained in Article V or any other Loan Document shall be true and correct, in all material respects (unless already qualified by materiality or "Material Adverse Effect" in which case, they shall be true and correct in all respects), on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct, in all material respects (unless already qualified by materiality or "Material Adverse Effect", in which case, they shall be true and correct in all respects), as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in Sections 5.04 shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b), respectively; provided, that, solely in connection with any Credit Extension made after the Effective Date, this Section 4.02(a) shall not require the representations and warranties set forth in <u>Section 5.05,</u> <u>Section 5.06</u> or <u>Section 5.09</u> to be true and correct in all material respects (or in all respects if already qualified by materiality or "Material Adverse Effect") in connection with such Credit Extension.

(b)   No Default or Event of Default shall exist or be continuing, or would result, from such proposed Credit Extension or from the application of the proceeds thereof.

(c)   The Administrative Agent and, if applicable, the applicable L/C Issuer or the Swing Line Lender, shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than a Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Term SOFR Loans) submitted by a Borrower shall be deemed to be a representation and warranty that the conditions specified in <u>Sections 4.02(a)</u> and <u>(b)</u> have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Each of the Credit Parties represents and warrants to the Administrative Agent, each L/C Issuer and the Lenders that:

5.01   <u>Existence, Qualification, Power and Standing</u>. Each Credit Party and each of their respective Major Subsidiaries (a) is a corporation, partnership, limited liability company or other entity duly and properly incorporated or organized, as the case may be, validly existing and (to the extent such concept applies to such entity) in good standing under the laws of its jurisdiction of incorporation or organization and (b) has all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent that the failure to have such authority would not reasonably be expected to have a Material Adverse Effect.

5.02   <u>Authorization, Validity and Binding Effect</u>. Each Credit Party has the power and authority and legal right to execute and deliver the Loan Documents and to perform its obligations thereunder. The execution and delivery by each of Credit Party, as applicable, of the Loan Documents and the performance of its obligations thereunder have been duly authorized by proper proceedings, and the Loan Documents constitute legal, valid and binding obligations of the Credit Parties, as applicable, enforceable against it in accordance with their terms, except as may be limited by bankruptcy, insolvency or similar laws relating to or affecting creditors' rights generally and by general principles of equity, regardless of whether considered in a proceeding in equity or at law.

5.03   <u>No Conflict; Government Consent</u>. (a) Neither the execution and delivery by any Credit Party of the Loan Documents, nor the consummation of the transactions therein contemplated, nor compliance with the provisions thereof will violate (i) any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on any Credit Party, (ii) any Credit Party's respective bylaws, articles or certificate of incorporation, partnership agreement, certificate of partnership, operating agreement or other management agreement, articles or certificate of organization or other similar formation, organizational or governing documents, instruments and agreements, as the case may be, or (iii) the provisions of any indenture, instrument or agreement to which any Credit Party is a party or is subject, or by which it, or its Property, is bound, except in the case of <u>clauses (i)</u> and <u>(iii)</u> where such violation would not reasonably be expected to have a Material Adverse Effect.

(b)   No order, consent, adjudication, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, or other action in respect of any governmental or public body or authority, or any subdivision thereof, which has not been obtained by the Credit Parties is required to be obtained by the Credit Parties in connection with the execution and delivery of the Loan Documents, the borrowings under the Loan Documents, the payment and performance by the Borrower of its Obligations or the legality, validity, binding effect or enforceability of the Loan Documents.

5.04   **Financial Statements.** The June 30, 2024 audited consolidated financial statements of the Parent and its Subsidiaries heretofore delivered to the Arrangers and the Lenders, copies of which are included in the Parent's Annual Report on Form 10-K as filed with the SEC and, if applicable, the unaudited consolidated financial statements of the Parent and its Subsidiaries as of the last day of the most recent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) for which the Parent has most recently filed a quarterly report on Form 10-Q, (a) were prepared in accordance with US GAAP (except as otherwise expressly noted therein), (b) fairly present in all material respects the consolidated financial condition and operations of the Parent and its Subsidiaries at such date and the consolidated results of their operations and cash flows for the period then ended (subject, in the case of unaudited quarterly reports, to the absence of footnotes and to normal year-end audit adjustments) and (c) show all material indebtedness and other liabilities, direct or contingent, of the Parent and its Subsidiaries as of the date thereof that are required under Agreement Accounting Principles to be reflected thereon.

5.05   **No Material Adverse Effect**. As of the Effective Date, except as disclosed in the Parent SEC Report (excluding any disclosures set forth in any risk factor section and in any section relating to forward-looking or safe harbor statements), since June 30, 2024, there has been no material adverse effect on the financial condition, results of operations, business or Property of the Parent and its Subsidiaries taken as a whole.

5.06   **Litigation**. As of the Effective Date, there is no litigation, arbitration, governmental investigation, proceeding or inquiry pending or, to the knowledge of any of their officers, threatened against or affecting the Parent or any of its Subsidiaries which has not been disclosed in the Parent SEC Report (a) that would reasonably be expected to have a Material Adverse Effect or (b) which seeks to prevent, enjoin or delay the making of any Loan or otherwise calls into question the validity of any Loan Document and as to which there is a reasonable possibility of an adverse decision.

5.07   **Investment Company Act.** No Credit Party nor any of their respective Subsidiaries is an "investment company", a company "controlled by" an "investment company" or a company required to register as an "investment company," each as defined in the Investment Company Act of 1940, as amended.

5.08   **Disclosure.** As of the Effective Date, all written information other than financial projections and other forward-looking information and information of a general economic or industry nature (as used in this Section 5.08, the "Information") provided on or prior to the Effective Date by any Credit Party or their Subsidiaries or on behalf of any Credit Party by its representatives to the Administrative Agent or the Lenders in connection with the negotiation and syndication of and entry into this Agreement, and any Beneficial Ownership Certification, in each case, does not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading when taken as a whole and in light of the circumstances under which such statements were made (giving effect to any supplements then or theretofore furnished).

5.09 <u>Solvency</u>. As of the Effective Date, (i) the Parent and its Subsidiaries on a consolidated basis are able to pay their debts and other liabilities, contingent obligations and other commitments as they mature in their ordinary course; (ii) the Parent and its Subsidiaries do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay as such debts and liabilities mature in their ordinary course; (iii) the Parent and its Subsidiaries on a consolidated basis are not engaged in a business or a transaction, and are not about to engage in a business or a transaction, for which their property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which they are engaged; (iv) the fair value of the property and assets of the Parent and its Subsidiaries on a consolidated basis is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of the Parent and its Subsidiaries on a consolidated basis; and (v) the present fair salable value of the property and assets of the Parent and its Subsidiaries on a consolidated basis is not less than the amount that will be required to pay the probable liability of the Parent and its Subsidiaries on a consolidated basis on their debts as they become absolute and matured. In computing the amount of contingent liabilities for purposes of this <u>Section 5.09</u>, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability, and all in accordance with US GAAP.

5.10 <u>OFAC, FCPA</u>. No Credit Party, nor any Subsidiary, nor, to the knowledge of any Credit Party, any director, officer or employee thereof, is an individual or entity that is, or is 50% or more owned (individually or in the aggregate, directly or indirectly) or controlled by individuals or entities (including any agency, political subdivision or instrumentality of any government) that are (a) the subject or target of any Sanctions or in violation of applicable Sanctions or Anti-Corruption Laws, (b) included on OFAC's List of Specially Designated Nationals, HMT's Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by the United States federal government (including, without limitation, OFAC), the European Union or any European Union member state, HMT or other applicable sanctions authority, or (c) located, organized or resident in a Designated Jurisdiction.

5.11 <u>Affected Financial Institutions</u>. No Credit Party, nor any Subsidiary, is an Affected Financial Institution.

5.12 <u>Regulation U</u>. No Credit Party, nor any Subsidiary, is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate of buying or carrying margin stock (within the meaning of Regulation U or Regulation X); and after applying the proceeds of each Loan, margin stock (as defined in Regulation U) constitutes not more than twenty-five percent (25%) of the value of those assets of the Borrower which are subject to any limitation on sale or pledge, or any other restriction hereunder.

5.13 <u>Taxes</u>. Each of the Credit Parties and its Subsidiaries has filed all tax returns and reports required to be filed, and has paid all tax liabilities, assessments, and governmental charges or levies imposed upon it or its properties, unless (a) the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with US GAAP are being maintained by the Credit Parties or such Subsidiary in connection therewith, or (b) the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.


ARTICLE VI
<u>AFFIRMATIVE COVENANTS</u>


From the Effective Date, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation hereunder (other than any contingent indemnification obligations for which no claim has been made) shall remain unpaid or unsatisfied or (except to the extent agreed by the L/C Issuer that has issued such Letter of Credit or to the extent such Letter of Credit has been Cash Collateralized) any Letter of Credit shall remain outstanding:

6.01   Financial Reporting. The Parent shall maintain, for itself and each of its Subsidiaries, a system of accounting established and administered in accordance with US GAAP, and furnish to the Administrative Agent for the Administrative Agent's distribution to the Lenders:

(a)   As soon as available, but in any event on or prior to the 90th day after the close of each of its fiscal years (commencing with the first fiscal year of the Parent ending after the Effective Date), a consolidated balance sheet as of the end of such period, related statements of operations, comprehensive income/loss, stockholder's equity and cash flows prepared in accordance with US GAAP on a consolidated basis for itself and its Subsidiaries, together with an audit report certified by independent certified public accountants of recognized standing, whose opinion shall not be qualified as to the scope of the audit or as to the status of the Parent and its consolidated Subsidiaries as a going concern.

(b)   As soon as available, but in any event on or prior to the 45th day after the close of the first three quarterly periods of each of its fiscal years (commencing with the first such fiscal quarter of the Parent ending after the Effective Date), for itself and its Subsidiaries, a consolidated (or, at the Parent's option and to the extent filed (or to be filed) with the SEC in its quarterly report on Form 10-Q, condensed consolidated) unaudited balance sheet as at the close of each such period and consolidated unaudited statements of operations, comprehensive income (loss) and cash flows for the period from the beginning of such fiscal year to the end of such quarter, all certified by its chief financial officer, chief accounting officer or treasurer.

(c)   Together with the financial statements required under Sections 6.01(a) and (b), a Compliance Certificate signed by its chief financial officer, chief accounting officer, treasurer or a director thereof showing the calculations necessary to determine compliance with the financial covenant set forth in Section 7.05 and stating that no Default or Event of Default exists, or if any Default or Event of Default exists, stating the nature and status thereof.

(d)   Promptly upon the filing thereof, copies of all registration statements or other regular reports not otherwise provided pursuant to this Section 6.01 which the Parent or any of its Subsidiaries files with the SEC.

(e)   Promptly following any reasonable written request, information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable "know your customer" and anti-money-laundering rules and regulations, including the PATRIOT Act and the Beneficial Ownership Regulation.

(f)   Such other information with respect to the business, condition or operations, financial or otherwise, and Properties of the Parent and its Subsidiaries as the Administrative Agent, including at the request of any Lender, may from time to time reasonably request.

Documents required to be delivered pursuant to this Section 6.01(a), (b), (d) or (e) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which any Credit Party posts such documents, or provides a link thereto on the Parent's website on the Internet at investors.atlassian.com or such other website with respect to which any Credit Party may from time to time notify the Administrative Agent and to which the Lenders have access; or (ii) on which such documents are posted on any Credit Party's behalf by the Administrative Agent on SyndTrak or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent) or filed electronically through EDGAR and available on the Internet at www.sec.gov. The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by any Credit Party with any such request for delivery.

Each Credit Party hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders materials and/or information provided by or on behalf of any Credit Party hereunder (collectively, "Borrower Materials") by posting the Borrower Materials on SyndTrak or another similar electronic system (the "Platform") and (b) certain of the Lenders (each a "Public Lender") may have personnel who do not wish to receive material non-public information with respect to the Credit Parties or their respective Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons' securities. Each of the Credit Parties hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked "PUBLIC" which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof; (x) by marking Borrower Materials "PUBLIC", the Credit Parties shall be deemed to have authorized the Administrative Agent, the Arrangers and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to any Credit Party or their securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 9.10); (y) all Borrower Materials marked "PUBLIC" are permitted to be made available through a portion of the Platform designated "Public Side Information;" and (z) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are not marked "PUBLIC" as being suitable only for posting on a portion of the Platform that is not designated "Public Side Information."

       6.02   <u>**Notice of Default**</u>. The Credit Parties shall give prompt notice in writing to the Lenders of the occurrence of any Default or Event of Default.

       6.03   <u>**Payment of Taxes**</u>. Each of the Credit Parties shall, and shall cause each Subsidiary to, pay and discharge within 30 days of the date the same shall become due and payable, all its tax liabilities, assessments and governmental charges or levies upon it or its properties, unless (a) the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with (and to the extent required by) US GAAP are being maintained by the Credit Parties or such Subsidiary in connection therewith, or (b) the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

       6.04   <u>**Preservation of Existence, Etc.**</u> (a) Each of the Credit Parties shall, and shall cause each of their respective Subsidiaries to, except as otherwise permitted by Section 7.03, do all things necessary to preserve, renew and maintain in full force and effect its (i) legal existence and (ii) to the extent applicable, good standing as a corporation, partnership, limited liability company or other entity under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except in each case (other than with respect to the valid existence of the Credit Parties), to the extent that failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)   Each of the Credit Parties shall, and shall cause each of their respective Subsidiaries to take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect

6.05   Maintenance of Properties and Intellectual Property. Each of the Credit Parties shall, and shall cause each of their respective Subsidiaries to, (a) maintain, preserve and protect all of its properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear and casualty and condemnation excepted, (b) preserve, renew and maintain in full force and effect, all rights, licenses, intellectual property, copyrights, trademarks, trade names, patents, domain names, permits, privileges, authorizations and other rights as are necessary for the conduct of its business, except, in each case where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

6.06   Maintenance of Insurance. Each of the Credit Parties shall, and shall cause each of their respective Subsidiaries to, maintain with financially sound and reputable insurance companies not Affiliates of any Credit Party, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance compatible with the following standards) as are customarily carried under similar circumstances by such other Persons.

6.07   Compliance with Laws. Each Credit Party shall, and shall cause each of their respective Subsidiaries to, comply in all material respects with all applicable Laws, rules, regulations and orders (such compliance to include, without limitation, compliance with ERISA and Environmental Laws), except to the extent such noncompliance would not reasonably be expected to have a Material Adverse Effect.

6.08   Inspection; Keeping of Books and Records. Subject to applicable Law and third party confidentiality agreements entered into by the Credit Parties or any of their respective Subsidiaries in the ordinary course of business, each of the Credit Parties shall, and shall cause each of their respective Subsidiaries to, permit the Administrative Agent, during the continuance of a Default or Event of Default, by its representatives and agents, to inspect any of the Property, books and financial records of the Credit Parties and each of their respective Subsidiaries, to examine and make copies of the books of accounts and other financial records of the Credit Parties and each of their respective Subsidiaries, and to discuss the affairs, finances and accounts of the Credit Parties and each of their respective Subsidiaries with their respective officers at such reasonable times and intervals as the Administrative Agent may designate but in all events upon reasonable prior notice to the Credit Parties. The Credit Parties shall keep and maintain, and cause each of their respective Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with US GAAP shall be made of all dealings and transactions in relation to their respective businesses and activities.

6.09   Use of Proceeds. The Credit Parties shall, and shall cause each of their respective Subsidiaries to, use the proceeds of the Loans for general corporate purposes (which may include, without limitation, financing the consideration for and fees and expenses related to any Acquisition and the prepayment, repayment or redemption of any Indebtedness). The Borrower shall use the proceeds of the Loans in compliance with all applicable legal and regulatory requirements and any such use shall not result in a violation of any such requirements, including, without limitation, Regulation U and Regulation X, the Securities Act of 1933 and the Securities Exchange Act of 1934 and the regulations promulgated thereunder.

6.10   **OFAC, FCPA**. Each of the Credit Parties shall maintain in effect and enforce policies and procedures reasonably designed to promote and achieve compliance by the Credit Parties, their respective Subsidiaries and their respective directors, employees and agents with Anti-Corruption Laws and applicable Sanctions.

ARTICLE VII
NEGATIVE COVENANTS

From the Effective Date, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation hereunder (other than any contingent indemnification obligations for which no claim has been made) shall remain unpaid or unsatisfied or (except to the extent agreed by the L/C Issuer that has issued such Letter of Credit or to the extent such Letter of Credit has been Cash Collateralized) any Letter of Credit shall remain outstanding:

7.01   **Liens**. No Credit Party shall, and shall not permit any of their respective Subsidiaries to, create or suffer to exist any Lien in or on any of its Property, in each case to secure or provide for the payment of any Indebtedness for Borrowed Money, except:

(a)   Precautionary Liens provided by any Credit Party or any Subsidiary in connection with the sale, assignment, transfer or other disposition of assets by the Credit Parties or any Subsidiary which transaction is determined by the Board of Directors of such Credit Party or such Subsidiary to constitute a "sale" under accounting principles generally accepted in the United States;

(b)   Liens existing on the Effective Date securing Indebtedness for Borrowed Money (x) with an individual value less than $10,000,000 or (y) as set forth on Schedule 7.01;

(c)   Usual and customary deposits in favor of lessors and similar deposits in the ordinary course of business;

(d)   Liens in favor of the Parent or any of its Subsidiaries;

(e)   Liens existing on Property of any Person acquired by Credit Parties or any Subsidiary (which may include Property previously leased by the Parent or any of its Subsidiaries and leasehold interests on such Property, provided that the lease terminates prior to or upon the acquisition), other than any such Lien or security interest created in contemplation of such acquisition (and the replacement, extension or renewal thereof upon or in the same Property);

(f)   Liens on Property of a Person existing at the time such Person is merged into or consolidated with the Credit Parties or any Subsidiary, at the time such Person first becomes a Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the Properties or assets of a Person to the Credit Parties or any Subsidiary, provided that such Lien was not incurred in anticipation of the merger, consolidation, sale, lease or other disposition;

(g)   Liens on fixed or capital assets (including real property) to secure the payment of all or any part of the cost of acquisition, construction, development or improvement of such assets, or to secure Indebtedness for Borrowed Money incurred to provide funds for any such purpose; *provided*, that (i) the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 12 months after the completion of the acquisition, construction, development or improvement of such assets, (ii) the aggregate outstanding principal amount of such Indebtedness for Borrowed Money secured by such Lien, together with any outstanding Indebtedness for Borrowed Money pursuant to Section 7.02(e), does not exceed $500,000,000 and (iii) such Lien shall not apply to any other Property of the Credit Parties or any Subsidiary, except for accessions and improvements to such fixed or capital assets covered by such Lien and the proceeds and products thereof;

(h)   Liens on cash and securities (and deposit and securities accounts) securing reimbursement obligations in respect of letters of credit and banker's acceptances issued for the account of any Credit Party or any Subsidiary in the ordinary course of business;

(i)   Liens with respect to any Cash Collateral provided by the Borrower pursuant to any Loan Document;

(j)   other Liens securing Indebtedness for Borrowed Money, together with any outstanding Indebtedness for Borrowed Money pursuant to Section 7.02(k), in an aggregate outstanding principal amount not to exceed the greater of (i) $500,000,000 and (ii) an amount equal to 12.5% of Consolidated Assets;

(k)   Liens on assets arising in connection with a Securitization Transaction permitted pursuant to Section 7.02(i);

(l)   any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens (or Indebtedness for Borrowed Money secured by Liens) referred to in clauses (a) through (k), inclusive, provided that such extension, renewal or replacement Lien shall be limited to all or a part of the same Property that secured the Lien extended, renewed or replaced (plus improvements on and accessions to such Property), and (ii) the Indebtedness for Borrowed Money secured by such Lien at such time is not increased (other than by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the Indebtedness for Borrowed Money being refinanced); and

(m)   Liens created in substitution of any Liens permitted by clauses (a) through (l), inclusive, provided that, (i) based on a good faith determination of a senior officer of the Borrower, the property encumbered by such substitute or replacement Lien is substantially similar in nature to the property encumbered by the otherwise permitted Lien that is being replaced, and (ii) the Indebtedness for Borrowed Money secured by such Lien at such time is not increased (other than by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the Indebtedness for Borrowed Money being refinanced)).

7.02   **Indebtedness**. No Credit Party shall permit any Subsidiary of the Parent (other than the Borrower) to, directly or indirectly, create, incur, assume or suffer to exist any Indebtedness for Borrowed Money, except:

(a)   Indebtedness under the Loan Documents;

(b)   Indebtedness for Borrowed Money existing on the Effective Date (x) with an individual principal amount less than $10,000,000 or (y) as set forth on Schedule 7.02 and, in each case of the foregoing clauses (x) and (y), any Permitted Refinancing thereof;

(c)   Indebtedness for Borrowed Money owed to the Parent or any Subsidiary;

(d)   (i) Indebtedness for Borrowed Money of a Person that becomes a Subsidiary after the Effective Date; provided, that, such Indebtedness exists at the time such Person becomes a Subsidiary

and is not created in contemplation of or in connection with such Person becoming a Subsidiary; and (ii) any Permitted Refinancing of any Indebtedness specified in clause (i);

(e) Indebtedness for Borrowed Money in respect of fixed or capital assets (including real property) incurred to finance the payment of all or any part of the cost of acquisition, construction, development or improvement of such assets; *provided*, that, (i) the commitment of the creditor to provide such Indebtedness for Borrowed Money shall have been obtained not later than 12 months after the completion of the acquisition, construction, development or improvement of such assets and (ii) the aggregate outstanding principal amount of such Indebtedness for Borrowed Money, together with any outstanding Indebtedness for Borrowed Money that is secured by a Lien pursuant to Section 7.01(g), does not exceed $500,000,000;

(f) unsecured Indebtedness for Borrowed Money of any Subsidiary that has provided a Guarantee of the Obligations of the Borrower hereunder on terms reasonably acceptable to the Administrative Agent;

(g) guaranties of any Indebtedness for Borrowed Money of any Subsidiary of the Parent (other than the Borrower) otherwise permitted under this Section 7.02 (other than Section 7.02(f));

(h) Indebtedness for Borrowed Money pursuant to tenders, statutory obligations, bids, leases, governmental contracts, trade contracts, surety, stay, customs, appeal, performance and/or return of money bonds or other similar obligations incurred in the ordinary course of business, and in respect of any letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(i) Indebtedness for Borrowed Money of a Securitization Subsidiary issued or undertaken in any Securitization Transaction in an aggregate outstanding principal amount not to exceed $500,000,000;

(j) Indebtedness for Borrowed Money arising in connection with customary cash management services and from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds, in each case in the ordinary course of business; and

(k) other Indebtedness for Borrowed Money, together with any outstanding Indebtedness for Borrowed Money that is secured by a Lien pursuant to Section 7.01(j), in an aggregate outstanding principal amount not to exceed the greater of (i) $500,000,000 and (ii) an amount equal to 12.5% of Consolidated Assets.

7.03 Fundamental Changes.

(a) No Credit Party shall, nor shall they permit any of their respective Subsidiaries to, directly or indirectly, merge, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets (whether now owned or hereafter acquired) of the Credit Parties and their respective Subsidiaries, taken as a whole, to or in favor of any Person, except that, so long as no Default exists or would result therefrom: (i) any Subsidiary may merge or consolidate with and into the Borrower, so long as the Borrower shall be the continuing or surviving Person of such merger or consolidation; (ii) any Subsidiary may merge or consolidate with and into the Parent, so long as the Parent shall be the continuing or surviving Person of such merger or consolidation; (iii) any Subsidiary may merge or consolidate with or into any other Subsidiary, so long as a Subsidiary is the continuing or surviving Person of such merger or consolidation;

(iv) any Subsidiary may merge or consolidate with or into any other Person; provided, that, (A) if such merger or consolidation involves any Credit Party, such Credit Party shall be the continuing or surviving Person and (B) such merger or consolidation does not result in the Disposition of all or substantially all of the assets of the Parent and its Subsidiaries, taken as a whole; (v) any Subsidiary may dissolve or liquidate; provided, that, (A) such dissolution or liquidation does not result in the Disposition of all or substantially all of the assets of the Credit Parties and their respective Subsidiaries, taken as a whole, and (B) such dissolution or liquidation could not reasonably be expected to have a Material Adverse Effect, (vi) the Parent may Dispose of substantially all of its and its Subsidiaries assets, taken as a whole, to the Borrower and (vii) the Parent or the Borrower may merge or consolidate with or into any other Person, Dispose of all or substantially all of its and its Subsidiaries' assets, taken as a whole, to any other Person; provided that the resulting, surviving or transferee Person (if other than the Parent or the Borrower, as applicable) is (A) a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia or (B) an entity treated as a corporation for U.S. federal income tax purposes organized and existing under the laws of England and Wales and, in each case, such entity (if not the Parent or the Borrower, as applicable) expressly assumes all of the obligations of the Parent or the Borrower, as applicable, under this Agreement and the Administrative Agent shall have received a legal opinion from counsel, and in form and substance, reasonably satisfactory to the Administrative Agent with respect thereto.

(b) Notwithstanding anything to the contrary in this Agreement, the limitations described in Section 7.03(a) shall not apply if, so long as no Default exists or would result therefrom, the Parent consolidates with or merges with and into the Borrower, and, in such case, the Parent will be automatically and unconditionally released from all obligations under its Guaranty and the Guaranty shall terminate and be discharged and be of no further force and effect and each reference in this Agreement to the Parent shall thereafter be deemed to refer to the Borrower.

7.04 <u>**Use of Proceeds; OFAC, FCPA**</u>. No Credit Party nor any of their respective Subsidiaries will directly, or, to the knowledge of any Credit Party, indirectly, use the proceeds of any Loan or Letter of Credit (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) to fund any activities of or business with any individual or entity, or in any Designated Jurisdiction, that, at the time of such funding, is the target of Sanctions or (c) in any other manner that will result in a violation of Sanctions by any Person participating in this Agreement.

7.05 <u>**Financial Covenant**</u>. As of the last day of each fiscal quarter of the Parent commencing with the first fiscal quarter-end date occurring after the Effective Date, the Consolidated Leverage Ratio shall not be greater than 3.50:1.00; *provided*, that, at the election of the Borrower, exercised by written notice delivered by the Borrower to the Administrative Agent at any time prior to the date that is thirty (30) days following consummation of any Material Acquisition by the Parent or any of its Subsidiaries, such maximum Consolidated Leverage Ratio shall be increased to 4.50 to 1.00; *provided*, *further*, that such increase (a) shall not be effective prior to the consummation of such Material Acquisition, (b) shall only apply for a period of four full fiscal quarters after the consummation of such Material Acquisition and (c) the Consolidated Leverage Ratio of the Parent shall not exceed 3.50 to 1.00 for a period of at least two consecutive fiscal quarters after the expiration of such increase before the Borrower may make such election with respect to any other Material Acquisition.


ARTICLE VIII
<u>**EVENTS OF DEFAULT AND REMEDIES**</u>


8.01 <u>Events of Default</u>. Any of the following shall constitute an "<u>Event of Default</u>":

(a)   <u>Breach of Representations or Warranties</u>. Any representation or warranty made by any Credit Party to the Lenders or the Administrative Agent under this Agreement, or any certificate or information delivered in connection with this Agreement, shall be incorrect in any material respect when made or deemed made.

(b)   <u>Failure to Make Payments When Due</u>. Nonpayment of (a) principal of any Loan when due or the Borrower's obligation under Section 2.03(f) when due to reimburse an L/C Issuer the amount of each draft under a Letter of Credit paid by such L/C Issuer, or (b) interest upon any Loan, any Commitment Fee or other payment Obligations under any of the Loan Documents within five (5) Business Days after such interest, fee or other Obligation becomes due.

(c)   <u>Breach of Covenants</u>. The breach by any Credit Party of (a) any of the terms or provisions of <u>Section 6.02</u>, <u>6.04(a)</u> (solely with respect to the valid existence of each Credit Party) and <u>Article VII</u> or (b) any of the other terms or provisions of this Agreement which is not remedied within thirty (30) days after such Credit Party knows of the occurrence thereof.

(d)   <u>Cross Default</u>.

(i)   Any Credit Party or any of their respective Subsidiaries shall fail to pay any principal of or premium or interest on any Indebtedness which is outstanding in a principal amount of at least the Requisite Amount in the aggregate (but excluding indebtedness arising hereunder) of such Credit Party or such Subsidiary (as the case may be) when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness unless adequate provision for any such payment has been made in form and substance satisfactory to the Required Lenders.

(ii)   Any Indebtedness of any Credit Party or any of their respective Subsidiaries which is outstanding in a principal amount of at least the Requisite Amount in the aggregate shall be declared to be due and payable, or required to be prepaid (other than by a scheduled required prepayment), redeemed, purchased or defeased, or an offer to prepay, redeem, purchase or defease such Indebtedness shall be required to be made, in each case prior to the stated maturity thereof as a result of a breach by such Credit Party or such Subsidiary (as the case may be) of the agreement or instrument relating to such Indebtedness and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness unless adequate provision for the payment of such Indebtedness has been made in form and substance satisfactory to the Required Lenders. For the avoidance of doubt, any event that causes Convertible Indebtedness to become convertible or the actual conversion thereof will not constitute an Event of Default if, in each case, no breach has occurred.

(iii)   Any Credit Party or any Major Subsidiary becomes unable, or admits in writing its inability, or fails to pay generally its debts as they become due.

(e)   <u>Voluntary Bankruptcy; Appointment of Receiver; Etc</u>. Any Credit Party or any Major Subsidiary shall (i) have an order for relief entered with respect to it under applicable Debtor Relief Laws as now or hereafter in effect, (ii) make an assignment for the benefit of creditors, (iii) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any Substantial Portion of its Property, (iv) institute any proceeding seeking an order for relief under applicable Debtor Relief Laws as now or hereafter in effect or seeking to adjudicate it bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (v) take any corporate or partnership action to authorize or effect any of the foregoing actions set forth in this Section 8.01(e), or (vi) fail to contest in good faith any appointment or proceeding described in Section 8.01(f).

(f)   Involuntary Bankruptcy; Appointment of Receiver; Etc. Without the application, approval or consent of any Credit Party or any Major Subsidiary, a Receiver, trustee, custodian, examiner, liquidator or similar official shall be appointed for any Credit Party or any Major Subsidiary or any Substantial Portion of its Property, or a proceeding described in Section 8.01(e)(iv) shall be instituted against any Credit Party or any Major Subsidiary, and such appointment continues undischarged, or such proceeding continues undismissed or unstayed, in each case, for a period of sixty (60) consecutive days.

(g)   Judgments. Any Credit Party or any Major Subsidiary shall fail within sixty (60) days to pay, bond or otherwise discharge one or more judgments or orders for the payment of money (except to the extent covered by independent third party insurance and as to which the insurer has not disclaimed coverage) in excess of the Requisite Amount (or the equivalent thereof in currencies other than Dollars) in the aggregate, which judgment(s), in any such case, is/are not stayed on appeal or otherwise being appropriately contested in good faith.

(h)   Unfunded Liabilities. (i) The aggregate Unfunded Liabilities of all Plans would reasonably be expected to result in a Material Adverse Effect on the financial condition, results of operations, business or Property of the Parent and its Subsidiaries taken as a whole; (ii) the present value of the unfunded liabilities to provide the accrued benefits under all Foreign Pension Plans in the aggregate would reasonably be expected to result in a Material Adverse Effect on the financial condition, results of operations, business or Property of the Parent and its Subsidiaries taken as a whole; or (iii) any Reportable Event shall occur in connection with any Plan and such Reportable Event would reasonably be expected to result in a Material Adverse Effect on the financial condition, results of operations, business or Property of the Parent and its Subsidiaries taken as a whole.

(i)   Change of Control. A Change of Control shall have occurred.

(j)   Other ERISA Liabilities. Any Credit Party, any Subsidiary, or any other member of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that it has incurred withdrawal liability or become obligated to make contributions to a Multiemployer Plan in an amount which, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Credit Parties, any Subsidiary, or any other member of the Controlled Group as withdrawal liability (determined as of the date of such notification), would reasonably be expected to result in a Material Adverse Effect on the financial condition, results of operations, business or Property of the Parent and its Subsidiaries taken as a whole.

(k)   Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations (other than contingent indemnification obligations that survive the termination of this Agreement), ceases to be in full force and effect; or any Credit Party contests in any manner the validity or enforceability of any Loan Document; or any Credit

Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document for any reason other than as expressly permitted hereunder or thereunder.

8.02 **Remedies Upon Event of Default**. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, by prior written notice to the Borrower (other than with respect to an Event of Default pursuant to Section 8.01(e) or Section 8.01(f), which shall require no prior written notice), take any or all of the following actions:

(a)   declare the commitments of each Lender to make Loans and any obligation of each L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligations shall be terminated;

(b)   declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c)   require that the Borrower Cash Collateralize the L/C Obligations (in an amount otherwise required by this Agreement); and

(d)   exercise on behalf of itself, the Lenders and the L/C Issuers all rights and remedies available to it, the Lenders and the L/C Issuers under the Loan Documents;

provided, that, upon the occurrence of the entry of an order for relief with respect to any Credit Party under applicable Debtor Relief Laws, the obligation of each Lender to make Loans and any obligation of each L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

8.03 **Application of Funds**. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall, subject to the provisions of Section 2.15 and Section 2.16 be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and Letter of Credit Fees) payable to the Lenders and the L/C Issuers (including fees, charges and disbursements of counsel to the respective Lenders and the L/C Issuers and amounts payable under Article III), ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and interest on the Loans, L/C Disbursements and other Obligations, ratably among the

Lenders and the L/C Issuers in proportion to the respective amounts described in this clause <u>Third</u> payable to them;

Fourth, to (a) payment of that portion of the Obligations constituting unpaid principal of the Loans and L/C Disbursements, and (b) Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit to the extent not otherwise Cash Collateralized by the Borrower pursuant to <u>Section 2.03(q)</u> and <u>Section 2.15</u>, in each case, ratably among the Administrative Agent, the Lenders and the L/C Issuers, in proportion to the respective amounts described in this clause <u>Fourth</u> payable to them; and

Last, the balance, if any, after the occurrence of the Termination Date, to the Borrower or as otherwise required by Law.

Subject to <u>Section 2.03(q)</u> and <u>Section 2.15</u>, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause <u>Fourth</u> above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

ARTICLE IX
<u>ADMINISTRATIVE AGENT</u>

9.01   **Appointment and Authority**. Each of the Lenders and the L/C Issuers hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article (other than <u>Section 9.06</u>) are solely for the benefit of the Administrative Agent, the Lenders and the L/C Issuers, and no Borrower shall have rights as a third-party beneficiary of any of such provisions. It is understood and agreed that the use of the term "agent" herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties.

9.02   **Rights as a Lender**. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Credit Parties or any of their respective Subsidiaries or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders or to provide notice to or consent of the Lenders with respect thereto.

9.03   **Exculpatory Provisions**. Neither the Administrative Agent nor any Arranger shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, neither the Administrative Agent nor any Arranger:

(a)   shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)   shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided, that, the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(c)   shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and neither the Administrative Agent nor any Arranger shall be liable for the failure to disclose, to any Lender or any L/C Issuer any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Borrower or any of its Affiliates that is communicated to, or in the possession of, the Administrative Agent or such Arranger in any capacity, except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein.

Neither the Administrative Agent nor any of its Related Parties shall be liable for any action taken or not taken by the Administrative Agent under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 11.01 and Section 8.02), or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by a Borrower, a Lender or an L/C Issuer.

Neither the Administrative Agent nor any of its Related Parties have any duty or obligation to any Lender or participant or any other Person to ascertain or inquire into (A) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (B) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (C) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (D) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (E) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

9.04   Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall be fully protected in relying and shall not incur any liability for relying upon, any notice, request, certificate, communication, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person and shall be fully protected in relying and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an L/C Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or such L/C Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or such L/C Issuer prior to the making of such Loan or the issuance, extension, renewal or increase of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. For purposes of determining compliance with the conditions specified in Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Effective Date specifying its objections.

9.05   Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.06   Resignation of Administrative Agent. (a) The Administrative Agent may at any time give notice of its resignation to the Lenders, the L/C Issuers and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower (such consent (i) not to be unreasonably withheld or delayed, and (ii) not being required to the extent an Event of Default under Section 8.01(a), (f) or (g) has occurred and is continuing), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders and the Borrower) (the "Resignation Effective Date"), then the retiring Administrative Agent may (but shall not be obligated to) on behalf of the Lenders and the L/C Issuers, appoint a successor Administrative Agent meeting the qualifications set forth above (including consent of the Borrower, if applicable); provided, that, in no event shall any successor Administrative Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)   If the Person serving as Administrative Agent is a Defaulting Lender at such time pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable Law, by notice in writing to such Person, and, in each case, with the consent of the Borrower (such consent (i) not to be unreasonably withheld or delayed, and (ii) not being required to the extent an Event of Default under Section 8.01(a), (f) or (g) has occurred and is continuing), remove such Person as Administrative Agent and appoint a successor. If no such successor shall have been so appointed by the Required Lenders (with the consent of the Borrower, if applicable) and shall have accepted such appointment within thirty (30) days (or such earlier day as shall be agreed by the Required Lenders and the Borrower) (the "Removal Effective Date"), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)   With effect from the Resignation Effective Date or the Removal Effective Date (as applicable), (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the L/C Issuers under any of the Loan Documents, the retiring or removed Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed), and (ii) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and each L/C Issuer directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or removed) Administrative Agent (other than as provided in Section 3.01(g) and other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent's resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and Section 11.04 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them (A) while the retiring or removed Administrative Agent was acting as Administrative Agent, and (B) after such resignation or removal for as long as any of them continues to act in any capacity hereunder or under the other Loan Documents, including in respect of any actions taken in connection with transferring the agency to any successor Administrative Agent.

(d)   Any resignation or removal by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as an L/C Issuer and the Swing Line Lender. If Bank of America resigns as an L/C Issuer, it shall retain all the rights, powers, privileges and duties of an L/C Issuer hereunder with respect to all Letters of Credit issued by it and outstanding as of the effective date of its resignation as an L/C Issuer and all L/C Obligations with respect thereto, including the right to require the Revolving Lenders to make Committed Revolving Loans that are Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(f). If Bank of America resigns as the Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Revolving Lenders to make Committed Revolving Loans that are Base Rate Loans or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c). Upon the appointment by the Borrower of a successor L/C Issuer or successor Swing Line Lender hereunder (which successor shall in all cases be a Lender other than a Defaulting Lender), (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C

Issuer or the retiring Swing Line Lender, as applicable, (ii) the retiring L/C Issuer and the retiring Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) the successor L/C Issuer shall issue Letters of Credit in substitution for the Letters of Credit issued by such retiring L/C Issuer, if any, outstanding at the time of such succession or make other arrangements reasonably satisfactory to Bank of America to effectively assume the obligations of Bank of America with respect to such Letters of Credit.

9.07 **Non-Reliance on Administrative Agent and Other Lenders**. Each Lender and each L/C Issuer expressly acknowledges that neither the Administrative Agent nor any Arranger has made any representation or warranty to it, and that no act by the Administrative Agent or any Arranger hereafter taken, including any consent to, and acceptance of any assignment or review of the affairs of the Borrower or any Affiliate thereof, shall be deemed to constitute any representation or warranty by the Administrative Agent or any Arranger to any Lender or any L/C Issuer as to any matter, including whether the Administrative Agent or such Arranger have disclosed material information in their (or their Related Parties') possession. Each Lender and each L/C Issuer represents to the Administrative Agent and each Arranger that it has, independently and without reliance upon the Administrative Agent, such Arranger, any other Lender or any of their respective Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis of, appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and its Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower hereunder. Each Lender and each L/C Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arranger, any other Lender or any of their respective Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and its Subsidiaries. Each Lender and each L/C Issuer represents and warrants that (a) the Loan Documents set forth the terms of a commercial lending facility, and (b) it is engaged in making, acquiring or holding commercial loans in the ordinary course and is entering into this Agreement as a Lender or an L/C Issuer for the purpose of making, acquiring or holding commercial loans and providing other facilities set forth herein as may be applicable to such Lender or such L/C Issuer, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument, and each Lender and each L/C Issuer agrees not to assert a claim in contravention of the foregoing. Each Lender and each L/C Issuer represents and warrants that it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender or such L/C Issuer, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities.

9.08 **No Other Duties, Etc**. Anything herein to the contrary notwithstanding, none of the Arrangers, joint bookrunners, or syndication agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or an L/C Issuer hereunder.

9.09 **Administrative Agent May File Proofs of Claim**. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to the Borrower, the

Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

      (a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the L/C Issuers and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the L/C Issuers and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the L/C Issuers and the Administrative Agent under Section 2.03(j), Section 2.03(k), Section 2.09 and Section 11.04) allowed in such judicial proceeding; and

      (b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each L/C Issuer to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the L/C Issuers, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09 and Section 11.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any L/C Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or any L/C Issuer to authorize the Administrative Agent to vote in respect of the claim of any Lender or any L/C Issuer in any such proceeding.

9.10   Collateral Matters. The Lenders and the L/C Issuers irrevocably authorize the Administrative Agent, at its option and in its discretion, to release the Cash Collateral and any Lien thereon in accordance with the terms and conditions set forth in Section 2.15.

9.11   Certain ERISA Matters. (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of any Credit Party, that at least one of the following is and will be true:

      (i)   such Lender is not using "plan assets" (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement;

      (ii)   the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement;

(iii)   (A) such Lender is an investment fund managed by a "Qualified Professional Asset Manager" (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14, and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement; or

(iv)   such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)   In addition, unless either (i) clause (i) in the immediately preceding clause (a) is true with respect to a Lender, or (ii) a Lender has provided another representation, warranty and covenant in accordance with clause (iv) in the immediately preceding clause (a), such Lender further (A) represents and warrants, as of the date such Person became a Lender party hereto, to, and (B) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender's entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any other Loan Document or any documents related hereto or thereto).

9.12   Recovery of Erroneous Payments. Without limitation of any other provision in this Agreement, if at any time the Administrative Agent makes a payment hereunder in error to any Lender Recipient Party, whether or not in respect of an Obligation due and owing by the Borrower at such time, where such payment is a Rescindable Amount, then in any such event, each Lender Recipient Party receiving a Rescindable Amount severally agrees to repay to the Administrative Agent forthwith on demand the Rescindable Amount received by such Lender Recipient Party in immediately available funds in the currency so received, with interest thereon, for each day from and including the date such Rescindable Amount is received by it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. Each Lender Recipient Party irrevocably waives any and all defenses, including any "discharge for value" (under which a creditor might otherwise claim a right to retain funds mistakenly paid by a third party in respect of a debt owed by another) or similar defense to its obligation to return any Rescindable Amount. The Administrative Agent shall inform each Lender Recipient Party promptly upon determining that any payment made to such Lender Recipient Party comprised, in whole or in part, a Rescindable Amount.

ARTICLE X
CONTINUING GUARANTY

10.01   <u>Guaranty</u>. The Parent hereby absolutely and unconditionally guarantees, as primary obligor and as a guaranty of payment and performance and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, upon acceleration, as a mandatory cash collateralization, upon demand or otherwise, and at all times thereafter, of any and all Guaranteed Obligations; <u>provided</u>, <u>that</u>, the liability of the Parent with respect to this Guaranty shall be limited to an aggregate amount equal to the largest amount that would not render its obligations hereunder subject to avoidance under Section 548 of the Bankruptcy Code of the United States or any comparable provisions of any applicable state law or other applicable Law. Without limiting the generality of the foregoing, the Guaranteed Obligations shall include any such indebtedness, obligations, and liabilities, or portion thereof, which may be or hereafter become unenforceable or compromised or shall be an allowed or disallowed claim under any proceeding or case commenced by or against the Borrower (or the relevant Subsidiary) under any Debtor Relief Laws. The Administrative Agent's books and records showing the amount of the Guaranteed Obligations shall be admissible in evidence in any action or proceeding, and shall be binding upon the Parent, and conclusive for the purpose of establishing the amount of the Guaranteed Obligations. This Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Guaranteed Obligations or any instrument or agreement evidencing any Guaranteed Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Guaranteed Obligations which might otherwise constitute a defense to the obligations of the Parent under this Guaranty, and the Parent hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing.

10.02   <u>Rights of Lenders</u>. The Parent consents and agrees that the Administrative Agent, L/C Issuers and Lenders may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof, amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of the Guaranteed Obligations or any part thereof. Without limiting the generality of the foregoing, the Parent consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of the Parent under this Guaranty or which, but for this provision, might operate as a discharge of the Parent.

10.03   <u>Certain Waivers</u>. The Parent waives: (a) any defense arising by reason of any disability or other defense of the Borrower (or the relevant Subsidiary), or the cessation from any cause whatsoever (including any act or omission of any of the Administrative Agent, any L/C Issuer or any Lender or other Guaranteed Party) of the liability of the Borrower (or the relevant Subsidiary); (b) any defense based on any claim that the Parent's obligations exceed or are more burdensome than those of the Borrower (or the relevant Subsidiary); (c) the benefit of any statute of limitations affecting the Parent's liability hereunder; (d) any right to proceed against the Borrower (or the relevant Subsidiary), or pursue any other remedy in the power of any of the Administrative Agent, any L/C Issuer or any Lender or other Guaranteed Party whatsoever; and (e) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable Law limiting the liability of or exonerating guarantors or sureties. the Parent expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Guaranteed Obligations, and all notices of acceptance of this Guaranty or of the existence, creation or incurrence of new or additional Guaranteed Obligations.

10.04 **Obligations Independent**. The obligations of the Parent hereunder are those of primary obligor, and not merely as surety, and are independent of the Guaranteed Obligations, and a separate action may be brought against the Parent to enforce this Guaranty whether or not the Borrower (or the relevant Subsidiary) or any other Person is joined as a party.

10.05 **Subrogation**. The Parent shall not exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Guaranty until all of the Guaranteed Obligations and any amounts payable under this Guaranty have been indefeasibly paid and performed in full and the Termination Date has occurred. If any amounts are paid to the Parent in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of the Administrative Agent, L/C Issuers and Lenders and shall forthwith be paid to such to reduce the amount of the Obligations, whether matured or unmatured, in accordance with the terms of this Agreement.

10.06 **Termination; Reinstatement**. This Guaranty is a continuing and irrevocable guaranty of all Guaranteed Obligations now or hereafter existing and shall remain in full force and effect until the Termination Date (or otherwise as set forth in Section 7.03(b)). Notwithstanding the foregoing, this Guaranty shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of any Credit Party is made, or any of the Administrative Agent, any L/C Issuer or any Lender exercises its right of setoff, in respect of the Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by any of the Administrative Agent, any L/C Issuer or any Lender in their discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Laws or otherwise, all as if such payment had not been made or such setoff had not occurred and whether or not the Administrative Agent, the L/C Issuers or the Lenders are in possession of or have released this Guaranty and regardless of any prior revocation, rescission, termination or reduction. The obligations of the Parent under this Section 10.06 shall survive termination of this Guaranty and the Termination Date.

10.07 **Stay of Acceleration**. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed, in connection with any case commenced by or against any Credit Party under any Debtor Relief Laws, or otherwise, all such amounts shall nonetheless be payable by the Parent immediately upon demand by the Administrative Agent, the L/C Issuers or the Lenders.

10.08 **Condition of the Borrower or the Relevant Subsidiaries**. The Parent acknowledges and agrees that it has the sole responsibility for, and has adequate means of, obtaining from the Borrower (or the relevant Subsidiary) such information concerning the financial condition, business and operations of the Borrower (or the relevant Subsidiary) as the Parent requires, and that none of the Administrative Agent, any L/C Issuer or any Lender has any duty, and the Parent is not relying on any such Person, at any time, to disclose to it any information relating to the business, operations or financial condition of the Borrower (or the relevant Subsidiary) (the Parent waiving any duty on the part of the Administrative Agent, any L/C Issuer or any Lender to disclose such information and any defense relating to the failure to provide the same).

10.09 **Subordination**. The Parent hereby subordinates the payment of all obligations and indebtedness of the Borrower (or the relevant Subsidiary) owing to the Parent, whether now existing or hereafter arising, including but not limited to any obligation of the Borrower (or the relevant Subsidiary) to the Parent as subrogee of the Administrative Agent, the L/C Issuers and the Lenders or resulting from the Parent's performance under this Guaranty, to the indefeasible payment in full in cash of all

Guaranteed Obligations; provided, that, notwithstanding the foregoing, nothing shall prevent payment by the Borrower (or the relevant Subsidiary) in respect of any such obligations and indebtedness in the ordinary course so long as no Event of Default shall have occurred and be continuing. If the Administrative Agent, the L/C Issuers and the Lenders so request after the occurrence and during the continuance of an Event of Default, any such obligation or indebtedness of the Borrower (or the relevant Subsidiary) to the Parent shall be enforced and performance received by the Parent as trustee for the Administrative Agent, the L/C Issuers and the Lenders and the proceeds thereof shall be paid over to the Administrative Agent, the L/C Issuers and the Lenders on account of the Guaranteed Obligations, but without reducing or affecting in any manner the liability of the Parent under this Guaranty.

ARTICLE XI
MISCELLANEOUS

11.01　**Amendments, Etc.** No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Credit Party therefrom, shall be effective unless in writing signed by the Required Lenders (or the Administrative Agent with the consent of the Required Lenders) and the Credit Parties, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, that, no such amendment, waiver or consent shall:

(a)　extend the expiry date of, or increase, any Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02) without the written consent of such Lender (it being understood and agreed that a waiver, modification or amendment of, or consent to departure from, any condition precedent set forth in Section 4.02 or of any Default, representation or warranty or covenant, or a mandatory prepayment of, or mandatory reduction in, Commitments is not considered an extension or increase in any Commitment of any Lender);

(b)　postpone any date fixed by this Agreement or any other Loan Document for any payment (other than any mandatory prepayment) of principal, interest, fees or other amounts due to the Lenders (or any of them) without the written consent of each Lender directly affected thereby;

(c)　reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Disbursement or (subject to clause (iv) of the second proviso to this Section 11.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby; provided, that, only the consent of the Required Lenders shall be necessary to (i) amend the definition of "Default Rate" or to waive any obligation of the Borrower to pay interest, Letter of Credit Fees or other amounts at the Default Rate, or (ii) amend any financial covenant hereunder (or any defined term used therein), even if the effect of such amendment would be to reduce the rate of interest on any Loan or any L/C Disbursement or to reduce any fee payable hereunder;

(d)　change Section 2.12(f) or Section 2.13 in a manner that would alter the pro rata sharing of payments required thereby or change Section 2.06, Section 2.12 (other than clause (f) thereof) or Section 8.03, in each case, without the written consent of each Lender directly affected thereby;

(e)　change any provision of clauses (a) through (f) of this proviso or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder without the written consent of each Lender; or

(f)   release any Credit Party from its obligations hereunder without the written consent of each Lender;

provided, further, that, notwithstanding anything herein to the contrary: (i)(A) no amendment, waiver or consent shall, unless in writing and signed by the applicable L/C Issuer in addition to the Lenders required above, directly or adversely affect the rights or duties of such L/C Issuer under this Agreement or any Issuer Document relating to any Letter of Credit issued or to be issued by it, and (B) the L/C Commitment of any L/C Issuer may be modified as contemplated by the definition of "L/C Commitment"; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Swing Line Lender in addition to the Lenders required above, directly or adversely affect the rights or duties of the Swing Line Lender under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, directly or adversely affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; (iv) each Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto; (v) no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender, or all Lenders or each affected Lender under a facility, may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (A) any Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender, and (B) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender, or all Lenders or each affected Lender under a facility, that by its terms affects any Defaulting Lender disproportionately adversely relative to other affected Lenders shall require the consent of such Defaulting Lender; (vi) each Lender is entitled to vote as such Lender sees fit on any bankruptcy reorganization plan that affects the Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code of the United States supersedes the unanimous consent provisions set forth herein; (vii) the Required Lenders shall determine whether or not to allow a Borrower to use cash collateral in the context of a bankruptcy or insolvency proceeding and such determination shall be binding on all of the Lenders; (viii) in order to effect any increase in accordance with Section 2.14, this Agreement and any other Loan Document may be amended for such purpose (but solely to the extent necessary to effect such increase and otherwise in accordance with Section 2.14) by the Borrower, the Administrative Agent and each lender providing a portion of such increase; (ix) in order to effect any extension in accordance with Section 2.17, this Agreement and any other Loan Document may be amended for such purpose (but solely to the extent necessary to effect such extension and otherwise in accordance with Section 2.17 (which may include, for the avoidance of doubt, amendments to the definition of "Revolving Maturity Date")) by the Borrower, the Administrative Agent and each lender extending its Revolving Maturity Date; (x) this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent, the Borrower, and the relevant Lenders providing such additional credit facilities (A) to add one or more additional credit facilities to this Agreement, to permit the extensions of credit from time to time outstanding hereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Committed Revolving Loans and the accrued interest and fees in respect thereof and to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and (B) to change, modify or alter any provision hereof relating to the pro rata sharing of payments among the Lenders to the extent necessary to effectuate any of the amendments (or amendments and restatements) enumerated in this clause (x); (xi) [reserved]; (xii) to the extent permitted by Section 1.10(b) or Section 1.10(c), this Agreement may be amended to make such reasonable changes of construction as the Administrative Agent may from time to time specify; (xiii) [reserved]; (xiv) in order to implement any Successor Rate or any Conforming Changes, in each case in accordance with Section 3.03(b), this Agreement may be amended for such purpose as provided in Section 3.03(b); (xv) the L/C Commitment of any L/C Issuer may be terminated by the Administrative Agent and such L/C Issuer in connection with the resignation of such L/C Issuer pursuant to this Agreement: (xvi) if following the Effective Date, the Administrative Agent and the Borrower acting together identify any ambiguity, omission, mistake, typographical error or other defect in any provision of this Agreement or any other Loan Document (including the schedules and exhibits thereto), then the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement such provision to cure such ambiguity, omission, mistake, typographical error or other defect, and such amendment shall become effective without any further action or consent of any other party to this Agreement; and (xvii) this Agreement may be amended or amended and restated without the consent of any Lender (but with the consent of the Borrower and the Administrative Agent) if, upon giving effect to such amendment or amendment and restatement, such Lender shall no longer be a party to this Agreement (as so amended or amended and restated), the Commitments of such Lender shall have terminated, such Lender shall have no other commitment or other obligation hereunder and such Lender shall have been paid in full all principal, interest and other amounts owing to such Lender (or accrued for its account) under this Agreement and the other Loan Documents.

11.02   **Notices; Effectiveness; Electronic Communication.** (a) <u>Notices Generally</u>. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in <u>clause (b)</u> below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or electronic mail as follows, and all notices and other communications expressly permitted hereunder to be given by telephone may be made to the applicable telephone number, as follows:

(i)   if to any Credit Party, the Administrative Agent, Bank of America in its capacity as an L/C Issuer or the Swing Line Lender, to the address, facsimile number, electronic mail address or telephone number specified for such Person on <u>Schedule 11.02</u>; and

(ii)   if to any other Lender (including such Lender in its capacity as an L/C Issuer), to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire (including, as appropriate, notices delivered solely to the Person designated by a Lender on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Borrower).

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in <u>clause (b)</u> below, shall be effective as provided in such <u>clause (b)</u>.

(b)   <u>Electronic Communications</u>. Notices and other communications to the Lenders and the L/C Issuers hereunder may be delivered or furnished by electronic communication (including e-mail, FpML messaging and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; <u>provided</u>, <u>that</u>, the foregoing shall not apply to notices to any Lender or any L/C Issuer pursuant to <u>Article II</u> if such Lender or such L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent, the Swing Line Lender, the L/C Issuers and the Borrower each agree hereunder to accept notices and other communications to it hereunder by (x) email sent to its electronic email address set forth in Schedule 11.02 (or, in the case of an L/C Issuer other than Bank of America, as set forth in the Administrative Questionnaire provided by such L/C Issuer) (in each case, as may be updated by written notice to the other parties hereto), or (y) other electronic communications pursuant to procedures approved by it; provided, that, approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), and (ii) notices and other communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii), if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice, email or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(c)   The Platform. THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE." THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the "Agent Parties") or any Credit Party or their Related Parties have any liability to the Agent Parties, any Credit Party, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Parent's, the Borrower's or the Administrative Agent's transmission of Borrower Materials or notices through the Platform, any other electronic platform or electronic messaging service, or through the Internet.

(d)   Change of Address, Etc. Each of the Credit Parties, the Administrative Agent, each L/C Issuer and the Swing Line Lender may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, facsimile or telephone number for notices and other communications hereunder by notice to each of the Credit Parties, the Administrative Agent, each L/C Issuer and the Swing Line Lender. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent, and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the "Private Side Information" or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender's compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the "Public Side Information" portion of the Platform and that may contain material non-public information with respect to the Borrower or their respective securities for purposes of United States Federal or state securities Laws.

(e) Reliance by Administrative Agent, L/C Issuers and Lenders. The Administrative Agent, the L/C Issuers and the Lenders shall be entitled to rely and act upon any notices (including telephonic notices, Loan Notices, Letter of Credit Applications and Swing Line Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each L/C Issuer, each Lender and the Related Parties from all losses, reasonable costs and expenses, and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

11.03 **No Waiver; Cumulative Remedies; Enforcement**. No failure by any Lender, any L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or under any other Loan Document preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against any Credit Party shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders and all of the L/C Issuers; provided, that, the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) each L/C Issuer or the Swing Line Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as an L/C Issuer or the Swing Line Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 11.08 (subject to the terms of Section 2.13), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Credit Party under any Debtor Relief Law; provided, further, that, if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02, and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

11.04 **Expenses; Indemnity; Damage Waiver.** (a) Costs and Expenses. The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) (limited, in the case of any fees and expenses of legal counsel, to the reasonable and documented out-of-pocket fees, disbursements and other charges of (A) one primary counsel for the Administrative Agent, and (B) if reasonably necessary, one firm of local counsel retained by the Administrative Agent in each relevant material jurisdiction and one firm of specialty counsel in each relevant specialty), (ii) all reasonable and documented out-of-pocket expenses incurred by each L/C Issuer in connection with the issuance, amendment, renewal, reinstatement or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, any Lender or any L/C Issuer (including the reasonable and documented out-of-pocket fees, charges and disbursements of any counsel for the Administrative Agent, any Lender or any L/C Issuer) in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)   Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and each L/C Issuer, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (limited, in the case of any fees and expenses of legal counsel, to the reasonable and documented out-of-pocket fees, disbursements and other charges of one firm of primary counsel for all Indemnitees, taken as a whole, and if reasonably necessary, one firm of local counsel for all Indemnitees, taken as a whole, in each relevant material jurisdiction, and, if reasonably necessary, one firm of specialty counsel for all Indemnitees, taken as a whole, in each relevant specialty, and solely in the case of an actual or perceived conflict of interest, one additional firm of counsel in each relevant jurisdiction to each group of affected Indemnitees, similarly situated and taken as a whole) incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Borrower) or arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby (including, without limitation, the Indemnitee's reliance on any Communication executed using an Electronic Signature or in the form of an Electronic Record), the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01), (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by any L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Parent or any of its Subsidiaries, or any Environmental Liability related in any way to the Parent or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Borrower, and regardless of whether any Indemnitee is a party thereto; provided, that, such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (A) are found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from (1) the gross negligence, bad faith or willful misconduct of such Indemnitee (or any Related Indemnified Party of such Indemnitee), or (2) a material breach of such Indemnitee's obligations under this Agreement or any other Loan Document, or (B) arise solely from a proceeding that does not involve or arise from an act or omission by the Borrower or any of the Borrower's Affiliates and that is brought by an Indemnitee against any other Indemnitee (other than any claims against the Administrative Agent, an Arranger, a Lender or any L/C Issuer in its capacity or in fulfilling its role as such). The Borrower shall not be liable for any settlement of any claim effected by any Indemnitee without the consent of the Borrower (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with the Borrower's consent, or if there is a final judgment in any such proceeding, the Borrower shall indemnify and hold harmless such Indemnitee in the manner set forth above. This Section 11.04(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c)   Reimbursement by Lenders. To the extent that the Borrower for any reason fail to indefeasibly pay any amount required under Section 11.04(a) or (b) to be paid by it to the Administrative Agent (or any sub-agent thereof), any L/C Issuer, the Swing Line Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), such L/C Issuer, the Swing Line Lender or such Related Party, as the case may be, such Lender's pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender's share of the Total Credit Exposures of all Lenders at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender), such payment to be made severally among them based on such Lenders' Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought); provided, that, the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), such L/C Issuer or the Swing Line Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), such L/C Issuer or the Swing Line Lender in connection with such capacity. The obligations of the Lenders under this Section 11.04(c) are subject to the provisions of Section 2.12(d).

(d)   Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, no party hereto shall assert, and each party hereto hereby waives and acknowledges that no other Person shall have, any claim against any Indemnitee or any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof; provided, that, the foregoing shall in no event limit the Borrower' indemnification obligations under Section 11.04(b) to the extent such special, indirect, consequential or punitive damages are included in any third-party claim in connection with which such Indemnitee is otherwise entitled to indemnification hereunder. No Indemnitee referred to in Section 11.04(b) or any other party hereto shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee or other party hereto through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)   Payments. All amounts due under this Section shall be payable not later than 15 days after receipt by the Borrower of written demand therefor.

(f)   Survival. The agreements in this Section shall survive the resignation of the Administrative Agent, any L/C Issuer and the Swing Line Lender, the replacement of any Lender, and the Termination Date.

11.05   Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent, any L/C Issuer or any Lender, or the Administrative Agent, any L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, such L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and each L/C Issuer severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect, in the applicable currency of such recovery or payment. The obligations of the Lenders and the L/C Issuers under clause (b) of the preceding sentence shall survive the occurrence of the Termination Date.

11.06 **Successors and Assigns.** (a) Successors and Assigns Generally. The provisions of this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Credit Party may assign or otherwise transfer any of its rights or obligations hereunder or thereunder without the prior written consent of the Administrative Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (e) of this Section, (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the L/C Issuers and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans (including for purposes of this subsection (b), participations in L/C Obligations and in Swing Line Loans) at the time owing to it); provided, that, any such assignment shall be subject to the following conditions:

(i)   Minimum Amounts.

(A)   In the case of an assignment of the entire remaining amount of any of the assigning Lender's Commitments and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned.

(B)   In any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans (and participations in Letters of Credit and Swing Line Loans) of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if a "Trade Date" is specified in the Assignment and Assumption, as of such Trade Date, shall not be less than $5,000,000, in the case of any assignment in respect of the Aggregate Revolving Commitments, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, that, concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii)   Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not (A) apply to the Swing Line Lender's rights and obligations in respect of Swing Line Loans, or (B) prohibit any Lender from assigning all or a portion of its rights and obligations among separate facilities under this Agreement on a non-pro rata basis.

(iii)   Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A)   the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment, or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund;

(B)   the consent of the Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed) shall be required for assignments in respect of any Revolving Commitment if such assignment is to a Person that is not a Lender with a Commitment in respect of the applicable facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender; and

(C)   the consent of each L/C Issuer and the Swing Line Lender (such consent not to be unreasonably withheld, conditioned or delayed) shall be required for any assignment in respect of Revolving Commitments and/or Committed Revolving Loans.

(iv)   Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500 payable by the assignor; provided, that, the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)   No Assignment to Certain Persons. No such assignment shall be made (A) to any Credit Party or any Affiliates or any Subsidiaries, or (B) to any Defaulting Lender or to any Person who, upon becoming a Lender hereunder, would constitute one of the foregoing Persons described in this clause (B).

(vi)   No Assignment to Natural Persons. No such assignment shall be made to a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of one or more natural persons).

(vii)   Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (A) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, any L/C Issuer or any Lender hereunder (and interest accrued thereon), and (B) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swing Line Loans in accordance with its Applicable Revolving Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05, and 11.04 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that, except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Defaulting Lender. Upon request, the Borrower (at their expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c)   Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower (and such agency solely for tax purposes), shall maintain at the Administrative Agent's Office a copy of each Assignment and Assumption delivered to it (or the equivalent thereof in electronic form) and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)   Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than, a Defaulting Lender, a natural Person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural Person), or any Credit Party or any of its Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitments and/or the Loans (including such Lender's participations in L/C Obligations and/or Swing Line Loans) owing to it); provided, that, (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent, the Lenders and the L/C Issuers shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 11.04(c) without regard to the existence of any participation.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided, that, such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 11.01 that affects such Participant. The Borrower agree that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section (subject to the requirements and limitations therein, including the requirements under Section 3.01(e)) (it being understood that the documentation required under Section 3.01(e) shall be delivered to the Lender who sells the participation) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided, that, such Participant (A) agrees to be subject to the provisions of Section 3.06 and Section 11.13 as if it were an assignee under paragraph (b) of this Section, and (B) shall not be entitled to receive any greater payment under Sections 3.01 or 3.04, with respect to any participation, than the Lender from whom it acquired the applicable participation would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower' request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 3.06 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.08 as though it were a Lender; provided, that, such Participant agrees to be subject to Section 2.13 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided, that, no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any Commitments, Loans, Letters of Credit or its other Obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other Obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register. The parties to this Agreement acknowledge and agree that the Participant Register is intended to cause the Borrower's obligations hereunder to be issued in "registered form" under Section 5f.103-1(c) of the United States Treasury Regulations.

(e)   Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note(s), if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided, that, no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f)   Resignation as L/C Issuer or Swing Line Lender after Assignment. Notwithstanding anything to the contrary contained herein, if at any L/C Issuer or the Swing Line Lender assigns all of its Revolving Commitment and Committed Revolving Loans pursuant to subsection (b) above, such L/C Issuer or the Swing Line Lender, as applicable, may (i) upon 30 calendar days' notice to the Administrative Agent, the Borrower and the Lenders, resign as an L/C Issuer, and/or (ii) upon 30 calendar days' notice to the Borrower, resign as Swing Line Lender. In the event of any such resignation as an L/C Issuer or the Swing Line Lender, the Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer or Swing Line Lender hereunder; provided, that, no failure by the Borrower to appoint any such successor shall affect the resignation of such L/C Issuer or the Swing Line Lender, as the case may be. If an L/C Issuer resigns as an L/C Issuer, it shall retain all the rights, powers, privileges and duties of an L/C Issuer hereunder with respect to all Letters of Credit issued by it and outstanding as of the effective date of its resignation as an L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Revolving Lenders to make Committed Revolving Loans that are Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(f)). If Bank of America resigns as the Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Revolving Lenders to make Committed Revolving Loans that are Base Rate Loans or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c). Upon the appointment of a successor L/C Issuer and/or Swing Line Lender, (A) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer or Swing Line Lender, as the case may be, and (B) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements reasonably satisfactory to the resigning L/C Issuer to effectively assume the obligations of such L/C Issuer with respect to such Letters of Credit.

11.07   Treatment of Certain Information; Confidentiality. Each of the Administrative Agent, the Lenders and the L/C Issuers agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates, its auditors and its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) upon request or demand by any regulatory authority having jurisdiction over such Person or its Related Parties, (c) as may be compelled by an order of any court or administrative agency or in any pending legal, judicial or administrative proceeding or to the extent required by applicable Laws or regulations or by any subpoena or similar compulsory legal process (in which case the Administrative Agent, such Lender or such L/C Issuer agrees to inform the Borrower promptly thereof prior to such disclosure to the extent not prohibited by applicable Law), (d) to any other party hereto, (e) to the extent reasonably necessary or advisable, in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement or any Eligible Assignee invited to become a Lender pursuant to <u>Section 2.14(c)</u> or <u>Section 2.17(e)</u>, or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder, (g) on a confidential basis to (i) any rating agency in connection with rating the Borrower or the credit facilities provided hereunder (provided that any such disclosure shall be made in consultation with the Borrower), or (ii) the CUSIP Service Bureau or any similar agency in connection with the application, issuance, publishing and monitoring of CUSIP numbers or other market identifiers with respect to the credit facilities provided hereunder, (h) with the consent of the Borrower, (i) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section, (B) becomes available to the Administrative Agent, any Lender, any L/C Issuer or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower, or (C) is independently discovered or developed by a party hereto without utilizing any Information received from the Borrower or violating the terms of this Section. In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent and the Lenders in connection with the administration of this Agreement, the other Loan Documents, and the Commitments.

For purposes of this Section, "<u>Information</u>" means all information received from or on behalf of the Parent or any of its Subsidiaries relating to the Parent or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or any L/C Issuer on a nonconfidential basis prior to disclosure by any Credit Party or any of their respective Subsidiaries or any of their representatives. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent, the Lenders and the L/C Issuers acknowledges that (1) the Information may include material non-public information concerning the Parent or any of its Subsidiaries, as the case may be, (2) it has developed compliance procedures regarding the use of material non-public information and (3) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

11.08   **Right of Setoff**. If an Event of Default shall have occurred and be continuing (but subject to the provisions of <u>Section 11.03</u>), each Lender, each L/C Issuer and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, such L/C Issuer or any such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender or such L/C Issuer or their respective Affiliates, irrespective of whether or not such Lender, such L/C Issuer or such Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office or Affiliate of such Lender or such L/C Issuer different from the branch or office or Affiliate holding such deposit or obligated on such indebtedness; <u>provided</u>, <u>that</u>, in the event that any Defaulting Lender shall exercise any such right of setoff, (a) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.16 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the L/C Issuers and the Lenders, and (b) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, each L/C Issuer, the Swing Line Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such L/C Issuer or their respective Affiliates may have. Each Lender and each L/C Issuer agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided, that, the failure to give such notice shall not affect the validity of such setoff and application.

11.09   **Interest Rate Limitation**. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

11.10   **Counterparts; Integration; Effectiveness**. This Agreement and each of the other Loan Documents may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents (including any Fee Letter), and any separate letter agreements with respect to fees payable to the Administrative Agent or any L/C Issuer, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

11.11   **Survival of Representations and Warranties**. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

11.12   **Severability**. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby, and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 11.12, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, any L/C Issuer or the Swing Line Lender, as applicable, then such provisions shall be deemed to be in effect only to the extent not so limited.

11.13 **Replacement of Lenders**. If the Borrower is entitled to replace a Lender pursuant to the provisions of Section 2.17(e) or Section 3.06(b), or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate (and such Lender shall be obligated to assign and delegate), without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.06), all of its interests, rights (other than its existing rights to payments pursuant to Sections 3.01 and 3.04) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which Eligible Assignee may be another Lender, if a Lender accepts such assignment); provided, that:

(a)   with respect to any assignment, the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 11.06(b);

(b)   such Lender shall have received payment of an amount equal to the outstanding "par" principal amount of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the Eligible Assignee (to the extent of such outstanding principal and accrued interest and fees), in the case of an assignment, or the Borrower (in the case of all other amounts);

(c)   in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(d)   such assignment does not conflict with applicable Laws; and

(e)   in the case of an assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Each party hereto agrees that (i) an assignment required pursuant to this Section 11.13 may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the applicable Eligible Assignee, and (ii) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to an be bound by the terms thereof; provided, that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender; provided, further, that, any such documents shall be without recourse to or warranty by the parties thereto.

Notwithstanding anything in this <u>Section 11.13</u> to the contrary, (A) any Lender that acts as an L/C Issuer may not be replaced hereunder at any time it has any Letter of Credit outstanding hereunder unless arrangements satisfactory to such Lender (including the furnishing of a backstop standby letter of credit in form and substance, and issued by an issuer, reasonably satisfactory to such L/C Issuer or the depositing of Cash Collateral into a Cash Collateral account in amounts and pursuant to arrangements reasonably satisfactory to such L/C Issuer) have been made with respect to such outstanding Letter of Credit, and (B) the Lender that acts as the Administrative Agent may not be replaced hereunder except in accordance with the terms of <u>Section 9.06</u>.

11.14 <u>Governing Law; Jurisdiction; Etc.</u> (a) <u>GOVERNING LAW</u>. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (EXCEPT, AS TO ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT (EXCEPT, AS TO ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN), AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) <u>SUBMISSION TO JURISDICTION</u>. EACH OF THE CREDIT PARTIES IRREVOCABLY AND UNCONDITIONALLY AGREE THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE ADMINISTRATIVE AGENT, ANY LENDER, ANY L/C ISSUER, OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY L/C ISSUER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE COMPANY OR ANY OTHER BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) <u>WAIVER OF VENUE</u>. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN <u>SECTION 11.14(b)</u>. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN

INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)   SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 11.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

11.15   **Waiver of Jury Trial**. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

11.16   **No Advisory or Fiduciary Responsibility**. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Credit Party acknowledges and agrees and acknowledges its Affiliates' understanding, that: (a)(i) the arranging and other services regarding this Agreement provided by the Administrative Agent, the Arrangers and the Lenders are arm's-length commercial transactions between the Credit Parties and their Affiliates, on the one hand, and the Administrative Agent, the Arrangers and the Lenders, on the other hand, (ii) the Credit Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (iii) the Credit Parties are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (b)(i) the Administrative Agent, each Lender and each Arranger is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Credit Parties or any of their Affiliates, or any other Person, and (ii) none of the Administrative Agent, any Arranger or any Lender has any obligation to the Credit Parties or any of their Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (c) the Administrative Agent, the Lenders and the Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Credit Parties and their Affiliates, and none of the Administrative Agent, any Arranger or any Lender has any obligation to disclose any of such interests to the Credit Parties or any of their Affiliates. To the fullest extent permitted by law, the Credit Parties hereby agree not to assert any claims against the Administrative Agent, any Arranger or any Lender with respect to any alleged breach of agency or fiduciary duty in connection with any aspect of any transactions contemplated by this Agreement and the other Loan Documents.

11.17   **USA PATRIOT Act Notice**. Each Lender that is subject to the PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Credit Party that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "PATRIOT Act"), it is required to obtain, verify and record information that identifies such Credit Party, which information includes the name and address of such Credit Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Credit Party in accordance with the PATRIOT Act. Each Credit Party shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender reasonably requests in order to comply with its ongoing obligations under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act and the Beneficial Ownership Regulation.

11.18 **Electronic Execution; Electronic Records; Counterparts.** (a) This Agreement, any Loan Document and any other Communication, including Communications required to be in writing, may be in the form of an Electronic Record and may be executed using Electronic Signatures. Each of the Credit Parties and each of the Administrative Agent and each Lender Party agrees that any Electronic Signature on or associated with any Communication shall be valid and binding on such Person to the same extent as a manual, original signature, and that any Communication entered into by Electronic Signature, will constitute the legal, valid and binding obligation of such Person enforceable against such Person in accordance with the terms thereof to the same extent as if a manually executed original signature was delivered. Any Communication may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts are one and the same Communication. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance of a manually signed paper Communication which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. The Administrative Agent and each of the Lender Parties may, at its option, create one or more copies of any Communication in the form of an imaged Electronic Record ("<u>Electronic Copy</u>"), which shall be deemed created in the ordinary course of such Person's business, and destroy the original paper document. All Communications in the form of an Electronic Record, including an Electronic Copy, shall be considered an original for all purposes, and shall have the same legal effect, validity and enforceability as a paper record. Notwithstanding anything contained herein to the contrary, neither the Administrative Agent, any L/C Issuer nor Swing Line Lender is under any obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by such Person pursuant to procedures approved by it; provided, further, without limiting the foregoing, (a) to the extent the Administrative Agent, any L/C Issuer and/or Swing Line Lender has agreed to accept such Electronic Signature, the Administrative Agent and each of the Lender Parties shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of any Credit Party and/or any Lender Party without further verification and (b) upon the request of the Administrative Agent or any Lender Party, any Electronic Signature shall be promptly followed by such manually executed counterpart.

(b) Neither the Administrative Agent, any L/C Issuer nor the Swing Line Lender shall be responsible for or have any duty to ascertain or inquire into the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document (including, for the avoidance of doubt, in connection with the Administrative Agent's, any L/C Issuer's or the Swing Line Lender's reliance on any Electronic Signature transmitted by telecopy, emailed .pdf or any other electronic means). The Administrative Agent, each L/C Issuer and the Swing Line Lender shall be entitled to rely on, and shall incur no liability under or in respect of this Agreement or any other Loan Document by acting upon, any Communication (which writing may be a fax, any electronic message, Internet or intranet website posting or other distribution or signed using an Electronic Signature) or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the maker thereof).

(c)   Each of the Credit Parties and each Lender Party hereby waives (i) any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document based solely on the lack of paper original copies of this Agreement, such other Loan Document, and (ii) any claim against the Credit Parties, the Administrative Agent, and each Lender Party for any liabilities arising solely from the Administrative Agent's and/or any Lender Party's or Credit Party's reliance on or use of Electronic Signatures, including any liabilities arising as a result of the failure of the Credit Parties, the Administrative Agent, or the Lender Parties to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

11.19 **Time of the Essence**. Time is of the essence with respect to the Loan Documents.

11.20 **Entire Agreement**. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES HERETO WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY.

11.21 .**Acknowledgment and Consent to Bail-In of Affected Financial Institutions**. Solely to the extent any Lender or L/C Issuer that is an Affected Financial Institution is a party to this Agreement and notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender or L/C Issuer that is an Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)   the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender or L/C Issuer that is an Affected Financial Institution; and

(b)   the effects of any Bail-In Action on any such liability, including, if applicable:

(i)   a reduction in full or in part or cancellation of any such liability;

(ii)   a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)   the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

11.22 **Acknowledgement Regarding Any Supported QFCs**. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Contract or any other agreement or instrument that is a QFC (such support, "QFC Credit Support", and each such QFC, a "Supported QFC"), the parties acknowledge and agree that, with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States), in the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

11.23   **Judgment Currency**. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Credit Party in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the "Agreement Currency"), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent or any Lender from any Credit Party in the Agreement Currency, such Credit Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent or any Lender in such currency, the Administrative Agent or such Lender, as the case may be, agrees to return the amount of any excess to such Credit Party (or to any other Person who may be entitled thereto under applicable Law).

11.24   **Amendment and Restatement; No Novation**. This Agreement constitutes an amendment and restatement of the Existing Credit Agreement, effective from and after the Effective Date. The execution and delivery of this Agreement shall not constitute a novation of any indebtedness or other obligations owing to the Lenders or the Administrative Agent under the Existing Credit Agreement based on facts or events occurring or existing prior to the execution and delivery of this Agreement. On the Effective Date, the credit facilities described in the Existing Credit Agreement, shall be amended, supplemented, modified and restated in their entirety by the facilities described herein, and all loans and other obligations of the Borrower outstanding as of such date under the Existing Credit Agreement, shall be deemed to be loans and obligations outstanding under the corresponding facilities described herein, without any further action by any Person, except that the Administrative Agent shall make such transfers of funds as are necessary (and the loans of lenders under the Existing Credit Agreement shall be deemed to be assigned and reallocated) in order that the outstanding balance of such Loans, together with any Loans funded on the Effective Date, reflect the respective Commitment of the Lenders hereunder.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


PARENT:


ATLASSIAN CORPORATION PLC,
as the Parent

By: /s/ Alexander Blackmur
   Name: Alexander Blackmur
   Title: Head of Treasury


BORROWER:


ATLASSIAN, INC.,
as Borrower

By: /s/ Alexander Blackmur
   Name: Alexander Blackmur
   Title: Head of Treasury

ADMINISTRATIVE AGENT:

BANK OF AMERICA, N.A.,
as Administrative Agent

By: /s/ Anthony W. Kell
   Name: Anthony W. Kell
   Title: Vice President

LENDERS:

BANK OF AMERICA, N.A.,
as a Lender, an L/C Issuer and
the Swing Line Lender

By: /s/ Kurt Fuess
   Name: Kurt Fuess
   Title: Vice President

JPMORGAN CHASE BANK, N.A.,
as a Lender and an L/C Issuer

By: /s/ Vidita J. Shah
   Name: Vidita J. Shah
   Title: Vice President

MORGAN STANLEY BANK, N.A.,
as a Lender and an L/C Issuer

By: /s/ Julie Lilienfeld
   Name: Julie Lilienfeld
   Title: Authorized Signatory

GOLDMAN SACHS BANK USA,
as a Lender

By: /s/ Dan Starr
   Name: Dan Starr
   Title: Authorized Signatory

MUFG Bank, Ltd.,
as a Lender

By: /s/ Lillian Kim
   Name: Lillian Kim
   Title: Director

Truist Bank,
as a Lender

By: /s/ Alfonso Brigham
   Name: Alfonso Brigham
   Title: Director

U.S. Bank National Association,
as a Lender

By: /s/ Lukas Coleman
   Name: Lukas Coleman
   Title: Vice President

Exhibit 10.8

Atlassian Corporation

Amended and Restated Non-Employee Director Compensation Policy

The purpose of this Amended and Restated Non-Employee Director Compensation Policy (the "Policy") of Atlassian Corporation, a Delaware corporation (the "Company"), is to provide a total compensation package that enables the Company to attract and retain, on a long-term basis, high-caliber directors who are not employees or officers of the Company or its subsidiaries ("Outside Directors"). In furtherance of the purpose stated above, all Outside Directors shall be paid compensation for services provided to the Company as set forth below:

1.   **Cash Retainers**

(a)   Annual Retainer for Board Membership: $55,000 for general availability and participation in meetings and conference calls of our Board of Directors.

(b)   Additional Retainers for Chairperson of Committees:

Audit Committee Chairperson: $20,000

Compensation and Leadership Development Committee Chairperson: $15,000 Nominating and Corporate

Governance Committee Chairperson: $10,000

(c)   Additional Retainers for Chairperson of the Board: $50,000 to acknowledge the additional responsibilities and time commitment of the Chairperson role.

2.   **Equity Retainers**

All grants of equity retainer awards to Outside Directors pursuant to this Policy will be automatic and nondiscretionary and will be made in accordance with the following provisions:

(a)   Value. For purposes of this Policy, "Value" means the product of (i) the fair market value of one share of Class A Common Stock of the Company determined by the closing trading price of the Company's Class A Common Stock on the grant date (or, if the grant date is not a trading day, the trading day immediately preceding the grant date), and (ii) the aggregate number of shares pursuant to such award.

(b)   Revisions. The Compensation and Leadership Development Committee (the "Committee") in its discretion may change or otherwise revise the terms of such awards (including in granting the awards in a form other than as RSUs)

(c)   Equity Grant. On the date of each annual stockholders meeting ("ASM"), each non-employee director who continues as a non-employee director following the applicable ASM, automatically shall be granted RSUs on such date having a Value of $265,000 (the "Annual Grant"), rounded up to the nearest whole share. Beginning July 1, 2024, the Annual Grant shall have a Value of $290,000, rounded up to the nearest whole share.

Exhibit 10.8

A new non-employee director who joins other than at an ASM (on the first eligible grant date following their appointment to the Board) is granted a pro-rata proportion of an Annual Grant based on the time between their appointment and the next ASM.

The Annual Grant vests in full on the earlier of: (i) the one-year anniversary of the grant date; and (ii) the next ASM, subject to continued service as a director through the applicable vesting date, unless the Committee determines that circumstances warrant continuation of vesting.

All such equity awards become fully vested in the event of a "Sale Event" (as defined in the Company's Amended and Restated 2015 Share Incentive Plan (the "Equity Plan")) affecting the Company, in accordance with the terms of the Equity Plan. The RSUs are currently granted under the terms of the Equity Plan. For the avoidance of doubt, Outside Directors may elect to decline any equity retainer award made pursuant to this Policy.

3.   Expenses

The Company would reimburse all reasonable expenses incurred by non-employee directors in connection with their service on the Board. This would include expenses incurred for attending Board or committee meetings, or the Company may alternatively provide a travel allowance for such purpose. The Company may reimburse reasonable expenses for items which, for tax purposes, would be treated as a taxable benefit, in which case the Company may also pay any such tax on behalf of the non-employee director or provide a tax gross-up. In addition, the Company would provide liability-related insurance and indemnification benefits to non-employee directors.

4.   Other Matters

Appropriate disclosure will be made of any remuneration paid (or similar) to a non-employee director pursuant to any such arrangements.

5.   Stock Ownership Requirement

Each non-employee director is required, within four years of their initial election to the Board, to own shares of Class A Common Stock having an aggregate value of at least $265,000. Compliance with this requirement will be assessed on each July 1 based on the 90-day average closing price of the Company's Class A Common Stock ending on the trading day immediately preceding such date. Only Class A Common Stock owned in the following forms shall be considered in determining compliance with this requirement: shares held directly by, or in a grantor trust for the benefit of, the non-employee director or their immediately family members; shares owned by a partnership, limited liability company or other entity to the extent of the non-employee directors' interest therein (or the interest therein of their immediate family members) but only if the non-employee director has or share power to vote or dispose of such stock; and shares underlying vested RSUs that have not yet been settled.

Non-employee directors are subject to this stock ownership requirement for as long as they continue to serve on the Board. Failure to meet this requirement may result in cash retainers being paid in the form of shares of Class A Common Stock and/or in a restriction being imposed

Exhibit 10.8

on the non-employee director's right to sell shares of Class A Common Stock, as determined by the Committee. The Committee, in its sole discretion, may evaluate whether exceptions to this requirement shall be made in the event of severe financial hardship, a requirement to comply with a court order to transfer shares or as a result of significant stock price fluctuations.

Effective Date: This Policy was amended and restated on June 11, 2024.

Exhibit 19.1

ATLASSIAN CORPORATION

Insider Trading and Disclosure Policy

This policy (the "**Insider Trading Policy**") of Atlassian Corporation (together with its subsidiaries, the "**Company**") is intended to provide a set of guidelines and rules for all Atlassian Covered Persons (as defined below) to comply with federal and state securities laws that prohibit insider trading and avoid the appearance of impropriety in connection with trading in shares of common stock of the Company (the "**Common Stock**"), and other securities, issued by or relating to the Company. Violation of these laws carries severe consequences, including serious criminal and civil charges, dismissal from the Company, the erosion of investor trust in the Company and harm to the Company's reputation. The Company also has the responsibility to take reasonable steps to prevent insider trading by its employees and others that may have access to material, nonpublic information. It is the obligation of each Atlassian Covered Person to understand and comply with this Insider Trading Policy and to ensure that each of their Covered Affiliates (as defined below) are in compliance with this Insider Trading Policy.

For the purposes of this Insider Trading Policy, "securities" includes shares of Common Stock, options to purchase shares of Common Stock, any other type of securities that the Company may issue (such as preferred shares, convertible debentures, warrants, or exchange-traded options), other derivative securities of the Company, and any securities that provide the economic equivalent of ownership of any of the Company's securities or are designed to profit from, hedge or offset any change in the value of the Company's securities.

The Company has designated its Deputy General Counsel – Corporate, as its insider trading compliance officer (the "**Compliance Officer**"). The Compliance Officer shall be responsible for the administration of this Insider Trading Policy. In the absence of the Compliance Officer, responsibility for administering this Insider Trading Policy will rest with the General Counsel or such other employee as may be designated by the Compliance Officer. Actions taken by the Company, the Compliance Officer, or any other Company personnel do not constitute legal advice, nor do they insulate any Atlassian Covered Persons from the consequences of noncompliance with this Insider Trading Policy. Questions regarding this Insider Trading Policy should be directed to the Company's Compliance Officer.

I.   **Who is Covered by this Insider Trading Policy?**

This Insider Trading Policy applies to all of the Company's directors, officers, employees, consultants and contractors, and certain third-party vendors of the Company (each such director, officer, employee, consultant, contractor or third party vendor, an "**Atlassian Covered Person**"), and continues to apply following the termination of any such individual's service to or employment with the Company until any material, nonpublic information possessed by such individual has become public or is no longer material.

The same restrictions that apply to an Atlassian Covered Person also apply to (1) their spouse, significant other, children, parents or other family members, in each case, living in the same household, (2) all trusts, family partnerships and other types of entities formed for the benefit of the Atlassian Covered Person or the Atlassian Covered Person's family members over which the Atlassian Covered Person has the ability to influence or direct investment decisions concerning securities, (3) all persons who execute trades on behalf of the Atlassian Covered Person, and (4) any investment funds, trusts, retirement plans, partnerships, corporations or other entities over which the Atlassian Covered Person has the ability to influence or direct investment decisions concerning securities (each a "**Covered Affiliate**"); provided, however, that this Insider Trading Policy shall not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws. Atlassian Covered Persons are responsible for ensuring compliance with this Insider Trading Policy by all of their Covered Affiliates.

In addition to this Insider Trading Policy, all directors, officers and certain designated employees of the Company are also subject to, and are required to comply with, the Company's Special Trading Procedures for Insiders, which supplement and shall be deemed a part of this Insider Trading Policy, including the requirement to pre-clear all transactions in the Company's securities by such persons with the Compliance Officer.

II. What is Prohibited by this Insider Trading Policy?

No Trading Except During Trading Windows, Subject to Limited Exceptions.

The announcement of the Company's quarterly financial results has the potential to have a material effect on the market for the Company's securities. Although an Atlassian Covered Person may not know the financial results prior to public announcement, if such Atlassian Covered Person engages in a trade before the financial results are disclosed to the public, such trades may give an appearance of impropriety that could subject such Atlassian Covered Person and the Company to a charge of insider trading.

Therefore, subject to limited exceptions outlined in the section below titled "Are there any Exceptions?" Atlassian Covered Persons may trade in Company securities only during four quarterly trading windows.

What are the Trading Windows?

Unless otherwise stated, the four trading windows consist of the periods that begin after market close on the first full trading day following the Company's issuance of a press release (or another method of broad public dissemination) announcing its quarterly or annual earnings and end at the close of business on the seventh day of the third month of the then-current quarter. For the purposes of this Insider Trading Policy, a "trading day" shall mean a day on which the Nasdaq Global Market is open for trading. For example, if the Company issues a press release (or another method of broad public dissemination) announcing its quarterly or annual earnings after trading closes on a Tuesday, the first time an Atlassian Covered Person can buy or sell Company

2

securities is the opening of the market on Thursday. The example above assumes that Wednesday and Thursday are trading days.

No Trading Based on Material, Nonpublic Information.

Even during a trading window, it is generally illegal (and also a violation of this Insider Trading Policy) for an Atlassian Covered Person to trade in Company securities while in the possession of material, nonpublic information about the Company.

From time to time, events will occur that are material to the Company and cause certain Atlassian Covered Persons to be in possession of material, nonpublic information. When that happens, the Company will require that those in possession of the material, nonpublic information suspend all trading in the Company's securities until the information is no longer material or has been publicly disclosed. When such event-specific blackout periods occur, those subject to it will be notified by the Company. The event-specific blackout period will not be announced to those not subject to it, and those subject to it or otherwise aware of it should not disclose it to others.

Even if the Company has not notified an Atlassian Covered Person that they are subject to an event-specific blackout period, if an Atlassian Covered Person is aware of material, nonpublic information about the Company, such Atlassian Covered Person is prohibited from trading in the Company's securities. Any failure by the Company to designate an Atlassian Covered Person as subject to an event-specific blackout period, or to notify an Atlassian Covered Person of such designation, does not relieve such Atlassian Covered Person of their obligation not to trade in the Company's securities while possessing material, nonpublic information.

For additional information on what constitutes material, nonpublic information, see the section below titled "Definition of Material, Nonpublic Information."

Other Prohibited Activities

In addition to restrictions on direct trading, Atlassian Covered Persons are prohibited from the following activities when they know or are in possession of material, nonpublic information:

- having others trade in the Company's securities for them;
- giving trading advice of any kind about the Company except that an Atlassian Covered Person should, when appropriate, advise others not to trade if doing so might violate the law or this Insider Trading Policy; and
- directly or indirectly communicating any material, nonpublic information about the Company to anyone else who might then trade, or recommending to anyone that they purchase or sell the Company's securities when such Atlassian Covered Person is aware of material, nonpublic information (these practices are known as "**tipping**" and the third party recipient of such information or recommendation is known as a "**tippee**"). Atlassian Covered Persons may be held liable for tipping even if they receive no personal benefit from tipping and even if no close personal relationship exists between them and the tippee. Tippees inherit an Atlassian Covered Person's duties and are liable for trading on

3

material, nonpublic information illegally communicated or tipped to them by an Atlassian Covered Person. Similarly, just as Atlassian Covered Persons are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade.

As noted above, these prohibitions also apply to Covered Affiliates.

In addition, it is the Company's policy that no Atlassian Covered Person who, in the course of working for the Company, learns of any material, nonpublic information about any other company (*e.g.*, a customer, supplier or other party with which the Company is negotiating a major transaction, such as an acquisition, investment or sale), may trade in that company's securities until the information becomes public or is no longer material.

No Atlassian Covered Person may gift any Company securities outside a trading window. Even during a trading window, an Atlassian Covered Person is prohibited from gifting Company securities while in the possession of material, nonpublic information about the Company.

No Atlassian Covered Person may at any time sell any Company securities that are not owned by such Insider at the time of the sale (a "**short sale**").

No Atlassian Covered Person may use the Company's securities as collateral in a margin account.

No Atlassian Covered Person may pledge Company securities as collateral for a loan (or modify an existing pledge), or buy or sell forward contracts, equity swaps, puts, calls, collars, exchange funds (not to be confused with exchange-traded funds, also known as ETFs, that invest in the Company's securities in addition to securities of other companies, which are permitted to be bought or sold under this Insider Trading Policy as long as such Atlassian Covered Person does not control the purchase and the sale of securities in such funds), other derivative securities of the Company, or any securities that provide the economic equivalent of ownership of any of the Company's securities or are designed to profit from, hedge or offset any change in the value of the Company's securities or engage in any other hedging transaction with respect to the Company's securities, at any time unless such transaction has been approved by the Audit Committee of the Board of Directors. Any request for approval of such transaction by an Atlassian Covered Person must be submitted to the Audit Committee in writing at least two (2) weeks prior to the proposed execution of documents evidencing the transaction. Any such request submitted by an Atlassian Covered Person will be considered by the Audit Committee on a case-by-case basis and, if permitted, shall be subject to all of the other restrictions on trading in the Company's securities set forth in this Insider Trading Policy.

The prohibitions described in this section continue whenever and for as long as an Atlassian Covered Person knows or is in possession of material, nonpublic information. Remember, anyone scrutinizing an Atlassian Covered Person's transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, every Atlassian Covered Person should carefully consider how enforcement authorities and others might view the transaction in hindsight. Questions regarding any of these prohibitions should be directed to the Compliance Officer.

Definition of Material, Nonpublic Information

This Insider Trading Policy prohibits Atlassian Covered Persons from trading in the Company's securities if they are in possession of information about the Company that is both "material" and "nonpublic."

What is "Material" Information?

Information about the Company is "material" if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security, if the information is likely to have a significant effect on the market price of the security, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company. As a result, the materiality of information depends upon the circumstances. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed "material," the following items are types of information that should be considered carefully to determine whether they are material:

- projections of future earnings or losses, or other earnings guidance;
- projections of future non-financial key business metrics;
- earnings or revenue that is inconsistent with the consensus expectations of the investment community;
- potential restatements of the Company's financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor's audit report;
- pending or proposed mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets;
- changes in management or the Board of Directors;
- actual or threatened litigation or governmental investigations or major developments in such matters;
- developments regarding products, customers, suppliers, orders, contracts or financing sources (*e.g.*, the acquisition or loss of a contract);
- changes in dividend policy, declarations of share splits, or public or private sales of additional securities;
- significant borrowing or financing developments, including pending public sales or offering of debt or equity securities;
- cybersecurity or data security incidents;
- potential defaults under the Company's credit agreements or indentures, or the existence of material liquidity deficiencies; and
- bankruptcies or receiverships.

The Securities and Exchange Commission (the "**SEC**") has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company's securities.

Questions regarding material information should be directed to the Compliance Officer.

What is "Nonpublic" Information?

Material information is "nonpublic" if it has not been disseminated in a manner making it available to the investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, a Regulation FD-compliant conference call, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. The circulation of rumors, even if accurate and reported in the media, or simply posting information on the Company's website, may not be sufficient disclosure to make the information public.

Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Insider Trading Policy, information will be considered public after the close of trading on the first full trading day following the Company's public release of the information. For example, if the Company announces material information that an Atlassian Covered Person is or is deemed to be aware of after trading closes on a Tuesday, the first time that an Atlassian Covered Person can buy or sell Company securities is the opening of the market on Thursday. The example above assumes that Wednesday and Thursday are trading days.

Are there any Exceptions?

Pre-Approved Rule 10b5-1 Plans

Transactions effected pursuant to a trading plan that meets the requirements of Rule 10b5-1 (a "**Rule 10b5-1 Plan**") will not be subject to the Company's trading windows. Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. If an Atlassian Covered Person intends to trade pursuant to a Rule 10b5-1 Plan, such Rule 10b5-1 Plan must:

- satisfy the requirements of Rule 10b5-1 and applicable state laws;
- be documented in writing;
- either (i) specify the amounts, prices, and dates of all security transactions under the Rule 10b5-1 Plan, (ii) provide a written formula, algorithm, or computer program for determining the amount, price, and date of the transactions, or (iii) prohibit the relevant Atlassian Covered Person from exercising any subsequent influence over the transactions;
- be entered into in good faith during a trading window when such Atlassian Covered Person does not possess material, nonpublic information;
- require that the first trade may not occur until:

- in the case of a director or officer (as defined in Rule 16a-1(f) of the Exchange Act, a "**Section 16 Officer**"), the later of (a) ninety (90) days after the adoption of the Rule 10b5-1 Plan and (b) two (2) business days following the disclosure of the Company's financial results in a Form 10-Q or, in the case of the fourth fiscal quarter, a Form 10-K, for the fiscal quarter in which the Rule 10b5-1 Plan was adopted, not to exceed 120 days; and
  - in the case of all other Atlassian Covered Persons, seventy (70) days after the close of the trading window, following the adoption of the Rule 10b5-1 Plan;
- satisfy such other requirements as the Company may adopt from time-to-time, as approved by the Compliance Officer; and
- be pre-approved by the Compliance Officer.

No deviation from, or alteration to, the specifications of an approved Rule 10b5-1 Plan (including, without limitation, the amount, price or timing of a purchase or sale) is permitted without the pre-approval of the Compliance Officer and any such deviation or alteration must be reported immediately to the Compliance Officer.

The Compliance Officer may refuse to approve a Rule 10b5-1 Plan as they deem appropriate including, without limitation, if they determine that such Rule 10b5-1 Plan does not satisfy the requirements of Rule 10b5-1 or applicable state laws. The Compliance Officer may consult with the Company's legal counsel before approving a Rule 10b5-1 Plan. If the Compliance Officer does not approve an Atlassian Covered Person's Rule 10b5-1 Plan, the Atlassian Covered Person must adhere to the trading windows set forth above until such time as a Rule 10b5-1 Plan is approved.

Modifications to a previously approved Rule 10b5-1 Plan, other than administrative changes, will be considered a termination of the existing Rule 10b5-1 Plan and adoption of a new Rule 10b5-1 Plan, and will be subject to the requirements for the termination of a Rule 10b5-1 Plan outlined below. Administrative changes to a trading plan that do not affect the price, number, or timing of a purchase or sale, such as adjustments for a stock split, will not be deemed a termination.

Any such administrative modification of a previously approved Rule 10b5-1 Plan must:

- not affect the Rule 10b5-1 Plan's satisfaction of the requirements of Rule 10b5-1 and applicable state laws;
- be documented in writing; and
- be pre-approved by the Compliance Officer.

An Atlassian Covered Person may terminate a Rule 10b5-1 Plan only during a trading window when the Atlassian Covered Person does not possess material, nonpublic information. The termination of a Rule 10b5-1 Plan must be pre-approved by the Compliance Officer and the Compliance Officer may refuse to approve a Rule 10b5-1 Plan termination as they deem appropriate. The Atlassian Covered Person that terminated the Rule 10b5-1 Plan may not trade in the Company's securities until the next trading window following the termination of the Rule

10b5-1 Plan, but may enter into a new Rule 10b5-1 Plan during the same open trading window in which the Rule 10b5-1 Plan was terminated.

The Company is required to make disclosures regarding Rule 10b5-1 Plans of directors and Section 16 Officers in its quarterly and annual reports and further reserves the right to publicly announce, or respond to inquiries from the media regarding, the implementation of a Rule 10b5-1 Plan or the execution of transactions made under a Rule 10b5-1 Plan. The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Rule 10b5-1 Plans if the Compliance Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.

Compliance of a Rule 10b5-1 Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to a Rule 10b5-1 Plan are the sole responsibility of the Atlassian Covered Person initiating the Rule 10b5-1 Plan, and none of the Company, the Compliance Officer, or the Company's other employees assume any liability for any delay in reviewing and/or refusing a Rule 10b5-1 Plan submitted for approval nor the legality or consequences relating to an Atlassian Covered Person entering into or trading under a Rule 10b5-1 Plan.

Mutual Funds or Exchange-Traded Funds

Purchases and sales of mutual funds or exchange-traded funds, also known as ETFs, that invest in the Company's securities in addition to securities of other companies are not prohibited by the Insider Trading Policy as long as an Atlassian Covered Person does not control the purchase and the sale of securities in such funds.

Certain Transactions Related to Employee Benefit Plans

Exercise of Stock Options. The trading prohibitions and restrictions set forth in this Insider Trading Policy do not apply to the exercise of an option to purchase Company securities when payment of the exercise price is made in cash**.** However, the securities acquired upon the exercise of an option to purchase Company securities are subject to all of the requirements of this Insider Trading Policy. In addition, this Insider Trading Policy applies to the sale of outstanding Company securities to satisfy part or all of the exercise price of an option, any sale of shares of Common Stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Tax Withholding on Restricted Stock/Units. The trading prohibitions and restrictions set forth in this Insider Trading Policy do not apply to the withholding by the Company of shares of Common Stock, or the required sale of shares of Common Stock, in either case, upon vesting of restricted stock or upon settlement of restricted stock units to satisfy applicable tax withholding requirements if: (a) such withholding or sale is required by the applicable plan or award agreement; (b) the election to withhold shares of Common Stock or require the sale of shares of Common Stock was made by the Company in its sole discretion; or (c) the election to (i) have shares of Common Stock withheld or (ii) sell shares of Common Stock was made by the Atlassian Covered Person in compliance with this Insider Trading Policy.

Inheritance

The trading restrictions under this Insider Trading Policy do not apply to transfers by will or the laws of descent and distribution.

III.   Are there any Restrictions on the Use of Social Media, Internet Chat Rooms or Websites?

While the Company encourages its stockholders and potential investors to obtain as much information as possible about the Company, the Company believes that information should come from its publicly-filed SEC reports, press releases, external website or from a designated Company spokesperson, rather than from speculation or unauthorized disclosures by others. For this reason, the Company has designated certain members of management to respond to inquiries regarding the Company's business and prospects. This centralization of communication is designed to ensure that the information the Company discloses is accurate and considered in light of previous disclosures. Formal announcements are generally reviewed by management and legal counsel before they are made public. Any communications that do not go through this review process create an increased risk to the Company, as well as to the individual responsible for the communication, of civil and criminal liability.

In addition, with the advent of the Internet, and the emergence of social media and chat rooms, electronic discussions about companies and their business prospects have become common. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach. These forums have the potential to move a stock price significantly, and very rapidly – even though the information disseminated through social media and chat rooms often is unreliable, and in some cases, may be deliberately false. The SEC has investigated and prosecuted a number of fraudulent schemes involving social media and chat rooms. You may encounter information about the Company on the Internet that you believe is harmful or inaccurate, or other information that you believe is true or beneficial for the Company. Although you may have a natural tendency to deny or confirm such information on social media or in a chat room, any sort of response, even if it presents accurate information, could be considered improper disclosure and could result in legal liability to you and/or to the Company.

The Company is committed to preventing inadvertent disclosures of material, nonpublic information and unwitting participation in Internet-based securities fraud, and avoiding the appearance of impropriety by persons associated with the Company. Accordingly, this Insider Trading Policy prohibits Atlassian Covered Persons from discussing material, nonpublic information about the Company with anyone, including other Atlassian Covered Persons, except as required in the performance of their duties. No Atlassian Covered Person should, under any circumstances, provide information or discuss matters involving the Company with the news media, any broker-dealer, analyst, investment banker, investment advisor, institutional investment manager, investment company or stockholder, even if they are contacted directly by such persons, without express prior authorization. This restriction applies whether or not an Atlassian Covered Person identifies themselves as associated with the Company. All such contact or inquiries should be referred to Atlassian Corporation, 350 Bush Street, 13th Floor, San Francisco, CA 94104 USA, Attn: Investor Relations or IR@atlassian.com.

This Insider Trading Policy also prohibits Atlassian Covered Persons from making any comments or postings about material, nonpublic information about the Company on any social media, chat rooms or websites, or responding to comments or postings about the Company's business made by others. This restriction applies whether or not the Atlassian Covered Person identifies themselves as associated with the Company. Sharing or posting links to or "re-tweeting" Company news announcements about material, nonpublic information about the Company is permitted so long as the news announcement has already been posted to the Company's public website (or has otherwise been publicly disclosed by the Company) or otherwise approved by the Compliance Officer and is not accompanied by commentary prohibited by this Insider Trading Policy.

IV. What are the Penalties for Insider Trading and Noncompliance with this Insider Trading Policy?

Both the SEC and the national securities exchanges, through the Financial Industry Regulatory Authority, investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorney's Office, pursue insider trading violations vigorously. For instance, cases have been successfully prosecuted against trading by employees in foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The penalties for violating insider trading or tipping rules can be severe and include:

- disgorgement of the profit gained or loss avoided by the trading;
- payment of the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are subject of such violation, have purchased or sold, as applicable, securities of the same class;
- payment of criminal penalties of up to $5 million;
- payment of civil penalties of up to three (3) times the profit made or loss avoided; and
- imprisonment for up to twenty (20) years.

The Company and/or any controlling person of the person who engaged in insider trading may also be required to pay civil penalties of up to the greater of $2.5 million or three (3) times the profit made or loss avoided, as well as criminal penalties of up to $25 million, and could under certain circumstances be subject to private lawsuits.

Violation of this Insider Trading Policy or any federal or state insider trading laws may subject the person violating such laws or this Insider Trading Policy to disciplinary action by the Company up to and including termination. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Insider Trading Policy has been violated. The Company may determine that specific conduct violates this Insider Trading Policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

V. Does the Company have any Other Policies Regarding Confidential Information?

The Company also has strict policies relating to safeguarding the confidentiality of its internal, proprietary information. These policies include procedures regarding identifying, marking and safeguarding confidential information and employee confidentiality agreements. You should comply with these policies at all times.

VI. How Do You Report a Violation of this Insider Trading Policy?

If you violate this Insider Trading Policy or any federal or state laws governing insider trading, or know of any such violation by any other Atlassian Covered Person, you must report the violation immediately to the Compliance Officer. However, if the conduct in question involves the Compliance Officer, if you have reported such conduct to the Compliance Officer and do not believe that they have dealt with it properly, or if you do not feel that you can discuss the matter with the Compliance Officer, you may raise the matter with the General Counsel.

VII. Is This Insider Trading Policy Subject to Modification?

The Company may at any time change this Insider Trading Policy or adopt such other policies or procedures which it considers appropriate to carry out the purposes of its policies regarding insider trading and the disclosure of Company information. Notice of any such change will be communicated to you by electronic mail, posting on the Company's intranet or other delivery option by the Company. You will be deemed to have received, agreed to and become bound by revisions of this Insider Trading Policy when such revisions have been communicated to you, unless you object to any revision in a written statement received by the Compliance Officer, within two (2) business days of such communication.

VIII. Waivers

A waiver of any provision of this Insider Trading Policy in a specific instance may be authorized in writing by the Compliance Officer, their designee or the Chair of the Audit Committee of the Board of Directors, and any such waiver shall be reported to the Company's Board of Directors.

IX. Acknowledgment

This Insider Trading Policy will be delivered to all current Atlassian Covered Persons and to all new Atlassian Covered Persons at the start of their employment or relationship with the Company. Upon first receiving a copy of this Insider Trading Policy, each Atlassian Covered Person must acknowledge that they have received a copy and agrees to comply with the terms of this Insider Trading Policy. The acknowledgment should be returned in the manner provided for in the notice accompanying the delivery of this Insider Trading Policy.

The acknowledgment will constitute consent for the Company to impose sanctions for violation of this Insider Trading Policy, and to issue any necessary stop-transfer orders to the Company's transfer agent to ensure compliance.

Atlassian Covered Persons will be required upon the Company's request to re-acknowledge and agree to comply with this Insider Trading Policy (including any amendments or modifications). For this purpose, an Atlassian Covered Person will be deemed to have acknowledged and agreed to comply with this Insider Trading Policy when copies of such items have been communicated to you by electronic mail, posting on the Company's intranet or other delivery option by the Company, unless the Atlassian Covered Person objects in a written statement received by the Compliance Officer within two (2) business days of such delivery.

Failure to observe this Insider Trading Policy could lead to significant legal problems, including fines and/or imprisonment, and could have other serious consequences, including the termination of employment or service relationship with the Company.

ACKNOWLEDGMENT

I hereby acknowledge that I have read, that I understand, and that I agree to comply with, the Policy on Insider Trading and Disclosure (the "**Insider Trading Policy**") of Atlassian Corporation (the "**Company**"). I understand and acknowledge that I am an "Atlassian Covered Person" as such term is defined in the Insider Trading Policy and agree that I am responsible for ensuring compliance with the Insider Trading Policy and by all of my "Covered Affiliates." I also understand and agree that I will be subject to sanctions, up to and including termination of employment or service relationship, that may be imposed by the Company, in its sole discretion, for violation of the Insider Trading Policy, and that the Company may give stop-transfer and other instructions to the Company's transfer agent against the transfer of any Company securities in a transaction that the Company considers to be in contravention of the Insider Trading Policy.

Signature	
Name (Printed or typed)	
Position:	
Date	

12

ATLASSIAN CORPORATION

Special Trading Procedures for Insiders Policy

To comply with federal and state securities laws governing insider trading, Atlassian Corporation (together with its subsidiaries, the "**Company**") has adopted these Special Trading Procedures for Insiders ("**Trading Procedures**") as an addendum to the Company's <u>Policy on Insider Trading and Disclosure</u> (the "**Insider Trading Policy**"). These Trading Procedures are in addition to and supplement the Insider Trading Policy. Capitalized terms used in these Trading Procedures and not defined herein have the meaning set forth in the Insider Trading Policy.

A.   SCOPE

These Trading Procedures regulate securities trades by all directors and executive officers of the Company and certain designated employees of the Company as set forth in **<u>Exhibit A</u>**, who in the ordinary course of the performance of their duties have access to material, nonpublic information regarding the Company (collectively, these persons are referred to as "**Insiders**").

These Trading Procedures also apply to all Covered Affiliates; <u>provided</u>, <u>however</u>, that these Trading Procedures shall not apply to a Covered Affiliate that is an entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws.

Insiders are responsible for ensuring compliance with these Trading Procedures and the Insider Trading Policy by all of their Covered Affiliates. Unless the context otherwise requires, references to "Insiders" in these Trading Procedures refer collectively to Insiders and their Covered Affiliates.

These Trading Procedures apply to any and all transactions in the Company's securities, including its shares of Common Stock, options to purchase shares of Common Stock, any other type of securities that the Company may issue (such as preferred shares, convertible debentures, warrants, or exchange-traded options), other derivative securities of the Company, and any securities that provide the economic equivalent of ownership of any of the Company's securities or are designed to profit from, hedge or offset any change in the value of the Company's securities.

The special trading restrictions set forth in these Trading Procedures continue to apply to Insiders following the termination of any such Insider's service to or employment with the Company until any material, nonpublic information possessed by such Insider has become public or is no longer material.

B.   SPECIAL TRADING RESTRICTIONS

Please see the Insider Trading Policy for a description of prohibited activities applicable to all Atlassian Covered Persons. In particular, subject to certain exceptions set forth in the Insider Trading Policy, Insiders may only conduct transactions in the Company's securities in a trading window. Additionally, an Insider may not trade in any type of Company securities if such Insider is in possession of material, nonpublic information about the Company, unless the trade has been effected in compliance with a pre-approved Rule 10b5-1 plan. This prohibition applies even if such Insider receives pre-clearance in accordance with these Trading Procedures and the transaction would occur during a trading window.

Insiders are strongly encouraged to trade in Company securities in compliance with a pre-approved Rule 10b5-1 plan.

Please see the Insider Trading Policy for a discussion of what constitutes "material" and "nonpublic" information. Any Insiders who are unsure whether the information that they possess is material or nonpublic should consult the Compliance Officer for guidance.

In addition to the restrictions on trading in Company securities set forth in the Insider Trading Policy, no Insider may trade in Company securities unless the trade has been approved by the Compliance Officer designated in the Insider Trading Policy in accordance with the procedures set forth below. The Compliance Officer may consult with the Company's other officers and/or outside legal counsel and will receive approval for their own trades from the General Counsel, who shall be the alternate Compliance Officer (the Compliance Officer and the alternate Compliance Officer are collectively referred to as the "**Compliance Officer**" in these Trading Procedures).

C.   PRE-CLEARANCE PROCEDURES

Procedures. No Insider may trade in Company securities until the Insider has certified that they are not in possession of material, nonpublic information concerning the Company as part of entering a trade in their Shareworks account.

None of the Company, the Compliance Officer, or the Company's other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance submitted pursuant to these Trading Procedures. Further, none of the Company, the Compliance Officer, or the Company's other employees have responsibility for, and approval from the Compliance Officer does not protect the Insider from, the consequences of insider trading.

No Obligation to Allow Trades. The existence of the foregoing approval procedures does not in any way guarantee a trade requested by an Insider will be allowed. The Compliance Officer may block any trade at their sole and reasonable discretion. From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. So long as the event remains material and nonpublic, the Compliance Officer may prohibit any transactions in the Company's securities. If an Insider attempts to enter a transaction to trade in the Company's securities during the pendency of such an event, the trade may be blocked without disclosing the reason.

Completion of Trades. If you plan to **sell** Company securities, you will need to certify through the order entry process in your Shareworks account that you are not in possession of material, non-public information concerning the Company and you must complete the proposed trade prior

14

to the end of the current open trading window period; provided, however, if you come into possession of material, nonpublic information concerning the Company subsequent to certification, but prior to executing a trade, you are prohibited from trading until such time you are not in possession of such material, nonpublic information concerning the Company.

For all other transactions in Company securities, e.g., buying or gifting Company securities, please open a ticket with Stock Administration in order to obtain pre-clearance and to certify that you are not in possession of material, nonpublic information concerning the Company.

If you are a M100 Employee or Above or a Section 16 Insider (as defined below), the following pre-clearance and certification procedures apply to you:

For all transactions in Company securities (other than trades under an existing Rule 10b5-1 plan), e.g., selling, buying or gifting Company securities (including in connection with general estate planning), please open a ticket with Stock Administration in order to obtain pre-clearance and to certify that you: (i) are not in possession of material, nonpublic information concerning the Company; and (ii) will remain in compliance with the Company's stock ownership requirements after your transaction is completed, and in the ticket include: (a) a description of the proposed transaction, including the type of transaction (e.g., sale, purchase, gift, etc.) and the specific lot(s) and number of shares covered by the proposed transaction; and (b) the intended timing of the proposed transaction.

If your proposed transaction is approved, you must complete the proposed transaction prior to the end of the current open trading window period; provided, however, if you come into possession of material, nonpublic information concerning the Company subsequent to certification, but prior to executing the transaction, you are prohibited from executing the transaction, and will be responsible for canceling any pending transaction, until such time you are not in possession of such material, nonpublic information concerning the Company.

A waiver of any provision of these Trading Procedures in a specific instance may be authorized in writing by the Compliance Officer, their designee or the Chair of the Audit Committee of the Board of Directors, and any such waiver shall be reported to the Company's Board of Directors.

D.   EXEMPTIONS

Pre-Approved Rule 10b5-1 Plan. Transactions effected pursuant to a pre-approved Rule 10b5-1 plan will not be subject to the Company's pre-clearance procedures, and Insiders are not required to complete the pre-clearance procedures set forth above for such transactions. Such Rule 10b5-1 plan, and any amendment thereto, is subject to the requirements set forth in the Insider Trading Policy. If the Compliance Officer does not approve an Insider's Rule 10b5-1 plan, or a modification thereto, such Insider must adhere to the pre-clearance procedures set forth above and the restrictions set forth in the Insider Trading Policy until such time as the Rule 10b5-1 plan, or modification, is approved.

Certain Transactions Related to Employee Benefit Plans.

Exercise of Stock Options. The trading prohibitions and restrictions set forth in these Trading Procedures do not apply to the exercise of an option to purchase Company securities when payment of the exercise price is made in cash. In addition, the securities acquired upon the exercise of an option to purchase Company securities are subject to all of the requirements of these Trading Procedures and the Insider Trading Policy. Moreover, these Trading Procedures apply to the use of outstanding Company securities to satisfy part or all of the exercise price of an option, any sale of shares of Common Stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Tax Withholding on Restricted Stock/Units. The trading prohibitions and restrictions set forth in these Trading Procedures do not apply to the withholding by the Company of shares of Common Stock, or the required sale of shares of Common Stock, in either case, upon vesting of restricted stock or upon settlement of restricted stock units to satisfy applicable tax withholding requirements if: (a) such withholding or sale is required by the applicable plan or award agreement; (b) the election to withhold shares of Common Stock or require the sale of shares of Common Stock was made by the Company in its sole discretion; or (c) the election to (i) have shares of Common Stock withheld or (ii) sell shares of Common Stock was made by the Insider in compliance with the Insider Trading Policy and these Trading Procedures.

Mutual Funds or Exchange-Traded Funds. Purchases and sales of mutual funds or exchange-traded funds, also known as ETFs, that invest in the Company's securities in addition to securities of other companies are not prohibited by these Trading Procedures as long as an Insider does not control the purchase and the sale of securities in such funds.

Inheritance. The trading prohibitions and restrictions set forth in these Trading Procedures do not apply to transfers by will or the laws of descent and distribution.

E. **SECTION 16: INSIDER REPORTING REQUIREMENTS, SHORT-SWING PROFITS, AND SHORT SALES (APPLICABLE TO OFFICERS, DIRECTORS, AND 10% STOCKHOLDERS)**

Reporting Obligations under Section 16(a): SEC Forms 3, 4 and 5

Section 16(a) of the Exchange Act generally requires all officers, directors, and 10% stockholders ("**Section 16 Insiders**"), within ten (10) days after becoming a Section 16 Insider, to file with the SEC an "Initial Statement of Beneficial Ownership of Securities" on SEC Form 3, listing the amount of the Company's securities that the Section 16 Insider beneficially owns. Following the initial filing on SEC Form 3, changes in beneficial ownership of the Company's securities must be reported on SEC Form 4, generally within two (2) business days after the date on which such change occurs, or in certain cases on Form 5, within forty-five (45) days after fiscal year-end. The two-business day Form 4 deadline begins to run from the trade date rather than the settlement date. A Form 4 must be filed even if, as a result of balancing transactions, there has been no net change in holdings. In certain situations, purchases or sales of shares of the

16

Company's securities made within six months *prior* to the filing of a Form 3 must be reported on Form 4. Similarly, certain purchases or sales of shares of Company shares made within six months *after* an officer or director ceases to be a Section 16 Insider must be reported on Form 4.

Recovery of Profits under Section 16(b)

For the purpose of preventing the unfair use of information that may have been obtained by a Section 16 Insider, any profits realized by a Section 16 Insider from any "purchase" and "sale" of shares of the Company's securities during a six-month period, so called "short-swing profits," must be recovered by the Company. When such a purchase and sale occurs, good faith is no defense. The insider is liable, even if compelled to sell for personal reasons, and even if the sale takes place after full disclosure and without the use of any material, nonpublic information. The highest priced sale will be matched with the lowest priced purchase within the six-month period to determine the short-swing profit.

The short-swing profits realized by a Section 16 Insider under Section 16(b) of the Exchange Act is only recoverable by the Company itself. The Company, however, cannot waive its right to short-swing profits, and any Company stockholder can bring suit in the name of the Company. Reports of ownership filed with the SEC on Form 3, Form 4, or Form 5 pursuant to Section 16(a) of the Exchange Act are readily available to the public, and certain attorneys carefully monitor these reports for potential Section 16(b) violations. In addition, liabilities under Section 16(b) may require separate disclosure in the Company's annual report to the SEC on Form 10-K or its proxy statement for its annual meeting of stockholders. No suit may be brought more than two (2) years after the date the profit was realized. However, if the Section 16 Insider fails to file a report of the transaction under Section 16(a), as required, the two-year limitation period does not begin to run until after the transactions giving rise to the profit have been disclosed. Failure to report transactions and late filing of reports require separate disclosure in the Company's proxy statement.

Short Sales Prohibited under Section 16(c)

Section 16(c) of the Exchange Act absolutely prohibits Section 16 Insiders from making short sales of the Company's equity securities. Short sales include sales of shares that the Section 16 Insider does not own at the time of sale, or sales of shares against which the Section 16 Insider does not deliver the shares within twenty (20) days after the sale. Under certain circumstances, the purchase or sale of put or call options, or the writing of such options, can result in a violation of Section 16(c). Section 16 Insiders violating Section 16(c) also face criminal liability.

You should consult the Compliance Officer if you have any questions regarding reporting obligations, short-swing profits or short sales under Section 16.

F. RULE 144 (APPLICABLE TO SECTION 16 INSIDERS)

Rule 144 provides a safe harbor exemption to the registration requirements of the Securities Act of 1933, as amended, for certain resales of "restricted securities" and "control securities." "**Restricted securities**" are securities acquired from an issuer, or an affiliate of an issuer, in a transaction, or chain of transactions, not involving a public offering. "**Control securities**" are *any* securities owned by directors, executive officers, or other affiliates of the issuer, including shares of Common Stock purchased in the open market and shares of Common Stock received upon exercise of stock options. Sales of the Company's securities by affiliates (generally, Section 16 Insiders of the Company) must comply with the requirements of Rule 144, which are summarized below:

• the Company must have filed all SEC-required reports during the last twelve (12) months;
• total sales of shares of Common Stock by a covered individual for any three-month period may not exceed the greater of: (i) 1% of the total number of outstanding shares of Common Stock, as reflected in the most recent report or statement published by the Company; or (ii) the average weekly reported volume of such shares traded during the four calendar weeks preceding the filing of the requisite Form 144;
• the shares must be sold either in a "broker's transaction" or in a transaction directly with a "market maker." A "**broker's transaction**" is one in which the broker does no more than execute the sale order and receive the usual and customary commission. Neither the broker nor the selling person can solicit or arrange for the sale order. In addition, the selling person must not pay any fee or commission other than to the broker. A "**market maker**" includes a specialist permitted to act as a dealer, a dealer acting in the position of a block positioner, and a dealer who holds themself out as being willing to buy and sell shares of Common Stock for their own account on a regular and continuous basis; and
• a notice of the sale (a Form 144) must be filed with the SEC at the time of the sale. Brokers generally have internal procedures for executing sales under Rule 144, and will assist the selling person in completing the Form 144 and in complying with the other requirements of Rule 144.

If you are a Section 16 Insider subject to Rule 144, you must instruct your broker who handles trades in the Company's securities to follow the brokerage firm's Rule 144 compliance procedures in connection with all trades.

G. ACKNOWLEDGMENT

In addition to the Company's Insider Trading Policy, these Trading Procedures will be delivered to all current Insiders and to all new Insiders at the start of their employment or relationship with the Company. Upon first receiving a copy of these Trading Procedures, each Insider must acknowledge that they have received a copy and agrees to comply with the terms of these Trading Procedures and the Insider Trading Policy. The acknowledgment should be returned in the manner provided for in the notice accompanying the communication of these Trading Procedures.

This acknowledgment will constitute consent for the Company to impose sanctions for violation of the Insider Trading Policy or these Trading Procedures, and to issue any necessary stop-transfer orders to the Company's transfer agent or third-party broker to ensure compliance.

Insiders will be required upon the Company's request to re-acknowledge and agree to comply with these Trading Procedures and the Insider Trading Policy (including any amendments or modifications). For such purpose, an Insider will be deemed to have acknowledged and agreed to comply with these Trading Procedures and the Insider Trading Policy when copies of such items have been communicated to the Insider by electronic mail, posting on the Company's intranet or other delivery option by the Company, unless the Insider objects in a written statement received by the Compliance Officer within two (2) business days of such delivery.

Failure to observe these Trading Procedures and the Insider Trading Policy could lead to significant legal problems, and could have other serious consequences, up to and including termination of employment. Questions regarding these Trading Procedures or the Insider Trading Policy may be directed to the Compliance Officer.

ACKNOWLEDGMENT

I hereby acknowledge that I have read, that I understand, and that I agree to comply with, the Policy on Insider Trading and Disclosure (the "**Insider Trading Policy**") and the Special Trading Procedures for Insiders (the "**Trading Procedures**") of Atlassian Corporation (the "**Company**"). I further acknowledge and agree that I am responsible for ensuring compliance with the Insider Trading Policy and the Trading Procedures by all of my "Covered Affiliates." I also understand and agree that I will be subject to sanctions, up to and including termination of employment, that may be imposed by the Company, in its sole discretion, for violation of the Insider Trading Policy or the Trading Procedures, and that the Company may give stop-transfer and other instructions to the Company's transfer agent or third-party broker against the transfer of any Company securities in a transaction that the Company considers to be in contravention of the Insider Trading Policy or the Trading Procedures.

Signature	
Name (Printed or typed)	
Position	
Date	

Exhibit 1

1. **DIRECTORS**

Name
All Directors

2. **DESIGNATED EMPLOYEES**

Name
All members of the Atlassian Leadership Group (ALG), including officers

EXHIBIT 21.1

Subsidiaries of Atlassian Corporation

Atlassian Corporation is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2024, our subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
AirTrack Software Pty Ltd	Australia
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Capital Pty. Ltd.	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Code Barrel Pty Ltd	Australia
Good Software Co. Pty Ltd	Australia
Lead Green Pty Ltd	Australia
Lead Green Trust	Australia
ThinkTilt Pty Ltd	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Vertical First Trust	Australia
Atlassian Canada Inc.	Canada
Atlassian France SAS	France
Atlassian Germany GmbH	Germany
Atlassian India LLP	India
Atlassian India LLP Employees' Gratuity Trust Fund	India
Atlassian K.K.	Japan
Atlassian B.V.	Netherlands
Atlassian Holdings B.V.	Netherlands
Atlassian New Zealand	New Zealand
Atlassian Philippines, Inc.	Philippines
Atlassian Poland sp z o.o.	Poland
Opsgenie Yazılım Anonim Şirketi	Turkey
Atlassian Korea Ltd.	South Korea
Atlassian Pte Ltd	Singapore
Atlassian Corporation Limited	United Kingdom
Atlassian (UK) Operations Limited	United Kingdom
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (UK) Limited	United Kingdom, United States of America
AgileCraft LLC	United States of America
Atlassian Holdings, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Atlassian US, Inc.	United States of America
Atlassian (US) LLC	United States of America
Atlassian Ventures LLC	United States of America
Buddy AI Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Halp, Inc.	United States of America
Loom, Inc.	United States of America
OpsGenie, Inc.	United States of America
Optic Labs Corporation	United States of America
Trello, Inc.	United States of America

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-208436, 333-214424, 333-221342, 333-228124, 333-266998, 333-274077, and 333-279132) of our reports dated August 16, 2024, with respect to the consolidated financial statements of Atlassian Corporation, and the effectiveness of internal control over financial reporting of Atlassian Corporation included in this Annual Report (Form 10-K) of Atlassian Corporation for the year ended June 30, 2024.

/s/ Ernst & Young LLP
San Francisco, California
August 16, 2024

EXHIBIT 31.1

CERTIFICATION

I, Michael Cannon-Brookes, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Atlassian Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 16, 2024

/s/ Michael Cannon-Brookes

Michael Cannon-Brookes
Co-Chief Executive Officer
(Co-Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Scott Farquhar, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Atlassian Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 16, 2024

/s/ Scott Farquhar
Scott Farquhar
Co-Chief Executive Officer
(Co-Principal Executive Officer)

EXHIBIT 31.3

CERTIFICATION

I, Joseph Binz, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Atlassian Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 16, 2024

/s/ Joseph Binz
Joseph Binz
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Atlassian Corporation (the "Company") for the fiscal year ended June 30, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each undersigned officer of the Company certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer's knowledge:

1.   the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2.   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

ATLASSIAN CORPORATION

Date: August 16, 2024	By:	/s/ Michael Cannon-Brookes	
		Name:	Michael Cannon-Brookes
		Title:	Co-Chief Executive Officer *(Co-Principal Executive Officer)*
Date: August 16, 2024	By:	/s/ Scott Farquhar	
		Name:	Scott Farquhar
		Title:	Co-Chief Executive Officer *(Co-Principal Executive Officer)*
Date: August 16, 2024	By:	/s/ Joseph Binz	
		Name:	Joseph Binz
		Title:	Chief Financial Officer *(Principal Financial Officer)*

This certification is being furnished to accompany the Report pursuant to 18 U.S.C. § 1350 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

BOARD OF DIRECTORS

Scott Belsky

Shona Brown Chair of the Board

Michael Cannon-Brookes

Scott Farquhar

Heather M. Fernandez

Sasan Goodarzi

Jay Parikh

Enrique Salem

Steven Sordello

Richard P. Wong

Michelle Zatlyn

EXECUTIVE TEAM

Michael Cannon-Brookes, Chief Executive Officer and Co-Founder

Anu Bharadwaj, President

Joe Binz, Chief Financial Officer

Erika Fisher, Chief Administrative Officer and Chief Legal Officer

Zeynep Ozdemir, Chief Marketing Officer

Rajeev Rajan, Chief Technology Officer

Investor Relations IR@atlassian.com

Stock Exchange NASDAQ Global Select under the ticker symbol "TEAM"








